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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS

BY ELECTRONIC FILERS

Republic of Colombia	0000917142
Exact name of registrant as specified in charter	Registrant CIK Number

Exhibit C to Form 18-K for fiscal year ended December 31,2 004	033-73840
Electronic report,s chedule or registration statement of which the documents are a part (give period of report)	SEC file number,i f available

Name of Person Filing Document (If other than the Registrant)

PROCESSED
JUL 18 2005
THOMSON FINANCIAL

SIGNATURES

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Bogotá,D .C., Colombia on the 12 day of July,2 005.

REPUBLIC OF COLOMBIA

By: ____________________
Alberto Carrasquilla Barrera
Minister of Finance and Public Credit

As filed with the Securities and Exchange Commission on July 12, 2005

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 18-K

For Foreign Governments and Political Subdivisions Thereof

ANNUAL REPORT

of the

REPUBLIC OF COLOMBIA

(Name of Registrant)

Date of end of last fiscal year: December 31, 2004

SECURITIES REGISTERED*

(As of the close of the fiscal year)

Title of Issues	Amount as to which registration is effective	Names of exchanges on which registered
N/A	N/A	N/A

Name and address of person authorized to receive notices and communications from the Securities and Exchange Commission:

Jaime Buenahora Febres-Cordero
Consul General of the Republic of Colombia in The City of New York
10 East 46th Street
New York, New York 10017

Copies to:

Mark H. Stumpf, Esq.
Arnold & Porter LLP
399 Park Avenue
New York, New York 10022

* The Registrant is filing this annual report on a voluntary basis.

ITEM 1. **In respect of each issue of securities of the registrant registered, a brief statement as to:**

(a) *The general effect of any material modifications, not previously reported, of the rights of the holders of such securities.*

No such modifications.

(b) *The title and material provisions of any law, decree or administrative action, not previously reported, by reason of which the security is not being serviced in accordance with the terms thereof.*

No such provisions.

(c) ***The circumstances of any other failure, not previously reported, to pay principal, interest, or any sinking fund or amortization installment.***

No such failure.

ITEM 2. **A statement as of the close of the last fiscal year of the registrant giving the total outstanding of:**

(a) ***Internal*** **funded** ***debt of the registrant. (Total to be stated in the currency of the registrant. If any internal funded debt is payable in a foreign currency it should not be included under this paragraph (a), but under paragraph (b) of this item.)***

Reference is made to page 67 of Exhibit D.

(b) ***External funded debt of the registrant. (Totals to be stated in the respective currencies in which payable. No statement need be furnished as to intergovernmental debt.)***

Reference is made to pages 68 through 71 of Exhibit D.

ITEM 3. **A statement giving the title, date of issue, date of maturity, interest rate and amount outstanding, together with the currency or currencies in which payable, of each issue of funded debt of the registrant outstanding as of the close of the last fiscal year of the registrant.**

Reference is made to pages 72 through 75 of Exhibit D.

ITEM 4. (a) ***As to each issue of securities of the registrant which is registered, there should be furnished a break-down of the total amount outstanding, as shown in Item 3, into the following:***

(1) Total amount held by or for the account of the registrant.

Not applicable.

(2) Total estimated amount held by nationals of the registrant (or if registrant is other than a national government by the nationals of its national government); this estimate need be furnished only if it is practicable to do so.

Not applicable.

(3) Total amount otherwise outstanding.

Not applicable.

(b) ***If a substantial amount is set forth in answer to paragraph (a)(1) above, describe briefly the method employed by the registrant to reacquire such securities.***

Not applicable.

ITEM 5. **A statement as of the close of the last fiscal year of the registrant giving the estimated total of:**

(a) ***Internal floating indebtedness of the registrant. (Total to be stated in the currency of the registrant.)***

Reference is made to page 67 of Exhibit D.

(b) ***External floating indebtedness of the registrant. (Total to be stated in the respective currencies in which payable.)***

Reference is made to page 68 of Exhibit D.

ITEM 6. **Statements of the receipts, classified by source, and of the expenditures, classified by purpose, of the registrant for each fiscal year of the registrant ended since the close of the latest fiscal year for which such information was previously reported. These statements should be so itemized as to be reasonably informative and should cover both ordinary and extraordinary receipts and expenditures; there should be indicated separately, if practicable, the amount of receipts pledged or otherwise specifically allocated to any issue registered, indicating the issue.**

Reference is made to pages 58 through 61 of Exhibit D.

ITEM 7. (a) ***If any foreign exchange control, not previously reported, has been established by the registrant (or if the registrant is other than a national government, by its national government), briefly describe such foreign exchange control.***

Not applicable.

(b) ***If any foreign exchange control previously reported has been discontinued or materially modified, briefly describe the effect of any such action, not previously reported.***

Not applicable.

ITEM 8. **Brief statements as of a date reasonably close to the date of the filing of this report (indicating such date) in respect of the note issue and gold reserves of the central bank of issue of the registrant, and of any further gold stocks held by the registrant.**

Reference is made to page 56 of Exhibit D.

ITEM 9. **Statements of imports and exports of merchandise for each year ended since the close of the latest year for which such information was previously reported. Such statements should be reasonably itemized so far as practicable as to commodities and as to countries. They should be set forth in terms of value and of weight or quantity; if statistics have been established only in terms of value, such will suffice.**

Reference is made to pages 38 through 44 of Exhibit D.

ITEM 10. **The balances of international payments of the registrant for each year ended since the close of the latest year for which such information was previously reported. The statements of such balances should conform, if possible, to the nomenclature and form used in the "Statistical Handbook of the League of Nations." (These statements need be furnished only if the registrant has published balances of international payments.)**

Reference is made to page 38 of Exhibit D.

This annual report comprises:

(a) Pages numbered 1 to 6 consecutively.

(b) The following exhibits:

Exhibit A: None

Exhibit B: None

Exhibit C: Revenues, Budget and Appropriations Law for 2005 of the Registrant**

Exhibit D: Current Republic of Colombia Description

** Paper filing made under cover of Form SE.

This annual report is filed subject to the Instructions for Form 18-K for Foreign Governments and Political Subdivisions thereof.

SIGNATURE PAGE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant, the Republic of Colombia, has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Bogotá, D.C., Colombia on the 12th day of July, 2005.

By: /s/ Alberto Carrasquilla Barrera
Alberto Carrasquilla Barrera
Minister of Finance and Public Credit

EXHIBIT INDEX

		PAGE
EXHIBIT A:	None	
EXHIBIT B:	None	
EXHIBIT C:	Revenues, Budget and Appropriations Law for 2005 of the Registrant**	
EXHIBIT D:	Current Republic of Colombia Description	

** Paper filing made under cover of Form SE.

EXHIBIT D

REPUBLIC OF COLOMBIA

Table of Contents

SUMMARY

The following summary is qualified in its entirety by, and should be read in conjunction with, the detailed information appearing herein

1

	2000	2001	2002	2003	2004
Domestic Economy					
Real GDP Growth (percent)[1] [2]	2.9%	1.5%	1.9%	4.0%	4.0%
Gross Fixed Investment Growth (percent)[2]	(2.0)	8.5	10.8	14.1	13.7
Private Consumption Growth (percent)[2]	2.0	2.7	3.0	2.6	3.9
Public Consumption Growth (percent)[2]	(0.2)	1.1	0.2	0.6	3.3
Consumer Price Index[3]	8.8	7.7	7.0	6.5	5.5
Producer Price Index[3]	11.0	6.9	9.3	5.7	4.7
Interest Rate (percent)[4]	12.2	12.4	8.9	7.8	7.8
Unemployment Rate (percent)[5]	20.2	16.4	15.7	14.7	13.0
Balance of Payments			**(millions of dollars)**		
Exports of Goods (FOB)[6]	$13,099	$12,233	$11,794	$12,901	$16,216
Oil and its derivatives[6]	4,569	3,285	3,275	3,383	4,180
Coffee[6]	1,069	764	772	806	949
Imports of Goods (FOB)[6]	10,655	11,826	11,653	12,792	15,324
Current Account Balance[6]	761	(1,094)	(1,340)	(1,021)	(1,110)
Net Foreign Direct Investment[6]	2,069	2,509	1,258	855	2,597
Net International Reserves	9,004	10,192	10,841	10,916	13,536
Months of Coverage of Imports (Goods and Services)	7.5	7.7	8.5	7.9	8.2
Public Finance[7]			**(billions of pesos or percentage of GDP)**		
Nonfinancial Public Sector Revenue	Ps. 69,964	Ps. 79,511	Ps. 86,893	Ps. 98,556	Ps. 115,300
Nonfinancial Public Sector Expenditures[8]	77,360	87,509	93,967	104,911	116,882
Nonfinancial Public Sector Primary Surplus/(Deficit)[9]	2,848	2,697	2,114	5,728	8,399
Percent of GDP[1]	1.6%	1.4%	1.1%	2.5%	3.4%
Nonfinancial Public Sector Fiscal Surplus/(Deficit)	(6,071)	(7,078)	(7,747)	(5,746)	(3,595)
Percent of GDP[1]	(3.5)%	(3.8)%	(3.9)%	(2.5)%	(1.4)%
Central Government Fiscal Surplus/ (Deficit)	(9,684)	(10,850)	(12,435)	(11,528)	(13,983)
Percent of GDP[1]	(5.5)%	(5.8)%	(6.2)%	(5.1)%	(5.6)%
Public Debt [10]					
Public Sector Internal Funded Debt (billions of pesos)[11]	Ps. 58,824	Ps. 67,413	Ps. 83,421	Ps. 89,273	Ps. 99,546
Percent of GDP[1]	33.6%	35.8%	40.8%	39.2%	39.6%
Public Sector External Funded Debt (millions of dollars)[12]	$20,112	$22,932	$22,192	$24,206	$25,318
Percent of GDP[1]	24.7%	27.5%	27.5%	29.9%	26.6%

1: GDP figures calculated using new methodology implemented by DANE in 1999. Preliminary figures for 2002, 2003 and 2004.
2: Preliminary figures for 2002, 2003 and 2004.
3: Percentage change over the twelve months ending December 31 of each year.
4: Average for each year of the short-term composite reference rate, as calculated by the Superintendency of Banks.
5: Refers to the average annual percentage of the labor force that was unemployed in the seven largest cities in Colombia during the years 1997-2000. The 2001, 2002, 2003 and 2004 figures correspond to the average December 2001, December 2002, December 2003 and December 2004 unemployment rates in the thirteen largest cities in Colombia.
6: Figures for all years have been recalculated according to the recommendations contained in the fifth edition of the IMF's Balance of Payments Manual. Estimated figures for 2000, 2001, 2002, 2003 and 2004. Imports and exports of goods do not include "special trade operations."
7: All figures calculated according to IMF methodology, which includes privatization, concession and securitization proceeds as part of public sector revenues.
8: The amounts of Central Government transfers to departments and municipal governments are not eliminated in the calculation of consolidated nonfinancial public sector revenue and consolidated nonfinancial public sector expenditures and, accordingly, the revenue and expenditure figures included above are greater than those that would appear were such transfers eliminated upon consolidation. See "Public Sector Finance."
9: Primary surplus/(deficit) equals total consolidated nonfinancial public sector surplus/(deficit) without taking into account interest payments or interest income.
10: Subject to revision. Exchange rates at December 31 of each year.
11: Includes peso-denominated debt of the Government (excluding state-owned financial institutions and departmental and municipal governments) with an original maturity of one year or more, and public sector entities' guaranteed internal debt.
12: Includes external debt of the Government (including *Banco de la República*, public agencies and entities, departments and municipal governments and state-owned financial institutions) with an original maturity of one year or more.

Sources: *Banco de la República*, Ministry of Finance and Public Credit ("Ministry of Finance"), *Departamento Administrativo Nacional Estadístico* ("DANE") and Consejo Superior de Política Fiscal ("CONFIS").

CURRENCY OF PRESENTATION

All references herein to "pesos" and "Ps." are to the currency of Colombia, and all references herein to "U.S. dollars," "dollars," "U.S.$" and "$" are to the currency of the United States of America. Unless otherwise indicated, all peso amounts are stated in nominal terms. As used herein, the term "billion" means one thousand million, or 1,000,000,000, and the term "trillion" means one thousand billion, or 1,000,000,000,000. The *Superintendencia Bancaria* (Superintendency of Banks) calculates and publishes a rate (the "representative market rate") on a daily basis which is the average of the buy and sell foreign exchange rates quoted on the previous business day by certain commercial banks and financial corporations in the four largest Colombian cities. On June 30, 2005, the representative market rate published by the Superintendency of Banks for the payment of obligations denominated in U.S. dollars was Ps. 2,331.81/$1.00. Historical amounts translated into pesos or dollars have been converted at the historical rates of exchange summarized below. See "Monetary System—Foreign Exchange Rates and International Reserves."

2

INTRODUCTION

The Colombian economy recorded 4.0% positive real Gross Domestic Product ("GDP") growth in 2004, and also recorded a 4.0% growth in 2003. Since 1950 and until 1998, Colombia had enjoyed positive real GDP growth in every year (ranging from a low of 0.6% in 1998 to a high of 8.47% in 1978) and relatively stable rates of inflation (with a low of 2.2% in 1955 and a high of 32.6% in 1963). Already suffering from the impact of adverse climatic conditions, the negative effects of the financial crises in Asia and Russia, higher domestic interest rates and the significant decline in international crude oil and other commodity prices, in 1999 the Colombian economy entered the deepest recession in Colombian economic history, with GDP registering a negative real growth of 4.2%. In 2000, the economy resumed economic growth, with GDP increasing by 2.9% in real terms. Inflation, as measured by the change in the consumer price index, averaged 8.8% in 2000. In 2001 and 2002, the economy continued to grow, although at a slower pace than in 2000, with GDP increasing in real terms by 1.5% in 2001 and by 1.9% in 2002, while inflation further declined to 7.6% in 2001 and 7.0% in 2002. In 2003, the pace of economic growth accelerated, with GDP increasing by 4.0% in real terms. Inflation continued to decline in 2003, registering 6.5%. In 2004, the economy continued to grow, with GDP increasing by 4.0% in real terms. Inflation continued to decline in 2004 as a result of a combination of commercial, fiscal and monetary policies, registering 5.5%, its lowest in 50 years, despite higher international oil prices.

3

Due to the implementation of trade and foreign exchange liberalization policies, Colombia has experienced current account deficits in most years since 1994. In 2000, however, the current account registered a surplus of $761 million, while the capital account recorded a surplus of $59 million in 2000. In 2001 and 2002, the current account deficits totaled $1,094 million and $1,340 million, respectively, and were offset by capital account surpluses of $2,458 million and $1,279 million, respectively. The deficits in the current account in 2001 and 2002 were primarily due to a sharp decrease in the trade surplus, which fell from $2,633 million in 2000 to $579 million in 2001 and to $239 million in 2002. In 2003, the current account deficit fell to $1,021 million, and the capital account surplus also decreased to $738 million. In 2004, the current account deficit totaled $1,100 million, and the capital account surplus increased to $3,385 million. In 2003, the trade balance remained relatively stable, recording a surplus of $524 million. In 2004, the trade balance recorded a surplus of $ 1,134 million. Net foreign investment (including direct and portfolio investment), which had increased from $2,245 million in 2000 to $2,389 million in 2001, fell to $2,273 million in 2002 and further declined sharply in 2003 to a net outflow of $814 million. In 2004, net foreign investment (including direct and portfolio investment) increased significantly to $2,070 million. In 1999, *Banco de la República,* Colombia's central bank, abandoned its currency band and adopted a floating exchange rate regime. As a result of that change, as well as other economic adjustment measures implemented by the Government, net international reserves increased from $9,004 million at the end of 2000 to $10,192 million at the end of 2001, to $10,841 million at the end of 2002 and to $10,916 million at the end of 2003. At the end of 2004, net international reserves had increased to $13,536 million.

4

Colombia's ratio of total nonfinancial public sector debt to GDP increased steadily between 2000 and 2002, from 44.3% in 2000 to 48.5% in 2001 and 56.6% in 2002. Colombia's total nonfinancial public sector debt to GDP ratio decreased to 54.3% in 2003 and further to 50.5% in 2004, primarily as a result of the general increase in economic activity and the decrease in Government expenditure, as well as the tax, pension and labor reform legislation approved by Congress in October 2002. The Government has endeavored to further reduce the debt to GDP ratio by introducing additional legislation aimed at lowering Government expenditures. These proposed reforms were part of the subject of a referendum that was held on October 25, 2003. The Government was

5

unsuccessful in the referendum because less than 25% of the Colombians eligible to vote turned out to vote, which was required for passage. Despite this referendum loss, the Government is committed to reducing the public sector deficit, and in this regard has presented to Congress a contingency plan, entitled "Plan B." Plan B is designed to generate the same deficit reduction as was anticipated by the measures included in the referendum but does not require popular approval through a new referendum. Rather, Plan B is composed of expenditure cuts, reallocation of transfers to territorial and local governments and royalty and tax increases. Further deficit reducing measures were passed on December 29, 2003, when Congress approved and the President signed into law tax reform legislation that was expected to generate approximately Ps. 2 trillion (approximately $710 million) in revenues in 2004. [5] As a result of these measures, combined with continued economic growth, Colombia's ratio of total public sector debt to GDP decreased to 47.5% in 2004.

[6] Colombia's consolidated nonfinancial public sector deficit for 2004 is estimated at 1.4% of GDP, as compared to a deficit of 2.5% of GDP in 2003 and 3.9% of GDP in 2002. The Central Government deficit is currently estimated at 5.6% of GDP for 2004, as compared to 5.1% in 2003 and 6.2% in 2002. In an effort to continue a fiscal adjustment program that began in 1999 with the implementation of an Extended Fund Facility between Colombia and the International Monetary Fund ("IMF"), and that was aimed at curbing deterioration in the fiscal accounts, Colombia and the IMF entered into a two-year Stand-By Arrangement in January 2003. In May 2005, Colombia and the IMF entered into a new 18-month, $613 million Stand-By Arrangement to support Colombia's economic program through November 2006, replacing the expired Stand-By Arrangement entered into in January 2003. Colombia intends to treat the new Stand-By Arrangement as precautionary and does not plan to draw on the facility.

The Central Government deficit has increased sharply since 1994, principally because of:

- lower than expected revenues as a result of lower than expected growth in the economy,
- increased expenditures, especially in the areas of defense, justice and the pension system,
- constitutionally mandated transfers of an increasing share of Central Government revenues to departments and municipalities, while Central Government expenditures (including interest payments) have continued to increase, and
- increased debt service.

Unlike other major Latin American countries, Colombia avoided hyperinflation and involuntary debt restructurings during the 1980s, although it faced the same external conditions (including lower export prices, economic recession in Colombia's key trading partners, a reduction in foreign capital inflows and high interest rates) that negatively affected other Latin American countries during that period. During the 1980's, Colombia did, however, enter into voluntarily syndicated loan agreements to refinance certain maturities of its commercial bank debt, and maintained access to new borrowings through multilateral and bilateral credits. Since 1993, Colombia has obtained access to the international capital markets through the issuance of bonds in the United States, Europe and Japan and through borrowings from commercial bank syndicates. Colombia has regularly met all principal and interest obligations on its external debt for over 60 years.

On May 26, 2002, Mr. Alvaro Uribe was elected president of Colombia for the 2002-2006 term after obtaining 53% of the popular vote. Shortly after taking office in August 2002, President Uribe announced the *Proyecto de Seguridad Democrática del Gobierno Nacional* (Project for Democratic Security), which seeks to eradicate the rebel groups and achieve security, using democratic means, for all people against aggressors.

The Uribe administration's four-year development plan, "*Hacia un Estado Comunitario*" (Towards a Communitarian State), seeks to increase annual real GDP growth and reduce the unemployment rate and public sector deficit through economic growth incentives. To these ends, the Government proposed anti-corruption and fiscal reform measures, which were included in the unsuccessful referendum held on October 25, 2003. [7] The Government intends to continue its efforts against corruption and for fiscal reform through alternative means. To this end, five divisions of unauthorized paramilitary organizations were dismantled in November and December 2004 under a demobilization plan developed by the Government. The demobilization plan is the result of the Santa Fe de Ralito Agreement that was signed between these paramilitary organizations and the Government on July 23,

2003 and ratified on October 7, 2004, through a public announcement called the "*Acto de Fe por la Paz*". By the end of 2004, 2,624 members of these groups had been reintegrated into civil society.

In March 2004, the Government presented to Congress a constitutional amendment seeking to lift the ban on presidential re-election. The re-election bill was approved on December 1, 2004 after it passed eight successful congressional votes (four successful congressional votes in two consecutive congressional terms). The Constitutional Court and the Public Ministry are reviewing the amendment to determine whether it was passed consistent with the Constitution. Once the Public Ministry has completed its review, the Constitutional Court will have three months to rule on President Uribe's eligibility to run for re-election. This ruling will have to take place before the end November 2005 if the President is to run for a second term because he will have to announce his re-election six months before the first round of the elections, scheduled to take place in May 2006.

The Uribe Government believes that both changes in internal policy and international assistance will be required in order to improve the current economic situation and to reduce the fiscal deficit. Other factors, such as increases in inflation, exchange rate fluctuations, increases in interest rates, declines in foreign direct and portfolio investment, adverse conditions in the international capital markets, changes in international commodity prices, violence and disruption associated with the guerilla groups and narcotics organizations and other political, economic and diplomatic developments in or affecting Colombia could have a material adverse effect on the country's economy.

REPUBLIC OF COLOMBIA

Geography and Population

Colombia is the fourth largest country in South America, with a territory of 441,020 square miles (1,141,748 square kilometers). Located on the northwestern corner of the South American continent, Colombia borders Panama and the Caribbean Sea on the north, Peru and Ecuador on the south, Venezuela and Brazil on the east and the Pacific Ocean on the west.

Colombia is a country of great geographical diversity. Three ranges of the Andes, the Western, Central and Eastern *Cordilleras,* occupy the southwestern and central sections of the country, running through it from south to north. Grassland plains, known as *Los Llanos,* lie to the northeast of these ranges and extend to the Venezuelan border. The Amazon forest lies to the south of the grassland plains. The Magdalena River rises in the Central *Cordillera* and flows to the Caribbean Sea, near the city of Barranquilla, through a rich alluvial plain. Approximately 4% of the land is arable, approximately 41% is suitable for grazing and about 55% is forested. Colombia lies almost entirely in the north tropical zone; however, the country's regional climates vary with altitude. A tropical climate predominates in the coastal and Amazon regions, while a temperate climate predominates in the mountains.

8

According to the official projections of the National Administrative Department of Statistics ("DANE") and the National Planning Department ("DNP"), as of December 2004, Colombia's population was approximately 45.3 million, up from the 37.1 million counted in the 1993 census. From 1985 to 1993, the population grew at a rate of 2.2% per year, down from approximately 3.1% per year in the 1960s. Over 7.0 million people live in the metropolitan area of Bogotá, the capital of Colombia. Cali and Medellín, the second and third largest cities, have populations of approximately 2.4 million and 2.1 million, respectively. The most important urban centers, with the exception of Barranquilla (the largest port city), are located in the Cordillera valleys. Colombia has a population density of approximately 103 people per square mile (40 people per square kilometer).

9

Colombia is generally classified as a middle-income developing country. The following table sets forth the latest selective comparative statistics published by the World Bank.

Selected Comparative Statistics

10

	Colombia	Venezuela	Brazil	Mexico	U.S.
GNI Per Capita (2003)(1)	$1,810	$3,490	$2,720	$6,230	$37,610
Life Expectancy at Birth (2003)	72	74	69	74	77
Illiteracy Rate (2003)(2)	8%	7%	14%	9%	n/a
Infant Mortality (2003)(3)	19	19	33	24	7
Poverty (2003)(4)	64%	n/a	22%	n/a	n/a

n/a = Not available.
1: GNI per capita (formerly GNP per capita) is the gross national income divided by the midyear population, converted to U.S. dollars using the World Bank Atlas method.
2: Percentage ages 15 and over.
3: Number of infants dying before reaching the age of one year, per 1,000 live births.
4: Percentage of population living on less than $1 per day.
Sources: World Bank Group, Development Data Group. World Bank.

Government and Political Parties

The Republic of Colombia is one of the oldest democracies in the Americas, with regular transitions of power between successive administrations since 1957. In 1991, a popularly elected Constitutional Assembly approved a new Constitution, replacing the Constitution of 1886. The main features of the 1991 Constitution include further governmental decentralization, autonomy of the central bank, increased Congressional powers and the creation of several new public agencies. Colombia continues to be governed as a Presidential Republic. The President is elected for a four-year term and may not be reelected to any subsequent term. In March 2004, the Government presented to Congress a constitutional amendment seeking to lift the ban on presidential re-election. The re-election bill was approved on December 1, 2004 after it passed eight successful congressional votes (four successful congressional votes in two consecutive congressional terms). The Constitutional Court will review the amendment to determine whether it was passed consistent with the Constitution.

On May 26, 2002, Mr. Alvaro Uribe was elected president of Colombia for the 2002-2006 term. President Uribe, a former member of the Liberal Party who ran as an independent, obtained approximately 53% of the popular vote. President Uribe assumed office on August 7, 2002, replacing Mr. Andrés Pastrana, who was elected in 1998.

Colombia is divided into 32 departments. Each department is divided into municipalities. Both governors of the departments and mayors of the municipalities are popularly elected.

Judicial power is vested in the *Corte Constitucional* (Constitutional Court), the *Corte Suprema de Justicia* (Supreme Court of Justice, or "Supreme Court"), the *Consejo de Estado* (Council of State), the *Consejo Superior de la Judicatura* (Supreme Judicial Council), the *Fiscalía General de la Nación* (National Prosecutor General) and in such lower courts as may be established by law. The function of the Constitutional Court, whose nine members are elected by the Senate for an eight-year term, is to assure that all laws are consistent with the Constitution and to review all decisions regarding fundamental rights. The Supreme Court is the final appellate court for resolving civil, criminal and labor proceedings. The Council of State adjudicates all matters relating to the exercise of public authority or actions taken by the public sector, including the review of all administrative decisions or resolutions that are alleged to contradict the Constitution or the law. The Council of State also acts as advisor to the Government on administrative matters. Supreme Court and Council of State justices are appointed for eight-year terms by their predecessors from a list of candidates provided by the Supreme Judicial Council. The National Prosecutor General, who is appointed for a four-year term by the Supreme Court from a list of three candidates submitted by the President, acts as the nation's prosecutor. The judicial branch is independent from the executive branch with respect to judicial appointments as well as budgetary matters.

National legislative power is vested in the Congress, which consists of a 102-member Senate and a 166-member Chamber of Representatives. Senators and Representatives are elected by direct popular vote for terms of four years. The most recent Congressional election took place in March 2002 and the next Congressional elections will be held in March 2006. Senators are elected on a nonterritorial basis, while Representatives are elected on the basis of proportional, territorial representation. To be enacted into law, a bill must be approved by a majority of both houses of Congress. Differences between the two houses of Congress are resolved by a bicameral committee, which drafts a joint bill that is presented to both houses. The Constitution grants the President the right to veto bills passed by Congress, subject to Congressional override. Upon the signature of all ministers, the President may issue decrees under special circumstances, including a state of external war, significant domestic disruption or economic, social or ecological emergency. In each department, legislative power is vested in departmental assemblies whose members are elected by direct popular vote. At the municipal level, legislative power is vested in municipal councils, which preside over budgetary and administrative matters.

Traditionally, the principal political parties have been the Liberal Party and the Conservative Party. The following table shows the party composition of the Chamber of Representatives and Senate following the elections in the years indicated.

Party Composition of the Colombian Congress

Party	Chamber of Representatives					Senate				
	1990	1991	1994	1998	2002	1990	1991	1994	1998	2002
Liberal	59.7%	54.0%	56.0%	53.4%	32.0%	57.9%	54.9%	59.0%	48.0%	30.6%
Conservative	31.2	15.5	20.0	16.1	7.3	33.3	8.8	23.0	15.0	9.9
Others	9.1	30.5	24.0	30.4	60.5	8.8	36.3	18.0	37.0	59.5
	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

Totals may differ due to rounding.
Source: *Registradría Nacional del Estado Civil* (National Civil Registry).

Internal Security

Guerilla organizations have long been a part of Colombian society. The principal active guerilla organizations are the *Fuerzas Armadas Revolucionarias Colombianas* (Colombian Revolutionary Armed Forces, or

"FARC") and the *Ejército de Liberación Nacional* (National Liberation Army, or "ELN"). In many remote regions of the country that have traditionally lacked an effective government presence, the guerillas have exerted influence over the local population. In recent years, many of the guerillas have funded their activities through kidnappings and protection and other services rendered to narcotics organizations. In addition, the guerilla organizations have continued to commit acts of terrorism to draw attention to their causes and have focused much of their activities on the pipeline network owned by *Empresa Colombiana de Petróleos* (Colombian Petroleum Corporation, or "*Ecopetrol*"), the national oil company. Pursuant to the *Ley Nacional de Regalías* (National Royalties Law) of 1994, *Ecopetrol* pays a fee, related to the quantity of oil transported and the distance the oil is transported, to the various townships through which its pipelines run, which was implemented in order to help unify the local communities' interests with those of *Ecopetrol*. According to *Ecopetrol*, attacks on Colombia's oil infrastructure declined from 34 attacks on the Caño Limón Coveñas pipeline in 2003, which resulted in $5.0 million in lost revenues to 17 attacks on the same pipeline in 2004, resulting in $1.2 million in lost revenues. This decrease in the number of attacks was due in part to the Uribe administration's Proyecto de Seguridad Democrática del Gobierno Nacional (Project for Democratic Security), which is discussed below. For further information regarding the effects of guerilla attacks on *Ecopetrol*'s pipeline, see "Foreign Trade and Balance of Payments—Foreign Trade."

11

Guerilla organizations have increased their violence and terrorism in recent years, largely, the Government believes, in response to the Government's successful efforts to eradicate illicit crops and destroy drug processing and distribution centers.

Over the past fifteen years, the Government has implemented various measures to address the violence associated with the guerilla movements. From 1989 to 1992, as a result of bilateral negotiations, the M-19, the EPL, the *Partido Revolucionario de los Trabajadores* (Workers' Revolutionary Party) and the *Grupo Quintín Lame* suspended all guerilla activities, and 6,500 guerillas joined civil society. In order to encourage guerilla groups to respect human rights, in 1994 Colombia enacted legislation incorporating the Second Protocol to the Geneva Convention of 1949 relating to the protection of victims of non-international armed conflicts.

12

During President Pastrana's administration (1998-2002), the Government implemented a comprehensive peace initiative as part of the *Plan Colombia* directed primarily towards the FARC and the ELN. The peace policy focused on negotiations with the armed organizations; increased investment and economic development in conflict areas; and the introduction of social, political and economic reforms designed to improve living conditions, increase access to the political process and equalize the distribution of income. The *Plan Colombia* has been financed by the Government and by the *Fondo de Inversión para la Paz* (Peace Investment Fund or Peace Fund), which receives funds from the private sector, foreign governments and international agencies.

Between October 1999 and February 2002, peace talks ceased and resumed several times, and in 2001 the Government and the FARC signed two agreements outlining the negotiation process: the *Acuerdo de los Pozos* and the *Acuerdo de San Francisco*. However, on February 20, 2002, President Pastrana announced the suspension of the peace negotiations with the FARC and the end of the negotiation zone due to increased violence by the FARC against the civilian population. As of year-end 2004, negotiations between the FARC and the Government had not resumed.

After unofficial meetings in 1999 between the Government and the ELN, the two sides began formal peace discussions in June 2000, which have ceased and resumed several times over the last few years. In addition, the Government decided to grant political status to the ELN, an important step in the official negotiation process. However, on May 31, 2002, the Government suspended negotiations with the ELN after the breakdown of the most recent round of discussions in December 2001. Uribe administration officials have since met with leaders of the ELN to discuss a possible cease-fire; however, as of year-end 2004, no cease-fire had been announced. The Government has stated that it will not begin peace talks with any of Colombia's armed rebel groups unless a unilateral cease-fire is first declared.

The Government estimated that there were approximately 16,170 members of guerilla groups in 2004, including the FARC, and approximately 10,916 members of paramilitary organizations in 2004. The Colombian armed forces numbered 229,832 troops (including 68,146 career soldiers) as of December 2004.

13

In August 2002, President Uribe announced a State of Emergency in an effort to increase pressure on the guerilla groups. The State of Emergency authorized broad measures, such as the ability, following judicial authorization, to conduct searches without presenting warrants, impose curfews and restrict travel. The decree also authorized the Government to levy a one-time tax on the wealthy, discussed below, to raise funds in an effort to strengthen the security forces. Due to continued attacks by rebel groups against the Colombian population, the Government extended the State of Emergency for an additional 90 days, beginning on February 6, 2003. However, on April 29, 2003, the Colombian Constitutional Court lifted the State of Emergency, holding that the most recent extension was unconstitutional because, among other reasons, the Senate did not have the opportunity to comment on the extension. The Congress has since enacted legislation to assist in maintaining public order, including an antiterrorism statute adopted on December 18, 2003. The constitutionality of the antiterrorism statute adopted by Congress on December 18, 2003 was challenged in the Constitutional Court. On August 30, 2004, the Constitutional Court held that the qualified majority vote of the Chamber of Representatives that was required for the passage of the statute had not been attained and, consequently, the statute was unconstitutional.

14

The emergence of so-called "paramilitary" organizations has added to the violence in the country and these groups, whose activities have been condemned by the Government, have shown little respect for human rights or the rule of law. The principal group of paramilitaries is the *Autodefensas Unidas de Colombia* (Colombian United Self-Defense Group, or "AUC"). On July 15, 2003, leaders of the AUC formally agreed to begin peace negotiations with the Government and announced their intention to demobilize their forces entirely by December 2005. The peace talks began on July 15, 2003 and have continued through 2004. In 2003, as a result of the negotiations, a group of 1,036 rebels, 868 who formed part of the "Bloque Cacique Nutibara," and 168 who formed part of the "Autodefensas de Ortega" were demobilized.

Five divisions of unauthorized paramilitary organizations were dismantled in November and December 2004 under a demobilization plan developed by the Government. The demobilization plan is the result of the Santa Fe de Ralito Agreement that was signed between these paramilitary organizations and the Government on July 23, 2003 and ratified on October 7, 2004, through a public announcement called the "*Acto de Fe por la Paz*". By the end of 2004, 2,624 members of these groups had been reintegrated into civil society.

Pursuant to Resolution No. 16, passed January 31, 2005, the National Government created a temporary safe zone for the paramilitary group *Frente La Mojana* in the region of Nueva Esperanza. This resolution began the second phase of demobilization for the group, with the purpose of fostering peace talks between the Government and the paramilitary organizations. The zone was operational from midnight on January 31, 2005 through midnight on February 4, 2005. The demobilization of *Frente La Mojana* is part of a governmental demobilization program that started in November 2003, continuing a dialogue between the Government and the paramilitary organizations that began in December 2002.

President Uribe's Project for Democratic Security seeks to eradicate the guerilla and paramilitary groups and to provide security for all, without discrimination, against aggressors. To that end, the Government has established a voluntary civilian informant network to combat the insurgent groups and hopes to enlist up to one million citizens in this program. Among other objectives, the Project for Democratic Security also seeks to:

- eliminate obligatory military service once the armed forces have expanded to include 100,000 career soldiers, and thereafter replace conscription with national service for men and women;
- pass antiterrorism legislation;
- increase penalties for crimes and improve the justice system; and
- support and improve the *Plan Colombia.*

The level of criminal activity has declined since the Uribe administration took office in August 2002. In particular, homicides decreased by 14.9%, terrorism decreased by 43.6%, automobile theft decreased by 24.7%, and kidnappings decreased by 34.5% during 2004 as compared to 2003. There can be no assurance, however, that the downward trend in criminal activity will continue in the future.

15

The Government has taken various steps to combat the activities of producing, processing and trafficking in narcotics and the violence and terrorism that have become associated with such activities since the mid-1980s. Among other measures, the Government has offered bounties for information leading to the capture of certain criminals, increased its spending on military and police forces and improved the effectiveness of the judicial system, in part through raising the salaries of, and providing greater personal security to, judges and prosecutors.

Colombia is also a party to the United Nations Convention Against Illicit Traffic in Narcotic Drugs and Psychotropic Substances. Other components of the Government's anti-drug program include the following policies:

- eradicating illicit crops,
- controlling the raw materials necessary to process cocoa,
- providing an alternative livelihood for small cocoa growers through subsidies and other means,
- destroying drug processing and distribution operations, and
- arresting and prosecuting drug traffickers.

Law 793 of 2002 permits the Government to initiate judicial proceedings to take over assets obtained through illicit means or used in the furtherance of illegal activities. In 1997, the Constitution was amended to permit extradition of Colombian citizens accused of criminal activity abroad. Although drug trafficking activities and acts of violence and terrorism continue to occur, in the recent past the Government has been successful in largely dismantling the "Cali" and "Medellín" cartels.

Decree 472, enacted in 1996, created the *Plan Nacional de Desarrollo Alternativo* (National Plan of Alternate Development). It seeks to remove voluntarily peasants and indigenous communities from activities related to the cultivation of illicit drug crops, through the introduction of sustainable and competitive alternative livelihoods for them. The program is currently established in 96 municipalities in Colombia. In an effort to improve the results of the program, President Uribe announced plans to pay 50,000 peasant families Ps. 5 million per year to cease cultivating illicit drug crops and instead assist in the restoration of national forests.

In 2004, 136,551 hectares of illicit coca crops were eradicated as compared to 132,817 hectares in 2003, representing an increase of 2.8%.

16

In July 2000, the United States Congress approved a $1,319 million counternarcotics aid package for Colombia and neighboring countries that complemented $300 million of assistance to Colombia already contemplated in existing U.S. legislation. Of the total aid package, $860.3 million, or 65% of the total resources, supported the *Plan Colombia*. The remaining 35% consisted of assistance to Peru, Bolivia and Ecuador and additional funding for U.S. agencies. The aid package to Colombia included American-supplied helicopters and U.S. military trainers to assist Colombia in its antidrug operations. In August 2002, however, the U.S. President signed anti-terrorism legislation that, in a policy shift, authorizes Colombia to use the military equipment and U.S.-trained Colombian soldiers directly against the rebels and paramilitary groups. In 2000 through 2003, the United States provided Colombia with over $2.4 billion in economic, humanitarian and security assistance. Colombian government programs that have received U.S. aid include the Colombia National Police Project, the Colombia Military Project, the Narcotics Interdiction Project, the Alternative Development Program, the Democracy Project, the Vulnerable Groups Project, the Promotion of the Rule of Law Project and the Program of Development and Support. In addition, in August 2003, the U.S. President authorized the U.S. Department of State to resume assistance to Colombia in implementing an "Airbridge Denial Program" against civil aircraft suspected of trafficking in narcotics. The previous interdiction program was suspended in April 2001. In 2003 and 2004, the U.S. government provided Colombia a total of approximately $1.36 billion in aid for defense.

17

18

The United States provides assistance to Colombia to support its efforts to combat illegal drug-related activities. The U.S. conditions its assistance on the periodic determination as to the effectiveness of Colombia's efforts. On September 15, 2003, pursuant to U.S. law requirements, the President of the United States determined that Colombia did not "fail demonstrably" during the previous 12 months to make substantial efforts to adhere to international counternarcotics agreements and take certain counternarcotics measures set forth in U.S. law. So long as the Annual Presidential Determinations for Major Illicit Drug Producing and Drug-Transit Countries is released by the U.S. Department of State, an evaluation of Colombia, as a member of the "majors list," will be released. In the event of a future decertification of Colombia, unless the U.S. President waives the effects a decertification would have under U.S. law, all United States assistance (other than certain counternarcotics and humanitarian assistance) to Colombia would be suspended and the United States would be obligated to vote against all loans and other assistance to Colombia by multilateral development banks. In addition, the United States could, but would not be obligated to, impose economic sanctions on Colombia, such as the withdrawal of certain trade preferences. The decertification of Colombia in 1996, 1997 and 1998 did not have a material adverse effect on the country, but no assurance can be given that a future decertification would not have this effect. On September 24, 2004, the U.S. Department of State announced that Colombia had met the criteria related to human rights set forth by the United States. This certification ensures continued aid from the United States. Various other countries have programs to provide assistance to Colombia to reduce illegal drug-related activities.

The Government anticipates that continued large expenditures on security and justice will be necessary over the medium-term to fight narcotics-related crime. The Government has in the past funded a portion of its increased security and justice expenditures through special taxes imposed on certain sectors, such as the petroleum industry. Pursuant to the State of Emergency decreed by President Uribe in August 2002, the Government assessed a one-time 1.2% tax on liquid assets to be paid by individuals and companies to finance security measures. Through this tax, the Government raised approximately Ps. 37 million in 2004 and, together with revenues collected in 2003, the Government raised approximately Ps. 2.5 billion (or 1.2% of GDP). No official studies have been published regarding, and private studies vary widely in their assessment of, the effect on the Colombian economy of narcotics trafficking and drug-related violence, including their effect on Colombia's balance of payments, foreign investment flows and the allocation of productive activity. See "Foreign Trade and Balance of Payments—Foreign Investment."

19

Other Domestic Initiatives

On June 27, 2003, the Government's four-year national development plan entitled "*Hacia un Estado Comunitario*," was enacted. The plan seeks to increase annual real GDP growth and reduce the unemployment rate and the public sector deficit through economic growth incentives. The plan, as enacted, calls for total expenditures of Ps. 112.7 trillion, of which Ps. 68.8 trillion will be spent on social programs, including the construction of low-income housing and an education initiative which seeks to integrate 1.5 million new students into the school system. In addition, Ps. 30.2 trillion will be spent on infrastructure improvements and Ps. 3.3 trillion will be spent to purchase equipment for the armed forces. As part of its goal to reduce the fiscal deficit and modernize the country, the plan also contemplates reductions in the public sector workforce. It is contemplated that 46.5% of the total expenditures under the plan will be funded by the Central Government, 19.2% by new financings, 16.9% by state agencies and 17.4% by the private sector. The plan, as enacted, is consistent with the Government's budget assumptions set forth under "Public Sector Finance" below.

20

On October 25, 2003, a national referendum was held in which fifteen proposals were submitted to voters for approval. These proposals included a two-year freeze on public sector wages and pensions exceeding twice the minimum wage, the elimination of the special pensions regime and the limitation of pensions of former Presidents and other high-ranking officials. Additional measures sought to curb corruption and to reduce the total size of Congress to 218 members.

21

Each measure was voted on individually. Fourteen of the proposals were defeated because less than 25% of eligible Colombians cast votes. Despite its referendum defeat, the Uribe administration remains firmly committed to the reduction of the public sector deficit. To this end, the Government has presented to Congress an alternative plan to curb Government expenses and reduce the deficit. The Government's new plan, entitled "Plan B," is a combination of measures that do not require popular approval through a new referendum. These measures include expenditure cuts, reallocation of transfers to territorial and local governments and royalty and tax increases. Other deficit reduction measures were promulgated on December 29, 2003, including a tax reform that was intended to generate Ps. 2 trillion (approximately $710 million) in revenues in 2004.

21

In September 2004, the national Government presented a tax reform bill as part of its financing strategy for 2005. However, the absence of political support in the Senate for certain key elements of the bill led to its withdrawal by the Government.

Foreign Affairs and International Organizations

Colombia has established diplomatic relationships with 183 countries. Colombia is a member of the United Nations, the IMF and the International Bank for Reconstruction and Development (the "World Bank"). On a regional level, Colombia is a member of the Organization of American States, the Organization of Caribbean States, the Inter-American Development Bank ("IADB"), the Caribbean Development Bank, the Latin American Economic System, the Association of Caribbean States, the Economic Commission for Latin America and the Caribbean, the *Corporación Andina de Fomento*, a multilateral development bank referred to as CAF, the Andean Parliament and the Andean Development Bank. Colombia is also party to several trade and commodity agreements, including the Andean Community of Nations (formerly known as the Andean Pact), the Latin American Integration Association, the Union of Banana Exporting Countries, the International Sugar Association and the World Trade Organization.

22

In 1992, a free-trade zone was formed with Venezuela, which has increased commercial trade and financial activity between the two neighboring countries. One key aspect of Colombia's free trade agreement with Venezuela is a provision for integration of the two countries' capital markets. As a result, Venezuelan and Colombian public and private sector companies are now able to raise capital in either country with relatively few restrictions. Colombia also has free trade agreements with Ecuador, Bolivia and Chile. The Andean Community of Nations, which is designed to create a five-nation free-trade zone, was revived in 1991. Pursuant to this agreement, Colombia, Venezuela, Peru, Ecuador and Bolivia implemented common external tariffs in 1995. In August 1997, the Andean Community members initiated a program to reduce the common external tariffs, which is expected to be completed by December 31, 2005. Since 1995, Colombia has also been a party to a trade pact with Venezuela and Mexico.

On April 5, 2004, the Andean Community concluded a free trade agreement with Mercosur, the free trade association composed of Argentina, Brazil, Paraguay and Uruguay. This agreement, which was reached at a summit of the two trading blocks in July 2004, created a South American free trade area, which is expected to encourage positive economic benefits for the entire region.

22

On October 18, 2004, an economic complementation agreement was signed between Argentina, Brazil, Paraguay and Uruguay, each members of Mercosur, and the governments of Colombia, Ecuador and Venezuela, each members of the Andean Community.

In October 2002, Colombia became eligible to participate in the Andean Trade Promotion and Drug Eradication Act, or ATPDEA, which President Bush signed in August 2002 and which extends, through December 31, 2006, the unilateral tariff preferences accorded the Andean countries through the Andean Trade Preference Act. In 2003, 48% of Colombia's exports to the U.S. qualified for preferential treatment under the ATPDEA. Industries that benefited the most included flowers, footwear manufacturing and clothing.

22

In 2004, Colombian exports to the United States through ATPDEA totaled approximately $4.1 billion, which exceeded the projected goal that year by 38%. This represents an increase of approximately 34.1% as compared to 2003, which is much greater than the 16.2% total growth of Colombian exports to the United States taken as a whole during the same period. For a further discussion of this legislation, see "Foreign Trade and Balance of Payments—Foreign Trade."

ECONOMY

Gross Domestic Product

Between 1990 and 1998, Colombia's GDP grew at an estimated average annual rate of 3.6% in real terms. In 1999, GDP contracted by an estimated 4.2% in real terms, representing the deepest recession in Colombia's history. Some of the factors that contributed to the recession included political uncertainty prior to ex-President Pastrana's election, high domestic interest rates, the manifestation of macroeconomic imbalances, intensification of the armed conflict, a sharp decline in public investment and consumption, and the international financial crisis. In 2000, GDP grew by an estimated 2.9% in real terms, signaling an economic recovery due in part to the Government's fiscal adjustment measures, balance of payments equilibrium and adequate monetary and exchange rate policies. Further real growth in GDP was recorded in each of 2002, 2003 and 2004, with growth estimated at 1.9%, 4.0% and 4.0%, respectively. The following factors contributed to the increase in the rate of growth in 2003 as compared to 2002, and the sustained pattern of growth in 2004:

23

- the recovery of the United States economy;
- an increase in the foreign demand for Colombian goods and services;
- an increase in domestic demand, primarily due to a recovery in investment;
- increased investor confidence resulting from the implementation of the Government's security policy;
- advances in fiscal adjustment, prudent monetary policy and relatively low domestic interest rates; and
- lower interest rates and other costs associated with obtaining access the international capital markets.

The services sector has traditionally been the largest sector of the Colombian economy. In 2004, it increased by an estimated 4.1% in real terms and represented an estimated 56.6% of GDP. Within the services sector, the financial services category continued to show signs of recovery from the effects of the 1999 economic slowdown, growing by an estimated 9.2% in real terms and accounting for an estimated 5.7% of GDP in 2004. Manufacturing increased by 4.8% in real terms in 2004 and accounted for an estimated 14.4% of GDP. Agriculture, livestock, fishing, forestry and hunting have also traditionally played an important role in the Colombian economy. Production in this sector grew by an estimated 2.1% in real terms in 2004, accounting for an estimated 13.5% of GDP in 2004. Mining (including oil), increased by 2.8% in real terms in 2004 and represented an estimated 4.7% of GDP in 2004. Construction activity grew by an estimated 10.7% in real terms and accounted for an estimated 5.2% of 2004 GDP. Electricity, gas and water grew by 2.9% in real terms in 2004, and represented 3.1% of 2004 GDP. The transportation, storage and communications category grew by 5.1% in real terms in 2004 and accounted for an estimated 8.3% of 2004 GDP, and the retail, restaurants and hotels category grew by 5.6% in real terms and represented approximately 11.1% of GDP in 2004.

23

Gross fixed public investment represented approximately 6.3% of 2004 GDP, decreasing by an estimated 6.2% in real terms in 2004, following a 6.6% increase in 2003. Private investment increased by an estimated 29.42% in real terms in 2004 as compared to a 20.9% increase in real terms in 2003. Private sector investment accounted for an estimated 11.0% of GDP in 2004. In 2004, public consumption increased by an estimated 3.3% in real terms, following an increase of 0.6% in 2003, and represented an estimated 20.6% of 2004 GDP. Private consumption grew by an estimated 3.9% in real terms in 2004, following positive real growth of 2.6% in 2003, and accounted for an estimated 62.4% of 2004 GDP.

24

The current official projection of real GDP growth for 2005 is 4.0%. However, no assurance can be given that this projection will be reached.

25

The following tables set forth real GDP and demand as well as the composition and annual percentage growth rates of real GDP and demand, for the five years ended on December 31, 2004.

26

Real GDP and Demand

	2000	2001	2002(1)	2003(1)	2004(1)	2004(1)
	(millions of constant 1994 pesos)					*(millions of current pesos)*
GDP	Ps. 74,363,831	Ps. 75,458,108	Ps. 76,914,134	Ps. 80,002,743	Ps. 83,173,768	Ps. 255,984,373
Add: Imports of Goods and Services	12,621,429	13,481,714	13,635,478	15,009,798	17,516,516	57,144,545
Total Supply of Goods and Services	86,985,260	88,939,822	90,549,612	95,012,541	100,690,284	313,128,918
Less: Exports of Goods and Services	14,317,155	14,658,172	13,761,144	14,388,375	15,718,553	52,394,434
Total Domestic Supply	Ps.72,668,105	Ps.74,281,650	Ps.76,788,468	Ps. 80,624,166	Ps.84,971,731	Ps. 260,734,484
Allocation of Domestic Demand Consumption						
Private Consumption	Ps. 46,041,456	Ps. 47,277,472	Ps. 48,711,831	Ps. 49,951,699	Ps. 51,882,831	Ps. 159,788,110
Public Consumption	16,304,833	16,487,044	16,519,435	16,621,175	17,165,394	52,424,020
	62,346,289	63,764,516	65,231,266	66,572,874	69,048,225	212,212,130
Gross Fixed Investment						
Private Investment(2)	4,127,328	5,198,806	5,828,332	7,045,551	9,118,296	27,860,500
Public Investment(2)	5,085,361	4,796,254	5,245,976	5,589,837	5,242,495	16,018,180
	9,212,689	9,995,060	11,074,308	12,635,388	14,360,791	43,878,680
Changes in Inventory	1,109,124	522,076	482,895	1,415,904	1,562,715	4,643,674
Total Domestic Demand	Ps. 86,985,260	Ps.88,939,822	Ps.90,549,612	Ps. 95,012,541	Ps.100,690,284	Ps. 313,128,918

Totals may differ due to rounding.
1: Estimated.
2: Investment is defined as gross fixed capital formation.
Source: DANE.

26

	Percentage of GDP(1)					Real Growth Rate(1)				
	2000	2001	2002(2)	2003(2)	2004(2)	2000	2001	2002(2)	2003(2)	2004(2)
GDP	100.0%	100.0%	100.0%	100.0%	100.0%	2.9%	1.5%	1.9%	4.0%	4.0%
Add: Imports of Goods and Services	17.0%	17.9%	17.7%	18.8%	21.1%	6.0	6.8	1.1	10.1	16.7
Total Supply of Goods and Services	117.0%	117.9%	117.7%	118.8%	121.1%	3.4	2.3	1.8	4.9	6.0
Less: Exports of Goods and Services	19.3%	19.4%	17.9%	18.0%	18.9%	6.2	2.4	(6.1)	4.6	9.2
Total Domestic Supply	97.7%	98.4%	99.8%	100.8%	102.2%	2.8	2.2	3.4	5.0	5.4
Allocation of Domestic Demand										
Consumption										
Private Consumption	61.9%	62.7%	63.3%	62.4%	62.4%	2.0	2.7	3.0	2.6	3.9
Public Consumption	21.9%	21.8%	21.5%	20.8%	20.6%	(0.2)	1.1	0.2	0.6	3.3
	83.8%	84.5%	84.8%	83.2%	83.0%	1.4	2.3	2.3	2.1	3.7
Gross Fixed Investment										
Private Investment(3)	5.6%	6.9%	7.6%	8.8%	11.0%	(18.5)	26.0	12.1	20.9	29.4
Public Investment(3)	6.8%	6.4%	6.8%	7.0%	6.3%	17.2	(5.7)	9.4	6.6	(6.2)
	12.4%	13.2%	14.4%	15.8%	17.3%	(2.0)	8.5	10.8	14.1	13.7
Changes in Inventory	1.5%	0.7%	0.6%	1.8%	1.9%	(619.3)	(52.9)	(7.5)	193.2	10.4
Total Domestic Demand	117.0%	117.9%	117.7%	118.8%	121.1%	3.4	2.3	1.8	4.9	6.0

Totals may differ due to rounding.
1: Calculated using constant 1994 pesos.
2: Estimated.
3: Investment is defined as gross fixed capital formation.
Source: DANE

Principal Sectors of the Economy

The following table sets forth the composition of Colombia's GDP by economic sector, in constant pesos and percentage terms, for the five years ended on December 31, 2004.

Real GDP by Sector

	2000	% of Total	2001	% of Total	2002[1]	% of Total	2003[1]	% of Total	2004[1]	% of Total
	(millions of 1994 pesos and as a percentage of GDP)									
Agriculture, Livestock, Fishing, Forestry and Hunting										
Coffee	Ps. 1,319,368	1.8%	Ps. 1,306,055	1.7%	Ps. 1,345,995	1.7%	Ps. 1,374,212	1.7%	Ps. 1,349,396	1.6%
Other Agriculture and Livestock	9,002,419	12.1	8,972,007	11.9	8,922,801	11.6	9,221,360	11.5	9,473,203	11.4
Fishing, Forestry and Hunting	403,279	0.5	408,112	0.5	421,877	0.5	431,738	0.5	434,893	0.5
Total Agriculture	10,725,066	14.4	10,686,174	14.2	10,690,673	13.9	11,027,310	13.8	11,257,492	13.5
Manufacturing Industry	10,723,364	14.4	10,865,827	14.4	10,992,899	14.3	11,452,101	14.3	11,998,332	14.4
Mining[2]	3,652,933	4.9	3,429,850	4.5	3,347,570	4.4	3,783,202	4.7	3,889,972	4.7
Electricity, Gas and Water	2,320,970	3.1	2,391,729	3.2	2,445,870	3.2	2,512,581	3.1	2,585,802	3.1
Construction	2,967,342	4.0	3,081,895	4.1	3,467,045	4.5	3,930,840	4.9	4,349,639	5.2
Services										
Transportation, Storage and Communications	5,876,764	7.9	6,111,936	8.1	6,266,502	8.1	6,535,822	8.2	6,865,669	8.3
Retail, Restaurants and Hotels	7,860,855	10.6	8,105,546	10.7	8,271,700	10.8	8,714,312	10.9	9,203,890	11.1
Financial Services	3,754,684	5.0	3,834,322	5.1	3,950,317	5.1	4,371,866	5.5	4,775,829	5.7
Housing	7,429,661	10.0	7,495,830	9.9	7,585,993	9.9	7,685,168	9.6	7,778,381	9.4
Services to Companies except Financial Services and Housing	1,693,154	2.3	1,834,496	2.4	1,941,758	2.5	2,038,730	2.5	2,152,369	2.6
Government	11,581,700	15.6	11,653,804	15.4	11,691,993	15.2	11,764,002	14.7	12,149,184	14.6
Domestic Services	361,006	0.5	364,111	0.5	367,206	0.5	370,291	0.5	373,382	0.4
Other Services	3,635,314	4.9	3,673,363	4.9	3,664,565	4.8	3,711,732	4.6	3,760,164	4.5
Total Services	42,193,138	56.7	43,073,408	57.1	43,740,034	56.9	45,191,923	56.5	47,058,868	56.6
Minus: Imputed Banking Services	2,916,101	3.9	2,988,695	4.0	2,783,891	3.6	3,169,399	4.0	3,554,837	4.3
Plus: Duties and Tariffs on Imports	4,697,119	6.3	4,917,920	6.5	5,013,934	6.5	5,274,185	6.6	5,588,500	6.7
Real GDP	Ps.74,363,831	100.0%	Ps. 75,458,108	100.0%	Ps.76,914134	100.0%	Ps.80,002,743	100.0%	Ps.83,173768	100.0%

Totals may differ due to rounding.
1: Estimated.
2: Includes petroleum.
Source: DANE.

The following table sets forth the annual change in Colombia's real GDP by sector for the five years ended on December 31, 2004.

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Real GDP Growth by Sector[1]

	2000	2001	2002[2]	2003[2]	2004[2]
Agriculture, Livestock, Fishing, Forestry and Hunting					
Coffee	8.0%	(1.0)%	3.1%	2.1%	(1.8)%
Other Agriculture and Livestock	3.3	(0.3)	(0.6)	3.4	2.7
Fishing, Forestry and Hunting	3.6	1.2	3.4	2.3	0.7
Total Agriculture	3.9	(0.4)	0.0	3.2	2.1
Manufacturing Industry	11.8	1.3	1.2	4.2	4.8
Mining[3]	(10.3)	(6.1)	(2.4)	13.0	2.8
Electricity, Gas and Water	0.9	3.1	2.3	2.7	2.9
Construction	(3.9)	3.9	12.5	13.4	10.7
Services					
Transportation, Storage and Communications	1.5	4.0	2.5	4.3	5.1
Retail, Restaurants and Hotels	7.3	3.1	2.1	5.4	5.6
Financial Services	(7.5)	2.1	3.0	10.7	9.2
Housing	1.7	0.9	1.2	1.3	1.2
Services to Companies except Financial Services and Housing	3.1	8.4	5.9	5.0	5.6
Government	0.6	0.6	0.3	0.6	3.3
Domestic Services	0.9	0.9	0.9	0.8	0.8
Other Services	0.6	1.1	(0.2)	1.3	1.3
Total Services	1.4	2.1	1.6	3.3	4.1
Minus: Imputed Banking Services	(15.1)	2.5	(6.9)	13.9	12.2
Plus: Duties and Tariffs on Imports	(0.1)	4.7	2.0	5.2	6.0
Real GDP	2.9	1.5	1.9	4.0	4.0

Totals may differ due to rounding.
1: Calculated using constant 1994 pesos.
2: Estimated.
3: Includes petroleum.
Source: DANE.

Agriculture, Livestock, Fishing, Forestry and Hunting

Colombia's tropical climate and range of altitudes are conducive to a wide variety of agriculture. Coffee, sugarcane, flowers, bananas, potatoes and plantains have traditionally been considered the most important products. Colombia is currently the world's largest exporter of Arabica coffee, the second largest exporter of flowers after the Netherlands and the third largest exporter of bananas after Ecuador and Costa Rica. In 2004, the combined sectors of agriculture (including coffee), livestock, fishing, forestry and hunting (the "total agriculture" sector) comprised, in the aggregate, an estimated 13.5% of total GDP. The production of the total agriculture sector grew by an estimated 2.1% in real terms in 2004, after experiencing a significant deceleration in growth in 2001 and 2002. The non-coffee agricultural and livestock sector accounted for an estimated 11.4% of GDP in 2004, growing by an estimated 2.7% in 2004, as compared to 3.4% real growth in 2003. In 2004, the fishing, forestry and hunting sector comprised 0.5% of GDP, increasing by an estimated 0.7% in real terms, after real increases of 3.4% in 2002 and 2.3% in 2003.

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Coffee production (excluding coffee processing) represented 1.6% of GDP in 2004, decreasing by an estimated 1.8% in real terms, as compared with 2.1% positive growth in 2003. The value of coffee exports increased by 17.8% in 2004. Despite the traditional importance of coffee as an export product, Colombia's dependency on coffee as a source of export revenues has diminished during the past few years, as the volume of other agricultural exports, particularly bananas and flowers, has grown. Furthermore, since the breakdown in 1989 of the International Coffee Agreement between coffee growers and consumers, which regulated the coffee supply and helped maintain coffee prices, market conditions have changed markedly. New competitors such as Vietnam have emerged and have attained, in a short period of time, coffee production and export levels similar to those of traditional coffee growers such as Brazil and Colombia.

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The National Coffee Fund stabilizes domestic coffee prices. The fund is a government entity administered by the National Coffee Growers' Federation, which is made up of representatives of coffee producers. The National Coffee Growers' Committee, made up of representatives of coffee producers, the Minister of Finance and Public Credit, the Minister of Agriculture and Rural Development, the Minister of Commerce, Industry and Tourism and the Minister of Foreign Relations, functions as the National Coffee Fund's board of directors. This committee, subject to the veto right by the Minister of Finance and Public Credit, periodically establishes an internal coffee price paid to local growers. To the extent that export prices, adjusted for transportation and insurance costs, exceed the established internal price for coffee, the National Coffee Fund accumulates a surplus. To the extent that export prices fall below the internal price, the National Coffee Fund draws on accumulated reserves to pay growers the difference between the export and internal prices. The National Coffee Fund recorded deficits of Ps. 275 billion in 2000, Ps. 77 billion in 2001 and Ps. 168 billion in 2002. The 2000 deficit reflected the decline in international coffee prices, a lower volume of exports and an increase in the inventories of the National Coffee Fund. The improvement in 2001 resulted from a lower internal coffee price, while the subsequent decline in 2002 resulted from lower exports prices for coffee. During 2003, the National Coffee Fund registered a fiscal surplus of Ps. 311 billion. The sharp increase in 2003 was primarily due to higher revenues from gross exploitation arising primarily from coffee exports made by the Federation, and higher tax revenues collected from the coffee sector. In 2004, the National Coffee Fund registered a fiscal surplus of Ps. 37 billion. The smaller surplus in 2004 was primarily due to the appreciation of the peso and the lack of hedging to protect the National Coffee Fund from exchange rate risk during that year. The weighted average price of coffee exported by Colombia increased by 18.3% in 2004, from $0.71 per pound in 2003 to $0.84 per pound in 2004. Coffee exports accounted for 5.9% of total merchandise exports in 2004, as compared to 6.3% in 2003.

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During the Pastrana administration, the Government launched initiatives designed to foster competition and sustain development in rural areas. The most important of these initiatives were the *Incentivo a la Capitalización Rural* (Rural Capitalization Incentive Program), intended to channel private sector resources into agricultural projects; a foreign trade policy designed to protect national agricultural production and promote research into potential foreign markets for Colombian agricultural products; modernization of agricultural marketing systems; promotion of agrarian reform through the *Instituto Colombiano para la Reforma Agraria* (INCORA); strengthening the *Plan Nacional de Desarrollo Alternativo* (National Plan for Alternative Development), which promotes alternatives to the production of illicit products; and making financing for agricultural production and marketing more accessible by means such as the creation of the new *Banco Agrario* (the successor to the liquidated *Caja Agraria*).

In addition, the Government developed a Ps. 100 billion credit line for the agricultural sector in 2000, through the use of new "agricultural reactivation funds." *Banco Agrario* made disbursements of Ps. 739.4 million in 2003 and Ps. 1,028.7 billion in 2004, ending the year with a total loan portfolio of Ps. 1,707 billion, as compared to a total loan portfolio of Ps. 1,292 billion at December 31, 2003.

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Moreover, *Fondo para el Financiamiento del Sector Agropecuario* ("*Finagro*"), acting in its capacity as a rediscount bank, extended approximately Ps. 1,892.1 billion of loans to rural producers during 2004, an increase of approximately 21.3% in nominal terms in relation to 2003.

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Industry

The production of the industrial sector increased by 4.8% in 2004. Manufacturing accounted for an estimated 14.4% of 2004 GDP. Sixteen categories within the industrial sector showed positive real increases in 2004, while three sectors showed negative real growth. The largest increases within the industrial sector were registered by transportation equipment (which showed a 35.2% real increase), machinery and electrics supplies (which showed a 13.8% real increase) and furniture and related products 11.3% real increase). The categories experiencing negative real growth were beverages (which showed a 1.6% real decrease), processed tobacco (which showed a 2.9% real decrease) and paper and pasteboard (which showed a 1.1% real decrease).

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The following table summarizes the composition of industrial sector output and sets forth the rates of real growth for each sector for the periods indicated.

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Composition and Real Growth of the Industrial Sector[1]

	Percentage of Total[1]					Percent Growth[1]				
	2000	2001[2]	2002[2]	2003[2]	2004[2]	2000	2001[2]	2002[2]	2003[2]	2004[2]
Beef and Fish	3.8%	3.4%	3.4%	3.3%	3.3%	4.1%	(8.9)%	0.3%	1.9%	5.3%
Other Processed Foods	14.8	15.1	15.3	15.1	14.8	4.2	3.4	2.6	2.7	2.8
Sugar	2.8	2.7	2.8	2.9	2.8	0.9	0.03	2.5	8.5	3.8
Beverages	6.5	6.8	7.2	6.9	6.5	(0.4)	5.6	7.0	0.5	(1.6)
Processed Tobacco	0.7	0.7	0.9	0.9	0.8	16.4	0.2	33.5	0.6	(2.9)
Yarns and Threads; Textile Fabrics including Velvet	4.0	4.1	4.1	4.1	4.1	22.6	2.5	1.0	5.5	2.9
Knitted and Crocheted Fabrics; Clothing	6.6	6.8	6.3	6.5	6.4	27.9	4.8	(5.9)	7.5	2.4
Leather and Leather Products, Footwear	2.1	1.8	1.8	1.8	1.9	15.5	(10.2)	(3.0)	7.4	7.3
Wood, Cork and Straw Products	0.9	0.8	0.8	0.9	0.9	16.1	(6.5)	2.0	13.6	8.7
Paper and Pasteboard	4.4	4.5	4.3	4.3	4.1	18.9	3.0	(3.9)	5.3	(1.1)
Printing and Related Products	3.9	4.0	3.8	3.4	3.4	9.4	2.8	(4.0)	(6.2)	3.6
Processed Petroleum Products	7.1	6.8	6.4	6.3	6.1	6.0	(3.0)	(4.6)	1.2	2.2
Basic and Elaborated Chemical Products other than Rubber and Plastic Products	15.5	14.5	14.8	14.8	14.8	11.3	(4.9)	3.4	3.6	5.1
Rubber and Plastic Products	5.6	5.7	5.7	5.7	6.0	15.4	2.7	1.9	4.5	9.1
Glass, Glass Products and other Non-Metallic Products	6.1	6.1	6.1	6.3	6.1	15.0	2.4	0.2	7.5	1.7
Furniture and Related Products	2.9	3.2	3.2	3.1	3.3	13.8	10.7	2.1	1.0	11.3
Metals and Metallic Products other than Machinery and Equipment	5.9	5.6	5.7	6.6	6.7	23.7	(4.3)	3.1	21.0	5.2
Machinery and Electric Supplies	4.5	4.8	4.9	4.8	5.2	14.7	8.1	3.4	2.0	13.8
Transportation Equipment	1.8	2.5	2.4	2.2	2.8	36.8	36.6	0.6	(6.8)	35.2
Total	100.0%	100.0%	100.0%	100.0%	100.0%	11.8%	1.3%	1.2%	4.2%	4.8%

Totals may differ due to rounding.
1: Calculated using constant 1994 pesos.
2: Preliminary.
Source: DANE.

The Government has sought to develop the industrial sector through policies promoting the modernization of machinery and other productive assets. The Government has implemented part of its industrial policy through the *Fondo Nacional de Productividad y Competitividad* (National Fund for Productivity and Competitiveness). This agency, with participation from private companies and industrial organizations, promotes industrial development through research, the formulation of policies on competitiveness and the provision of technical and financial assistance to private companies seeking to modernize their production processes.

Mining and Petroleum

Colombia holds substantial reserves of petroleum, natural gas, coal, minerals, precious metals and precious and semi-precious stones, including nickel, gold, silver, platinum and emeralds. It is among the world's leading exporters of emeralds, gold and coal. Colombia is also the third largest Latin American exporter of oil, after Venezuela and Mexico. According to statistics compiled by DANE, the mining sector as a whole (including the petroleum industry) accounted for approximately 4.7% of GDP in both 2003 and 2004. The production of the mining sector increased in 2004, recording real growth of 2.8%, as compared to 2003. In recent years, the mining sector has contributed significantly to Colombia's export revenues. For example, 46.1% of total exports in 2004 (FOB) were attributable to the mining sector, as compared to 46.6% in 2003. Oil and its derivatives, coal, nickel and gold were the major mining products exported during 2004.

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The Republic owns all oil and gas reserves within the territory of Colombia. Until 1974, the Government entered into concession contracts which allowed private companies to exploit oil or gas fields for limited periods of time (usually 20 years). Since 1974, *Ecopetrol,* the Government-owned oil company, has exploited these reserves either directly or in association with private companies. Colombia permits oil and gas exploration and production under four principal types of arrangements:

1. *Ecopetrol* directly operates oil and gas fields, usually after the expiration of a concession contract.

2. *Ecopetrol* enters into association contracts with private companies, as described below, most commonly for the purpose of exploring and exploiting new oil fields.

3. *Ecopetrol* enters into shared risk contracts, which are a variation of the standard association contract.

4. *Ecopetrol* enters into risk service contracts, where private companies make investments to increase production in fields operated by *Ecopetrol.*

The Pastrana administration, acknowledging the importance of crude oil to the economy, initiated a comprehensive set of reforms designed to increase Colombia's competitiveness and investment in oil exploration and development. In December 1998, Congress passed a national tax reform law. This measure allows the intangible costs associated with oil exploration and exploitation to be amortized on a straight-line basis, instead of requiring amortization to be calculated by the units of production method. In May 1999, the Government issued Decree 788 of 1999, which expedites and streamlines the process of obtaining environmental licenses for oil exploration. These policies, together with the recovery in oil prices, contributed to the significant increase in contractual activity in 2000 and 2001. In 2003, *Ecopetrol* was divided into two divisions: *Ecopetrol S.A.* which is the operator and promoter of O&G (oil and gas) and the *Hydrocarbon National Agency* (HNA) which is in charge of the administration of the national resources. The main task of the HNA is to assign the areas for exploration and exploitation. To date, under this new scheme, the HNA developed a new contract of E&P (exploration and production) in which the contractor has a high level of autonomy over the stages of the process and the work plan. Additionally, it reduces the participation of the State, attracting new investments in this sector.

Under Colombia's royalty system, the national, departmental and municipal governments share a royalty on all crude oil and natural gas production. For most of *Ecopetrol's* oil field exploration and exploitation contracts, the royalty is equal to 20% of the total value of the oil production from the field. Concession contracts, however, individually provide a royalty percentage which is unique to the particular contract. In 1999, a modification to the royalty system established a sliding royalty percentage linked to the level of production for oil fields discovered after July 29, 1999. Under the various contract arrangements discussed below between *Ecopetrol* and private companies, it is customary for *Ecopetrol* to calculate its own share of production after payment of the royalty. Law 756 of 2002 further modified the oil royalties system and is geared to encouraging oil exploration in small- and medium-size fields by establishing variable royalties ranging from 8% for fields producing up to 5,000 barrels per day to 25% for fields producing in excess of 600,000 barrels per day.

Association Contracts. Since 1974, *Ecopetrol* has developed Colombia's oil reserves principally through association contracts with foreign private sector companies. In 2000, association contracts accounted for all of *Ecopetrol's* exploratory well drilling operations. According to Law 1760 of 2003, *Ecopetrol* could enter into association contracts until December 31, 2003. In 2004, this activity was assigned to the National Agency of Hydrocarbons under a different exploration and exploitation contract. The standard terms of these contracts have been modified over the years, as described below.

Under association contracts entered into before March 1994, including the contracts related to the *Cusiana* and *Cupiagua* oil fields, the private company party to the contract (the "associate") explores an agreed-upon area at its own risk and expense. *Ecopetrol* thereafter has the option to become a joint venture partner with the associate by reimbursing the associate for 50% of the exploration costs of oil wells within commercially viable fields and 50% of all future development costs related to those fields. *Ecopetrol* can either reimburse the associate in cash or grant the associate part of *Ecopetrol's* share of future production. As a joint venturer, *Ecopetrol* obtains the rights to 50% of the production. For contracts entered into between 1990 and March 1994, *Ecopetrol* initially receives 50% of the production, but its share gradually increases as accumulated production reaches specified levels. At the end of 2004, the weighted average of *Ecopetrol*'s share under these contracts was 46.7% of the production. If *Ecopetrol* does not

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elect to become a joint venture partner within a certain period of time (generally 60 to 90 days after the associate has determined that a field is commercially viable), the associate has the sole right to crude oil production from the field until it has sold production with a value equal to 200% of its total cash costs and investments. Thereafter, upon reimbursement of 50% of all of the associate's past costs and investments by *Ecopetrol*, future costs and production are automatically shared as if *Ecopetrol* had initially elected to become a joint venture partner in the field.

Since 1994, modifications made to *Ecopetrol*'s standard association contracts maintain the associate's share at 50% of production until aggregate production exceeds sixty million barrels. Thereafter, *Ecopetrol's* share increases gradually, up to a maximum of 75% of production. In 1995, further modifications to the standard association contracts require *Ecopetrol* to pay for half of the exploration costs, not only for wells which ultimately prove to be productive, but also for dry wells, stratigraphic wells and seismic exploration in fields that become commercially viable. Another 1995 modification also allows *Ecopetrol* to negotiate, at least five years before an association contract would otherwise expire, an extension of the production phase of the contract. The modifications also provide for competitive bidding for the right to explore and exploit marginal fields (defined according to certain technical, financial and operational criteria). In the bidding process, private companies bid percentages of production they will pay to *Ecopetrol* in exchange for the rights. Winning bidders are responsible for all future investment and operating costs related to the field.

In 1997, to promote private sector activity in the development of inactive areas and small fields and in the search for natural gas, *Ecopetrol* again modified its standard association contracts. These modifications lengthen the periods of exploration and exploitation, increase the levels of reimbursement for associates' explorations costs and provide for the reimbursement of exploration costs in real terms in U.S. currency.

On July 2, 1999, *Ecopetrol's* board of directors approved two additional modifications to the standard terms of its association contracts, applicable to new association contracts:

- *Reduction of Ecopetrol's Initial Participation. Ecopetrol* decreased its initial participation under these contracts from 50% to 30%. Accordingly, for all fields exploited under new association contracts, *Ecopetrol* will assume responsibility for 30% of investments and costs and will receive 30% of production.

- *Modified R Factor. Ecopetrol* modified the formula used to determine the increase in *Ecopetrol's* share of production (the "R Factor"). The R Factor is calculated by dividing accumulated revenues by cash investments and costs. If the R Factor increases above a certain profitability threshold, *Ecopetrol's* share of production increases above the initial 30%. Pursuant to the July 2, 1999 modifications, *Ecopetrol* raised the profitability threshold at which the R Factor triggers an increase in *Ecopetrol's* share from 1.0 to 1.5. Associates benefit from this modification because *Ecopetrol's* share remains at 30% for a longer period of time. In addition, the R Factor is now calculated in constant dollars. This new calculation method is designed to prevent inflation from independently causing an increase in the R Factor and a corresponding increase in *Ecopetrol's* share.

In July 2003, the Government announced that, in order to promote investment in wells and increase oil production, foreign oil companies will be able to negotiate extensions of their existing association contracts. At December 31, 2004, three existing contracts had been extended.

The following table sets forth the number of association contracts entered into during the years indicated and the number of contracts outstanding at the end of each year.

Association Contracts

	2000	2001	2002	2003	2004
Total Signed During Period[1]	32	28	14	21	13
Total Outstanding[2]	115	128	114	105	91

1: Does not include risk service contracts or shared risk contracts.
2: Includes shared risk contracts where the associate is the operator.
Source: *Ecopetrol*.

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The process of incorporating the July 2, 1999 modifications into the association contracts postponed the signature of several new contracts, and only one new contract was signed in 1999. In 2000, *Ecopetrol* signed 32 new association contracts and three risk service contracts (discussed below). The favorable trend of new association contracts continued in 2002 and 2003 with 14 new association contracts and three risk service contracts signed in 2002 and 21 new association contracts and two risk service contracts signed in 2003. In 2004, seven new association contracts and six risk contracts were signed.

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Shared Risk Contracts. Since 1987, *Ecopetrol* has also used shared risk contracts for the exploration and cultivation of oil fields. Except as described below, these contracts are nearly identical to standard association contracts. *Ecopetrol* only uses shared risk contracts when geological analysis suggests specific fields will be particularly profitable. *Ecopetrol's* initial shared risk contracts permitted *Ecopetrol* to participate in the development of these fields beginning in the second year of the exploration phase. Under these contracts, *Ecopetrol* assumed 15% of the exploration costs and risks at the beginning of the second year in exchange for a larger share of future production and equal representation on the executive committee of the unincorporated joint venture. Only three of these shared risk contracts remain in force as of May 31, 2005.

Ecopetrol's shared risk contracts have undergone significant modifications over the years. For example, in September 1995, *Ecopetrol* modified the standard terms for its shared risk contracts for use in areas in which it already conducts exploration directly. Under these contracts, *Ecopetrol* retains its status as operator of the field, and assumes responsibility for 50% of the related investments and costs. The other contracting party is responsible for the remaining 50% of investments and costs. Private companies submit bids based upon the percentage of production they will assign to *Ecopetrol.* The successful bidder obtains the right to enter into the shared risk contract with *Ecopetrol.*

Risk Service Contracts. *Ecopetrol* introduced the risk service contract in January 1998 to increase production through the use of new technologies in oil fields that it currently operates. Under these contracts, *Ecopetrol* continues to operate the field, but 100% of the investment in new technologies is made by a private company. In return, the private company receives a percentage of the incremental production increase resulting from the investment in technology. The specific percentage is subject to a bidding process between private companies, but in no case may it exceed 75%. As of May 31, 2005, the Government had six risk service contracts outstanding.

Ecopetrol has designed another type of contract to promote the exploitation by private companies of both undeveloped and inactive fields. Under this type of contract, the private company assumes total responsibility for the development and operation of a field in exchange for a fee per barrel, which varies with the level of production and is paid in U.S. dollars. Since 1998, *Ecopetrol* has signed three of these contracts for the development of the *Validivia-Almagro* field, the *Rancho Hermoso* field and the *Sur Oriente* field.

In June 2003, the Government split *Ecopetrol* into three state-owned entities. *Ecopetrol S.A.*, the operating unit, will continue to manage the operations of Colombia's existing oil fields. *Agencia Nacional de Hidrocarburos* ("ANH"), an administrative unit that manages, as of January 1, 2004, Colombia's petroleum resources by assigning areas for exploration and production, evaluating the potential of the country's petroleum reserves, promoting Colombia's petroleum resources to attract investment and collecting royalties. *Ecopetrol* was able to enter into new contracts through December 2003, since which date ANH has entered into all new oil and gas exploration and production contracts. *Promotora de Energia de Colombia*, the investment unit, will manage some of *Ecopetrol's* non-strategic investments. No longer owned 100% by the Ministry of Mines and Energy, *Ecopetrol S.A.* is now a state-owned share company. The Ministry of Finance and Public Credit of Colombia (the "Ministry of Finance") owns 95% of *Ecopetrol S.A.'s* shares and the remaining shares are owned by other public sector enterprises.

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On December 31, 2004, Colombia's crude oil reserves totalled approximately 1,477 million barrels. This consisted of approximately 651 million barrels of oil that *Ecopetrol* may exploit directly, 810 million barrels that are subject to association contracts and 16 million barrels that are subject to concession contracts. At that date, Colombia's proven gas reserves totalled an estimated 4.2 trillion cubic feet.

The following table sets forth Colombia's proven crude oil and natural gas reserves at the dates indicated.

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Proven Reserves of Colombia[1]

	At December 31,				
	2000	2001	2002	2003	2004
Crude Oil (millions of barrels)	1,972	1,842	1,632	1,542	1,477
Natural Gas (trillions of cubic feet)[2]..	4.5	4.5	4.2	4.0	4.2

1: "Proven reserves" are defined as the estimated quantities of crude oil and natural gas which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs. In the case of reserves to which *Ecopetrol* has the sole right of development, *Ecopetrol* estimates proven reserves in accordance with the methodology promulgated by the Society of Petroleum Engineers. While this methodology permits such estimates to be based on assumptions regarding future economic and operating conditions (including prices and costs), *Ecopetrol* includes as proven reserves only those reserves that, at the date of estimation, are recoverable under existing economic and operating conditions. *Ecopetrol* estimates its share of reserves that are to be developed pursuant to association contracts using the same methodology as employed in the calculation of direct reserves, based on seismic, geological and other technical data supplied by the respective operators and reviewed by *Ecopetrol's* petroleum engineers.

2: Corresponds to gas with concrete commercial viability.

Source: *Ecopetrol.*

Until 2000, Colombia had witnessed relatively little exploration activity. This was the result of both the significant decline in oil prices in 1997 and 1998 and fiscal policies and contractual terms that were not internationally competitive.

Production of crude oil in Colombia decreased from an average of 541.0 thousand barrels per day in 2003 to 528.4 thousand barrels per day in 2004. *Ecopetrol's* direct production accounted for approximately 24% of the total crude oil production in 2004, as compared to 21% in 2003. Approximately 31% of the country's oil production in 2004 was derived from the Cusiana area of the *Los Llanos* region.

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Of the 528.4 thousand barrels of crude oil produced per day in 2004, approximately 41% was exported, as compared to 42% of total crude oil production in 2003. *Ecopetrol* was responsible for exporting 13% of the total crude oil exported by Colombia in 2004, as compared to 32% in 2003. This decrease was primarily due to a decline in Colombia's crude oil production. The value of Colombia's exports of crude oil and its derivatives in 2004, according to balance of payments statistics, totaled an estimated $4,180 million, a 23.6% increase from the 2003 level. This increase was primarily due to an increase in the price of oil in the international market. The average export price of crude oil in 2004 for *Ecopetrol's* was $36.01 per barrel. Colombia's average daily volume of exports of crude oil in 2004 was estimated at 218.5 thousand barrels per day, a 5% decrease over the average daily volume in 2003 (229.8 thousand barrels per day). Since 1995, the Government has used a stabilization fund through which revenues from the *Cusiana* production are invested abroad in order to avoid the inflationary effects associated with large inflows of oil revenues into the country. For further details on the stabilization fund, see "Public Sector Finance—General" below.

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In connection with its core activities of exploration and production of oil and gas, *Ecopetrol* has developed a network of pipelines used to transport crude oil, natural gas and oil products to domestic refineries, major distribution points and export facilities. The pipelines, some of which are wholly-owned by *Ecopetrol* and others of which are owned jointly with associates or other companies, transport oil and gas owned by *Ecopetrol*, associates and concession operators. The 800 km OCENSA pipeline, a joint venture among *Ecopetrol*, associates and other companies, was completed in February 1998. The pipeline transports crude oil from the Cusiana and Cupiagua, and other nearby fields to the port of Coveñas and has a capacity of 556,000 barrels per day and maintained an average output of approximately 259,000 barrels per day during 2004.

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The Government, with private sector participation, intends to substantially expand the natural gas pipeline network and the related infrastructure over the next several years.

Construction

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Growth in the construction sector decreased in 2004 as compared to 2003; however it remained as one of the fastest growing sectors of the economy. The sector experienced real annual growth of 10.7%, marking the fourth consecutive year of real growth. The growth experienced in 2004 was primarily due to several government policies,

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such as increased spending on subsidies for low-income housing and measures to reduce taxes on home loans. Despite the growth in this sector, the number of building permits decreased in 2004 by 6.4% on average. However, the upward trend in new loans for housing, which began in July 2001, continued.

Services

The services sector accounted for 56.6% of GDP in 2004. Activity in the services sector increased by 4.1% in real terms in 2004, following a 3.3% increase in 2003. The following table shows the composition of the services sector for the years indicated.

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Composition of Services Sector

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	2000	2001	2002(1)	2003(1)	2004(1)
	(percentage of total services)				
Transportation, Storage and Communications	13.9%	14.2%	14.3%	14.5%	14.6%
Retail, Restaurants and Hotels	18.6	18.8	18.9	19.3	19.6
Financial Services	8.9	8.9	9.0	9.7	10.1
Housing	17.6	17.4	17.3	17.0	16.5
Services to Companies except Financial Services and Housing	4.0	4.3	4.4	4.5	4.6
Government	27.4	27.1	26.7	26.0	25.8
Domestic Services	0.9	0.8	0.8	0.8	0.8
Other Services	8.6	8.5	8.4	8.2	8.0
Total	100.0%	100.0%	100.0%	100.0%	100.0%

Totals may differ due to rounding.
1: Estimated.
Source: DANE.

Transportation, storage and communications grew by 5.0% in real terms in 2004, as compared to 4.3% real growth in 2003, and accounted for an estimated 8.3% of 2004 GDP. Currently, there are approximately 166,233 km of roads in Colombia. The public roads within Colombia are categorized as primary, secondary or tertiary. The primary network consists of 16,575 km of nationwide roads and expressways, which facilitates access to the capitals of the departments. The secondary network consists of 66,082 km of regional roads which connect smaller cities. The tertiary network consists of 36,736 km of roads which connect towns and other localities.

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Over the last several years, the road concessions program has substantially increased the participation of private companies in the transportation sector. The latest concessions will permit the construction of safer and more modern roadways. The transportation corridors to be constructed under these concessions will connect large industrial and agricultural centers, which are primarily located in the nation's interior, with the most important Atlantic and Pacific ports. These corridors include the *Zipaquirá–Santa Marta* corridor, the *Briceño–Tunja–Sogamoso* corridor, the *Bogotá–Buenaventura* corridor and the Caribbean road network.

With respect to the communications sector, Colombia had an estimated 16.4 telephone lines in service per 100 inhabitants at December 31, 2003 and an estimated 21.0 telephone lines in service per 100 inhabitants at December 31, 2004. Prior to 1998, *Empresa Nacional de Telecomunicaciones*, a state-owned company, was the primary provider of domestic and international long distance telephone services in Colombia. Since August 1997, however, ten-year licenses with automatic ten-year extensions have been granted to new operators of domestic and international long distance telephone services. In December 1998, *Empresa de Teléfonos de Bogotá* ("ETB", owned by the capital district of *Bogotá*) and Orbitel (a privately owned company), began providing international and domestic long-distance services, ending the 50-year monopoly of *Empresa Nacional de Telecomunicaciones. Empresa Nacional de Telecomunicaciones* has also traditionally provided basic telephone service in suburban and rural areas. Within the major metropolitan areas, separate municipal telephone companies provide basic telephone services. In June 2003, the Government announced the liquidation of *Empresa Nacional de Telecomunicaciones* and the creation of a new state-owned telecommunications company, *Colombia Telecomunicaciones S.A. ESP.*

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Both the old and new companies are known as "Telecom." For further information on Telecom, see "—Role of the State in the Economy; Privatization—Telecom."

In recent years, Colombia has witnessed increased demand for cellular telephone service. In 2003, Colombia had an estimated 14.3 mobile telephone lines in operation per 100 inhabitants, with service provided by *Telefonica Móvil, Comcel* and the recently formed *Colombia Móvil*. According to the Ministry of Communications, there were approximately 10.4 million mobile telephone users in Colombia as of year-end 2004. The Government has made cellular telephone service subject to private sector participation and competition.

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The Government operates three national public television networks, including one that is publicly managed. In the first half of 1998, in accordance with a law that permits greater private sector participation in television networks, two private television networks, RCN and *Caracol,* began operations nationwide. In addition, local governments support eight regional networks.

Energy

In 2004, 82.1% of electric energy consumption in Colombia was derived from hydraulically generated sources, while 17.6% was derived from thermally generated (gas, coal and oil derivatives) sources and the remaining 0.4% was derived from other sources. In 2004, the output of the utility sector (electricity, gas and water) increased by 2.9% in real terms and accounted for 3.1% of GDP.

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Colombia's proven energy reserves in 2004 included approximately 7,063.6 million tons of coal, 1.5 billion barrels of crude oil and 7.2 trillion cubic feet of natural gas. In addition, it is estimated that Colombia has the capacity to generate more than 93,000 megawatts of hydroelectric power, although only about 9.6% of this potential has been realized.

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By the end of 1997, all of the major cities in Colombia were connected to an extensive gas pipeline network. *Ecopetrol* sponsored two significant projects consisting of a total of 1,350 km of pipeline, under a "build, own, operate, maintain and transfer" ("BOMT") arrangement with private companies. Construction contracts for an additional 1,695 km of pipeline have also been awarded. Law 401 of 1997 created the *Empresa Colombiana de Gas* (Colombian Natural Gas Corporation, or "ECOGAS") to manage the gas transmission network. Also in August 1997, the Government initiated a bidding process to select operators for local gas distribution networks in several interior cities. As of December 2004, local gas distribution networks were operating in cities within the departments of *La Guajira*, *Atlántico*, *Magdalena*, *Bolívar*, *Córdoba*, *Sucre*, *Cesar*, *Santander*, *Huila*, *Tolima*, *Norte de Santander*, *Meta*, *Casanare*, *Cundinamarca*, *Valle del Cauca* and *Antioquia*, and in the coffee-growing zone.

Over the past decade, the Government has restructured the energy sector in order to improve the economic performance of the companies within the sector. For example, the Government has encouraged competition, private investment and the development of alternative energy sources. The 1994 Electricity Law significantly transformed the electric power sector. It permits the formation of privately-owned electric utility companies and the privatization of all or part of existing public sector companies. However, it prohibits vertical integration of new entrants into the utilities sector. In addition, a 1995 restructuring program resulted in an increase in private participation in power generation.

Following the Government's sale in 1996 of several major power generation plants, in 1997 private sector investors purchased 48.5% of the capital stock of Empresa de Energía de Bogotá and 56.0% of the capital stock of Empresa de Energía del Pacifico S.A. E.S.P. As of December 2004, 45.8% of Colombia's total power generation capacity was privately held, 44.7% continued to be state-owned and the remaining 9.4% was subject to Power Purchase Agreements, which are cooperative consortia between the public and private sectors. The *Superintendencia de Servicios Publicos* (Superintendency of Public Services) has intervened in the management of Cedelca and Electrolima. On July 26, 2002, the Government announced the liquidation of the Chocó power generation plant and the creation of a new company, Dispac, which is operated by private parties. The Government expects to privatize Isagen, one of the largest power generation companies in Colombia, although it is not possible to predict when this sale might take place. The Government sold a portion of its shares of *Interconexión Eléctrica S.A.* ("ISA"), one of Colombia's largest electricity transmission companies, in two successful public offerings in 2001 and 2002. As of December 31, 2004, private participation in electricity transmission was 24.7%.

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In addition to electricity generation and transmission, the Government has also made progress in privatizing electricity distribution. As of December 2004, 29% of Colombia's total distribution capacity was privately held

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Infrastructure Development

Deficiencies in Colombia's infrastructure have created economic inefficiencies that have adversely affected the country's economic performance. To address this concern, the Government has been working to expand the telecommunications infrastructure. *Colombia Telecomunicaciones S.A.*, which absorbed Telecom's operational activities in June 2003, finished the *Plan Bianual I* (Biennial Plan I), which directly benefited 280 towns in Colombia. According to the company's 2003 Annual Report, this program allowed the Government to replace 42,000 telecommunication lines. These replaced lines have multiservice technology, which allows voice, data, and internet services. The Biennial Plan I also expanded telecommunication service by introducing 1,037 new lines with wireless technology (GSM) and 153 new lines with VSAT technology throughout the country.

The Government's infrastructure development policy has emphasized the creation of a long-term solution to the country's telecommunications infrastructure needs. In order to achieve this objective, two complementary strategies were put in place.

First, the Compartel program has helped to achieve universal access to communications services through the installation of communal telecommunications points, which allows the connection of distant rural areas. Under the program, the Government installed approximately 9,745 communal telecommunications points in Colombia's rural municipalities and 1,440 rural telecommunications centers for both telephone and internet access as of December 31, 2004. The Government has also installed 3,770 telecommunications points to promote internet access (3.000 in rural public schools, 620 in local mayor's offices, 120 in hospitals, and 30 in military bases).

Second, the *Agenda de Conectividad* (Connectivity Agenda) is intended to increase the use of information technologies, improve the competitiveness of the production sector, modernize public and governmental entities and facilitate access to information and education. This policy, which was set out in the Uribe Administration's four-year development plan, is based on the development of the following strategic priorities: infrastructure, education, online enterprises, national industries, content and online government. Tactics for the development of each of the foregoing are coordinated by different state entities and overseen by the *Comisión Intersectorial de Políticas y de Gestión de la Información para la Administración Pública* (Intersectorial Commission of Policies and Management of Information for the Public Administration), which was created in December 2003.

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To encourage private sector participation in the supply of communication services, the Government has encouraged a deregulation process that began in the early 1990's. That process emphasized infrastructure modernization in specific areas that are key to attaining global competitiveness. Since December 31, 2004, the Government has evaluated a new act for Basic Public Telephony Operators, in order to increase competition in the telecommunications operators market, access to network components, resale of communications services, and to create new consumption plans according to customer profiles.

In addition to the construction of new roadways and the repair of existing ones, the Government plans to expand and improve other infrastructure, such as cargo ports, airports and trails. The Government also intends to construct new electricity and transmission facilities to reduce the country's reliance on hydroelectric power and to expand overall capacity. In order to harvest Colombia's natural resources, the Government plans to build new facilities for the transportation and distribution of natural gas and petroleum and invest in the exploration and development of new oil reserves. The Government's policy is to promote private investment in all aspects of infrastructure development through privatizations, concessions and joint ventures and to utilize the domestic and international capital markets to finance private investment activity.

Role of the State in the Economy; Privatization

General

The Government is active in mining and the exploitation of other natural resources, as well as in the telecommunications and electricity industries. The Government expects its role in the production of goods and services to diminish as it continues to encourage private sector investment and participation in sectors previously dominated by the public sector and as it implements other market-oriented reforms, such as the adjustment of public sector prices and utility rates to reflect market conditions.

In 2002, the most important state-owned nonfinancial companies included *Ecopetrol*, *Telecom*, Medellín's urban transit system (the "*Medellin Metro*"), the energy generation companies *Isagen* and *Corelca* and the energy transmission company *ISA*.

The following table sets forth selected financial data for the principal nonfinancial state-owned enterprises.

Principal Nonfinancial Public Sector Enterprises

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	Total Assets at Dec. 31, 2004(1)	Total Liabilities at Dec. 31, 2004(1)	Net Profits for 2004(2)	Total External Debt Guaranteed by the Republic at Dec. 31, 2004
		(millions of U.S. dollars)		
Ecopetrol	$11,597	$7,450	$804	$ 0
ISA	1,847	745	53	155
Isagen	1,530	524	64	0
New Telecom.	1,154	665	18	20
Corelca	1,141	631	(10)	0
Medellín Metro	1,209	2,038	(950)	511

1: Unaudited. Converted into U.S. dollars at the rate of Ps. 2,411.37/$1.00, the representative market rate on December 31, 2004.
2: Converted into U.S. dollars at the rate of Ps. 2,626.22/$1.00, the average representative market rate for January-December 2004.
Sources: DNP, Medellín Metro and Ministry of Finance.

Ecopetrol

Ecopetrol, which underwent a restructuring in June 2003, is the national oil company and is responsible for promoting and developing Colombia's oil industry. For further information on *Ecopetrol*, see "—Principal Sectors of the Economy—Mining and Petroleum" above.

Ecopetrol earned net profits of approximately Ps. 2,110.5 billion ($803.6 million) in 2004. Total net profits increased by 33.0% as compared to 2003. *Ecopetrol* contributes to public sector revenues through a combination of income taxes, royalties and dividends. *Ecopetrol's* total direct contribution to governmental revenues was Ps. 5.6 billion in 2004, as compared to Ps. 5.7 billion in 2003. The principal sources of *Ecopetrol's* 2004 contribution to public sector revenues were approximately Ps. 2.9 billion in royalties, Ps. 1.1 billion in dividends paid with respect to profits earned in 2003 and Ps. 1.0 billion in taxes.

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41

ISA

ISA, the largest electricity transmission company in Colombia, owns a majority of the nation's transmission networks and the national interconnection system. In 1995, *ISA* transferred its generation assets and functions to a new entity, *Isagen*. In August 1998, *ISA* made its first strategic portfolio investment with the capitalization of *Transelca S.A.* ("*Transelca*"), acquiring 65% of a company which accounts for 9.7% of the national transmission system. *ISA* consolidated its position in the market during 1999, by investing Ps. 276,612 million, and increasing its direct participation in the national transmission system to 75%. *ISA*'s tariffs and operational income are regulated by the Energy and Gas Regulatory Commission ("CREG"). *ISA*'s net profits in 2004 totaled Ps. 104,015 million ($39.6 million), as compared to Ps. 81,453 million ($28.0 million) in 2003.

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In early 1999, the Government announced plans to sell its stake in *ISA*. In March 2001, *ISA* sold 115 million shares (or 13.3% of its total equity) to 62,016 investors. In May 2002, a second public offering of 120,000 shares was completed. Following the 2002 offering, 24.3% of *ISA*'s total equity was owned by 93,000 Colombians. Through these offerings, *ISA* became the first public service company to be listed on a Colombian stock exchange and now has the second largest number of shareholders of any Colombian company. At December 31, 2004, the new shareholders owned 23.8% of *ISA*'s total equity and the Government owned 59.3% of *ISA*'s total equity.

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In 2003, *ISA,* acting through its subsidiary *ISA Bolivia*, was awarded a thirty-year concession from the *Superintendencia de Energía* of Bolivia, for the construction and operation of five substations and three electrical transmission lines. The total value of the project is $87,323,000.

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Isagen

Isagen is a public service company engaged in the generation and sale of electricity. It has a generating capacity of 2,132 megawatts, of which 1,832 megawatts are derived from hydroelectric sources. *Isagen* owns and operates three hydroelectric units and one thermal plant with an installed capacity equivalent to 15.7% of the national total.

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In 2004, *Isagen* registered net profits of Ps. 168,621 million ($64.2 million) as compared to Ps. 126.016 million ($43.8 million) in 2003. The significant increase in profits in 2004 was primarily attributable to an increase in energy generation, fiscal measures, rising energy prices and an improvement in the exchange value of the peso. *Isagen* is the sole beneficiary of a trust which owns, and was responsible for the construction of, the *Miel I* hydroelectric power plant. This plant has a generating capacity of 396 megawatts and has been operational since the end of 2002.

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As of December 31, 204, the Government owned 76.9% of *Isagen*, but it intends to sell all of its stake to the private sector. During the first half of 2000, the Government focused on the financial restructuring of the company in order to be able to offer it to potential buyers with a viable financial structure, in light of current market conditions. As part of this process, in April 2000, *Isagen* purchased the interests of the other shareholders of the *Miel I* project, becoming the sole owner of *Miel I*. In addition, in June 2000, one of *Isagen's* most important liabilities, a $238 million loan from the IADB, was assumed by the Central Government.

Although privatizing *Isagen* is an integral part of the restructuring of the electricity sector, no deadline has been set for the sale of the Government's remaining interest. Currently, 45.8% of Colombia's total electricity generating capacity is privately owned and, once the privatization of *Isagen* is completed, private sector ownership will increase to 72.0%, as contrasted with only 1.0% in 1995.

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Carbocol

Carbocol was created in 1993 when the Government split *Carbones de Colombia Ltda.* into two entities, *Carbocol* and *Ecocarbon*. *Ecocarbon* is responsible for the development and regulation of the Colombian coal industry. *Carbocol* is dedicated solely to the exploitation of the *Cerrejón Zona Norte* ("CZN") mine, the world's largest open-pit coal mine, located in the *Guajira* area in northeastern Colombia near the Caribbean coast. The CZN project, which began in 1985, has been jointly developed and mined with International Colombia Resources Corporation ("Intercor"), a subsidiary of Exxon Corporation. The CZN complex contains an integrated infrastructure for coal mining, transportation and shipping, including a 93-mile railroad connecting the mine with the Port of Bolivar, one of the three ports in Colombia capable of receiving 150,000 metric ton vessels.

On June 29, 1999, in anticipation of the privatization of *Carbocol*, the Government issued a decree splitting *Carbocol* into two new companies: *Minercol* and *Cerrejón Zona Norte S.A.* *Cerrejón Zona Norte S.A.* has responsibility for the exploitation and sale of the coal produced by the CZN mine and the association contract with Intercor. *Minercol* has assumed responsibility for *Carbocol's* labor and pension obligations, collects government coal royalties and has various other administrative duties.

On October 3, 2000, the Government sold a 50% interest in the CZN coal mine to an international consortium. The total amount paid by the consortium was $465 million, $81 million of which corresponded to working capital adjustments paid in 2001.

Telecom

In response to the challenges associated with competition in the long distance market and after undergoing a major restructuring that lasted several years, the Government announced in June 2003 the liquidation of *Empresa Nacional de Telecomunicaciones and the creation of Colombia Telecomunicaciones S.A. ESP*, which will remain

100% state-owned and provide the same services as its predecessor. The new company will continue to be marketed under the name *"Telecom."*

Telecom is Colombia's national telecommunications company. Traditionally, *Telecom* has provided domestic and international long distance telephone services in Colombia. *Telecom* also provides basic telephone service to suburban and rural parts of Colombia. Basic telephone services within the major metropolitan areas are provided by separate municipal telephone companies.

Telecom has made significant investments in various projects such as the national network of wide band services using ATM (asynchronous transfer mode) technology. This network will offer integrated video, voice and data services through a wired or wireless network. *Telecom* has also invested in the construction of an underwater wire network for long distance services and in the extension of its basic wire and wireless telephone services.

The former *Telecom* registered a net loss Ps. 1,550.6 billion ($539 million) in 2003, as compared to a net loss of Ps. 126.9 billion ($51 million) in 2002. This large increase in net losses was primarily due to the restructuring process, which began in June 2003 with the creation of *Colombia Telecomunicaciones S.A. ESP*, which caused a delay in the collection of its revenues despite the continuation of regular operational spending. In addition, the former *Telecom's* financial results for 2003 and the previous several years were adversely affected by the loss of its monopoly status for both international and national calls in 1999, and strong price competition with the other two service providers. In 2004, the new *Telecom* registered net profits of Ps. 48.1 billion ($18.3 million), as compared to a net profit of Ps. 4.2 billion ($1.5 million) for the period of 2003 during which it was operating, which was from June 16, 2003 through December 31, 2003.

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Between 1993 and 1997, the former *Telecom* entered into 15 joint venture contracts with six international telecommunications companies for the installation of up to approximately 1.8 million lines for local telephone service. Approximately 1.5 million of these lines were installed, and of those, approximately 1.2 million have been placed in service. Under the terms of the contracts, the former *Telecom* is obligated to share a portion of its revenues from the installed lines with the joint venture partners and has guaranteed certain minimum revenues to the joint venture partners. Because the revenues from the installed lines have not met projected revenues, the former *Telecom* has been involved in arbitration and court proceedings with certain of the partners, and expects to be involved in additional proceedings with the remaining partners, with respect to the calculation of the amount of compensation due to them under the contracts. The joint venture partners have alleged that the total compensation due to them under the contracts will ultimately exceed $1.6 billion. The former *Telecom,* however, asserts that the compensation should not exceed $800 million. Absent negotiated settlements between the parties, final determination of the amounts owing under the contracts will be made by arbitration panels, subject to review by Colombian courts. Although the former *Telecom* does not presently have cash available in amounts within the range of potential liability, it is pursuing alternatives for obtaining the necessary resources. The Republic has not guaranteed *Telecom*'s obligations under the contracts with the joint venture partners. However, the Government has decided to loan the former *Telecom* Ps. 900,000 million, or its equivalent in U.S. dollars, to satisfy its obligations under certain of its contracts with its joint venture partners.

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Corelca

Corporación de la Costa Atlántica ("*Corelca*") is a public entity that provides electric power and related services to Colombia's Atlantic coast. In addition to operating its own generation, transmission and distribution facilities (with a total capacity of 470 megawatts) in the Atlantic region, *Corelca* has long-term contracts for the purchase of electricity generated by two other thermal power plants. These plants, *Termoeléctrica de Barranquilla S.A.* ("TEBSA") and *Las Flores*, have a combined generating capacity of 920 megawatts. *Corelca* also owns stock in related companies, such as *TEBSA S.A.* and *URRA S.A.*, and is the main shareholder in nine energy distribution companies operating along the Atlantic coast.

In 1998, the Government restructured *Corelca* in an effort to solve the company's financial problems. As part of the restructuring, the electricity transmission and distribution functions of *Corelca* were transferred to three newly created companies. The transmission business was transferred to *Transelca*, while the distribution business was divided between *Electrificadora del Caribe S.A.* ("*Electrocaribe*") and *Electrificadora de la Costa Atlántica* ("*Electrocosta*"). In the second half of 1998, the Government added new capital to *Transelca* by selling 65% of its equity stake to *ISA*. Also in 1998, private companies purchased 65% interests in both *Electrocaribe* and *Electrocosta*. *Corelca*, which retains the generation business, remains state-owned.

On December 16, 1999, to facilitate the restructuring and the privatization of *Corelca*, the Government issued Decree 2515, which in addition to redefining the organizational structure and functions of *Corelca* and its subsidiaries, provided for a capital infusion from the Government in an amount equivalent to the external debt of *Corelca*.

In 2004, *Corelca* incurred a loss of Ps. 26.3 billion ($10.0 million) as compared to a loss of Ps. 28.0 billion ($9.7 million) in 2003.

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Medellín Metro

The Medellín Metro is the light rail transportation system of the state-owned *Empresa de Transporte Masivo del Valle de Aburrá* (Aburrá Valley Mass Transit Corporation), an entity created in 1979 by the Department of *Antioquia* and the municipality of *Medellín*. The Government guarantees all of the project's external debt, which totaled $568 million in December 2003. The construction contract for the project was signed in 1984 with a Spanish-German consortium, and construction began in 1985. The original cost of the project was estimated at $764 million, to be financed with external debt guaranteed by the Republic. By the end of 1997, the estimated total costs had increased to $2,139 million (which is the latest estimate), which occurred as a result of an increase in the scale of the project, an increase in tariffs on imported capital goods (primarily in 1986) and the appreciation of the Spanish peseta and German mark (the contract currencies of the project) against the U.S. dollar. Cost increases led to a restructuring in 1994 of the financing for the project. The first line of the Medellín Metro became operational in November 1995. In 2004, the Medellín Metro was responsible for the transportation of 120.5 million passengers.

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In 2004, the Medellín Metro incurred a net loss of Ps. 2,495.2 billion ($950 million) as compared to a net loss of Ps. 190.2 billion ($66 million) in 2003. The substantial increase in net losses in 2004 was primarily due to the renegotiation of debt and the subsequent losses due to changes in the exchange rate.

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State-Owned Financial Institutions

The Government owns a substantial majority of the capital stock of several financial institutions, although it intends to decrease its participation in the financial system over the medium term, providing assistance only to specific sectors of the Colombian economy. Some of the most important state-owned financial institutions are *Financiera Eléctrica Nacional* (FEN), *Banco de Comercio Exterior de Colombia S.A.* ("*Bancoldex*") and *Finagro*. FEN's principal mission is to provide financing to the energy sector. FEN raises capital from international markets in order to make loans to companies in Colombia's energy sector. *Bancoldex's* principal activity is providing long- and short-term financing and specialized financial products to support Colombian exports and foreign trade-related activities. *Finagro* is the financial entity in charge of implementing the financial programs for the agricultural sector. The accounts of FEN, *Bancoldex, Finagro* and other financial institutions owned by the Government are not included in the consolidated public sector finance figures that appear in other sections of this document.

In 2003, the Government liquidated *Instituto de Fomento Industrial* (IFI), a state-owned financial institution. IFI's principal activities included providing venture capital and loans on favorable terms to mid-sized and large businesses to support industrial development. Also in 2003, the Government initiated the process of privatizing *Bancafé*.

In March 2005, the Government pro`vided *Bancafé* with Ps. 430 billion to help restructure the public bank sector. As part of its plan, the Government also created a new institution called *Granbanco – Bancafé*, which is responsible for managing all of *Bancafé*'s business affairs. Additionally, the Government liquidated *Banco Cafetero S.A.*, now referred to as *Banco Cafetero en Liquidación*, in order to repay its debts with workers and its pension liabilities. The restructured *Bancafé* is designed to assist small- and medium-sized industries by providing them with credit to invest in Government programs that finance the deficit.

Principal State-Owned Financial Institutions

	Total Assets at December 31, 2004[1]	Total Liabilities at December 31, 2004[1]	Net Profits for 2004[1]	Total External Debt Guaranteed by the Republic at December 31, 2004[1]
	(millions of U.S. dollars)			
State-Owned Banks				
Bancafé	2,879	2,688	60	0
Banestado	190	90	24	0
Banco Agrario	2,573	2,387	64	0
Banco Granahorrar S.A.	1,557	1,353	39	0
Banco Aliadas	247	216	7	0
	7,447	6,734	194	0
Commercial Financing Companies				
IFI Leasing	66	60	0	0
	66	60	0	0
Special State-Owned Institutions				
Findeter	738	495	7	94
FEN	836	524	5	18
FINAGRO	1,069	953	4	0
Bancoldex	1,713	1,212	16	0
Fonade	269	230	4	0
FNA	836	380	25	0
Fogafin	3,367	3,229	90	0
Icetex	15	12	1	0
Fogacoop	79	59	5	0
FNG	102	30	3	0
	9,023	7,123	161	112
Total	$16,535	$13,916	$355	$112

Totals may differ due to rounding.

1: Converted into dollars at the rate of Ps. 2,628.47/$1.00, the representative market rate on December 31, 2004.

Source: Superintendency of Banks.

Privatizations and Concessions

The following table lists the entities privatized since 1997, including the year in which the privatization occurred and the proceeds from the privatization for each enterprise.

Privatization of State-Owned Enterprises

	Year	Proceeds [1]
		(millions of U.S. dollars)
IFI Enterprises		
Agroindustry		
Cerromatoso	1997	154
Electrical		
EPSA	1997	498
Chivor	1997	638
EEB[2]	1997	2,178
Electrocaribe and Electrocosta[3]	1998	523
Transelca[4]	1998	137
Mineral		
Cerrejón Zona Central	1997	10
Cerrejón Zona Norte (Carbocol)	2000	384
Cerrejón Zona Norte (Carbocol)[5]	2001	81
Ecopetrol Enterprises		
Gas Natural	1997	149

1: The proceeds from privatizations for the years 1997, 1998 and 2001 have been translated into dollars at the average rates of Ps. 1,140.5, Ps. 1,426.6 and Ps. 2,291.2, respectively. Proceeds from the 2000 privatization were paid in dollars.
2: Capitalization through the issuance of stock constituting 48.5% of the equity of *Empresa de Energía de Bogotá*.
3: Capitalization.
4: Capitalization by ISA.
5: Corresponds to working capital adjustments paid in 2001 related to the privatization in 2000.
Sources: *Consejo Superior de Política Fiscal* (Council of Fiscal Policy), *Fondo de Garantías de Instituciones Financieras* (FOGAFIN), *Ecopetrol* and *IFI*.

During the early 1990s, the Government focused its privatization efforts on the financial sector. Several banks subject to Government intervention in the early 1980s were returned to private ownership. In 1994 and 1995, the Government focused its efforts on developing the regulatory framework necessary to privatize the power generation and transmission and mining sectors. The privatizations under this framework began in 1996.

Since 1999, the Government has focused on the privatization of *ISA*, *Isagen* and *Carbocol*. The Government completed the privatization of *Carbocol* on October 3, 2000, but no definitive agreements have been reached for *ISA* and *Isagen*. However, the Government was able to successfully complete two public offerings of *ISA*'s shares in 2001 and 2002.

In order to foster private sector participation in public utility projects, the 1994 *Ley de Servicios Públicos Domiciliarios* (Residential Public Services Law) establishes the general framework for public utility services provided by both public and private sector companies. In addition to authorizing the privatization of public utility companies, the law permits the purchase of shares in those companies by consumers through installments. For example, consumers may pay for their share purchases through periodic payments in conjunction with utility bill payments.

Under the Constitution and Law 226 of 1995, all of the shares of any public entity being privatized must be offered to its employees and to *instituciones solidarias* (social solidarity institutions), such as pension funds, cooperatives, mutual funds and severance funds, before they can be offered publicly to investors.

For more information on the privatization of electric power companies, see "—Principal Sectors of the Economy—Energy."

Ecopetrol has been an active participant in the Government's privatization efforts, having sold in the mid-1990s ownership interests in several companies. Although *Ecopetrol* had planned to divest certain assets in the thermel sector, the company is now considering retaining these assets for electrical generation. In addition, *Ecopetrol* is currently planning to sell its interest in *Monómeros Colombo Venezolanos y Gases de la Guarjira S.A.*

The Government has also granted concession contracts to facilitate private participation in telecommunications and infrastructure projects. Infrastructure projects eligible for concession contracts include ports, railroads, airports and gas pipelines. In telecommunications, the Government has opened the market in cellular telephone services and "value-added" services, which include internet access, video services and electronic payment systems, and permits competition in domestic and international long distance, as well as local, telephone services.

In 1989, the Government began restructuring Colombia's railway system, replacing the old state-owned railway company, *Ferrocarriles Nacionales,* with a new state-owned company, *Ferrovías*. Until 1998, the role of *Ferrovías* was limited to the maintenance, expansion, modernization and administration of the rail network, while the actual transportation of passengers and cargo was carried out by operators owned wholly or partially by private sector interests. In 1998, *Ferrovías* transferred network repair, maintenance and operational responsibilities for the Pacific rail line to the private sector through a 30-year concession agreement with *Concesionario Red Férrea del Pacífico*. In 1999, a similar arrangement was made for the Atlantic rail line with *Ferrocarriles del Norte de Colombia*.

As part of the Government's national gas plan, *Ecopetrol* has awarded concession contracts and BOMT agreements for the construction and operation of four gas pipelines, and local distribution is already operated by the private sector. For further details on gas pipeline concessions, see "—Principal Sectors of the Economy—Energy" above.

Environment

Colombia, by virtue of its geographical location at the northwestern tip of South America, with mountainous regions, coasts on two oceans and the Amazon basin, has one of the most complex and diverse ecological and biological systems in the world. However, the pressures caused by growth and development have resulted in the exploitation of natural resources and the use of production methods directed at short-term productivity without considering the environmental consequences. The principal environmental problems in Colombia today consist of soil erosion in the Andes; water, soil and air pollution in the Andes and the Caribbean region; and deforestation and instability of the water supply throughout the country.

In 1993, the newly created Ministry of the Environment assumed responsibility for all environmental matters. The creation of a separate ministry has increased environmental regulations and centralized national environmental policymaking. The Uribe administration, in accordance with its four-year development plan, has designed a strategy for environmental sustainability that consists of five main elements: the conservation and sustainable use of environmental goods and services; comprehensive management of the water supply with respect to both quality and quantity; the generation of revenues by supporting environmental-friendly businesses and promoting environmental initiatives; the environmental sustainability of national production; and efficient administration and planning by environmental authorities.

Employment and Labor

According to Government statistics for the seven largest cities in Colombia, the country's urban unemployment rate in the period between 1985 and 2000 was at its lowest level (7.6%) in the third quarter of 1994 and its highest level (20.6%) in the third quarter of 2000.

The sharp increase in unemployment in 1999 and 2000 was directly related to the economic recession experienced during 1999. The overall participation rate (economically active population/total working age population), an indicator of labor supply, increased from 62.2% in 1998 to 63.1% in 1999 and 64.8% in 2000. This increase in the labor supply also contributed to the higher increase in the unemployment rate during 1999 and 2000. As the economy began to recover, the employment statistics reacted accordingly. Despite the continued increase in unemployment during the first three quarters of 2000 (first quarter: 20.4%, second quarter: 20.5%, third quarter: 20.6%), the unemployment rate fell to 19.8% in the last quarter of 2000.

The following table shows the size of the labor force, the number of persons employed and the participation and unemployment rates for Colombia's seven largest cities in 2000.

Employment Status in the Seven Largest Cities[(1)]

	2000
Labor Force (in thousands)	7,412
Employed (in thousands)[(2)]	5,890
Participation Rate (%)[(3)]	64.8
Unemployment Rate (%)[(4)]	20.2
Underemployment Rate (%)[(5)]	N/A[(6)]

1: Statistics for the cities and metropolitan areas of *Bogotá, Medellín, Cali, Barranquilla, Bucaramanga, Manizales* and *Pasto*. Due to a change in the survey method, statistics for this table are no longer available after 2000 (see discussion below).
2: To be considered employed, a person above the minimum age requirement must have worked at least one hour with remuneration or 15 hours without remuneration during the preceding week.
3: Participation rate is defined as the labor force divided by working age population. Working age is 12 years and above.
4: Unemployment rate is defined as the unemployed population divided by the labor force. Refers to the average rates for each year.
5: Underemployment rate is defined as the underemployed population divided by the labor force. Underemployed workers are employed workers who can perform and want additional employment, either because they work fewer than 12 hours and desire to work more or because they consider their income insufficient or they are employed in a position unrelated to their profession or training and are therefore underproductive. Refers to the percent of the labor force registered as underemployed in the seven largest cities in Colombia in September of each year.
6: Due to a change in the methodology to measure labor variables, the figures for underemployment are not available for 2000.
Source: DANE.

Beginning in March 2001, Colombia's unemployment surveys have been presented on a monthly basis, and are based on an increased sample of thirteen cities. The following are results for 2001, 2002, 2003, 2004 and the first three months of 2005.

Employment Status in the Thirteen Largest Cities[(1)]

	2001											
	Jan	Feb	Mar	Apr	May	June	July	Aug	Sept	Oct	Nov	Dec
Labor Force (in thousands)	8,926	8,944	8,738	8,654	8,668	8,838	8,809	8,829	8,934	9,032	9,027	9,214
Employed (in thousands)[(2)]	7,051	7,156	7,060	7,114	7,103	7,194	7,239	7,231	7,346	7,510	7,513	7,704
Participation Rate (%)[(3)]	65.2	65.2	63.6	62.8	62.8	63.9	63.6	63.6	64.2	64.8	64.6	65.9
Unemployment Rate (%)[(4)]	21.0	20.0	19.2	17.8	18.1	18.6	17.8	18.1	17.8	16.8	16.8	16.4
Underemployment Rate (%)[(5)]	29.9	28.0	29.5	30.2	27.9	28.3	30.3	29.5	29.8	33.1	31.5	30.9

	2002											
	Jan	Feb	Mar	Apr	May	June	July	Aug	Sept	Oct	Nov	Dec
Labor Force (in thousands)	9,008	8,927	8,890	9,103	9,020	9,035	9,180	9.142	9,070	9,166	9,340	9,414
Employed (in thousands)[(2)]	7,174	7,249	7,316	7,440	7,441	7,411	7,504	7,483	7,506	7,687	7,892	7,935
Participation Rate (%)[(3)]	64.2	63.5	63.2	64.5	63.8	63.8	64.7	64.3	63.7	64.2	65.2	65.6
Unemployment Rate (%)[(4)]	20.4	18.8	17.7	18.3	17.5	18.0	18.3	18.1	17.2	16.1	15.5	15.7
Underemployment Rate (%)[(5)]	30.9	30.6	31.2	31.5	32.6	32.9	33.4	34.8	34.6	33.5	34.0	32.1

	2003											
	Jan	Feb	Mar	Apr	May	June	July	Aug	Sept	Oct	Nov	Dec
Labor Force (in thousands)	9,172	9,214	9,171	9,144	9,332	9,292	9,347	9,612	9,524	9,682	9,613	9,542
Employed (in thousands)[(2)]	7,504	7,592	7,538	7,508	7,772	7,722	7,682	7,969	7,987	8,189	8,254	8,135
Participation Rate (%)[(3)]	63.8	63.9	63.5	63.2	64.3	63.9	64.2	65.9	65.1	66.0	65.4	64.8
Unemployment Rate (%)[(4)]	18.2	17.6	17.8	17.9	16.7	16.9	17.8	17.1	16.1	15.4	14.1	14.7
Underemployment Rate (%)[(5)]	30.8	30.6	30.1	31.1	32.8	32.6	32.9	33.2	33.1	33.0	33.2	31.1

47

	2004[6]											
	Jan	Feb	Mar	Apr	May	June	July	Aug	Sept	Oct	Nov	Dec
Labor Force (in thousands)	9,380	9,455	9,385	9,198	9,257	9,171	9,466	9,397	9,412	9,485	9,543	9,503
Employed (in thousands)[2]	7,684	7,841	7,868	7,641	7,885	7,720	8,022	7,992	8,014	8,149	8,214	8,272
Participation Rate (%)[3]	63.6	64.0	63.4	62.0	62.2	61.5	63.4	62.8	62.8	63.1	63.4	63.0
Unemployment Rate (%)[4]	18.1	17.1	16.2	16.9	14.8	15.8	15.3	15.0	14.9	14.1	13.9	13.0
Underemployment Rate (%)[5]	30.5	29.7	29.1	30.5	30.7	28.4	33.5	31.9	31.7	31.5	32.1	31.3

2005[6]	Jan	Feb	Mar
Labor Force (in thousands)	9,413	9,410	9,511
Employed (in thousands)[2]	7,893	7,898	8,072
Participation Rate (%)[3]	62.3	62.1	62.7
Unemployment Rate (%)[4]	16.1	16.1	15.1
Underemployment Rate (%)[5]	29.3	29.6	29.3

47

1: Statistics for the cities and metropolitan areas of *Bogotá, Medellín, Cali, Barranquilla, Bucaramanga, Manizales, Pasto, Pereira, Cúcuta, Ibagué, Montería, Cartagena* and *Villavicencio*. Average rates for each month.
2: To be considered employed, a person above the minimum age requirement must have worked at least one hour with remuneration or 15 hours without remuneration during the preceding week.
3: Participation rate is defined as the labor force divided by working age population. Working age is 12 years and above.
4: Unemployment rate is defined as the unemployed population divided by the labor force.
5: Underemployment rate is defined as the underemployed population divided by the labor force. Underemployed workers are employed workers who can perform and want additional employment, either because they work fewer than 12 hours and desire to work more or because they consider their income insufficient or they are employed in a position unrelated to their profession or training and are therefore underproductive.
6: Preliminary figures.
Source: DANE.

The following table shows national employment statistics for 2001, 2002, 2003, 2004 and the first three months of 2005.

National Employment Status

	2001											
	Jan	Feb	Mar	Apr	May	June	July	Aug	Sept	Oct	Nov	Dec
Labor Force (in thousands)	19,800	19,622	19,430	18,628	18,492	18,926	19,043	19,376	19,617	19,704	20,228	20,080
Employed (in thousands)[1]	16,440	16,229	16,364	15,910	15,839	16,070	16,144	16,534	16,821	16,873	17,488	17,363
Participation Rate (%)[2]	63.7	63.1	62.3	59.6	59.1	60.4	60.7	61.6	62.3	62.4	64.0	63.4
Unemployment Rate (%)[3]	17.0	17.3	15.8	14.6	14.4	15.1	15.2	14.7	14.3	14.4	13.5	13.5
Underemployment Rate (%)[4]	31.7	31.6	31.2	25.2	25.5	24.3	34.1	33.5	34.9	36.5	37.8	31.3

	2002											
	Jan	Feb	Mar	Apr	May	June	July	Aug	Sept	Oct	Nov	Dec
Labor Force (in thousands)	19,950	19,571	19,594	19,760	19,279	19,445	19,699	19,496	19,380	20,186	20,100	19,995
Employed (in thousands)[1]	16,374	16,367	16,654	16,581	16,333	16,334	16,629	16,373	16,600	17,211	17,108	16,878
Participation Rate (%)[2]	62.9	61.5	61.5	61.9	60.3	60.7	61.4	60.7	60.2	62.6	62.2	61.8
Unemployment Rate (%)[3]	17.9	16.4	15.0	16.1	15.3	16.0	15.6	16.0	14.3	14.7	14.9	15.6
Underemployment Rate (%)[4]	34.1	34.0	32.8	33.6	35.1	35.5	36.4	35.5	35.1	35.7	34.5	30.2

47

	2003[5]											
	Jan	Feb	Mar	Apr	May	June	July	Aug	Sept	Oct	Nov	Dec
Labor Force (in thousands)	19,994	20,068	19,994	20,093	20,389	19,932	20,032	20,450	20,745	21,052	20,721	20,669
Employed (in thousands)[1]	16,769	16,753	17,394	17,113	17,747	17,096	17,170	17,418	17,863	18,195	17,964	18,119
Participation Rate (%)[2]	61.7	61.8	61.4	61.6	62.4	60.9	61.1	62.3	63.0	63.9	62.7	62.5
Unemployment Rate (%)[3]	16.1	16.5	13.0	14.8	13.0	14.2	14.3	14.8	13.9	13.6	13.3	12.3
Underemployment Rate (%)[4]	29.3	28.6	28.3	31.7	33.2	33.2	33.8	33.1	33.1	32.8	34.0	31.9

	2004[5]											
	Jan	Feb	Mar	Apr	May	June	July	Aug	Sept	Oct	Nov	Dec
Labor Force (in thousands)	20,506	20,356	20,471	20,378	20,281	19,937	20,427	20,178	20,162	20,690	20,588	20,161
Employed (in thousands)[1]	17,011	17,227	17,689	17,380	17,520	17,133	17,786	17,526	17,648	18,125	18,178	17,712
Participation Rate (%)[2]	61.9	61.3	61.6	61.2	60.8	59.6	61.0	60.1	60.0	61.5	61.0	59.7
Unemployment Rate (%)[3]	17.0	15.4	13.6	14.7	13.6	14.1	12.9	13.1	12.5	12.4	11.7	12.1
Underemployment Rate (%)[4]	31.0	31.3	30.0	32.1	33.9	31.8	32.1	30.8	31.6	31.8	31.9	30.6

47

2005[6]	Jan	Feb	Mar
Labor Force (in thousands)	20,090	20,338	20,170
Employed (in thousands)[2]	17,429	17,496	17,536
Participation Rate (%)[3]	59.3	60.0	59.4
Unemployment Rate (%)[4]	13.2	14.0	13.1
Underemployment Rate (%)[5]	28.2	30.4	29.5

1: To be considered employed, a person above the minimum age requirement must have worked at least one hour with remuneration or 15 hours without remuneration during the preceding week.
2: Participation rate is defined as the labor force divided by working age population. Working age is 12 years and above.
3: Unemployment rate is defined as the unemployed population divided by the labor force.
4: Underemployment rate is defined as the underemployed population divided by the labor force. Underemployed workers are employed workers who can perform and want additional employment, either because they work fewer than 12 hours and desire to work more or because they consider their income insufficient or they are employed in a position unrelated to their profession or training and are therefore underproductive.
5: Preliminary figures.
Source: DANE.

The average unemployment rate for December 2004, in the thirteen largest urban areas, was 13.0%, as compared to 14.7% for the same month in 2003. The national unemployment rate at December 31, 2004 was 12.1%, decreasing from 12.3% at December 31, 2003. Although several months in 2004 witnessed marginal increases in the monthly unemployment rate in the thirteen largest cities, this unemployment rate decreased significantly during 2004 as a whole, from 18.1% in January 2004 to 13.0% in December 2004. National unemployment also experienced a general decreasing trend in 2004, beginning at 17.0% in January 2004 and ending at 12.1% in December 2004.

In December 1990, the Government enacted legislation to permit greater flexibility in labor contracts by eliminating ambiguities over non-wage benefits and eliminating restrictions regarding severance and furlough of workers. The same law also modified the unemployment benefits system to allow workers to elect private sector management of their severance funds. The Colombian Labor Code now requires employers, on an annual basis, to transfer severance payments equal to one month of salary plus 12% interest to the severance administration fund chosen by each employee. Employees only have access to these severance funds upon termination of their employment or, prior to termination, under special circumstances, including the purchase or improvement of a residence and the payment of qualifying tuition payments. Severance funds become available regardless of whether an employee is terminated involuntarily or resigns and are not conditioned on unemployment. Colombia does not have an unemployment fund.

Under legislation enacted in 1993 to partially privatize the pension system, employees may elect that their pension contributions (both employee and employer derived) be deposited with private pension administrators. If no such election is made, the funds will continue to be managed by the *Instituto de Seguros Sociales* (Social Security Institute, or "ISS"). The Government guarantees both privately managed pensions and the ISS fund. The partial privatization of the pension system was intended to increase the efficiency of pension management, while injecting a new source of funds into local capital markets. The privately administered pension funds have more investment flexibility, having investment options including government obligations, certificates of deposit, bonds, commercial paper and, up to certain limits, equity securities. The 1993 law also allowed private companies to offer health and worker's compensation insurance.

In December 2002, Congress approved a labor reform to permit greater flexibility in labor contracts by introducing changes to the hiring process and modifying the laws regarding work hours and overtime pay. The Government anticipates that the labor reform will result in a reduction in labor costs, thereby stimulating production and generating more than 400,000 new jobs by 2006. Congress also approved a pension reform that raises the retirement age and increases the number of weeks of employment required to retire. Starting in 2014, the retirement age will be raised from 60 to 62 for men and from 55 to 57 for women. The minimum number of weekly pension payments required for retirement will gradually increase from 1,000 in 2005 to 1,300 in 2015.

Wages for workers in the public sector are customarily established at the beginning of each calendar year. Private sector wages are subject to the minimum wage set annually by the Government at the beginning of each calendar year. The following table shows the monthly minimum wage rates set by the Government and the real wage index for each of the years indicated.

Monthly Minimum Wage and Real Wage Index

Year	Monthly Minimum Wage	Percentage change	Real Wage Index
	(in nominal pesos)		(1990=100)
2000	260,106	10.0%	112.1
2001	286,000	10.0	114.5
2002	309,000	8.0	115.6
2003	332,000	7.4	116.7
2004	358,000	7.8	119.3

48

Sources: Ministry of Labor and Social Security and DANE.

Poverty

There is a great disparity in poverty levels among the various departments of Colombia. For example, according to DNP calculations, approximately 66.7% of the population of the *Atlántico* department lived below the poverty line in 1999, as compared to 49.6% of the population of *Bogotá*. Due to the economic downturn in 1999, the percentage of the population living below the poverty line nationwide increased from 50.9% in 1996 to 55.0% in 2000, but decreased to 52.7% in 2003. The following table shows the percentage of the population with incomes below the poverty line for the years indicated.

49

Poverty in Colombia[1]
(percentage of population below poverty line)

Year	Percentage
1996	50.85%
1997	52.74
1998	55.29
1999	57.45
2000	55.03
2001	55.16
2002	57.79
2003[2][3]	52.68

1: The poverty line is defined as the minimum level of income necessary to acquire an adequate amount of food. Households whose annual income falls below that level are considered to be living in poverty.
2: This figure, as published by DANE on April 20, 2004, corresponds to the period from January 2003 through March 2004.
3: Preliminary.
Source: DNP-UDS-DIOGS, based on DANE's EH (household survey).

Although Colombia does not have a welfare system, the Government modified the pension system in 1993 to serve social welfare needs, as discussed above. For further discussion of the pension system, see "Public Sector Finance—Public Sector Accounts—Expenditures" below. Also in 1993, legislation created a decentralized health care system which should, in the long term, provide subsidized care to the entire population.

FOREIGN TRADE AND BALANCE OF PAYMENTS

General

According to statistics compiled by *Banco de la República*, total trade in goods, both exports and imports, increased by 10.7% in 2000, but in 2001 and 2002, decreased at rates of 1.3% and 2.5%, respectively. Since 2003, there has been a return to positive growth in total trade in goods, with an increase of 9.6% in 2003 and 22.8% in 2004. Net foreign direct investment decreased by 32.0% in 2003, after having recorded negative growth of 49.9% in 2002. According to preliminary figures from the Central Bank, net foreign direct investment increased by 203.7% in 2004, totaling $2,597 million. *Banco de la República's* net international reserves increased by 0.7% in 2003, as compared to an increase of 6.4% in 2002 and an increase of 13.2% in 2001. In 2004, the trend continued and net international reserves grew by 24.0% compared to the prior year.

50

Balance of Payments

In 2000, Colombia registered trade and current account surpluses of $2,633 million and $761 million, respectively, and in 2001, Colombia recorded a trade surplus of $579 million and a current account deficit of $1,094 million. In 2002, a current account deficit of $1,340 million was recorded, mainly due to a decrease in the trade surplus to $239 million, which was primarily caused by decreases in the value of nontraditional exports and the volume of coal and oil exports. The current account continued to register a deficit in 2003, recording a shortfall of $1,021 million. The reduction in the current account deficit was caused primarily by an increase in the trade surplus, which increased to $524 million, which in turn was due to an increase in the volume of coal, nickel, gold and emeralds exports. In 2004, according to preliminary figures, Colombia reached a trade surplus of $1,134 million and a current account deficit of $1,110 million. The higher trade surplus was due primarily to an increase in exports of non-traditional products, as well as oil and coal exports. In 2003, the capital account surplus totaled $738 million, as compared to a capital account surplus of $1,279 million in 2002, $2,458 million in 2001 and $59 million in 2000. The decline in the capital account surplus in 2003 was caused primarily by a decrease in net portfolio investment from an inflow of $1,016 million in 2002 to an outflow of $1,669 million in 2003. In 2004, according to preliminary data from *Banco de la República*, Colombia registered a capital account surplus of $3,385 million mainly due to a $2,884 million increase in total foreign investment, as compared to 2003. Net foreign direct investment and net portfolio investment grew by $1,741 million and $1,143 million, respectively, in 2004.

51

In recent years, Colombia has registered deficits in the income category of the current account, because inflows from its foreign assets have not been sufficient to offset the interest payable on its foreign liabilities. Each of the last five years ended with a deficit: $2,286 million in 2000, $2,615 million in 2001, $2,848 million in 2002, $3,446 million in 2003 and $4,185 million in 2004. Net transfers, however, registered inflows of $1,673 million in 2000, $2,354 million in 2001, $2,704 million in 2002, $3,334 million in 2003 and $3,667 million in 2004. This economic indicator reflects inflows and outflows mainly related to emergency financial aid provided by other governments, non-government organizations and international organizations. Colombia has also continued to experience deficits in the services category in recent years because of decreased participation by Colombian shipping companies in the international freight market, falling international transport fares, reduced income from tourism and increased costs related to debt issuances in the international capital markets.

52

The capital account of Colombia's balance of payments includes direct investment flows, portfolio investment flows and net changes in external indebtedness. Liberalized foreign investment regulations and aggressive privatization programs contributed to a significant increase in net foreign direct investment (*i.e.*, foreign direct investment in Colombia less direct investment by Colombians abroad), as measured for balance of payments purposes, which reached $2,069 million in 2000. Net foreign direct investment increased as a consequence of the recovery of the economy in 2000 and 2001, with net foreign direct investment reaching $2,509 million in 2001. Net foreign direct investment decreased to $1,258 million in 2002 and to $855 million in 2003 due primarily to a reduction in foreign capital inflows to the industrial, financial and communications sectors. In 2004, according to preliminary data from *Banco de la República*, net foreign direct investment increased to $2,597 million. Traditionally, petroleum has been the dominant sector for foreign direct investment.

53

The table below sets forth data on Colombia's balance of payments as compiled in accordance with the methodology currently employed by *Banco de la República.*

Balance of Payments

	2000	2001[1]	2002[1]	2003[1]	2004[1]
			(millions of U.S. dollars)		
Current Account					
Exports (FOB)					
Oil and its Derivatives	$ 4,569	$ 3,285	$ 3,275	$ 3,383	$ 4,180
Coffee	1,069	764	772	806	949
Coal	861	1,179	990	1,422	1,841
Nickel	211	235	272	415	626
Gold and emeralds[2]	188	157	197	665	630
Nontraditional[3]	6,200	6,613	6,287	6,210	7,990
	13,099	12,233	11,794	12,901	16,216
Imports (FOB)					
Consumer Goods	1,991	2,296	2,465	2,425	2,818
Intermediate Goods	5,425	5,290	5,331	5,844	7,268
Capital Goods	3,239	4,240	3,857	4,523	5,237
	10,655	11,826	11,653	12,792	15,324
Special Trade Operations (Net)[4]	189	172	97	416	242
Trade Balance	2,633	579		524	1,134
Services (Net)[5]					
Inflow	2,049	2,190	1,867	1,900	2,134
Outflow	3,308	3,602	3,302	3,332	3,860
	(1,259)	(1,412)	(1,435)	(1,433)	(1,725)
Income (Net)[6]					
Inflow	1,051	914	711	548	664
Outflow	3,337	3,529	3,559	3,994	4,849
	(2,286)	(2,615)	(2,848)	(3,446)	(4,185)
Transfers (Net)	1,673	2,354	2,704	3,334	3,667
Total Current (Net)	761	(1,094)	(1,340)	(1,021)	(1,110)
Capital Account					
Foreign Direct Investment (Net)[7]	2,069	2,509	1,258	855	2,597
Portfolio Investment (Net)[8]	176	(120)	1,016	(1,669)	(526)
Total Foreign Investment	2,245	2,389	2,273	(814)	(2,070)
Loans (Net)[9]	(1,354)	71	(1,414)	184	283
Commercial Credits	(460)	110	459	713	857
Leasing[9]	(93)	(219)	(162)	(337)	(132)
Other[9]	(241)	143	154	1,023	357
Other Long Term Financing	(40)	(35)	(30)	(30)	(51)
Total Capital (Net)	59	2,458	1,279	738	3,385
Errors and Omissions	51	(147)	199	99	266
Change in Gross International Reserves	$ 870	$ 1,217	$ 138	$ (184)	$ 2,541

Totals may differ due to rounding.

1: Preliminary.

2: Gold exports made by private agents (including an estimate of contraband gold transactions).

3: Nontraditional exports consist of products other than oil and its derivatives, coffee, coal, nickel, gold and emeralds.

4: Principally goods acquired by ships in ports and foreign trade in free trade zones.

5: Includes non-financial services, such as transportation, travel, telecommunications, postal, construction, insurance, information, personal and government services as well as commissions paid by the public and private sector on financial services relating to managing external debt.

6: Includes financial services and inflows and outflows related to payments for and costs of labor and capital. Financial service outflows include interest payments on private and public external debt and securities, dividend remittances abroad, salaries received by Colombian citizens abroad and interest earnings on assets held by Colombian residents abroad.

7: Foreign direct investment in Colombia less Colombian direct investment abroad (outflows). Includes long-term and short-term foreign direct investment.

8: Portfolio investment in Colombia less Colombian portfolio investment abroad (outflows). Includes long-term and short-term portfolio investment flows.

9: Includes long-term and short-term flows.

Source: *Banco de la República* — Economic Studies.

Foreign Trade

Colombia's trade has historically been, and continues to be, dominated by the export of raw materials and the import of intermediate and capital goods. Most consumer goods have traditionally been produced locally. Producers of these consumer goods had, until recent years, enjoyed the protection of high import tariffs and other trade barriers. Since the early 1990s, Colombia has reduced trade barriers, opening the economy to foreign competition. Imports (FOB) of consumer goods (as measured for balance of payments purposes) increased by 7.2%, 15.3% and 7.4% in 2000, 2001 and 2002, respectively, primarily due to the general increase in economic activity and the attendant rise in internal demand. In 2003, however, imports of consumer goods decreased by 1.6%, mainly as a result of a reduction in food and tobacco imports. By 2004, these imports reversed the prior shortfall and reported an increase of 16.2%, as compared to 2003, as imports of durable and non-durable consumer goods increased by 28.5% and 9.7%, respectively.

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During the 1986-1995 period, weighted average tariff rates declined from 44.0% to 11.0%. Tariff rates remained relatively stable from 1994 until 2004, except during a three-month period in 1997 when rates were temporarily increased by Presidential decree in an effort to raise tax revenues to remedy the growing fiscal deficit. Tariffs are now regarded as a commercial policy instrument, rather than a revenue source. In addition, changes to tariff rates have become less common due to Colombia's participation in the Andean Community of Nations' common external tariff agreement, which implemented common external tariffs in February 1995.

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Despite the free-trade policies adopted in recent years, the Government continues to recognize the special needs of some local producers. For example, in December 2004, as a result of the strong appreciation of the peso during the year, the Government decided to adopt measures to help alleviate the negative impact of such currency movement on the sectors most affected. Banana and flower producers were selected among other sectors because the aggregate output of these two groups exceeds the total exports generated by coffee and both of them are labor intensive, which provides regional social stability. Under the measure, in 2005, the Government will pay Ps. 200 for each dollar that is exported by these producers. In order to be eligible, the banana and flower producers will have to acquire an exchange rate hedge in the financial system and they will have to maintain their current number of employees.

Decree 2685 of 1999, which went into effect on July 1, 2000, consolidated into law several prior customs laws, decrees and resolutions. This customs system, which is part of the *Plan Vallejo* (discussed further below), is designed to foster investment in the export sector and includes the following features:

- Large exporters—those which exported over $2 million during the past 12 months and for which exports represented at least 60% of their operating income—may utilize simplified procedures for the import of raw materials and capital goods to be used in the production of exportable goods.

- Special export programs grant customs and VAT exemptions for imports of raw materials to produce inputs to be used by other Colombian companies in the manufacture of goods to be exported.

- New procedures permit the storage of foreign merchandise, free of import tariffs for a six-month period, so long as the merchandise is distributed abroad.

Exports

Commodities, particularly coffee, petroleum and coal, traditionally have been Colombia's most important exports. In 1985, coffee accounted for 45.2% of exports, while oil and its derivatives accounted for 11.7% of total exports. By 1990, petroleum products had overtaken coffee as the country's leading export, and in 2004 coffee accounted for an estimated 5.9% of total exports, while oil and its derivatives accounted for 25.8% of total exports. The development of the *Cusiana* and *Cupiagua* oil fields has increased the relative importance of petroleum products as a percentage of total exports. A decline in the value of coffee exports began in 1987 and accelerated with the price drop that followed the collapse in 1989 of the International Coffee Agreement, an arrangement among coffee producing and consuming countries to stabilize coffee prices. Beginning in 1993, coffee exports recovered somewhat due to the effort led by Colombia to limit the world supply of coffee through an agreement with the World Association of Coffee Producing Countries, but coffee exports subsequently declined and are expected to remain a smaller portion of total exports than oil and its derivatives. Coffee exports declined from $1,069 million in

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2000 to $949 million in 2004, according to preliminary figures from *Banco de la República*, primarily due to lower coffee prices. Nontraditional exports, which include products such as shrimp, bananas, flowers and manufactured goods, have increased in recent years. Nontraditional exports have increased from $6,297 million in 2000 to $8,064 million in 2004, and accounted for an estimated 49.7% of exports in 2004. Industrial exports have grown from $4,609 million in 2000 to an estimated $6,198 million in 2004. Exports of textiles and apparel have increased from $1,067 million in 2000 to an estimated $1,471 million in 2004.

In September 2002, in order to comply with World Trade Organization standards, the Government dismantled a tax rebate program that assisted exporters in paying income taxes, sales taxes or import duties. The Government currently assists exporters through the *Plan Vallejo*, under which producers of goods intended for overseas markets may obtain partial or total exemptions from customs duties and taxes on imported raw materials, capital goods, intermediate goods and spare parts as long as they are incorporated into the goods or services to be exported. In December 2002, the Government agreed with the World Trade Organization to continue the *Plan Vallejo* through December 31, 2006. In the period of 2000 to the present, the Government has taken additional steps to promote exports, including:

The formation of regional foreign trade advisory committees, which coordinate the knowledge and expertise of both the private sector and the Government. They achieve this purpose by exchanging initiatives and information, drafting proposals for overall programs and strategies, and implementing trade-related actions. These committees promote industry in areas conducive to exports, such as municipalities with shipping ports.

- The formation of free trade zones — special enclaves which offer exchange, tax, customs and trade incentives to increase and diversify the production of goods and services for overseas markets. Industrial free trade zones may be used for goods and services, tourism promotion and science parks.

- The creation of EXPOPYME — a program that supports small- and medium-size companies and provides business advice for entrepreneurs seeking export opportunities.

The following table shows the trends in the composition of Colombia's exports over the years indicated, based on the export figures maintained by *Banco de la República* for balance of payments purposes.

Trends in the Composition of Exports
1985-2004

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	1985		1990		1995(1)		2000(1)		2003(1)(2)		2004(1)(2)	
	(millions of U.S. dollars and percentage of total exports)											
Exports (FOB):												
Oil and its Derivatives	$4,511	11.7%	$1,951	27.5%	$ 2,185	21.5%	$ 4,569	34.9%	$ 3,383	26.2%	$ 4,180	25.8%
Coffee	1,746	45.2	1,415	19.9	1,832	18.0	1,069	8.2	806	6.3	949	5.9
Coal	126	3.3	545	7.7	596	5.9	861	6.6	1,422	11.0	1,841	11.4
Nickel and Gold	420	10.9	521	7.3	353	3.5	302	2.3	1,000	7.8	1,181	7.3
Nontraditional Exports(3)	1,119	29.0	2,664	37.5	5,190	51.1	6,297	48.1	6,289	48.7	8,064	49.7
Total Exports	$ 3,862	100.0%	$7,095	100.0%	$10,155	100.0%	$13,099	100.0%	$12,901	100.0%	$16,216	100.0%

Totals may differ due to rounding.
1: All figures for 1995, 2000, 2003 and 2004 are based on the recommendations contained in the fifth edition of the IMF's Balance of Payments Manual.
2: Preliminary.
3: For purposes of this table only, nontraditional exports also include emeralds.
Source: *Banco de la República*—Economic Studies.

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Exports of goods (according to balance of payments figures) increased by 25.7% in 2004, due to an increase in all categories of traditional exports except emeralds. Nontraditional exports grew by 28.7%, increasing from $6,210 million in 2003 to $7,990 million in 2004. Among nontraditional exports, the largest increases among the categories of specifically identified export products were registered by the iron and steel industries, which increased by 53.7%, and machinery and equipment, which increased by 49.5%. The category of textiles and apparel had a very positive performance as well, increasing from $1,110 million of exports in 2003 to $1,471 million in 2004. Exports of goods (according to balance of payments statistics) in 2004 totaled approximately $16,216 million, including oil and its derivatives (25.8% of total exports), coffee (5.9% of total exports), coal (11.4% of total exports), nickel (3.9% of total exports), gold and emeralds (3.9% of total exports) and nontraditional exports (49.3% of total exports).

According to preliminary figures supplied by DIAN, exports totaled $4,230.8 million during the first quarter of 2005, representing a 25.7% increase as compared to the same period of 2004, primarily due to a recovery of traditional exports, such as oil, coal, ferronickel and coffee, and a positive global economic activity, in particular, in the United States economy, which is the most significant destination for Colombian exports.

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The following tables show the composition of Colombia's exports and the volume and price of Colombia's leading exports for the years indicated.

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Exports (FOB) by Group of Products

	2000	2001	2002	2003[1]	2004[1]	% of total 2004[1]
Mining						
Oil and its Derivatives	$ 4,569.3	$ 3,285.1	$ 3,275.0	$ 3,383.1	$4,179.6	25.8%
Coal	861.2	1,178.8	990.2	1,422.5	1,841.0	11.4
Emeralds	96.8	89.2	91.7	79.7	74.2	0.5
Nickel	211.4	235.2	272.5	414.7	626.1	3.9
Gold[2]	90.8	67.9	105.3	585.2	555.4	3.4
Platinum	6.8	13.4	12.9	16.9	15.6	0.1
Others[3]	234.5	36.3	62.1	114.1	182.2	1.1
	6,070.7	4,905.8	4,809.6	6,016.1	7,474.0	46.1
Agriculture, Livestock, Forestry and Fishing, except Coffee	1,350.2	1,365.7	1,382.8	1,367.1	1,594.1	9.8
Coffee	1,068.7	764.2	772.2	806.3	949.5	5.9
Industry						
Food, Beverages and Tobacco	675.0	725.9	730.1	801.0	961.3	5.9
Textiles and Apparel[4]	1,066.6	1,138.1	984.4	1,109.7	1,471.7	9.1
Wood and its Derivatives	47.6	61.0	58.4	80.4	67.9	0.4
Paper and its By-Products	316.7	397.4	369.1	397.9	463.2	2.9
Chemicals	1,335.3	1,373.2	1,337.3	1,200.8	1,491.5	9.2
Nonmetallic Minerals	218.2	245.8	280.8	288.3	324.0	2.0
Iron and Steel Industries	315.3	357.7	333.7	339.7	522.2	3.2
Machinery and Equipment	303.7	387.8	339.2	301.6	451.0	2.8
Other Industries[5]	330.5	510.3	396.4	192.0	446.3	2.8
	4,608.9	5,197.2	4,829.2	4,711.5	6,198.0	38.2
Total Exports	$ 13,098.5	$ 12,232.9	$ 11,793.9	$ 12,901.0	$ 16,215.6	100.0%

Totals may differ due to rounding.
1: Preliminary.
2: Includes domestic purchases of gold by *Banco de la República*. The gold figures in this table represent the amount of gold transactions officially registered with *Banco de la República*. The amount registered does not reflect contraband transactions and may not reflect the amount actually traded. In contrast, the figures in the "Balance of Payments" and "Trends in Composition of Exports" tables reflect the amount actually traded, and therefore differ from the figures presented in this table.
3: Includes salt, clay and sand mining and manufacture of fertilizers, chemicals and other products.
4: Includes leather, leather products and plastic.
5: Includes jewelry, musical instruments, sporting goods and other products.
Source: DANE for all categories except gold, which was provided by *Banco de la República*.

Volume and Price of Leading Exports

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	2000	2001	2002	2003[1]	2004[1]
Crude Oil Export Volume (thousands of barrels/day)	366.7	301.3	297.2	237.4	219.6
Crude Oil Price ($/barrel)	28.8	23.9	24.2	29.0	37.3
Coffee Export Volume (millions of 60 kg. bags)	9.2	10.0	10.3	10.3	10.2
Coffee Price ($/pound, ex-dock)	1.02	0.72	0.68	0.71	0.84

1: Preliminary.
Source: *Banco de la República*.

In 2004, the total volume of crude oil exported decreased by 7.5%, while the average price of crude oil exported by Colombia increased by 28.5%, from $29.0 in 2003 to $37.3 in 2004. The weighted average price of coffee exported by Colombian producers increased to $0.84 per pound in 2004, representing an 19.1% increase from the average price of $0.71 per pound in 2003. The volume of coffee exports decreased by 0.5% in 2004, as compared with the volume exported in 2003.

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Imports

Imports (CIF) increased in 2000 and 2001, growing by 8.3% and 11.2%, respectively, but decreased by 1.0% in 2002. In 2003, imports recorded positive growth of 9.4%, and in 2004, the upward trend continued as total imports increased by 20.6%. In that year, imports of consumer goods increased by 18.5%, imports of raw materials and intermediate goods increased by 24.9% and imports of capital goods increased by 16.0%. In 2004, consumer goods comprised 18.9% of total imports, raw materials and intermediate goods accounted for 47.8% of total imports and capital goods comprised 33.0% of total imports.

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According to preliminary figures supplied by DIAN, imports totaled $4,559.8 million during the first quarter of 2005, representing a 26.8% increase as compared to the same period in 2004, primarily due to a 38.3% increase in imports of boilers, machinery and parts by the industrial sector.

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The following table shows the composition of Colombia's major imports for the last five years.

Imports (CIF)

	2000	2001	2002	2003[1]	2004[1]	% of Total 2004[1]
			(millions of U.S. dollars)			
Consumer Goods						
Non-Durable	$ 1,429.7	$ 1,577.6	$ 1,519.9	$ 1,416.8	$ 1,553.7	9.3%
Durable						
Autos	289.9	395.9	576.4	601.2	805.8	4.8
Arms and Military Equipment	24.2	38.7	60.1	98.7	77.8	0.5
Others	446.4	527.3	549.0	559.3	734.2	4.4
	760.5	961.9	1,185.5	1,259.2	1,617.8	9.7
	2,190.2	2,539.5	2,705.4	2,676.0	3,171.5	18.9
Raw Materials and Intermediate Goods						
Fuels[2]	231.2	181.1	185.7	236.0	260.6	1.6
Electric	5.5	8.1	3.4	3.2	1.7	0.0
Agricultural	500.8	500.4	491.5	560.4	700.6	4.2
Industrial						
Industrial, Chemical and Pharmaceutical Products	2,275.0	2,256.2	2,255.6	2,479.5	3,063.4	18.3
Mineral Products	1,232.3	1,209.1	1,144.1	1,265.2	1,826.7	10.9
Non-Food Agricultural Products	989.7	957.1	937.2	1,009.4	1,139.7	6.8
Food Products	677.6	705.3	815.9	858.4	1,013.8	6.1
	5,174.6	5,127.7	5,152.8	5,612.6	7,043.6	42.1
	5,912.1	5,817.3	5,833.5	6,412.3	8,006.5	47.8
Capital Goods						
Construction Materials	172.5	189.6	182.8	221.4	296.8	1.8
Agricultural	24.0	40.4	45.8	54.9	56.2	0.3
Transportation	994.3	1,610.4	1,516.1	1,600.9	1,812.4	10.8
Industrial						
Industrial Machinery	852.5	1,047.8	773.7	1,025.3	1,288.0	7.7
Office and Technical Machinery	580.7	637.1	657.9	758.9	752.9	4.5
Others	804.3	941.8	946.6	1,109.2	1,327.9	7.9
	2,237.5	2,626.7	2,378.2	2,893.4	3,368.8	20.1
	3,428.3	4,467.1	4,122.9	4,770.6	5,534.2	33.0
Unclassified	7.9	9.8	37.3	29.7	35.5	0.2
Total	$11,538.5	$12,833.7	$12,699.0	$13,888.5	$16,747.6	100.0%

Totals may differ due to rounding.
1: Preliminary.
2: Includes oil derivatives and coal.
Sources: DANE and *Dirección de Impuestos y Aduanas Nacionales* (National Directorate of Customs and Taxes).

Geographic Distribution of Trade

The following tables show the destination and origin, respectively, of Colombia's exports and imports.

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Merchandise Exports to Major Trading Partners

	2000	2001	2002	2003	2004
			(percentage of total exports)		
United States	50.6%	43.4%	44.7%	47.1%	42.2%
Venezuela	9.9	14.1	9.4	5.3	9.7
Germany	3.3	3.4	2.8	2.0	1.6
Peru	2.8	2.3	2.9	3.0	3.2
Ecuador	3.5	5.7	6.9	5.9	5.9
Japan	1.8	1.3	1.6	1.5	1.6
The Netherlands	0.9	0.9	1.1	2.3	2.3
France	1.0	1.1	1.2	1.1	1.2
United Kingdom	1.8	2.3	1.3	1.4	1.7
Spain	1.3	1.1	1.7	1.5	1.3
Denmark	0.2	0.1	0.3	0.6	0.3
	77.2	75.9	74.0	71.8	71.1
Others	22.8	24.1	26.0	28.2	28.9
Total	100.0%	100.0%	100.0%	100.0%	100.0%

Totals may differ due to rounding.
Sources: DANE; *Banco de la República*

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Merchandise Imports by Major Trading Partners

	2000	2001	2002	2003	2004
			(percentage of total imports)		
United States	40.0%	41.2%	39.8%	38.5%	39.7%
Venezuela	8.0	6.1	6.1	4.7	5.3
Japan	3.7	3.7	4.2	3.8	3.6
Germany	4.5	4.5	4.1	4.4	4.0
Mexico	3.9	3.9	3.9	4.6	4.1
Brazil	3.5	4.0	4.0	4.6	4.5
Canada	1.6	1.6	1.8	1.7	1.5
France	3.1	2.9	2.0	2.9	1.8
United Kingdom	1.7	1.2	1.0	0.9	1.2
Argentina	0.9	1.0	0.9	1.1	1.1
	70.9	70.1	67.9	67.1	66.7
Others	29.1	29.9	32.1	32.9	33.3
Total	100.0%	100.0%	100.0%	100.0%	100.0%

Totals may differ due to rounding.
Sources: National Directorate of Customs and Taxes; *Banco de la República.*

The United States is Colombia's most important trading partner. During 2004, trade between the two countries accounted for approximately 42.2% of Colombia's total exports and 39.7% of total imports.

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In October 2002, Colombia became eligible to participate in the Andean Trade Promotion and Drug Eradication Act ("ATPDEA"), which President Bush signed in August 2002 and which remains in effect through December 31, 2006. The ATPDEA extends the unilateral tariff preferences on certain goods accorded the Andean countries through the Andean Trade Preference Act to certain new products, such as apparel made with regional fabrics, footwear, leather goods, petroleum and watches. The Government and the private sector have been seeking ways to take advantage of the ATPDEA preferences in order to generate new exports to the United States. During 2004, Colombian exports to the United States under the ATPDEA reached $4,143.5 million. The component of Colombian exports made under ATPDEA reported an increase of 34.1% as compared to 2003, which is much greater than the 16.2% total growth of Colombian exports to the United States taken as a whole during the same period. Of the total Colombian exports to the United States in 2004, 52.9% qualified for preferential treatment under the ATPDEA. Exports that benefited the most included petroleum and its derivatives, flowers and textiles and clothing.

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Venezuela traditionally has been the second most significant destination for Colombian exports, accounting for 9.7% of Colombia's total exports in 2004. Venezuela also remained the second largest source of imports, accounting for 5.3% of Colombia's total imports in 2004. Colombia has pursued a policy of reducing trade barriers by fostering economic integration with other countries and promoting bilateral and multilateral trade agreements with regional trading partners. The Andean Community of Nations (*Comunidad Andina de Naciones*), which includes Bolivia, Ecuador, Venezuela, Colombia and Peru, has been revived and trade among member countries has increased significantly. Pursuant to this agreement, originally ratified in May 1969, the member nations implemented common external tariffs on February 1, 1995. Colombia has also entered into a free trade agreement with Mexico and Venezuela, which became effective on January 1, 1995. Since January 1, 1992, Colombia and Venezuela have operated under a reciprocal duty free agreement, applicable to most goods produced in each nation. Capital markets in the two countries have also been liberalized, with Venezuelan and Colombian companies now enjoying greater access to capital in each other's countries. On April 5, 2004, the Andean Community concluded a free trade agreement with Mercosur, the free trade association composed of Argentina, Brazil, Paraguay and Uruguay. This agreement, which became effective in July 2004, created a South American free trade area composed of 300 million inhabitants.

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In December 2004, Colombia apprehended Rodrigo Granda, a prominent Colombian rebel, in Venezuela. In January 2005, Venezuelan President Hugo Chávez protested Mr. Granda's apprehension in Venezuela, charging that Colombia had violated Venezuela's sovereignty. President Chávez recalled Venezuela's ambassador from Bogotá (who has since returned) and announced the suspension of bilateral trade and business accords between the countries. Venezuela's resulting decisions regarding customs controls have affected commerce between the two countries, particularly in cities and towns close to the border. A meeting between President Uribe and President Chávez took place in Caracas on February 15, 2005. After this meeting, President Uribe and President Chávez announced the official end to the dispute and the restoration of diplomatic and commercial relations.

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Since 1993, banana exports from Colombia, Costa Rica, Nicaragua and Venezuela to the European Union have been subject to a global quota, providing preferential treatment to certain producers, including former European dependencies in Africa and the Caribbean. The announcement of the European Union regarding the increase in the level of protection for the producers in Africa and the Caribbean, starting in January 2006, triggered a reaction by several Latin American banana producers, including Colombia. On March 30, 2005, these banana producers submitted an arbitrage petition before the WTO requesting the renegotiation of increased tariffs proposed by the European Union.

Foreign Investment

Foreign investment in Colombia was traditionally directed towards the oil and mining sectors. Previously, investment in sectors such as public services was prohibited, and investments in the financial sector were limited to no more than 49% foreign ownership of financial institutions. As part of the *Apertura* process, the Gaviria administration (1990-1994) enacted reforms designed to make foreign investment in Colombia more attractive. For example, legislation was enacted that ensured equal treatment of foreign and local investors and foreign access to traditionally restricted economic sectors.

Under current law and regulations, foreign investments generally do not require prior governmental authorization. However, foreign entities must register investments with *Banco de la República* in order to establish their right to transfer profits and capital investments abroad. Investment in certain sectors, including financial services, still requires prior authorization. Foreign investment in national security and defense-related industries, as well as industries which process toxic and radioactive materials, is prohibited.

The Pastrana administration removed many of the remaining restrictions on foreign investment in order to stimulate economic growth and reduce unemployment. In June 1999, Congress approved a constitutional amendment to guarantee adequate compensation for expropriation of property.

Moreover, Decree 241 of 1999 removed restrictions on foreign investments in Colombian real estate, one of the few sectors of the economy in which foreign investment had been banned by the International Investment Statute. The public sector restructuring decrees of June 1999 also allow public entities to sign contracts of "juridical stability" to protect private investors from sudden changes in legislation (including tax rules). *Ecopetrol* has made changes to the standard terms of its association contracts that are designed to encourage foreign investment in the oil sector. For a more detailed discussion of *Ecopetrol*'s association contracts, see "Economy—Principal Sectors of the

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Economy—Mining and Petroleum." Finally, Law 756 of 2002 created an oil royalties system geared to encourage oil exploration on small- and medium-size fields, which establishes variable royalties ranging from 8% for fields producing up to 5,000 barrels per day to 25% for fields producing in excess of 600,000 barrels per day.

Net foreign direct investment, as recorded in the balance of payments, was $2,069 million in 2000 and $2,509 million in 2001, increasing in relation to the previous year by 48.6% and 21.3%, respectively. In 2002, net foreign direct investment decreased by 49.9%, to $1,258 million, due to a reduction in foreign capital inflows to the industrial, financial and communications sectors. Net portfolio investment increased from an outflow of $120 million in 2001 to an inflow of $1,016 million in 2002. In 2003, net foreign direct investment totaled $855 million, decreasing by 32.0% in comparison to 2002, due to a decrease in inflows to the transportation and communication sectors. Net portfolio investment reversed in 2003, from an inflow of $1,016 million in 2002 to an outflow of $1,669 million. By 2004, net foreign direct investment totaled $2,597 million, representing an increase of 203.7% as compared to 2003. Net foreign direct investment flows were especially important in the construction, mining and petroleum sectors. Net portfolio investment improved from an outflow of $1,669 million in 2003 to an outflow of $526 million in 2004.

The following table sets forth information on net foreign investment by country of origin for the years indicated below.

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Net Foreign Investment by Country of Origin[1]

	2000	2001	2002	2003[2]	2004[2]
			(millions of U.S. dollars)		
North America					
Canada	$ 801.9	$ 10.2	$ 181.1	$ 14.7	$ 7.3
United States	85.3	223.0	783.9	273.8	874.2
México	23.1	11.9	20.5	19.0	16.4
	910.3	245.1	985.6	307.5	897.8
South America					
Andean Group	(19.0)	20.5	33.1	17.6	74.0
Others	14.7	48.6	18.4	12.4	14.2
	(4.3)	69.1	51.5	30.0	88.3
Central America					
Central American Common Market[3]	3.6	4.2	0.5	3.0	1.5
Panama	217.7	111.5	46.2	172.0	78.7
	221.3	115.7	46.7	175.0	80.2
Caribbean	778.7	521.2	438.6	170.1	492.4
Europe					
European Free Trade Association	68.1	39.3	5.5	71.0	31.8
EEC Countries	1,257.7	646.8	140.3	412.6	175.7
Other Countries	0.8	1.2	14.5	0.3	0.6
	1,326.5	687.3	160.3	483.8	208.2
Asia	9.7	18.0	2.7	46.3	10.7
Other Countries	(17.7)	(0.9)	1.3	22.6	9.0
Reinvested Earnings	(445.8)	348.5	3.7	244.4	381.4
Total (excluding petroleum)	2,778.7	2,004.1	1,690.3	1,479.7	2,167.9
Petroleum	(383.9)	520.8	424.2	313.0	571.1
Portfolio Investment[4]	17.1	(40.7)	16.1	(19.9)	380.1
Total	$ 2,411.9	$2,484.2	$2,130.6	$1,772.9	$3,119.1

Totals may differ due to rounding.

1: Figures reflect foreign direct investment into Colombia and outflows of foreign direct investment, but do not reflect investments by Colombians abroad. In contrast, the figures in the "Balance of Payments" table reflect Colombian direct investment abroad, and therefore differ from the figures presented in this table.

2: Preliminary.

3: Excluding Panama.

4: Figures reflect only short-term portfolio investment inflows. In contrast, the figures in the "Balance of Payments" table reflect long-term inflows and outflows, and therefore differ from the figures presented in this table.

Source: *Banco de la República.*

The following table sets forth information on net foreign investment by sector for the years indicated below.

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Net Foreign Investment by Sector

	2000	2001	2002	2003[1]	2004[1]
		(millions of U.S. dollars)			
Direct Investment[2] [3]	$ 2,394.8	$ 2,524.9	$ 2,114.5	$ 1,792.8	$ 2,739.0
Petroleum	(383.9)	520.8	424.2	313.0	571.1
Agriculture and Fishing	(0.4)	12.5	(5.1)	8.0	18.2
Mining	506.7	523.7	466.2	627.4	1,228.6
Manufacturing	514.1	244.2	313.9	326.2	201.4
Public Services	13.2	(70.8)	134.7	68.2	48.4
Construction	(21.0)	83.8	(4.2)	(8.0)	93.4
Commerce	9.8	204.6	115.9	222.0	127.7
Transportation and Communications	876.4	415.7	345.4	(47.3)	256.0
Finance[3]	792.5	560.3	293.0	242.9	180.3
Social Services	87.5	30.2	30.5	40.4	13.8
Portfolio Investment[4]	17.1	(40.7)	16.1	(19.9)	380.1
Total	$ 2,411.9	$ 2,484.2	$ 2,130.6	$ 1,772.8	$ 3,119.1

Totals may differ due to rounding.

1: Preliminary.

2: Includes reinvested earnings.

3: Figures reflect foreign direct investment into Colombia and outflows of foreign direct investment, but do not reflect investments by Colombians abroad. In contrast, the figures in the "Balance of Payments" table reflect Colombian direct investment abroad, and therefore differ from the figures presented in this table.

4: Figures reflect only short-term portfolio investment inflows. In contrast, the figures in the "Balance of Payments" table reflect long-term inflows and outflows, and therefore differ from the figures presented in this table.

Source: *Banco de la República.*

MONETARY SYSTEM

Banco de la República

Banco de la República, Colombia's central bank, was chartered in 1923. Following ratification of the 1991 Constitution, *Banco de la República* was granted greater independence from the Government in its administration and in the formulation of monetary policy. The 1991 Constitution charges *Banco de la República* with the primary mission of controlling inflation, as measured by changes in the consumer price index, in addition to other central banking functions.

Banco de la República's board of directors is responsible for setting monetary and exchange rate policy. The board of directors has seven members, five of whom are appointed by the President to four-year terms. At the end of each four-year term, the President may replace up to two of the five presidential appointees and must re-appoint the remaining three appointees. The Minister of Finance is the sixth board member and is the sole representative of the Government on the board of directors. The seventh member is elected by the other six members and serves as the Governor of *Banco de la República.* Unless all seven members of the board of directors vote to do so, *Banco de la República* may not finance the Government's budget deficits. The Constitution prohibits *Banco de la República* from making loans to the private sector except to provide liquidity to the financial system or to arrange and intermediate non-peso denominated loans in the local market for specific limited purposes.

Banco de la República is authorized by law, subject to certain restrictions, to regulate interest rates payable on time deposits, establish minimum reserve requirements for credit institutions and provide discount facilities for certain types of bank loans. In addition, *Banco de la República* performs other traditional functions of a central bank, including managing the country's international reserves and acting as lender of last resort to the financial system. The Government is responsible for any losses and entitled to any profits generated from the operations of *Banco de la República. Banco de la República* registered a Ps. 827.8 billion profit for 2004, which the Government may use to finance the 2005 national budget.

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Financial Sector

As of December 31, 2004, Colombia's financial system was comprised of 28 banks, four *corporaciones financieras* (financial corporations), 25 *compañías de financiamiento comercial* (commercial financing companies) and a number of securities brokerage houses and other non-banking institutions, such as insurance companies, trust companies and bonded warehouses. The main types of financial institutions are described below.

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Banks. The Government owns four of the 28 Colombian banks. The Colombian financial system also includes institutions that promote specific sectors of the Colombian economy, such as FEN. See "Economy—Role of the State in the Economy; Privatization—State-Owned Financial Institutions."

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Financial corporations. Financial corporations are specialized institutions that mainly make equity investments in and medium-term loans to various companies. Financial corporations also engage in project finance, an activity that has increased in recent years. Although they may engage in some banking activities, financial corporations are prohibited from taking demand deposits and instead rely on savings, time deposits, certificates of deposit, bonds, intermediation of lines of credit from multilateral institutions and short-term deposits from companies and individuals to meet their funding needs. Most financial corporations are private sector institutions.

Commercial financing companies. Commercial financing companies specialize in providing working capital financing and credit for the purchase of consumer goods, but may also participate as intermediaries in foreign exchange transactions, conduct leasing operations and take short-term deposits.

The following table shows the number of financial institutions and the percentage of loans and deposits corresponding to each category.

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Colombian Financial System
(at December 31, 2004)

	Number	% of Loans	% of Deposits
Banks			
Domestic Private	24	61.3%	73.0%
State-Owned	4	9.0	14.1
	28	70.3	87.1
Financial Corporations	4	5.5	3.6
Commercial Financing Companies[1]	25	8.6	4.5
Cooperative Institutions[2]	1	0.1	0.1
Special State-Owned Institutions[3]	10	15.6	4.7
Total	68	100.0%	100.0%

Totals may differ due to rounding.
1: Includes companies specialized in leasing.
2: Includes only *Coopcentral.*
3: Includes FEN, *Bancoldex, Financiera de Desarrollo Territorial* (Territorial Development Financing Agency or "FINDETER"), *Fondo para Financiamiento del Sector Agropecuario* (Agricultural Sector Financing Fund or "FINAGRO"), *Fonade, Fondo Nacional del Ahorro* (National Savings Fund or "FNA"), *Fondo de Garantías de Instituciones Financieras* (Financial Institutions Guarantee Fund or "FOGAFIN"), *Fondo Financiero de Proyectos de Desarrollo* (Financial Fund for Development Projects or "FONADE"), and *Fondo de Garantías de Entidades Cooperativas* (Cooperative Institutions Guarantee Fund or "FOGACOOP").
Source: Superintendency of Banks.

The principal regulators of financial institutions and the financial markets are the Ministry of Finance, *Banco de la República*, the Superintendency of Banks and the *Superintendencia de Valores* (Superintendency of Securities).

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In 1989, the Government promulgated new rules, which were further amended in 1994, setting forth the procedures to be followed in classifying loans as "non-performing" on the basis of specific risk and performance factors, establishing reserve requirements for loans and implementing capital adequacy requirements consistent with the standards recommended under the Basel accord. These rules are intended to improve the Colombian banking system and to ensure that standards followed by Colombian commercial banks are consistent with those followed by banks in other countries. Under these rules, banks are required to maintain net technical capital equal to at least 9.0% of their risk-weighted assets. The aggregate net technical capital of Colombian banks (or solvency ratio) increased from 12.6% of risk-weighted assets at December 31, 2003 to 13.1% at December 31, 2004.

Over the last 15 years, the Government has also taken steps to prevent a recurrence of past problems in the financial sector (particularly those problems of the early 1980's that caused the Government to assume ownership of several commercial banks to prevent their failure), including the promulgation of stringent banking regulations and market-oriented foreign exchange policies. Law 45 of 1990 introduced the universal banking model, which permits commercial banks, through separate subsidiaries, to engage in stock brokerage, leasing, factoring, investment banking and other related activities, thereby stimulating competition among financial institutions and consolidating the financial sector.

In addition, under Law 45, foreign investment is now permitted in all types of financial institutions with no restrictions on the level of foreign ownership. As a result, with prior approval of the Superintendency of Banks, foreign entities are able either to purchase controlling interests in commercial banks or to increase their ownership in existing commercial bank subsidiaries. Law 45 has led to increased foreign investment in the banking sector. However, despite the opening of the banking sector to foreign investment, the Colombian financial sector as a whole remains one of the most strictly regulated in Latin America.

Notwithstanding these initiatives, the internal economic conditions in Colombia during 1999, along with the impact of the residual economic problems of 1998 and the difficulties in the international capital markets, led to a sharp increase in domestic interest rates and a slowdown in economic growth. These events resulted in an increase in the amount of non-performing loans and impaired the asset quality of Colombian banks. While medium and large financial institutions ultimately handled this situation well, some small and state-owned institutions suffered liquidity problems so severe that the Government was forced to intervene. During 1999, the Government liquidated

15 financial institutions, four of which were banks. The nine largest institutions liquidated in 1999 held about 3.8% of the total assets of the financial institutions reporting to the Superintendency of Banks as of December 31, 1998. In 2000, the Government liquidated two institutions under the supervision of the Superintendency of Banks, *Corporación Financiera de Occidente S.A.*, which held 0.08% of the total assets of the financial system, and *Corporación Financiera de Transporte S.A.*, which held 0.07% of the total assets of the financial system. While financial indicators deteriorated significantly in 1999, the results for 2000 reflected the beginnings of a recovery in the financial sector. The loss of Ps. 1,580.2 billion experienced by the financial sector in 2000 can be explained by two factors: the removal of impaired assets from balance sheets, which generated a financial loss, and a higher ratio of reserves to non-performing loans, in compliance with stringent measures adopted by the Superintendency of Banks. In 2002 and 2003, the financial sector improved markedly, registering net profits of Ps. 1,534.9 billion and Ps. 2,173.0 billion, respectively, in part due to the Government's efforts to improve the financial sector's asset quality and aggregate solvency ratio, which the Government undertook in response to the 1998-1999 economic downturn. Net profits in the financial sector continued to grow in 2004, reaching Ps. 3,347.7 billion, primarily due to growth in the financial services sector. Notwithstanding these gains, profits in the financial sector in the last three years were still low as a percentage of total equity, although non-performing assets and overdue portfolio indicators, other than those for mortgages, also improved. Moreover, the growth experienced since 2001 has not insulated the industry from further liquidations. In 2002, the Government liquidated *Corfinorte*, a financial corporation, which, prior to its liquidation, held 0.14% of the total assets of the financial system. In 2003, the government liquidated the *Instituto de Fomento Industrial (IFI)* and *Financiera FES*, which, prior to their liquidation, together held 0.44% of the total assets of the financial system. The Government has not liquidated any financial institutions in 2004.

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The following table shows the results of the financial sector as of and for the year ended December 31, 2004.

Selected Financial Sector Indicators
(in millions of pesos as of and for
the year ended December 31, 2004)

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	Assets	Liabilities	Net Worth	Earnings/(Losses)
Private Sector Institutions	Ps. 97,520,030	Ps. 85,246,726	Ps. 12,273,304	Ps. 2,410,009
Cooperatives[(1)]	56,839	51,225	5,615	(771)
State-Owned Institutions[(2)]	38,926,152	32,714,764	6,211,387	938,472
Total	Ps. 136,503,021	Ps. 118,012,715	Ps. 18,490,306	Ps. 3,347,710

Totals may differ due to rounding.
1: Includes only Coopcentral.
2: Includes Banks, Commercial Financing Companies and Special Financing Institutions.
Source: Superintendency of Banks.

The Government played an active rôle in addressing the problems that emerged within the financial system in 1998 and 1999. The Government focused on addressing the decline in the financial sector's asset quality (which resulted primarily from the increase in non-performing loans) and the decrease in the aggregate solvency ratio of the sector, and on regulating the financial sector more closely. Between November 1998 and December 1999, the Government launched three debtor relief programs. The total cost of the debt relief provided by the Government from the launch of the first debt relief program in 1998 to December 1999 was estimated at Ps. 2.17 trillion. No additional mortgage debt relief programs have been announced since December 1999.

FOGAFIN, the Colombian insurance deposit fund, is responsible for implementing many of the Government's measures to support the financial sector. FOGAFIN's primary mission is to protect depositors and preserve the stability of Colombian financial institutions.

In response to the economic downturn in 1998-1999, a recapitalization program was launched by the Government in the second quarter of 1999 to assist small- and medium-sized banks that were economically viable but had only limited access to international capital. The objective of the program was to strengthen the balance sheets of the participating banks by writing off non-performing assets and injecting additional capital from both cash contributions from shareholders and loans from FOGAFIN to the shareholders, the proceeds of which were used to purchase FOGAFIN-issued bonds, which bonds were then contributed to the banks. The shareholders were required to pledge stock of their banks with a value equal to 133% of the principal amount of the loans as security for the repayment of the FOGAFIN loans. The bonds issued by FOGAFIN were either held on the bank's balance sheet or sold for cash. The end result of this recapitalization was that the participating bank reached a ratio of net capital to risk-weighted assets of 10%, one percentage point higher than the current minimum requirement of 9%.

Although this program was intended to cover both private and state-owned financial institutions, in practice, the recapitalization of state-owned banks required additional measures, including the transfer of non-performing assets to new special purpose entities and the subsequent sale of those assets, the administrative reorganizations of the banks and the eventual privatization of the banks.

Fifteen private institutions (*AV Villas, Banco Colpatria, Banco Superior, Banco de Crédito, Interbanco, Banco Unión Colombiano, Colmena, Conavi, Corfinorte, Coltefinanciera CFC, Multifinanciera, Credinver, Confinanciera, Megabanco and Financiera FES*) joined the FOGAFIN program between 1999 and 2004. By the end of 2004, the participating institutions had received Ps. 779.0 billion in capital, which came from long-term loans to finance the purchase of FOGAFIN-issued bonds. With the exception of the three institutions liquidated in 2002 and 2003, the financial institutions that took advantage of the FOGAFIN credit line have improved considerably, with their indicators now approaching those of other private financial institutions.

The Government assistance program for private financial institutions was designed to be self-financing and to yield returns to help pay for possible defaults. FOGAFIN issues bonds yielding the average short-term composite reference rate (*Depósitos a Término Fijo* ("DTF")) and lends these bonds to financial institutions for terms of one to three years at the rate of DTF + 2% and terms of four to seven years at the rate of DTF + 3%. It is estimated that the Government will not incur costs with respect to the assistance program, except for credit support provided to *Interbanco*, a private commercial bank.

In an effort to provide additional support for mortgage banks, the Government launched a recapitalization program for these institutions in 2001. Resolution No. 006 of 2001 authorizes FOGAFIN to extend credit to the owners of mortgage banks to finance the purchase of capitalization bonds issued by FOGAFIN, in exchange for appropriate guarantees and subject to a significant injection of equity by the owners. To qualify for the program, at least 50% of the mortgage bank's loan portfolio at the end of 2000 had to be comprised of loans for the purchase of residential real estate. Under this program, FOGAFIN has provided Ps. 599.9 billion in capital to four private institutions whose combined assets represent 80% of the total assets of the private mortgage bank sector and in 2004, FOGAFIN provided Ps. 213.9 million to *Central de Inversiones S.A.*, a publicly owned financial institution, to be repaid by September 2007.

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As of December 2004, the total cost to the Government of assisting state-owned institutions reached Ps. 6.1 trillion. Approximately Ps. 5.2 trillion was funded through bonds guaranteed by the Government, approximately Ps. 600.0 billion was funded through revenues from the tax on financial transactions collected in 1998 and 1999 and approximately Ps. 400.0 billion was funded through premiums charged for insurance on deposits.

Since 1998, FOGAFIN has assumed management responsibility and control of four banks (*Banco del Estado, Banco Uconal, Bancafé* and *Interbanco*), a savings and loan institution (*Granahorrar*) and two private consumer credit institutions (*Fundación FES Compañia de Financiamiento Comercial* and *Corficafe*). In managing these financial institutions, the Central Government, along with FOGAFIN, has formulated a strategy based on the same principles followed by the private banks for improving the institutions' balance sheets and increasing their net worth. The four main objectives of this strategy are:

- elimination of possible systemic risks of public banks (avoiding the "contamination risk");
- reduction of credit risk and improvement of management techniques in order to avoid increases in fiscal costs of the public sector banks;
- restructuring and strengthening of public sector bank balance sheets in order to restore their financial viability; and

- privatization of all public sector banks, except for *Banco Agrario de Colombia* (the successor entity to *Caja Agraria*, which was liquidated in June 1999) and certain special state-owned institutions, especially development banks.

FOGAFIN assumed control of and recapitalized *Bancafé*, the bank traditionally owned by coffee growers, in 1999. In 2001, *Bancafé* received Ps. 1,000 billion in assets and liabilities from *Banestado* and *BCH* to increase its productive assets, enlarge its client base and raise profitability. In recent years, *Bancafé's* workforce and branch network have been reduced to facilitate the sale of the bank by the Government. Although efforts to privatize or liquidate all public banks (except *Banco Agrario*, which is to remain public) continued in 2002, market events, as well as legal and administrative issues, caused some delays. In August 2003, the Government formally announced a plan to sell *Bancafé*, which involves selling a 55% stake to a strategic investor who would take administrative control of the bank. In compliance with Law 226 of 1995, the remaining 45% would then be offered first to current and former employees of the bank as well as social solidarity institutions and, finally, to the general public if market conditions are favorable. If the Government does not sell all or part of the remaining 45% to the public, the strategic investor would have an obligation to purchase the remaining unsold shares. On February 18, 2004, the award process commenced, but terminated the same day after no bids for the purchase of the strategic investment were received. Despite this setback, the Government is continuing its efforts to sell *Bancafé*, and to that end is currently evaluating alternative divestiture plans.

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During 1999 and 2000, several steps were taken to more closely regulate the financial sector. Circular 039 of 1999 was issued to assist in the restructuring of loans to companies in the industrial, agricultural and nonfinancial services sectors. Law 510 of 1999 (financial reform) increased the minimum net worth requirements for financial institutions and streamlined the process for the Government takeover of troubled financial institutions. Law 546 of 1999 (mortgage reform law) decreased the obligations of mortgage loan debtors by implementing the UVR inflation index, eliminating the penalties for prepayment of mortgage loans and changing the permitted term of mortgage loans from a fixed term of 15 years to terms of 5 to 30 years. Law 546 also gave the savings and loan institutions three years to become banks; this conversion was completed on December 31, 2001. Law 550 of 1999 was intended to restore the credit relationship between lenders and corporate borrowers by establishing a new framework for the restructuring of past due loans. Finally, Law 617 of 2000 was designed to allow territorial entities to restructure their debt, while instituting programs to achieve fiscal viability in the long run.

In January 2003, a reform of the financial institutions law was enacted. The principal objectives of this legislation are to improve the regulation of banks and to better protect depositors, in part by implementing stricter capital requirements based on international standards. No assurance can be given, however, that the legislation will achieve those objectives.

Liquidity and Credit Aggregates

The total amount of loans outstanding from Colombian financial institutions amounted to Ps. 58,783 billion at December 31, 2004, as compared to Ps. 53,163 billion at December 31, 2003 and Ps. 50,232 billion at December 31, 2002.

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Past due loans decreased in absolute terms from Ps. 4,386 billion at December 31, 2002 to Ps. 3,602 billion at December 31, 2003 and to Ps. 1,947 billion at December 31, 2004. As a percentage of total loans, past due loans fell from 8.7% at December 31, 2002 to 6.8% at December 31, 2003 and further decreased to 3.3% at December 31, 2004. Provisions as a percentage of past due loans increased from 86.5% at December 31, 2002 to 98.5% at December 31, 2003 and to 149.9% at December 31, 2004. The following table shows selected monetary indicators for the years indicated.

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Selected Monetary Indicators

	2000	2001	2002	2003	2004
Ml[1] (percentage change)	30.5%	12.1%	15.5%	15.2%	16.8%
M2[2] (percentage change)	5.6	9.7	7.3	12.1	18.2
M3 + Bonds[3] (percentage change)	3.6	9.3	8.2	12.1	16.8
Credit from the Financial System (percentage change) [4]	(8.4)	2.2	4.0	9.3	12.2
Discount Rate[5] (percent)	12.7	10.7	5.9	7.1	6.9

1: Currency in circulation plus demand deposits.
2: Ml plus certificates of deposit plus savings deposits.
3: M3 (*i.e.*, currency in circulation plus liabilities subject to minimum reserve requirements) and bonds issued by the financial system.
4: Gross credit to private sector. Financial system excludes *Banco de la República*.
5: *Banco de la República's* one-day discount rate for liquidity to the financial system. Weighted average for the year.
Source: *Banco de la República*.

Interest Rates and Inflation

The Colombian economy began to recover in 2000 from the economic downturn experienced in 1998 and 1999. The 2.8% real GDP growth rate recorded for the year was achieved within an environment characterized by low and stable interest rates. The accomplishments of the targets set under the IMF agreement, the floating exchange rate, the achievement of the inflation targets and the renewed confidence in the economy allowed the sustainability of such an environment in 2000. Interest rates in 2000 fluctuated within a small range, from a low of 10.2% in February to a high of 13.3% in December. By December 2001, the DTF had declined by 1.9 percentage points to 11.4% and had further declined to 7.7% in December 2002. During the first ten months of 2003, the DTF remained stable, registering between 7.7% and 7.8%. However, by December 2003, the DTF grew slightly to 8.0%. Throughout 2004, the DTF remained between 7.7% and 8.0% and ended the year at 7.8%. The central bank increased its discount rate two times during 2003, resulting in a total increase of 2.0 percentage points. In 2004, the central bank reduced its discount rates three times, resulting in a total reduction of 0.75 percentage points.

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The Government's policy has been to reduce inflation gradually to minimize the impact on economic growth. Since 1971, Colombia has experienced year-to-year consumer inflation rates ranging from a high of 32.4% in 1990 to the recent low of 5.5% in 2004, the lowest year-to-year rate ever recorded. The decline in consumer inflation rates from the 25-30% range of the late 1980's and early 1990's was possible due in part to the effective implementation of a monetary policy that removes excess liquidity from the economy, providing only the amount of cash necessary for the optimal performance of the economy. Consumer inflation declined to 7.6% in 2001 and to 7.0% in 2002. In 2003, consumer inflation declined further to 6.5%, due to the effect of an appreciation in the value of the peso. In 2004, due to the continued strength of the peso, consumer inflation continued to decline, registering 5.5% for the twelve months ended December 31, 2004. The central bank's current target for consumer inflation in 2005 is between 4.5% and 5.5%.

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Producer price inflation declined to 11.0% in 2000 and 6.9% in 2001, but increased to 9.3% in 2002. In 2003, producer price inflation declined to 5.7%, and further declined to 4.6% in 2004. The decline registered in 2003 and 2004, as compared to 2002, was due primarily to the appreciation in the value of the peso in 2003 and 2004. Colombia does not have a system of mandatory price controls. Certain goods and services provided by the public sector, however, historically have been subsidized. In recent years, the Government gradually has been dismantling subsidies of the prices of electricity, fuel, transportation and other services and has increased prices for these goods and services at rates faster than inflation in order to bring prices to levels that reflect the true costs. As of January 1, 1999, the Government stopped controlling fuel prices, which now track international prices.

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Monetary policy has also focused on counterbalancing the effect of large capital inflows and maintaining the stability of the real exchange rate. To this end, from time to time the Government has imposed taxes on transfers of foreign currencies to Colombian residents from abroad, required mandatory investment of foreign exchange receipts in negotiable "exchange certificates" and imposed deposit requirements with respect to foreign currency denominated indebtedness of less than a specified term. The next section discusses foreign exchange rates in further detail.

The following table shows changes in the consumer price index and the producer price index and average 90-day deposit rates for the periods indicated.

Inflation and Interest Rates

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Period	Consumer Price Index (CPI)(1)	Producer Price Index (PPI)(1)	Short-Term Reference Rate (DTF)(2)
2000	8.8	11.0	12.2
2001	7.6	6.9	12.4
2002	7.0	9.3	8.9
2003	6.5	5.7	7.8
2004			
January	6.2	5.3	8.0
February	6.3	5.0	7.9
March	6.2	4.6	7.8
April	5.5	4.1	7.8
May	5.4	5.3	7.8
June	6.1	5.9	7.9
July	6.2	5.2	7.8
August	5.9	5.2	7.8
September	6.0	5.5	7.7
October	5.9	5.8	7.7
November	5.8	5.5	7.7
December	5.5	4.6	7.8
2005			
January	5.4	4.4	7.7
February	5.3	4.3	7.7
March	5.0	4.9	n.a.

1: For annual periods, percentage change over the twelve months ended December 31 of each year; for monthly periods in 2004 and 2005 percentage change over the previous twelve months at the end of each month indicated.
2: Average for each of the years 2000-2003, and for each month in 2004 and 2005 (year-to-date), of the DTF, as calculated by the Superintendency of Banks.
Sources: DANE, *Banco de la República*.

Foreign Exchange Rates and International Reserves

Exchange Rates

From January 1994 to September 1999, Banco de la República maintained a band within which the exchange rate was permitted to fluctuate. On September 25, 1999, the central bank decided to abandon the band system and adopt a free-floating exchange rate system. This change was made only after an initial agreement with the IMF for an Extended Fund Facility was reached, evidencing a commitment by multilateral organizations to support the Colombian economic program. The transition to the new free-floating foreign exchange regime did not result in a significant deterioration of the exchange rate.

In addition to its past interventions in the exchange rate market, *Banco de la República* also sought to prevent the public and private sectors from incurring excessive amounts of debt in foreign currencies as a means of controlling the exchange rate. To this end, *Banco de la República* required a certain percentage of the debt incurred (depending on the maturity of the debt) to be deposited in pesos with the bank in a non-interest bearing account for a fixed period of time. As a result of this requirement, short-term capital flows fluctuated significantly from year to year, experiencing net outflows of $1,997 million in 2000. In order to further its policy of liberalizing the foreign exchange system, in April 2000, the central bank lifted this restriction. In 2001, a net outflow of $2,569 million was registered and in 2002, a net inflow of $2,724 million was registered. The inflow in 2002 was primarily due to the liquidation of public sector external portfolio investments. In addition to the deposit requirements, *Banco de la*

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República has prohibited Colombian financial institutions from funding foreign currency loans with borrowings of shorter maturities and has set a limit on a financial intermediary's net foreign currency position, which is defined as foreign currency denominated assets minus foreign currency denominated liabilities. In 2003, net short-term capital outflows totaled $229 million. On December 31, 2003, the representative market rate published by the Superintendency of Banks for the payment of obligations denominated in U.S. dollars was Ps. 2,778.2/$1.00, a 3.0% depreciation from the peso's value in dollars at December 31, 2002. During 2004, the peso experienced an appreciation in value of 14.0%, increasing from Ps. 2,778.2/$1.00 on January 1, 2004 to Ps. 2,389.8/$1.00 on December 31, 2004. The appreciation observed in the exchange rate in 2004 was primarily due to the depreciation of the U.S. dollar compared to other currencies, which generated a regional appreciation of Latin-American currencies, as well as an increase in remittances. Real average appreciation of the peso was 11.5% on an annualized basis through November 2004 as compared to real average depreciation of 10.8% for the same period in 2003.

The following table shows the average and end-of-period peso/dollar exchange rates and the real exchange rate index for the dates and periods indicated.

Exchange Rates

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Year	Representative Market Rate[1]		Real Exchange Rate Index[2][3] Average
	Average	End-of-period	
	(pesos per U.S. dollar)		(Avg. 1994=100)
1999	1,758.6	1,873.8	100.1
2000	2,087.4	2,229.2	102.7
2001	2,299.8	2,291.2	101.2
2002	2,508.0	2,864.8	118.8
2003	2,877.8	2,778.2	125.0
2004			
January	2,749.1	2,742.5	126.6
February	2,717.9	2,682.3	122.5
March	2,670.8	2,678.2	120.8
April	2,639.6	2,647.0	116.9
May	2,719.4	2,724.9	119.4
June	2,716.6	2,699.6	119.0
July	2,653.3	2,612.4	116.9
August	2,598.6	2,551.4	114.0
September	2,552.8	2,595.2	112.5
October	2,580.7	2,575.2	114.7
November	2,530.2	2,479.1	112.2
December	2,411.4	2,389.8	n.a
2005			
January	2,363.0	2,367.8	n.a
February	2,340.5	2,323.8	n.a
March	2,353.5	2,376.5	n.a

1: Representative market rate, as calculated by the Superintendency of Banks.
2: Colombian Peso Real Exchange Rate Index "1": Based on the producer price index for non-traditional goods in global trade. The real exchange rate index is calculated by adjusting the nominal exchange rate by the producer price index of Colombia's trading partners and the domestic producer price index. Yearly data corresponds to December of each year.
3: The Real Exchange Rate Index figures for 2003 and 2004 are preliminary.
Source: *Banco de la República.*

International Reserves

Banco de la República's net international reserves increased from $9,004.1 million at December 31, 2000, to $10,191.8 million at December 31, 2001, to $10,840.5 million at December 31, 2002, to $10,915.6 million at December 31, 2003 and to $13,535.8 million at December 31, 2004. The increase in the international reserves during 2000-2004 was primarily due to the requirements established under the Extended Fund Facility arrangement signed between Colombia and the IMF.

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Banco de la República invests its international reserves in a mix of currencies that reflects the profile of the country's foreign debt. At December 31, 2004, this mix of currencies was approximately 85% U.S. dollars, 12% euros and 3% Japanese yen.

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The following table shows the composition of the international reserves of *Banco de la República* at the end of the years indicated.

International Reserves

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	at December 31,				
	2000	2001	2002	2003	2004[1]
	(millions of U.S. dollars)				
Gross International Reserves					
Monetary Gold	$ 90.4	$ 90.1	$ 96.6	$ 106.4	$ 114.6
Special Drawing Rights	149.9	156.7	163.6	165.5	167.4
International Monetary Fund	394.5	394.5	394.5	394.5	394.5
Investments	7,595.7	8,948.6	9,361.1	9,436.7	12,090.2
Others[2]	775.6	655.1	828.3	818.3	773.2
	9,006.1	10,245.1	10,844.1	10,921.4	13,539.9
Less: Short- and Medium-Term Liabilities of *Banco de la República*	2.0	53.3	3.6	5.8	4.1
Net International Reserves	$ 9,004.1	$ 10,191.8	$ 10,840.5	$ 10,915.6	$ 13,535.8
Reserves (Months of Imports (FOB))					
Goods[3]	9.7	10.0	10.8	9.9	10.2
Goods and Services[4]	7.5	7.7	8.5	7.9	8.2

Totals may differ due to rounding.
1: Preliminary.
2: Includes deposits in Latin American Reserve Fund, cash, Andean pesos, sight deposits, remittance in process and compensation agreements.
3: Reflects imports of goods, as well as special trade operations.
4: Contains items included in (3) above, plus imports of factor and non-factor services.
Source: *Banco de la República.*

Securities Markets

On July 3, 2001, the *Bolsa de Valores de Colombia* (Colombian Stock Exchange) was formed as a result of the merger of the three existing stock exchanges *(Bolsa de Bogotá, Bolsa de Medellín* and *Bolsa de Occidente).* Both debt and equity securities are traded on the Colombian Stock Exchange, although the vast majority of securities traded are fixed-income debt securities. The Colombian Stock Exchange has adopted an index called the *Indice General de la Bolsa de Colombia* (Colombian Stock Exchange Indicator, or "IGBC"), which is comprised of a group of equity securities, the composition of which is determined in part by the frequency of trading in each quarter. From December 31, 2002 through December 31, 2003, the IGBC increased by 45.1% in nominal terms, from 1,608.7 points to 2,333.7 points. At December 31, 2004, the IGBC registered 4,345.8 points, representing a 86.2% increase in nominal terms. The *Mercado Electrónico Colombiano* (Colombian Electronic Market or "MEC"), a centralized operating system for fixed-income securities only, began to operate on October 29, 2001.

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The Colombian Stock Exchange is owned by member firms responsible for developing and implementing regulations governing trading on the exchange. Although self-regulating, the exchange remains subject to the approval and supervision of the Superintendency of Securities, the securities market regulatory agency. According to the Superintendency of Securities, the market capitalization of the Colombian Stock Exchange as of December 31, 2004 was $24,588 million.

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The total value of securities traded on the Colombian stock exchange during 2004 was Ps. 622.0 trillion (approximately $258.0 billion), representing a nominal increase of 58.5% in peso terms and 84.2% in dollar terms as compared to 2003.

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Equity trading during 2004 amounted to approximately Ps. 5,447.7 billion, or 0.9% of the total value of securities traded. This represents a nominal increase of 135.2% in the total value of equity trading from 2003 to 2004.

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PUBLIC SECTOR FINANCE

General

The Constitution and the Budgetary Organic Law of 1996 (the "budgetary law") govern Colombia's budgetary process. The budget process requires the participation of all governmental ministries and agencies. The Ministry of Finance prepares a revenue and expenditure summary for the Government and public sector agencies, and then presents it in the form of a bill to Congress by the July prior to the beginning of the next fiscal year. Both houses of Congress must approve the budget by November of each year. It is then presented to the President, who has veto power over individual expenditures. Expenditure increases, but not expenditure reductions, must be approved by Congress as budget amendments. Local legislatures approve their budgets in accordance with the general procedures established pursuant to departmental and municipal law.

The Constitution and Law 60 of 1993 (described below under "—Public Sector Accounts—Revenues") require the Government to transfer funds to departmental and municipal governments. Although the Government does not finance departmental and local government deficits, all domestic bond offerings and foreign debt incurred by these governmental entities must be approved by the Central Government. In addition, under Law 358 of 1997, municipalities and departments may not incur debt service obligations beyond a certain percentage of their operational savings (defined as current revenues less current expenditures).

The budgets for state-owned companies are evaluated by the Ministry of Finance and the National Planning Department, approved by the *Consejo Superior de Política Fiscal* ("CONFIS") and sanctioned by Presidential decree. These budgets conform with the macroeconomic plan adopted by the Government each fiscal year, which sets general revenue and expense targets for the state-owned companies. During the year, the Government may modify these budgets.

The budgets of Government ministries and agencies, departmental and municipal governments and state-owned companies constitute the consolidated nonfinancial public sector fiscal accounts. These accounts exclude both the revenues and the expenses of state-owned financial institutions. State-owned financial institutions, development banks and commercial banks have a separate budget process supervised by the Superintendency of Banks.

The *Contraloría General de la República* (General Comptroller of the Republic) audits the financial accounts of the Government, which are submitted annually to the Congress for approval.

In 1995, the *Fondo de Ahorro y Estabilización Petrolera* (Oil Stabilization and Savings Fund or "FAEP") was created to monitor the macroeconomic effects of the large foreign exchange inflows due to recently discovered oil reserves and to ensure that local governments prudently use the revenues generated from petroleum royalties. Under the law establishing FAEP, royalties from petroleum production in excess of a predetermined amount payable to the national and local governments are invested abroad through FAEP and are only disbursed for infrastructure projects and social expenditures. *Banco de la República* administers FAEP. FAEP received contributions in 2004 for Ps. 166.8 billion, as compared to a transfer of Ps. 139.3 billion in 2003 to *Ecopetrol* and territorial entities. At the end of 2004, the total fund balance was Ps. 3,103.0 billion, or 1.3% of GDP. Of the amount received in 2004, Ps. 189.3 billion was disbursed under Law 633 of 2000 (described below under "—Public Sector Accounts—Revenues") to decrease the outstanding debt of the local governments, which significantly increased since 2003. It is estimated that FAEP will not receive additional contributions in 2005, but that it will disburse Ps. 457.5 billion in a continuing effort to reduce local government debt.

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Since taking office in August 2002, the Uribe administration has been implementing a comprehensive fiscal adjustment program designed to end the progressive increases in the fiscal deficit in the short term and to institute the structural reforms necessary for public finance stability in the long term. Toward that end, the Government has introduced measures to increase public revenues and reduce public expenditures, as described in more detail below.

Public Sector Accounts

The following tables set forth revenues and expenditures (on a cash-flow basis) for the consolidated nonfinancial public sector for the 2000-2004 period, budgeted figures for 2005 (submitted to Congress on July 29, 2004 and passed on October 20, 2004) and the resulting fiscal surplus or deficit as a percentage of GDP.

Nonfinancial Public Sector Revenues and Expenditures[1]

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	2000	2001	2002	2003	2004[2]	Budget 2005[3]
			(billions of pesos)			
Central Government						
Total Revenues	Ps. 22,680	Ps. 27,489	Ps. 30,233	Ps. 34,319	Ps.39,826	Ps.43,520
Total Expenditures						
Current Expenditures	26,422	30,765	33,535	38,284	43,420	52,640
Capital Expenditures	5,690	6,808	6,659	6,821	7,403	9,300
	32,112	37,573	40,194	45,105	50,823	61,940
Net Loans to Other Entities	832	1,471	1,259	865	298	403
Accrual adjustments[4]	580	704	(1,215)	123	(2,688)	2,348
(Deficit)/Surplus	(9,684)	(10,850)	(12,435)	(11,528)	(13,983)	(16,475)
Decentralized Agencies						
Total Revenues	3,948	3,799	2,831	3,359	4,115	4,822
Total Expenditures						
Current Expenditures	1,422	1,517	1,617	1,364	1,492	1,872
Capital Expenditures	1,011	1,453	1,221	1,475	1,617	2,171
	2,432	2,970	2,838	2,839	3,109	4,043
Net Loans to Other Entities	(81)	(36)	0	(1)	(65)	4
Accrual adjustments[4]	227	(170)	32	33	35	36
(Deficit)/Surplus	1,824	696	25	555	1,106	811
Local Public Sector[5]						
Total Revenues	22,272	26,067	28,749	31,349	34,650	36,066
Total Expenditures						
Current Expenditures	13,744	15,608	16,498	18,406	18,699	20,375
Capital Expenditures	9,044	10,116	10,601	12,336	12,103	13,489
	22,788	25,724	27,099	30,743	30,802	33,863
Net Loans to Other Entities	(212)	(243)	(235)	(286)	(149)	(262)
Accrual adjustments[4]	0	(87)	(363)	443	184	27
(Deficit)/Surplus	(304)	498	1,522	1,336	4,181	2,493
Social Security						
Total Revenues	13,694	14,632	16,693	19,967	25,279	30,114
Total Expenditures						
Current Expenditures	11,625	14,171	16,009	17,935	21,179	24,969
Capital Expenditures	88	27	27	20	65	32
	11,713	14,198	16,035	17,954	21,245	25,001
Net Loans to Other Entities	0	(500)	(500)	0	0	30
Accrual adjustments[4]	(186)	166	1,205	(310)	129	(150)
(Deficit)/Surplus	1,794	1,100	2,363	1,703	4,163	4,933
Coffee Fund						
Total Revenues	(102)	3	32	115	87	100
Total Expenditures						
Current Expenditures	127	108	63	58	55	67
Capital Expenditures	35	13	2	8	7	6
	162	121	65	65	62	72
Net Loans to Other Entities	10	(41)	22	27	14	16
Accrual adjustments[4]	0	0	(113)	289	26	0
(Deficit)/Surplus	(275)	(77)	(168)	311	37	12
Nonfinancial Public Enterprises						
Total Revenues	7,471	7,522	8,356	9,447	11,343	12,614
Total Expenditures						
Current Expenditures	4,524	4,947	5,843	6,164	7,583	7,061
Capital Expenditures	3,628	1,976	1,893	2,041	3,258	3,941
	8,152	6,923	7,736	8,205	10,841	11,003
Net Loans to Other Entities	(538)	(479)	(423)	(596)	(320)	(198)
Accrual adjustments[4]	716	477	(96)	40	80	(42)
(Deficit)/Surplus	574	1,555	947	1,878	902	1,767
Total Consolidated Nonfinancial Public Sector (Deficit)/Surplus	Ps. (6,071)	Ps. (7,078)	Ps. (7,747)	Ps. (5,746)	Ps. (3,595)	Ps. (6,460)
Primary (Deficit) Surplus	Ps. 2,848	Ps. 2,697	Ps. 2,114	Ps. 5,728	Ps. 8,399	Ps. 6,933

(footnotes appear on the following page)

Nonfinancial Public Sector Surplus (Deficit)

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Government Sectors	2000	2001	2002	2003	2004(2)	Budget 2005(3)
			(as a percentage of GDP)(6)			
Central Government	(5.54)%	(5.77)%	(6.24)%	(5.06)%	(5.61)%	(6.10)%
Nonfinancial Public Enterprises						
Electrical Sector	0.18	0.14	0.10	0.33	0.19	0.22
Ecopetrol	(0.01)	0.41	0.20	0.55	0.12	0.41
Carbocol	0.10	0.00	0.00	0.00	0.00	0.00
Telecom	0.05	0.27	0.18	(0.05)	0.10	0.02
Other	0.01	0.01	(0.01)	0.00	(0.06)	0.00
	0.33	0.83	0.47	0.82	0.36	0.65
Local Public Sector(5)	(0.17)	0.26	0.76	0.59	1.68	0.92
Social Security	1.03	0.59	1.18	0.75	1.67	1.83
Coffee Fund	(0.16)	(0.04)	(0.08)	0.14	0.01	0.00
Decentralized Agencies	1.04	0.37	0.01	0.24	0.44	0.30
Total Consolidated Nonfinancial Public Sector (Deficit)/Surplus	(3.47)%	(3.77)%	(3.88)%	(2.52)%	(1.44)%	(2.39)%
Primary Surplus	1.63%	1.44%	1.06%	2.52%	3.37%	2.57%

Totals may differ due to rounding.

1: All figures calculated according to IMF methodology, which includes privatization, concession and securitization proceeds as part of public sector revenues. Privatization, concession and securitization proceeds for the nonfinancial public sector totaled Ps. 945 billion in 2000 and Ps. 182 billion in 2001. There were no revenues from privatizations in 2002, 2003 and 2004, and the 2005 budget does not include any revenues from privatizations.

2: Preliminary.

3: Revised figures for 2005 correspond to the *Plan Financiero* released by CONFIS (*Documento CONFIS No. 13/2004*), which contains the official projections for public finances as of December 20, 2004.

4: Adjustment of certain cash expenditures to an accrual basis.

5: Includes municipal and departmental governments and local nonfinancial enterprises, such as water, telephone and electricity companies and the Medellín metro system.

6: Based on preliminary GDP figures for 2004 and projected GDP for 2005.

Sources: National Department of Planning, IMF staff estimates, *Banco de la República* and CONFIS.

In 2004, the Central Government deficit was 5.6% of GDP, as compared to a deficit of 5.1% of GDP in 2003. The Central Government deficit for 2004 was Ps. 13,983 billion, or 21.3% more than the Ps. 11,528 billion deficit registered in 2003. Central Government income increased by 16.0%, from Ps. 34,319 billion in 2003 to Ps. 39,826 billion in 2004, while Central Government expenditures increased by 12.7%, from Ps. 45,105 billion in 2003 to Ps. 50,823 billion in 2004, primarily due to increased debt service costs, an increase in transfers made by the Central Government to departmental and municipal governments and an increase in public sector wages.

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In 2004, the nonfinancial public sector deficit totaled Ps. 3,596 billion, or 1.4% of GDP, as compared to 2.5% of GDP in 2003 and 3.9% of GDP in 2002. The Government currently projects a consolidated nonfinancial public sector deficit of 2.4% of GDP for 2005. In recent years, the Government's fiscal policy has included the following long-term objectives:

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- establishing a macroeconomic foundation for sustained growth;
- directing Government resources to those sectors in which the Government has the greatest impact in supporting social development and fostering competition within the Colombian economy; and
- restructuring the budgetary system to facilitate the constitutionally mandated increases in net transfers from the Central Government to departmental and municipal governments.

The public sector deficit figures presented in this section do not include certain contingent liabilities of the public sector, including certain guarantees and indemnities given by public sector agencies to joint venture partners.

Revenues

In recent years, the Government has modernized the tax system and expanded the tax base through new tax reform legislation. For example, in December 2000, Congress passed Law 633 of 2000, a tax reform that, among other things, made a 0.3% tax on financial transactions permanent, broadened the value-added tax base, increased the value-added tax from 15% to 16%, included a three-year exemption from the value-added tax for up to $1,500 of the cost of personal computers and limited the exemptions to the income tax. In December 2002, Congress passed Law 788 of 2002, which was a tax reform intended to increase government revenues. In December 2003, Congress passed Law 863 of 2003, which became effective on January 1, 2004, and introduced further tax reform, including, among other measures, the imposition of a 10% surcharge on the marginal income tax rate.

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The recent tax reforms were also intended to bring the tax system into compliance with the constitutional requirement that the Government transfer a portion of its current revenues to departmental and municipal governments. There are two types of required net transfers to departmental and municipal governments. First, the Government transfers revenues to departments for health and educational purposes. In the past, the amount of these transfers was based on a percentage of ordinary revenue (current revenue minus statutorily assigned revenue). Second, the Government transfers revenues to municipalities for social and educational programs as well as infrastructure projects. These transfers were based on a percentage of the value-added tax. As a result of changes to the tax system instituted in 1993, both types of transfers are currently calculated as a percentage of current revenue, and as a result, net transfers from the Central Government have increased. The actual allocation made to each local government is based on formulas developed by the National Planning Department which take into account each locality's administrative efficiency, ability to raise revenues independently, population and level of poverty. Net transfers required by Law 60 of 1993 totaled an estimated 36.8% of current revenue in 2004, as compared to 39.7% in 2003, 40.7% in 2002, 42.4% in 2001 and 40.1% in 2000. These constitutionally required transfers may be supplemented by discretionary transfers to departments and municipalities. In December 2001, a constitutional reform established new standards that local governments are required to follow with respect to funds transferred by the Central Government, enhancing the control and allocation of these funds, particularly in the education and health care sectors.

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The following table shows the composition of the Government's revenue (on a cash-flow basis).

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Central Government Revenue

	2000	2001	2002	2003	2004	2005[1]
			(as a percentage of total revenues)			
Tax Revenue						
Income Tax	32.5%	36.5%	33.5%	34.2%	38.1%	38.8%
Value-added Tax	36.6	34.9	35.2	38.1	37.6	37.0
Wealth Tax	0.0	0.0	4.1	3.6	1.1	1.0
Tariffs	7.6	7.8	6.9	6.3	5.6	5.3
Other Indirect Taxes	10.2	11.1	10.0	9.3	9.8	9.8
	86.6	90.2	89.6	91.4	92.2	92.0
Nontax Revenue[2]	13.2	9.8	10.4	8.6	7.8	8.0
	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Revenue (as a percentage of GDP)[3]	13.2%	14.6%	14.8%	15.1%	16.0%	16.2%

Totals may differ due to rounding.

1: Revised figures for 2005 correspond to the Plan Financiero released by CONFIS (Documento CONFIS No. 0013), which contains the official projections for public finance, including projections for Government revenues, as of December 20, 2004.

2: Includes concession revenues, hydrocarbon duties, fines, other duties, other current revenues and capital revenues.

3: Based on estimated GDP using new methodology implemented in 1999.

Sources: Ministry of Finance and CONFIS.

Central Government revenues totaled Ps. 39,826 billion (16.0% of GDP) in 2004, as compared to Ps. 34,319 billion (15.1% of GDP) in 2003, an increase of 16.0% in nominal terms. Total tax revenues increased by 17.1% in nominal terms in 2004 as compared to 2003.

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Expenditures

Central Government expenditures totaled Ps. 50,823 billion in 2004 (19.9% of GDP), an increase of 12.7% in nominal terms from the 2003 level. Interest payments increased by 6.5% in nominal terms in 2004, while operational expenditures rose by 17.0% over the 2003 levels. Investment expenditures increased by 52.8% in nominal terms in 2004.

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In 2004, Central Government expenditures were allocated as follows:

- social expenditures, 45.8%
- defense and internal security, 13.7%
- infrastructure, 4.1%, and
- justice, 4.8%

Transfers to regional governments reached Ps. 11,159 billion in 2002 (representing 26.1% of the total budgeted expenditures in 2002), Ps. 12,536 billion in 2003 (representing 27.3% of the total budgeted expenditures in 2003) and Ps. 13,592 billion in 2004 (representing 25.2% of the total budgeted 2004 expenditures), in accordance with the territorial transfer reform legislation enacted in December 2001.

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One of the greatest challenges in public finance is the growing rate of pension liabilities for workers and retirees, combined with the fact that most territorial entities lack proper resources to pay these obligations. In December 1999, Congress enacted Law 549, which established the National Pension Fund for Territorial Entities. Law 549 provides for full funding of pension liabilities within 30 years from the date of its enactment. Both the Central Government and the territorial entities contribute to this fund, although the Central Government has not assumed the responsibility to pay these pension payments. The Central Government recognized, however, that further pension reform was necessary and as a result, Law 797 of 2003 was enacted, which was subsequently superseded by Law 860 of 2003. See "—IMF Program for 2003-2005—Recently Enacted Fiscal Reforms."

The following table shows the principal categories of Government expenditures, according to the General Directorate of the Budget of the Ministry of Finance.

Central Government Expenditures[1]

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	2000	2001	2002	2003	2004
			(as a percentage of total)		
Social Expenditures					
Education	16.1%	15.8%	17.5%	17.2%	19.4%
Health	5.4	7.1	8.7	7.8	7.9
Housing	1.3	0.3	0.3	0.4	0.3
Social Security	11.9	12.3	14.2	18.1	15.9
Other[2]	1.2	2.6	2.8	1.6	2.3
	35.8	38.2	43.5	45.1	45.8
Justice	5.7	4.8	4.7	4.5	4.8
Defense and Security (Internal)	12.6	12.9	13.4	12.9	13.6
Infrastructure					
Mines and Energy	1.3	2.4	1.5	2.8	1.6
Transportation	2.4	2.3	1.6	0.7	1.1
Irrigation Projects and Agriculture	0.7	1.0	1.0	0.6	0.8
Environment	0.4	0.3	0.3	0.3	0.3
Other	0.5	0.5	0.4	0.3	0.3
	5.3	6.4	4.7	4.7	4.1
Government Overhead Expenses	7.7	7.9	7.1	5.6	4.8
Transfers to Local Governments[3]	10.7	9.9	5.5	4.7	4.7
Other	0.2	0.0	0.0	0.0	0.0
Interest payments	22.0	19.9	21.2	22.5	22.2
Total Expenditures	100.0%	100.0%	100.0%	100.0%	100.0%
Expenditures (as a percentage of GDP)[4]	19.2%	21.4%	20.6%	20.2%	21.3%

Totals may differ due to rounding.

1: As of May 24, 2005. 2003 and 2004 figures are preliminary.

2: Includes potable water and sewage.

3: Figures only include transfers to municipalities, not to other regional governments.

4: Based on preliminary GDP figures for 2002 and 2003 and estimated GDP figures for 2004. Expenditures as a percentage of GDP take into account cash payments that are used by the General Directorate of the Budget in its calculations but not by CONFIS, and therefore differ from the figures indicated in the text.

Sources: *Dirección General del Presupuesto* (General Directorate of the Budget), CONFIS and *Tesorería General de la República* (National Treasury).

2005 Budget

The 2005 budget became Law 921 on December 23, 2004. According to the 2005 budget, the consolidated public sector deficit is expected to be 2.2 % of GDP (Ps. 6,063 billion) and the consolidated nonfinancial public sector deficit is anticipated to be approximately 2.1% of GDP (Ps. 5,632 billion). The 2005 budget estimates a Central Government deficit of approximately 5.8% of GDP (Ps. 15,663 billion). Total nonfinancial public sector expenditures for 2005 are currently budgeted to reach Ps. 135,923 billion, out of which Ps. 61,940 billion correspond to expenditures by the Central Government and Ps. 73,983 billion correspond to expenditures by public entities at the national level and transfers to departmental and local governments.

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Under the 2005 budget, the Central Government's revenues (on a cash-flow basis) are projected to total Ps. 43,844 billion (16.2% of GDP), an increase of 9.4% as compared to revenues of Ps. 40,068 billion recorded in 2004. Total tax revenues are expected to grow by 8.8%, from Ps. 36,961 billion in 2004 to Ps. 40,207 billion in 2005. Income tax revenues are expected to amount to Ps. 16,979 billion in 2005, an increase of 10.3% as compared to 2004 income tax revenues of Ps. 15,391 billion. Internal value-added tax revenues are expected to total Ps. 11,015 billion as compared to Ps. 10,128 billion in 2004, an increase of 8.8% from 2004. Revenues from the tax on financial transactions are anticipated to amount to Ps. 2,381 billion, as compared to Ps. 2,227 billion in 2004, representing an increase of 6.9%. Tariffs and external value-added tax revenues are expected to increase by 5.5% in 2005, from Ps. 7,093 billion in 2004 to Ps. 7,485 billion. Non-tax revenues are expected to amount to Ps. 192 billion in 2005, a 9.2% increase as compared to 2004. The 2005 budget does not include any revenues from privatizations.

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According to CONFIS, Central Government expenditures (net of amortizations of public debt and on a cash-flow basis) under the 2005 budget are expected to total Ps. 61,940 billion (approximately 22.3% of GDP) as compared to Ps. 50,823 billion in 2004, representing an increase of 21.9%. Operational expenditures are expected to total Ps. 30,359 billion in 2005, an increase of 3.3% as compared to Ps. 29,394 billion registered in 2004. Expenditures for interest payments are expected to increase by 16.1%, from Ps. 10,365 billion in 2004 to Ps. 12,029 billion in 2005. Investment expenditures are expected to amount to Ps. 3,123 billion in 2005, a decrease of 19.1% as compared to 2004. Transfers, including pension transfers and transfers to regional governments, are expected to increase by 12.7%, from Ps. 19,076 billion in 2004 to Ps. 21,503 billion in 2005.

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The 2005 budget is based on the following principal budget assumptions:

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Principal 2005 Budget Assumptions

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	2005 Budget Assumptions as of May 2005[1]
Gross Domestic Product	
Nominal GDP (billions of pesos)	278,237
Real GDP Growth	4.0%
Inflation[2]	
Domestic Inflation (consumer price index)	5.0%
Domestic Inflation (producer price index)[3]	5.0%
World Inflation[4]	10.0%
Real Devaluation at end of period	2.3%
Interest Rate	
Prime (United States)	6.2%
LIBOR (six month)	3.3%
Export Prices	
Coffee (ex-dock) ($/lb.)	1.15
Oil ($/barrel) (Cusiana)	40.64
Coal ($/ton)	36.07
Ferronickel ($/lb.)	2.32
Gold ($/Troy oz.)	484.5

1: Figures correspond to statistics released by the General Directorate of Macroeconomic Policy in May 2005.
2: End of period.
3: Calculated using a projected change in the producer price index.
4: Weighted average inflation for Colombia's trading partners, expressed in U.S. dollars.
Sources: General Directorate of Macroeconomic Policy, Ministry of Finance and Public Credit.

The figures set forth above represent the Government's forecast, as of May 2005, with respect to the Colombian economy during 2005. While the Government believes that these assumptions and targets were reasonable when made, some are beyond the control or significant influence of the Government, and actual outcomes will depend on future events. Accordingly, no assurance can be given that economic results will not differ materially from the figures set forth above.

IMF Program for 2003-2005

On January 15, 2003, the IMF approved a two-year SDR 1.5 billion (approximately $2.3 billion) Stand-By Arrangement in connection with the Government's two-year macroeconomic program. The funds could be used to support imbalances in Colombia's external accounts, although disbursements under the IMF program were conditional on achieving certain targets. The Stand-By Arrangement expired in May 2005, and no amounts were disbursed under the facility.

Effective May 2005, the Executive Board of the IMF approved a new 18-month, SDR 415 million ($613 million) Stand-By Arrangement to support Colombia's economic program through November 2006. An amount equivalent to $292.2 million is available for immediate drawing and the remaining balance may be drawn in five equal installments of approximately $64.0 million. Colombia intends to treat the new Stand-By Arrangement as precautionary and does not plan to draw on the facility.

Recently Enacted Fiscal Reforms

The Government is committed to a sustained reduction of the fiscal deficit and to that end, the following fiscal reforms were enacted recently:

97

Tax Reform: On December 29, 2003, Congress approved Law 863 of 2003. This law imposes a surcharge of 10% on the marginal income tax rate and is applicable beginning in 2004. There are no plans to reduce the surcharge until the end of 2006.

Labor Reform: Law 789 of 2002 permits greater flexibility in the hiring process and modifies the laws regarding work hours and overtime pay.

Oil Royalties Reform: Law 756 of 2002 modifies the oil royalties system and is intended to encourage oil exploration in small- and medium-size fields by establishing variable royalties ranging from 8% for fields producing up to 5,000 barrels per day to 25% for fields producing in excess of 600,000 barrels per day.

98

Pension Reform: Law 797 of 2003 modified the official retirement age and increases payroll taxes in order to reduce the rate of growth of pension expenditures. Due to legal challenges of Law 797 of 2003 brought before the Colombian Constitutional Court challenging certain provisions, Law 860 of 2003 was enacted in December 2003 to cure certain procedural flaws.

As of October 27, 2004, the net present value of the Central Government's pension liability, not including the transition cost, was approximately 161.2% of GDP (using a discount rate of 6%) and the expected annual expenditure by the Central Government for pension liabilities was estimated at 3.5% of GDP for 2004 and 4.4% of GDP for 2005. A pension reform bill, which seeks to modify the current pension structure in order to preserve and increase the Social Security System reserves, was presented to Congress in 2004. The pension reform bill passed eight successful congressional votes (four successful congressional votes in two consecutive congressional terms) and became law in June 2005. Under this pension reform, women 35 years or older and men 40 years or older as of 1993, or who had been working for more than 15 years, and who have made contributions for more than 750 weeks will maintain special pension benefits until 2014. Other eligible employees, who contributed for less than 750 weeks, will maintain their special pension benefits only until 2010. Additionally, the reform eliminates one of the 14 annual payments made to retired workers. The Government estimates that approximately 220,000 employees will not be able to retain their special pension benefits under the pending pension reform bill.

Fiscal Responsibility Law: This law was enacted in June 2003 and requires the Central Government and local governments to make annual financial reports providing details of how they manage their funds.

Capital Markets Reform: A proposed capital markets reform bill was presented by the Central Government to the Congress in July 2004. The proposed bill seeks to modernize the regulatory framework for Colombia's capital markets in order to, among other matters, foster growth in capital markets activity, provide a broader range of financing alternatives than has been traditionally available, and promote increased access to the capital markets by Colombian and international investors. The bill that was presented by the Central Government was the subject of a debate by a committee of the Chamber of Representatives of the Congress, which resulted in a revised bill that was approved by the committee in October 2004. The revised bill was approved by Congress and became law in June 2005.

Bill to Modernize Tax Collection Office: The Government submitted a bill to Congress in February 2005 that is designed to modernize the National Directorate of Customs and Taxes, improve the collection and administration of income taxes and customs duties through the use of better technology and reduce tax evasion.

No assurance can be given that these reforms will be adopted or that they will be adopted in the form proposed by the Government and no assurance can be given that their intended purpose will be realized.

PUBLIC SECTOR DEBT

General

Public sector debt ("public debt") in Colombia is comprised of the internal and external debt of the Central Government, *Banco de la República* and state-owned nonfinancial companies, as well as the external debt of state-owned financial institutions and departmental and municipal governments. External public debt encompasses all debt payable in currencies other than pesos (including debt denominated in pesos but payable in currencies other than pesos), while internal public debt includes all debt payable in pesos.

The type of authorization required for incurring public debt depends upon the use of the proceeds and upon whether the debt is issued directly and guaranteed by the Republic, or issued by a public entity without the benefit of the Republic's guarantee. The Ministry of Finance is the Government agency responsible for regulating public sector borrowing. The Ministry of Finance must authorize all external borrowing by governmental enterprises and agencies at the national, departmental and municipal levels.

New external debt issued or guaranteed by the Republic must comply with the global debt ceiling set periodically by Congress. This ceiling is set as part of the external financing program proposed by the executive branch. In addition, external public debt issued or guaranteed by the Republic must be authorized by the Board of Directors of *Banco de la República*, the *Consejo Nacional de Política Económica y Social* ("CONPES") and the *Comisión Interparlamentaria de Crédito Público* (Public Credit Congressional Commission), a special six-member Congressional committee, in all cases where the issuance of the debt would increase the amount of outstanding external debt issued or guaranteed by the Republic. The Director General of Public Credit and the National Treasury of the Ministry of Finance must give advance approval of external debt incurred by the Republic to prepay or refinance existing debt. External debt incurred by decentralized entities requires prior authorization by the Ministry of Finance.

Until 1990, loans from *Banco de la República* and proceeds from special purpose bonds were the source of most of the Government's internal public debt. Pursuant to Law 51 of 1990, the Government initiated a program in 1991 to finance public sector internal debt with Treasury bond issuances in the domestic capital markets, thereby diminishing reliance upon the traditional sources of internal financing. Colombia's external public debt is in general comprised of loans from multilateral institutions (such as the World Bank and the IADB), foreign governments, commercial banks, suppliers, export credit institutions and bonds.

The Government's debt management strategy focuses on diversifying the Government's sources of financing and issuing bonds in the European, Asian and U.S. capital markets, reducing the public sector deficit by lowering debt service costs and improving the maturity profile of public sector debt. In 1998, the Government issued debt in the British pounds sterling and Italian lira markets for the first time. In 2000, the Government issued euro-denominated bonds, with three- and five-year terms. In addition, the Republic has guaranteed less debt due to privatization of the electricity sector and stricter policies for authorizing guaranteed debt.

In December 2002, Congress authorized the issuance of up to $16.5 billion in internal and external debt under the Government's four-year financing plan.

99

Colombia's ratio of total nonfinancial public sector debt to GDP increased from 44.3% in 2000 to 48.5% in 2001 and to 56.6% in 2002. However, the ratio of total nonfinancial public sector debt to GDP decreased to 54.3% in 2003 and further to 50.5% in 2004, primarily as a result of the general increase in economic activity and the decrease in Government expenditure, as well as the tax, pension and labor reform legislation approved by Congress in October 2002. In October 2003, a national referendum was held in which voters were invited to decide on several governmental proposals, which were aimed at reducing operational expenses of the Government in order to reduce the fiscal deficit. Due to low voter turnout, only one non-fiscal deficit related proposal included in the referendum was approved by the electorate. Notwithstanding this referendum loss, the Government is committed to reducing the public sector debt, and in this regard has presented to Congress other measures not requiring support through a referendum, including expenditure cuts, reallocation of transfers to territorial and local governments and royalty and tax increases. As a result of the Government's efforts to reduce spending and because of recent economic growth the debt to GDP ratio is expected to continue to decrease, although no assurance can be given that this goal will be met.

Public Sector Internal Debt

The internal debt of the Government in 2004 consisted mainly of the following debt instruments:

- Treasury bonds known as *Títulos de Tesorería* ("TES") sold, through auctions, to the public and to Government agencies (which are obliged to invest excess funds in these Government instruments);
- Law 546 and debt reduction bonds; and
- Various special-purpose bond issues.

The Central Government's internal funded debt (*i.e.*, long-term debt with an original maturity of one year or more) was $30.1 billion (Ps. 79,061 billion) at December 31, 2004, an increase of 10.7% in dollar terms from the $26.2 billion (Ps. 68,715 billion) outstanding at December 31, 2003, but a 15.1% increase in peso terms over the same period. This 15.1% increase in peso terms was due primarily to the issuance of TES to finance the Central Government's deficit. According to preliminary figures, total nonfinancial public sector internal funded debt was $37.9 billion (Ps. 99,546 billion) at December 31, 2004, as compared to the $31.0 billion (Ps. 89,273 billion) outstanding at December 31, 2003. Total direct internal funded debt of the Central Government was estimated at $32.1 billion (Ps. 76,767 billion) at December 31, 2004.

100

TES issuances in the domestic capital markets have become a significant source of Central Government funding. As of December 31, 2004, TES represented 48% of total Central Government debt (both internal and external) and 85% of total internal Central Government debt.

100

In January 2003, the Government appointed 20 financial institutions as market makers in Government securities, as part of a strategy that has broadened the treasury bond market and provided liquidity to the local capital markets. Furthermore, the Ministry of Finance has expanded the types and maturities of its bond issues. In addition to one-, two-, three- and five-year fixed-rate TES, prior to March 1998 the Government issued three-, five-, seven- and ten-year TES, with interest rates pegged to changes in the consumer price index. To reduce interest rate pressures on the market and simultaneously offer an exchange rate hedging instrument, the Government has issued dollar-linked one-, two- and three-year TES. At February 28, 2005, $298.4 million (Ps. 783.5 billion) of dollar-linked TES were outstanding. In May 1999, the Government introduced inflation-indexed TES, known as UVR (*Unidad de Valor Real Constante*) and since then has issued five-, seven- and ten-year UVR TES bonds. With the UVR, the principal amount of the bond (rather than the interest rate) changes according to movements in the consumer price index, in a manner similar to the inflation-adjusted government debt securities available in the United States and France. The Government anticipates that the UVR and fixed-rate bonds will become the preferred long-term debt instruments for the Government in the domestic market, replacing the old inflation-indexed TES, which were issued for the last time in March 1998. At February 28, 2005, $5.69 billion (Ps. 14,943.7 billion) of UVR denominated TES were outstanding. In further support of the domestic market, the Government issued new investment products in 2001 and 2002, including short-term (90-day and 180-day) bills, seven- and ten-year fixed rate TES and five- and eight-year fixed rate dollar-linked TES. In 2003, the Government issued short-term (90-day) bills and seven- and ten-year fixed rate TES. During 2004, there were no changes in the policies of issuing in the domestic market.

101

101

101

The Government has taken additional measures during the last several years to strengthen the domestic capital markets. For example, the Government encourages electronic systems for trading public sector debt instruments. These should provide a more efficient pricing mechanism and greater liquidity for investors. The Government also encourages the participation of institutional investors in the capital markets, as evidenced by the increasing investment of private pension fund assets in new capital market instruments. The Ministry of Finance has also regularized the timing and amounts of TES issuances. In addition to these measures, the Government issued Ps. 1,023.1 billion principal amount of Peace Bonds between 2000 and 2001, Ps. 22.8 billion principal amount of Peace Bonds in 2002, Ps. 17.8 billion principal amount in 2003 and Ps. 13.5 billion principal amount in 2004. These bonds fund agrarian reform and the reconstruction of social infrastructure in conflict zones.

102

103

In 2005, the Government plans to issue Ps. 24,031 billion aggregate principal amount in Government securities in the domestic market. It is expected that about half of this amount will be issued through auctions. Between January 1, 2005 and May 23, 2005, the Government auctioned a total of Ps. 7,220.8 billion (approximately $2.7 billion) of TES. Auctions of TES are normally held on a bi-weekly basis.

104

Between February and March 2004, the Government repurchased and cancelled Ps. 121.5 billion (approximately $46.2 million) of outstanding peso-denominated TES issued by Colombia maturing in 2004, 2006 and 2009 in a private exchange transaction with governmental entities, and issued in exchange an equal amount of similar peso-denominated TES having two- and three-year maturities.

105

During May and June 2004, the Government repurchased Ps. 540.4 billion (approximately $205.8 million) of outstanding peso-denominated TES issued by Colombia maturing in 2004, in a private exchange transaction with governmental entities. In this transaction, the Government issued Ps. 388.7 billion (approximately $148.0 million) of outstanding peso-denominated TES maturing in 2005, Ps. 112.5 billion (approximately $42.8 million) maturing in 2007 and Ps. 39.2 billion (approximately $14.9 million) maturing in 2012.

106

In September 2004, the Government repurchased Ps. 1,358.2 billion (approximately $517.2 million) of outstanding peso-denominated TES issued by Colombia maturing in 2005 in a private exchange transaction with local Colombian investors. In this transaction, the Government issued Ps. 1,328.8 billion (approximately $506.0 million) of peso-denominated TES maturing in 2007 and 2009 in exchange for the outstanding TES, which were cancelled after the exchange.

107

During October and December 2004, the Government repurchased Ps. 98.3 billion (approximately $37.4 million) of outstanding peso-denominated TES issued by Colombia maturing in 2005 in a private exchange transaction with governmental entities. In this transaction, the Government issued Ps. 27.0 billion (approximately $10.3 million) of outstanding peso-denominated TES maturing in 2012 and Ps. 67.8 billion (approximately $25.8 million) maturing in 2014.

The Government may conduct additional internal debt exchanges or purchases in the future.

The following table shows the total internal funded debt of the public sector.

108

Public Sector Internal Funded Debt[(1)(2)]

	2000	2001	2002	2003	2004
	(billions of pesos or percentage of GDP)				
Central Government[(3)]	Ps. 42,717	Ps. 49,750	Ps. 62,077	Ps. 68,715	Ps. 79,061
Public Sector Entities	16,107	17,843	21,344	20,557	20,484
Total Internal Debt	Ps. 58,824	Ps. 67,413	Ps. 83,421	Ps. 89,273	Ps. 99,546
As a Percentage of GDP	33.6%	35.8%	40.8%	39.2%	39.6%

Totals may differ due to rounding.
1: Includes debt of the Government (excluding state-owned financial institutions and departmental and municipal governments) with an original maturity of one year or more, and public sector entities' guaranteed internal debt.
2: Preliminary.
3: Starting in 2001, Central Government figures include pension bonds and constant value bonds.
Sources: General Directorate of Public Credit and National Treasury, Ministry of Finance and Public Credit; CONFIS.

109

Total direct internal floating debt (*i.e.*, short-term debt with an original maturity of less than one year) of the Central Government was Ps. 1,004.7 billion ($382.6 million) at December 31, 2004.

Public Sector External Debt

As used herein, public sector external funded debt consists of long-term external debt of the Central Government and guaranteed and non-guaranteed long-term external debt of public sector agencies, departments and municipal governments and state-owned financial institutions. Long-term debt means debt with an original maturity of one year or more. Traditionally, Colombia has relied on the following six sources of external debt:

- multilateral financial institutions, such as the IADB, the World Bank and the Andean Development Corporation;
- commercial banks;
- export credit institutions;
- suppliers;
- bilateral agreements; and
- the capital markets, such as external bond offerings.

At December 31, 2004, debt from multilateral institutions and export credit institutions represented 39.2% of public sector external funded debt, while loans from commercial banks constituted 5.1% of the total. Since the mid-1990s, the Government has steadily increased the number of its external bond offerings. The amount of bonds outstanding increased from $7.7 billion, or 54.1% of public sector external debt, at December 31, 2000 to $12.3 billion, or 55.2% of public sector external funded debt, at December 31, 2004. Total long-term public sector external funded debt amounted to $22.3 billion at December 31, 2004.

110

At December 31, 2004, floating (*i.e.* short-term debt with an original maturity of less than one year) public sector external debt totaled $391.0 million. At December 31, 2004, the Central Government accounted for 88.2% of public sector external funded debt and state-owned entities, including *Banco de la República*, accounted for 11.8%.

110

Public Sector External Funded Debt by Type(1)(2)

110

	At December 31,				
	2000	2001	2002	2003	2004
	(millions of U.S. dollars, except percentages)				
Central Government(3)	$ 14,320	$ 18,220	$ 18,006	$ 20,640	$ 22,327
Public Entities(4)					
Guaranteed	3,712	3,073	2,831	2,520	2,180
Non-Guaranteed	2,080	1,638	1,355	1,047	811
Total External Debt	$ 20,112	$ 22,932	$ 22,192	$ 24,206	$ 25,318
Total Debt Service	$ 3,218	$ 4,406	$ 4,732	$ 5,416	$ 4,031
External Debt/GDP	24.7%	27.5%	27.5%	29.9%	26.6%
Total Debt Service/GDP	4.0	5.3	5.9	6.7	4.2
Total Debt Service/Exports	23.2	35.8	39.8	41.4	30.1

Totals may differ due to rounding.
1: Debt with an original maturity of one year or more. Preliminary figures for 2004.
2: Debt in currencies other than U.S. dollars has been converted into U.S. dollars using exchange rates at December 31 of each year.
3: Includes *Banco de la República*, public agencies and entities, departments and municipal governments and state-owned financial entities.
4: Debt with resident financial institutions is not included in the public entities outstanding for 2001, 2002, 2003 and 2004.
Source: Debt Registry Office—Ministry of Finance.

Colombia's public sector external funded debt increased by $5.2 billion from 2000 to 2004, including a $1.1 billion increase from 2003 to 2004. Public sector external debt as a percentage of GDP has increased from 24.7% in 2000 to 26.6% in 2004 and external debt service as a percentage of GDP has increased from 4.0% in 2000 to 4.2% in 2004. These increases have resulted from the Central Government and public sector budget deficits, which have been financed through, among other measures, issuances of debt securities in the international markets, as well as through multilateral loans.

111

At December 31, 2004, Colombia's public sector external funded debt totaled $25.3 billion, of which $22.3 billion was debt of the Central Government and $3.0 billion was debt of other public entities.

112

The Government's external debt management strategy is comprised of several elements, including:

- diversifying the Government's sources of funding in order to reduce its vulnerability to external market disruptions;

- focusing on multilateral sources of funding, in order to finance social infrastructure projects that involve private sector investment; and

- minimizing interest and exchange rate risks associated with debt service through the use of derivatives.

In May 2005, Colombia and the IMF entered into a new 18-month, $613 million Stand-By Arrangement to support Colombia's economic program through November 2006, replacing the expired two-year, approximately $2.3 billion Stand-By Arrangement entered into in January 2003. For more information concerning the Stand-By Arrangements, see "Public Sector Finance—IMF Program for 2003-2005."

113

As part of Colombia's external liability management program, the Government plans to continue to conduct liability management transactions. Specifically, the Government plans to reduce peaks in its amortization schedule for the years 2005 and 2008. However, during the year 2004, the Government did not make liability management transactions.

114

Colombia issued the following debt securities in the international capital markets in 2004 and the first five months of 2005:

- In January 2004, Colombia issued $500 million aggregate principal amount of 8.125% bonds due 2024. These bonds are Colombia's first global bonds containing collective action clauses, which allow a supermajority of 75% of the holders to agree to amendments and modifications to certain key terms of the bonds, including the interest rate, maturity date and other payment terms.

115

- In September 2004, Colombia issued $500 million aggregate principal amount of 8.25% bonds due 2014.

- In November 2004, Colombia issued $375 million (Ps. 954.2 billion) principal amount of 11.75% global TES bonds due 2010. These bonds are Colombia's first peso-denominated global bonds, which are payable in U.S. dollars.

- In January 2005, Colombia reopened its 11.75% global TES bonds due 2010, originally issued in November 2004, issuing a total of $124,998,273 (Ps. 293.7 billion) aggregate additional principal amount thereof.

- In February 2005, Colombia issued $324,990,775 million (Ps. 757.4 billion) principal amount of 12.000% global TES bonds due 2015. These bonds are Colombia's second peso-denominated global bonds, which are payable in U.S. dollars.

- In May 2005, Colombia issued $335 million aggregate principal amount of Floating Rate Notes due 2013. The proceeds of the offering were used in part to finance Colombia's purchase of its Floating Rate Notes due 2009 pursuant to an Offer to Purchase dated May 2, 2005. As a result of this issuance, the Floating Rate Notes due 2009 have been retired.

Public Sector External Funded Debt by Creditor(1)(2)

116

	At December 31,				
	2000	2001	2002	2003(3)	2004(3)
	(millions of U.S. dollars)				
Multilaterals					
IADB	$ 3,441	$ 3,967	$ 3,678	$ 5,036	$ 4,999
World Bank	1,930	2,009	2,359	3,249	3,496
Others	1,140	1,179	1,357	1,492	1,612
Total Multilaterals	6,511	7,156	7,394	9,777	10,107
Commercial Banks	3,803	2,887	2,206	1,793	1,631
Export Credit Institutions	901	702	669	636	544
Bonds	8,180	11,560	11,388	11,557	12,667
Foreign Governments	388	339	307	290	257
Suppliers	329	288	228	154	112
Resident Financial Institutions(4)	0	0	0	0	0
Total	$ 20,112	$ 22,932	$ 22,192	$ 24,206	$ 25,318

Totals may differ due to rounding.
1: Debt with an original maturity of one year or more. Preliminary figures for 2004.
2: Debt in currencies other than U.S. dollars has been converted into U.S. dollars using exchange rates at December 31 of each year.
3. Preliminary.
4: Debt with resident financial institutions is not included in the public entities outstanding for all years other than 2000.
Source: Debt Registry Office—Ministry of Finance.

Early Payment of IADB Emergency Loans

In April 2005 Colombia made an early payment in the amount of U.S. $1.25 billion under its emergency loans with the IADB. In order to make the early payment, the Central Government purchased international reserves from *Banco de la República* using the peso proceeds of its offerings of TES bonds completed in the local market during 2004 and 2005. *Banco de la República*, in turn, used the pesos it received from the Central Government in connection with such purchases of international reserves to acquire TES bonds in secondary market transactions.

Following the early payment of U.S. $1.25 billion to the IADB, Colombia began negotiations with the IADB for new loans with the amount to be determined in the negotiations. The proceeds of the new loans are expected to be used to finance public investment in infrastructure projects and social development programs. Disbursements are anticipated between 2005 and 2006.

Public Sector External Funded Debt by Currency

117

	At December 31, 2004(1)				
	Central Government	Guaranteed	Non-Guaranteed	Total	Percentage of Total
			(millions of U.S. dollars)		
U.S. Dollars	$17,479	$1,281	$701	$19,461	76.9%
World Bank Basket of Currencies(2)	267	105	0	372	1.5
Euros	2,589	96	4	2,689	10.6
Japanese Yen	1	126	102	229	0.9
Unit Account(3)	1,155	516	0	1,672	6.6
Pounds Sterling	193	1	4	198	0.8
Others	642	55	0	698	2.8
Total	$22,327	$2,180	$811	$25,318	100.0%

Totals may differ due to rounding.
1: Preliminary. Debt with an original maturity of one year or more.
2: Consists primarily of dollars, Yen, Swiss Francs and euros.
3: Corresponds to the monetary unit used by the IADB in its transactions. Consists of the average of the balances of the different credits, expressed in U.S dollars.
Source: Debt Registry Office—Ministry of Finance.

The following table sets forth the amortization schedule for principal payments on Colombia's public sector external debt outstanding at December 31, 2004.

Public Sector External Debt Amortization Schedule(1)(2)

Signed Loans and Bonds

	Debt Outstanding at December 31, 2004(3)	2005	2006	2007	2008	After 2008
	(millions of U.S. dollars)					
Multilaterals						
IADB(4)	$ 4,999	$ 267	$ 576	$ 921	$ 593	$ 3,395
World Bank(4)	3,496	216	220	231	187	3,293
Others	1,612	312	320	264	220	551
Total Multilaterals	10,107	794	1,116	1,416	1,000	7,239
Commercial Banks	1,631	321	305	262	107	668
Export Credit Institutions	544	102	102	83	64	213
Bonds	12,667	1,211	1,177	983	1,898	7,269
Foreign Governments	257	32	32	32	35	151
Suppliers	112	38	24	17	9	10
Total External Debt	$ 25,318	$ 2,397	$ 2,655	$ 2,709	$ 3,049	$14,509

Totals may differ due to rounding.
1: Debt with original maturity of one year or more.
2: Debt in currencies other than U.S. dollars has been converted into U.S. dollars using exchange rates at December 31, 2004.
3: Debt with resident financial institutions is not included in the debt outstanding.
4: The sum of debt outstanding beginning on December 31, 1999 and amortization payments to the IADB and World Bank have been reexpressed using a revaluation factor as of December 31, 2004 based on the basket of currencies in which those debts are denominated.
Source: Debt Registry Office—Ministry of Finance.

Debt Record

Colombia has regularly met all principal and interest obligations on its external debt for over 60 years.

TABLES AND SUPPLEMENTARY INFORMATION

Public Debt of the Republic of Colombia

External Public Debt

Direct Funded Debt [1]

Bond Issues

118

Interest Rate and Title	Year of Issue	Year of Final Maturity	Currency	Principal Amount Disbursed (millions of original currency)	Principal Amount Outstanding at December 31, 2004 (millions of U.S. dollars)
8.700% Notes due 2016	1996	2016	USD	$200	200
8.66% Notes due 2016	1996	2016	USD	$125	17
(*)7.625% Notes due 2007	1997	2007	USD	$813	813
8.375% Notes due 2027	1997	2027	USD	$250	210
9.75% Notes due 2008	1998	2008	GBP	£100	192
8.625% Global Bonds due 2008	1998	2008	USD	$500	500
10.875% Global Bonds due 2004, with option to exchange for 11.85% Global Bonds due 2028[3]	1999	2028	USD	$500	9
(*)9.75% Global Bonds due 2009	1999	2009	USD	$765	765
9.75% Puttable Bonds due 2009	1999	2005	USD	$500	235
(*)11.75% Global Bonds due 2020	2000	2020	USD	$1075	1,075
11.25% Notes due 2005	2000	2005	EUR	€600	637 [2]
(*)10.375% Notes due 2008	2001	2008	EUR	€800	1,089
9.75% Amortizing Notes due 2011 Guaranteed by the World Bank	2001	2011	USD	$1,000	751
5.5% Japanese Yen Bonds due 2005	2001	2005	YEN	¥30,000	261
11.5% Notes due 2011	2001	2011	EUR	€400	544
(*)10.5% Global Bonds due 2006	2001	2006	USD	$667	667
10.0% Global Bonds due 2012	2001	2012	USD	$900	900
10.50% Global Bonds due 2010	2002	2010	USD	$507	507
(*)10.75% Global Bonds due 2013	2002	2013	USD	$750	750
(*)10.375% Global Bonds due 2033	2003	2033	USD	$635	635
3 Mo. LIBOR + 385 bp. Notes due 2009	2003	2009	USD	$500	160
8.125% due 2024	2004	2024	USD	$500	500
8.25% due 2014	2004	2014	USD	$500	500
11.75% Global TES 2010	2004	2010	COP	$954,244	399
Total					$12,317

1: Includes external-internal bonds (*i.e.*, bonds payable in U.S. dollars, but sold in the domestic market). Includes only medium- and long-term funded debt (*i.e.*, debt with an original maturity of more than one year). At December 31, 2004.
2: Swapped into dollars at a fixed rate of 12.49%.
3: On March 10, 2000 holders of 10.875% Global Bonds due 2004 were given the option to exchange those Bonds for an equal principal amount of 11.85% Global Bonds due 2028.
(*) Includes Reopening
Source: Debt Registry Office—Ministry of Finance.

Loans from Multilateral Institutions

119

Lender	Interest Rate	Currency	Principal Amount Outstanding at December 31, 2004 (millions of U.S. dollars)
World Bank	Various	Various	$2,979
IADB	Various	Various	4,313
Others	Various	Various	1,404
Total			$ 8,695

Totals may differ due to rounding.
Source: Debt Registry Office—Ministry of Finance.

Loans from Banks and Suppliers [1]

Title	Interest Rate	Date of Agreement	Year of Final Maturity	Currency	Principal Amount Disbursed	Principal Amount Outstanding at December 31, 2004 (millions of U.S. dollars)
Integrated Loan Facilities Credit Agreement	Variable	Apr. 1991	2003	Various	799.6	$ 0
Other Commercial Bank Loans	Various	Various	Various	Various	n.a.	1,140
Export Credits	2%-11.45%	Various	Various	USD, Euro, Yen	n.a.	45
Governments	0%-6.5%	Various	Various	USD, Euro	n.a.	99
Suppliers	6%-9.5%	Various	Various	USD, Euro	n.a.	31
Total						$ 1,314

n.a. = Not available.
Totals may differ due to rounding.
1: Medium- and long-term indebtedness.
Source: Debt Registry Office—Ministry of Finance.

120

Total Outstanding Long-Term Direct External Debt $22,327

121

Other External Public Sector Debt

Guaranteed Debt and Non-Guaranteed Debt

121

Borrower	Guaranteed Debt[1]	Non-Guaranteed Debt	Principal Amount Outstanding at December 31, 2004
			(millions of U.S. dollars)
Aerocivil	0	3	3
Aguas y Aguas de Pereira	9	0	9
Bancoldex	0	19	19
Bogotá D.C.	201	100	301
C.A.M.B. Acuamanga	3	0	3
C.A.R.	39	0	39
Chec	9	0	9
Corelca	0	1	1
Departamento de Antioquia	35	0	35
Distrito Turístico de Cartagena	52	0	52
Departamento de Cundinamarca	16	0	16
E.A.A.B. ESP	136	0	136
E.E.E.B.	12	0	12
E.P.M. de B/Manga	0	2	2
E.P.M. de Medellín	417	147	563
E.T.B.	0	25	25
E.T.B. Barranquilla	0	7	7
E.T.M.V.A. Metro	511	0	511
Ecopetrol	0	94	94
Emcali	144	26	170
FEN	18	304	322
Findeter	94	0	94
Fondo Nacional del Café	0	24	24
ICA	1	0	1
IFI	0	23	23
ISA	155	2	157
Icfes	5	0	5
Incora	0	0	0
INVIAS	121	0	121
Municipio de Cali	7	0	7
Municipio de Medellín	8	0	8
Municipio de Pasto	6	0	6
Sena	1	0	1
Telearmenia	0	2	2
Telecom	20	29	49
Telehuila	0	1	1
Telenarino	0	2	2
Urra S.A.	61	0	161
Total	2,180	811	2,991

Totals may differ due to rounding.

1: Medium- and long-term indebtedness. At December 31, 2004, the Republic had no outstanding guarantees of floating external public sector debt.

Source: Debt Registry Office—Ministry of Finance.

Internal Public Debt

Direct Debt[1]

122

Bond Issues and *Banco de la República*

Description	Year of Final Maturity	Interest Rate	Principal Amount Outstanding at December 31, 2004
			(millions of pesos)
Treasury Bonds	Various	Various	Ps. 58,187,106
Pension Bonds	Various	Various	6,449,918
Fogafin Bonds	Various	Various	3,488,572
Law 546 Bonds[2]	Various	Various	1,962,887
TRD	Various	Various	2,732,022
Peace Bonds	2007	Various	1,292,675
Constant Value Bonds	Various	Various	1,684,553
Security Bonds	Various	Various	7,159
Banco Agrario	Various	Various	961,170
Other Bonds	Various	Various	92,1
Other Assumed Debt	Various	Various	312,2
Other	Various	Various	103,8
Total			Ps. 76,766,571

Totals may differ due to rounding.
1: Total as of December 31, 2004. The Republic had Ps.1,004,709 million outstanding in short term direct internal debt at December 31, 2004.
2: Includes Law 546 and debt reduction bonds.
Source: Debt Registry Office—General Directorate of Public Credit—Ministry of Finance.

Internal Public Debt

Guaranteed Debt[1]

123

	Principal Amount Outstanding at December 31, 2004
	(millions of dollars)
Emcali	$ 5.8
ESSA	2.6
Isagen S.A.	7.5
Urra S.A.	15.6
Total	$ 31.5

1: Medium- and long-term indebtedness. At December 31, 2004, the Republic had no outstanding guarantees of floating public sector internal debt.
Source: Ministry of Finance.

DIARIO OFICIAL AÑO CXL. N. 45774. 27, DICIEMBRE, 2004. PAG. 57


SEC MAIL
RECEIVED
PROCESSING
WASH, D.C.
SECTION

LEY 921 DE 2004

(diciembre 23)

por la cual se decreta el Presupuesto de rentas y recursos de capital y Ley de apropiaciones para la vigencia fiscal del 1° de enero al 31 de diciembre de 2005.

El Congreso de Colombia

DECRETA:

PRIMERA PARTE

PRESUPUESTO DE RENTAS Y RECURSOS DE CAPITAL

Artículo 1°. Fíjense los cómputos del presupuesto de rentas y recursos de capital del Tesoro de la Nación para la vigencia fiscal del 1° de enero al 31 de diciembre de 2005, en la suma de noventa y un billones quinientos ochenta y dos mil trescientos setenta y tres millones cuatrocientos sesenta mil ochocientos noventa y un pesos moneda legal ($91.582.373.460.891), según el detalle del Presupuesto de Rentas y Recursos de Capital para el 2005, así:

RENTAS DEL PRESUPUESTO GENERAL DE LA NACION

I -	**INGRESOS DEL PRESUPUESTO NACIONAL**	**84,120,055,689,377**
1.	INGRESOS CORRIENTES DE LA NACION	38,996,761,000,000
2.	RECURSOS DE CAPITAL DE LA NACION	41,272,062,727,131
5.	RENTAS PARAFISCALES	539,100,632,892
6.	FONDOS ESPECIALES	3,312,131,329,354
II	**- INGRESOS DE LOS ESTABLECIMIENTOS PUBLICOS**	**7,462,317,771,514**
020900	**AGENCIA COLOMBIANA DE COOPERACION INTERNACIONAL**	
	B- RECURSOS DE CAPITAL	80,000,000,000
032000	**INSTITUTO COLOMBIANO PARA EL DESARROLLO DE LA CIENCIA Y LA TECNOLOGIA "FRANCISCO JOSE DE CALDAS" (COLCIENCIAS)**	
	A- INGRESOS CORRIENTES	2,931,463,098
	B- RECURSOS DE CAPITAL	400,000,000
032400	**SUPERINTENDENCIA DE SERVICIOS PUBLICOS DOMICILIARIOS**	
	A- INGRESOS CORRIENTES	32,531,814,913
040200	**FONDO ROTATORIO DEL DANE**	
	A- INGRESOS CORRIENTES	25,117,236,395
	B- RECURSOS DE CAPITAL	700,000,000
040300	**INSTITUTO GEOGRAFICO AGUSTIN CODAZZI – IGAC**	
	A- INGRESOS CORRIENTES	22,338,295,962
	B- RECURSOS DE CAPITAL	318,000,000
050300	**ESCUELA SUPERIOR DE ADMINISTRACION PUBLICA (ESAP)**	
	A- INGRESOS CORRIENTES	29,027,900,000
	B- RECURSOS DE CAPITAL	5,000,000,000
060200	**FONDO ROTATORIO DEL DEPARTAMENTO ADMINISTRATIVO DE SEGURIDAD**	
	A- INGRESOS CORRIENTES	38,060,980,172
	B- RECURSOS DE CAPITAL	1,125,819,879
110200	**FONDO ROTATORIO DEL MINISTERIO DE RELACIONES EXTERIORES**	

	A- INGRESOS CORRIENTES	46,101,396,689
	B- RECURSOS DE CAPITAL	1,250,000,000
130900	**SUPERINTENDENCIA DE LA ECONOMIA SOLIDARIA**	
	A- INGRESOS CORRIENTES	4,711,110,926
	B- RECURSOS DE CAPITAL	589,229,700
131000	**UNIDAD ADMINISTRATIVA ESPECIAL DIRECCION DE IMPUESTOS Y ADUANAS NACIONALES**	
	A- INGRESOS CORRIENTES	26,360,700,000
	B- RECURSOS DE CAPITAL	1,700,000,000
131100	**SUPERINTENDENCIA BANCARIA**	
	A- INGRESOS CORRIENTES	72,428,110,025
	B- RECURSOS DE CAPITAL	4,500,000,000
150300	**CAJA DE RETIRO DE LAS FUERZAS MILITARES**	
	A- INGRESOS CORRIENTES	55,012,570,000
	B- RECURSOS DE CAPITAL	2,036,253,000
150400	**FONDO ROTATORIO DEL EJERCITO**	
	A- INGRESOS CORRIENTES	227,416,166,055
	B- RECURSOS DE CAPITAL	100,000,000
150500	**FONDO ROTATORIO DE LA ARMADA NACIONAL**	
	A- INGRESOS CORRIENTES	99,909,984,653
	B- RECURSOS DE CAPITAL	969,489,723
150600	**FONDO ROTATORIO DE LA FUERZA AEREA**	
	A- INGRESOS CORRIENTES	66,538,134,332
	B- RECURSOS DE CAPITAL	700,000,000
150700	**INSTITUTO CASAS FISCALES DEL EJERCITO**	
	A- INGRESOS CORRIENTES	26,116,680,844
	B- RECURSOS DE CAPITAL	450,768,000
150800	**DEFENSA CIVIL COLOMBIANA**	
	A- INGRESOS CORRIENTES	1,000,000,000
	B- RECURSOS DE CAPITAL	26,130,604
151000	**CLUB MILITAR DE OFICIALES**	
	A- INGRESOS CORRIENTES	22,103,790,998
	B- RECURSOS DE CAPITAL	1,382,032,000
151100	**CAJA DE SUELDOS DE RETIRO DE LA POLICIA NACIONAL**	
	A- INGRESOS CORRIENTES	88,430,030,467
	B- RECURSOS DE CAPITAL	1,060,000,000
151200	**FONDO ROTATORIO DE LA POLICIA**	
	A- INGRESOS CORRIENTES	290,810,044,530
	B- RECURSOS DE CAPITAL	2,110,900,000
151900	**HOSPITAL MILITAR**	
	A- INGRESOS CORRIENTES	102,191,579,128
	B- RECURSOS DE CAPITAL	836,000,000
170200	**INSTITUTO COLOMBIANO AGROPECUARIO (ICA)**	
	A- INGRESOS CORRIENTES	23,703,400,000
	B- RECURSOS DE CAPITAL	843,500,000
170300	**INSTITUTO COLOMBIANO DE LA REFORMA AGRARIA - INCORA EN LIQUIDACION**	
	A- INGRESOS CORRIENTES	130,000,000
	B- RECURSOS DE CAPITAL	719,700,000
170500	**INSTITUTO NACIONAL DE ADECUACION DE TIERRAS - INAT EN LIQUIDACION**	
	A- INGRESOS CORRIENTES	267,000,000
171300	**INSTITUTO COLOMBIANO DE DESARROLLO RURAL – INCODER**	
	A- INGRESOS CORRIENTES	14,438,790,400
	B- RECURSOS DE CAPITAL	5,983,209,600
210300	**INSTITUTO DE INVESTIGACION E INFORMACION**	

	GEOCIENTIFICA, MINERO AMBIENTAL Y NUCLEAR – INGEOMINAS	
	A- INGRESOS CORRIENTES	25,899,800,000
	B- RECURSOS DE CAPITAL	400,000,000
210900	**UNIDAD DE PLANEACION MINERO ENERGETICA – UPME**	
	A- INGRESOS CORRIENTES	11,028,652,479
211000	**INSTITUTO DE PLANIFICACION Y PROMOCION DE SOLUCIONES ENERGETICAS – IPSE**	
	A- INGRESOS CORRIENTES	7,909,775,737
	B- RECURSOS DE CAPITAL	1,447,249,805
211100	**AGENCIA NACIONAL DE HIDROCARBUROS – ANH**	
	A- INGRESOS CORRIENTES	2,231,337,408,940
220200	**INSTITUTO COLOMBIANO PARA EL FOMENTO DE LA EDUCACION SUPERIOR (ICFES)**	
	A- INGRESOS CORRIENTES	31,514,225,173
	B- RECURSOS DE CAPITAL	1,200,000,000
220300	**INSTITUTO COLOMBIANO DE CREDITO EDUCATIVO Y ESTUDIOS TECNICOS EN EL EXTERIOR (ICETEX)**	
	A- INGRESOS CORRIENTES	88,303,894,029
	B- RECURSOS DE CAPITAL	45,849,800,000
220900	**INSTITUTO NACIONAL PARA SORDOS (INSOR)**	
	A- INGRESOS CORRIENTES	254,290,000
221000	**INSTITUTO NACIONAL PARA CIEGOS (INCI)**	
	A- INGRESOS CORRIENTES	160,000,000
221100	**INSTITUTO TECNOLOGICO PASCUAL BRAVO – MEDELLIN**	
	A- INGRESOS CORRIENTES	2,511,431,300
	B- RECURSOS DE CAPITAL	31,501,000
222600	**UNIVERSIDAD NACIONAL ABIERTA Y A DISTANCIA – UNAD**	
	A- INGRESOS CORRIENTES	20,193,119,158
	B- RECURSOS DE CAPITAL	249,500,000
222700	**COLEGIO BOYACA**	
	A- INGRESOS CORRIENTES	990,905,155
223000	**COLEGIO MAYOR DE ANTIOQUIA**	
	A- INGRESOS CORRIENTES	1,514,576,770
	B- RECURSOS DE CAPITAL	187,424,799
223100	**COLEGIO MAYOR DE BOLIVAR**	
	A- INGRESOS CORRIENTES	995,721,643
	B- RECURSOS DE CAPITAL	36,000,000
223200	COLEGIO MAYOR DEL CAUCA	
	A- INGRESOS CORRIENTES	666,015,084
223400	**INSTITUTO TECNICO CENTRAL**	
	A- INGRESOS CORRIENTES	1,926,481,000
223500	**INSTITUTO SUPERIOR DE EDUCACION RURAL DE PAMPLONA – ISER**	
	A- INGRESOS CORRIENTES	997,300,000
223600	**INSTITUTO DE EDUCACION TECNICA PROFESIONAL DE ROLDANILLO**	
	A- INGRESOS CORRIENTES	548,091,570
223700	**INSTITUTO NACIONAL DE FORMACION TECNICA PROFESIONAL DE CIENAGA**	
	A- INGRESOS CORRIENTES	341,650,000
223800	**INSTITUTO NACIONAL DE FORMACION TECNICA PROFESIONAL DE SAN ANDRES Y PROVIDENCIA**	
	A- INGRESOS CORRIENTES	243,790,000
223900	**INSTITUTO NACIONAL DE FORMACION TECNICA PROFESIONAL DE SAN JUAN DEL CESAR**	
	A- INGRESOS CORRIENTES	367,434,049

224000	**INSTITUTO TECNICO AGRICOLA - ITA - DE BUGA**	
	A- INGRESOS CORRIENTES	277,895,000

Código	Entidad	Valor
224100	**INSTITUTO TOLIMENSE DE FORMACION TECNICA PROFESIONAL**	
	A- INGRESOS CORRIENTES	591,800,000
224200	**INSTITUTO TECNICO NACIONAL DE COMERCIO "SIMON RODRIGUEZ" DE CALI**	
	A- INGRESOS CORRIENTES	475,000,000
224300	**COLEGIO INTEGRADO NACIONAL "ORIENTE DE CALDAS"**	
	A- INGRESOS CORRIENTES	183,734,349
224500	**BIBLIOTECA PUBLICA PILOTO DE MEDELLIN PARA AMERICA LATINA**	
	A- INGRESOS CORRIENTES	279,708,942
225200	**INSTITUTO TECNOLOGICO DEL PUTUMAYO**	
	A- INGRESOS CORRIENTES	379,989,750
225400	**INSTITUTO TECNOLOGICO DE SOLEDAD - ATLANTICO ITSA**	
	A- INGRESOS CORRIENTES	1,836,633,582
230600	**FONDO DE COMUNICACIONES**	
	A- INGRESOS CORRIENTES	131,007,080,000
	B- RECURSOS DE CAPITAL	10,938,400,000
230700	**COMISION NACIONAL DE TELEVISION**	
	A- INGRESOS CORRIENTES	76,919,500,000
	B- RECURSOS DE CAPITAL	27,764,600,000
240200	**INSTITUTO NACIONAL DE VIAS**	
	A- INGRESOS CORRIENTES	259,107,600,000
	B- RECURSOS DE CAPITAL	11,936,300,000
240300	**FONDO NACIONAL DE CAMINOS VECINALES EN LIQUIDACION**	
	B- RECURSOS DE CAPITAL	200,000,000
241200	**UNIDAD ADMINISTRATIVA ESPECIAL DE LA AERONAUTICA CIVIL**	
	A- INGRESOS CORRIENTES	320,661,086,113
	B- RECURSOS DE CAPITAL	4,890,744,000
241300	**INSTITUTO NACIONAL DE CONCESIONES – INCO**	
	A- INGRESOS CORRIENTES	7,374,700,000
	B- RECURSOS DE CAPITAL	1,810,000,000
260200	**FONDO DE BIENESTAR SOCIAL DE LA CONTRALORIA GENERAL DE LA REPUBLICA**	
	A- INGRESOS CORRIENTES	768,142,293
	B- RECURSOS DE CAPITAL	13,694,844,259
280200	**FONDO ROTATORIO DE LA REGISTRADURIA**	
	A- INGRESOS CORRIENTES	10,013,995,072
	B- RECURSOS DE CAPITAL	2,152,894,314
280300	**FONDO SOCIAL DE VIVIENDA DE LA REGISTRADURIA NACIONAL DEL ESTADO CIVIL**	
	B- RECURSOS DE CAPITAL	1,024,495,424
290200	**INSTITUTO NACIONAL DE MEDICINA LEGAL Y CIENCIAS FORENSES**	
	A- INGRESOS CORRIENTES	229,936,492
320200	**INSTITUTO DE HIDROLOGIA, METEOROLOGIA Y ESTUDIOS AMBIENTALES- IDEAM**	
	A- INGRESOS CORRIENTES	4,800,000,000
320400	**FONDO NACIONAL AMBIENTAL**	
	A- INGRESOS CORRIENTES	6,650,000,000
	B- RECURSOS DE CAPITAL	160,000,000
324000	**INSTITUTO NACIONAL DE VIVIENDA DE INTERES SOCIAL Y REFORMA URBANA -INURBE- EN LIQUIDACION**	
	A- INGRESOS CORRIENTES	50,000,000
	B- RECURSOS DE CAPITAL	8,800,000,000
324100	**FONDO NACIONAL DE VIVIENDA – FONVIVIENDA**	

	B- RECURSOS DE CAPITAL	80,000,000,000
330400	**ARCHIVO GENERAL DE LA NACION**	
	A- INGRESOS CORRIENTES	744,792,614
330500	**INSTITUTO COLOMBIANO DE ANTROPOLOGIA E HISTORIA**	
	A- INGRESOS CORRIENTES	258,526,000
330600	**INSTITUTO COLOMBIANO DEL DEPORTE – COLDEPORTES**	
	A- INGRESOS CORRIENTES	13,690,129,999
	B- RECURSOS DE CAPITAL	6,000,000
330700	**INSTITUTO CARO Y CUERVO**	
	A- INGRESOS CORRIENTES	67,500,000
350200	**SUPERIN TENDENCIA DE SOCIEDADES**	
	A- INGRESOS CORRIENTES	48,693,100,000
	B- RECURSOS DE CAPITAL	4,100,000,000
360200	**SERVICIO NACIONAL DE APRENDIZAJE (SENA)**	
	A- INGRESOS CORRIENTES	105,071,000,000
	B- RECURSOS DE CAPITAL	55,178,767,100
	C- CONTRIBUCIONES PARAFISCALES	728,733,760,900
360300	**FONDO DE PREVISION SOCIAL DEL CONGRESO**	
	A- INGRESOS CORRIENTES	10,874,172,000
	B- RECURSOS DE CAPITAL	2,892,413,000
360400	**CAJA DE PREVISION SOCIAL DE LA SUPERINTENDENCIA BANCARIA EN LIQUIDACION**	
	A- INGRESOS CORRIENTES	13,761,789,000
	B- RECURSOS DE CAPITAL	13,992,132,000
360500	**FONDO DE PASIVO SOCIAL DE FERROCARRILES NACIONALES DE COLOMBIA**	
	A- INGRESOS CORRIENTES	35,266,796,000
	B- RECURSOS DE CAPITAL	1,058,000,000
360600	**INSTITUTO NACIONAL DE SALUD (INS)**	
	A- INGRESOS CORRIENTES	1,766,000,000
	B- RECURSOS DE CAPITAL	112,000,000
360700	**INSTITUTO COLOMBIANO DE BIENESTAR FAMILIAR (ICBF)**	
	A- INGRESOS CORRIENTES	11,264,700,000
	B- RECURSOS DE CAPITAL	30,731,500,000
	C- CONTRIBUCIONES PARAFISCALES	1,230,547,756,025
360800	**SUPERINTENDENCIA NACIONAL DE SALUD**	
	A- INGRESOS CORRIENTES	12,534,700,000
	B- RECURSOS DE CAPITAL	916,605,000
360900	**INSTITUTO NACIONAL DE VIGILANCIA DE MEDICAMENTOS Y ALIMENTOS – INVIMA**	
	A- INGRESOS CORRIENTES	14,732,000,000
	B- RECURSOS DE CAPITAL	1,867,000,000
370500	**SUPERINTENDENCIA DE NOTARIADO Y REGISTRO**	
	A- INGRESOS CORRIENTES	205,406,133,796
	B- RECURSOS DE CAPITAL	15,002,000,000
370600	**INSTITUTO NACIONAL PENITENCIARIO Y CARCELARIO – INPEC**	
	A- INGRESOS CORRIENTES	267,800,000
	B- RECURSOS DE CAPITAL	86,700,000
370700	**DIRECCION NACIONAL DE ESTUPEFACIENTES**	
	A- INGRESOS CORRIENTES	998,893,020
	B- RECURSOS DE CAPITAL	9,131,775,686
III	**- TOTAL INGRESOS**	**91,582,373,460,891**

SEGUNDA PARTE

Artículo 2°. *Presupuesto de gastos o Ley de Apropiaciones.* Aprópiese para atender los gastos de funcionamiento, inversión y servicio de la deuda pública del Presupuesto General de la Nación durante la vigencia fiscal del 1° de enero al 31 de diciembre de 2005 una suma por valor de: noventa y un billones quinientos ochenta y dos mil trescientos setenta y tres millones cuatrocientos sesenta mil ochocientos noventa y un pesos moneda legal ($91.582.373.460.891), según el detalle que se encuentra a continuación:

PRESUPUESTO GENERAL DE LA NACION

CTA. PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
		SECCION: 0101			
		CONGRESO DE LA REPUBLICA			
A.		PRESUPUESTO DE FUNCIONAMIENTO	230,061,650,982		230,061,650,982
C.		PRESUPUESTO DE INVERSION	8,750,000,000		8,750,000,000
121		CONSTRUCCION DE INFRAESTRUCTURA ADMINISTRATIVA	950,000,000		950,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	950,000,000		950,000,000
123		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA ADMINISTRATIVA	800,000,000		800,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	800,000,000		800,000,000
221		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES, SUMINISTROS Y SERVICIOS ADMINISTRATIVOS	5,520,000,000		5,520,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	5,520,000,000		5,520,000,000
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO	780,000,000		780,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	780,000,000		780,000,000
530		ATENCION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA GESTION DEL ESTADO	700,000,000		700,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	700,000,000		700,000,000
TOTAL PRESUPUESTO SECCION			238,811,650,982		238,811,650,982
		SECCION: 0201			
		PRESIDENCIA DE LA REPUBLICA			
A.		PRESUPUESTO DE FUNCIONAMIENTO.	56,566,781,331		56,566,781,331
C.		PRESUPUESTO DE INVERSION.	582,894,590,736		582,894,590,736
113		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR	600,000,000		600,000,000
	1000	INTERSUBSECTORIAL	600,000,000		600,000,000

		GOBIERNO		
121		CONSTRUCCION DE INFRAES-TRUCTURA ADMINISTRATIVA	120,000,000	120,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	120,000,000	120,000,000

CTA. PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	T O T A L
123		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA ADMINISTRATIVA	330,000,000		330,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	330,000,000		330,000,000
221		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES, SUMINISTROS Y SERVICIOS ADMINISTRATIVOS	1,000,000,000		1,000,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	1,000,000,000		1,000,000,000
320		PROTECCION Y BIENESTAR SOCIAL DEL RECURSO HUMANO	199,667,964,607		199,667,964,607
	700	INTERSUBSECTORIAL EDUCACION	825,000,000		825,000,000
	900	INTERSUBSECTORIAL MEDIO AMBIENTE	180,936,555,736		180,936,555,736
	1100	INTERSUBSECTORIAL AGROPECUARIO	17,335,000,000		17,335,000,000
	1500	INTERSUBSECTORIAL DESARROLLO COMUNITARIO	571,408,871		571,408,871
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO	64,232,626,129		64,232,626,129
	1000	INTERSUBSECTORIAL GOBIERNO	63,732,626,129		63,732,626,129
	1500	INTERSUBSECTORIAL DESARROLLO COMUNITARIO	500,000,000		500,000,000
530		ATENCION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA GESTION DEL ESTADO	316,444,000,000		316,444,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	316,444,000,000		316,444,000,000
640		INVERSIONES Y APORTES FINANCIEROS	500,000,000		500,000,000
	1500	INTERSUBSECTORIAL DESARROLLO COMUNITARIO	500,000,000		500,000,000
TOTAL PRESUPUESTO SECCION			639,461,372,067		639,461,372,067

SECCION: 0203

RED DE SOLIDARIDAD SOCIAL

CTA. PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	T O T A L
A. PRESUPUESTO DE FUNCIONAMIENTO.			15,964,448,894		15,964,448,894
C. PRESUPUESTO DE INVERSION			311,150,000,000		311,150,000,000
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO	27,180,000,000		27,180,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	12,180,000,000		12,180,000,000
	1101	PRODUCCION Y APROVECHAMIENTO AGRICOLA	15,000,000,000		15,000,000,000

320		PROTECCION Y BIENESTAR SOCIAL DEL RECURSO HUMANO	272,970,000,000		272,970,000,000
	1001	ATENCION DE EMERGENCIAS Y DESASTRES	2,000,000,000		2,000,000,000
	1500	INTERSUBSECTORIAL DESARROLLO COMUNITARIO	700,000,000		700,000,000
	1501	ASISTENCIA DIRECTA A LA COMUNIDAD	270,270,000,000		270,270,000,000
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO	1,000,000,000		1,000,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	1,000,000,000		1,000,000,000
530		ATENCION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA GESTION DEL ESTADO	10,000,000,000		10,000,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	10,000,000,000		10,000,000,000
TOTAL PRESUPUESTO SECCION			327,114,448,894		327,114,448,894

SECCION: 0209

AGENCIA COLOMBIANA DE COOPERACION INTERNACIONAL

A. PRESUPUESTO DE FUNCIONAMIENTO			2,457,517,445		2,457,517,445
C. PRESUPUESTO DE INVERSION.			4,140,000,000	80,000,000,000	84,140,000,000
540		COORDINACION, ADMINISTRACION, PROMOCION, Y/O SEGUIMIENTO DE COOPERACION TEC-NICA Y/O FINANCIERA PARA APOYO A LA ADMINISTRACION DEL ESTADO	4,140,000,000	80,000,000,000	84,140,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	4,140,000,000	80,000,000,000	84,140,000,000
TOTAL PRESUPUESTO SECCION			6,597,517,445	80,000,000,000	86,597,517,445

SECCION: 0301

DEPARTAMENTO ADMINISTRATIVO NACIONAL DE PLANEACION

A. PRESUPUESTO DE FUNCIONAMIENTO			20,498,253,673		20,498,253,673
C. PRESUPUESTO DE INVERSION.			94,879,431,385		94,879,431,385
113		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR	500,000,000		500,000,000
	900	INTERSUBSECTORIAL MEDIO AMBIENTE	500,000,000		500,000,000
221		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES, SUMINISTROS Y SERVICIOS ADMINISTRATIVOS	2,479,431,385		2,479,431,385
	1000	INTERSUBSECTORIAL GOBIERNO	2,479,431,385		2,479,431,385
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO	150,000,000		150,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	150,000,000		150,000,000
320		PROTECCION Y BIENESTAR	2,000,000,000		2,000,000,000

		SOCIAL DEL RECURSO HUMANO			
	1000	INTERSUBSECTORIAL GOBIERNO	2,000,000,000		2,000,000,000
410		INVESTIGACION BASICA, APLICADA Y ESTUDIOS	200,000,000		200,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	200,000,000		200,000,000
510		ASISTENCIA TECNICA, DIVULGACION Y CAPACITACION A FUN-CIONARIOS DEL ESTADO PARA APOYO A LA ADMINISTRACION DEL ESTADO	6,533,536,200		6,533,536,200
	205	COMERCIO EXTERNO	500,000,000		500,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	6,033,536,200		6,033,536,200
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO	83,016,463,800		83,016,463,800
	200	INTERSUBSECTORIAL INDUSTRIA Y COMERCIO	800,000,000		800,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	82,216,463,800		82,216,463,800
TOTAL PRESUPUESTO SECCION			115,377,685,058		115,377,685,058

SECCION:0320

INSTITUTO COLOMBIANO PARA EL DESARROLLO DE LA CIENCIA Y LA TECNOLOGIA "FRANCISCO JOSE DE CALDAS" (COLCIENCIAS)

A. PRESUPUESTO DE FUNCIONAMIENTO.			4,803,558,529	1,911,463,098	6,715,021,627
C.PRESUPUESTO DE INVERSION.			44,441,916,750	1,420,000,000	45,861,916,750
	310	DIVULGACION, ASISTENCIA TEC-NICA Y CAPACITACION DEL RECURSO HUMANO	11,900,000,000		11,900,000,000
	705	EDUCACION SUPERIOR	1,000,000,000		1,000,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	10,900,000,000		10,900,000,000
410		INVESTIGACION BASICA, APLICADA Y ESTUDIOS	21,230,000,000	1,000,000,000	22,230,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	21,230,000,000	1,000,000,000	22,230,000,000
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO	5,211,916,750	420,000,000	5,631,916,750
	1000	INTERSUBSECTORIAL GOBIERNO	5,211,916,750	420,000,000	5,631,916,750
630		TRANSFERENCIAS	6,050,000,000		6,050,000,000
	300	INTERSUBSECTORIAL SALUD	6,000,000,000		6,000,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	50,000,000		50,000,000
640		INVERSIONES Y APORTES FINANCIEROS	50,000,000		50,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	50,000,000		50,000,000

TOTAL PRESUPUESTO SECCION	49,245,475,279	3,331,463,098	52,576,938,377

SECCION: 0324

SUPERINTENDENCIA DE SERVICIOS PUBLICOS DOMICILIARIOS

A. PRESUPUESTO DE FUNCIONAMIENTO		25,481,814,913	25,481,814,913
C. PRESUPUESTO DE INVERSION.		7,050,000,000	7,050,000,000

CTA. PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	T O T A L
122		ADQUISICION DE INFRAESTRUCTURA ADMINISTRATIVA		500,000,000	500,000,000
	1000	INTERSUBSECTORIAL GOBIERNO		500,000,000	500,000,000
211		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES SUMINISTROS Y SERVICIOS PROPIOS DEL SECTOR		50,000,000	50,000,000
	200	INTERSUBSECTORIAL INDUSTRIA Y COMERCIO		50,000,000	50,000,000
410		INVESTIGACION BASICA, APLICADA Y ESTUDIOS		150,000,000	150,000,000
	200	INTERSUBSECTORIAL INDUSTRIA YCOMERCIO		150,000,000	150,000,000
510		ASISTENCIA TECNICA, DIVULGACION Y CAPACITACION A FUNCIONARIOS DEL ESTADO PARA APOYO A LA ADMINISTRACION DEL ESTADO		250,000,000	250,000,000
	200	INTERSUBSECTORIAL INDUSTRIA Y COMERCIO		250,000,000	250,000,000
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO		6,100,000,000	6,100,000,000
	1000	INTERSUBSECTORIAL GOBIERNO		6,100,000,000	6,100,000,000
TOTAL PRESUPUESTO SECCION				32,531,814,913	32,531,814,913

SECCION: 0325

FONDO NACIONAL DE REGALIAS

CTA. PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	T O T A L
A. PRESUPUESTO DE FUNCIONAMIENTO.			2,689,493,379		2,689,493,379
C. PRESUPUESTO DE INVERSION			158,000,000,363		158,000,000,363
	111	CONSTRUCCION DE INFRAESTRUCTURA PROPIA DEL SECTOR	41,670,505,146		41,670,505,146
	207	MINERIA	14,403,535,386		14,403,535,386
	500	INTERSUBSECTORIAL ENERGIA	23,460,606,115		23,460,606,115
	501	GENERACION ELECTRICA	478,787,880		478,787,880
	1500	INTERSUBSECTORIAL DESARROLLO COMUNITARIO	3,327,575,765		3,327,575,765
113		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR	65,913,131,466		65,913,131,466
	900	INTERSUBSECTORIAL MEDIO AMBIENTE	55,778,788,008		55,778,788,008
	1200	INTERSUBSECTORIAL SANEAMIENTO BASICO	10,134,343,458		10,134,343,458
530		ATENCION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA GESTION DEL ESTADO	50,416,363,751		50,416,363,751
	1500	INTERSUBSECTORIAL DESARROLLO COMUNITARIO	50,416,363,751		50,416,363,751

TOTAL PRESUPUESTO SECCION			160,689,493,742		160,689,493,742

SECCION: 0401

DEPARTAMENTO ADMINISTRATIVO NACIONAL DE ESTADISTICA (DANE)

A. PRESUPUESTO DE FUNCIONAMIENTO			16,280,842,218		16,280,842,218
C. PRESUPUESTO DE INVERSION.			129,748,832,155		129,748,832,155
221		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES, SUMINISTROS Y SERVICIOS ADMINISTRATIVOS	800,000,000		800,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	800,000,000		800,000,000
222		MANTENIMIENTO DE EQUIPOS, MATERIALES, SUMINISTROS Y SERVICIOS ADMINISTRATIVOS	700,000,000		700,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	700,000,000		700,000,000
410		INVESTIGACION BASICA, APLICADA Y ESTUDIOS	117,250,000,000		117,250,000,000
	200	INTERSUBSECTORIAL INDUSTRIA Y COMERCIO	3,950,000,000		3,950,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	113,300,000,000		113,300,000,000
430		LEVANTAMIENTO DE INFORMA-CION PARA PROCESAMIENTO	8,398,832,155		8,398,832,155
	1000	INTERSUBSECTORIAL GOBIERNO	4,698,832,155		4,698,832,155
	1300	INTERSUBSECTORIAL TRABAJO Y SEGURIDAD SOCIAL	3,700,000,000		3,700,000,000
440		ACTUALIZACION DE INFORMA-CION PARA PROCESAMIENTO	2,100,000,000		2,100,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	2,100,000,000		2,100,000,000
510		ASISTENCIA TECNICA, DIVULGACION Y CAPACITACION A FUN-CIONARIOS DEL ESTADO PARA APOYO A LA ADMINISTRACION DEL ESTADO	500,000,000		500,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	500,000,000		500,000,000
TOTAL PRESUPUESTO SECCION			146,029,674,373		146,029,674,373

SECCION: 0402

FONDO ROTATORIO DEL DANE

A. PRESUPUESTO DE FUNCIONAMIENTO.				817,236,395	817,236,395
C. PRESUPUESTO DE INVERSION.				25,000,000,000	25,000,000,000
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO		5,000,000,000	5,000,000,000
	1000	INTERSUBSECTORIAL GOBIERNO		5,000,000,000	5,000,000,000
410		INVESTIGACION BASICA, APLICADA Y ESTUDIOS		20,000,000,000	20,000,000,000
	1000	INTERSUBSECTORIAL GOBIERNO		20,000,000,000	20,000,000,000

TOTAL PRESUPUESTO SECCION				25,817,236,395	25,817,236,395
		SECCION: 0403			
		INSTITUTO GEOGRAFICO AGUSTIN CODAZZI – IGAC			
A. PRESUPUESTO DE FUNCIONAMIENTO.			23,200,510,653	4,656,295,962	27,856,806,615
C. PRESUPUESTO DE INVERSION.			8,867,240,000	18,000,000,000	26,867,240,000
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO		50,000,000	50,000,000
	1000	INTERSUBSECTORIAL GOBIERNO		50,000,000	50,000,000
410		INVESTIGACION BASICA, APLICADA Y ESTUDIOS		225,000,000	225,000,000
	1000	INTERSUBSECTORIAL GOBIERNO		225,000,000	225,000,000
430		LEVANTAMIENTO DE INFORMACION PARA PROCESAMIENTO		16,225,000,000	16,225,000,000
	1000	INTERSUBSECTORIAL GOBIERNO		16,225,000,000	16,225,000,000
440		ACTUALIZACION DE INFORMACION PARA PROCESAMIENTO	8,867,240,000	400,000,000	9,267,240,000
	1000	INTERSUBSECTORIAL GOBIERNO	8,867,240,000	400,000,000	9,267,240,000
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO		1,100,000,000	1,100,000,000
	1000	INTERSUBSECTORIAL GOBIERNO		1,100,000,000	1,100,000,000
TOTAL PRESUPUESTO SECCION			32,067,750,653	22,656,295,962	54,724,046,615
		SECCION: 0501			
		DEPARTAMENTO ADMINISTRATIVO DE LA FUNCION PUBLICA			
A. PRESUPUESTO DE FUNCIONAMIENTO			6,921,573,000		6,921,573,000
C. PRESUPUESTO DE INVERSION.			7,114,266,017		7,114,266,017
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO	7,114,266,017		7,114,266,017
	1000	INTERSUBSECTORIAL GOBIERNO	7,114,266,017		7,114,266,017
TOTAL PRESUPUESTO SECCION			14,035,839,017		14,035,839,017
		SECCION: 0503			
		ESCUELA SUPERIOR DE ADMINISTRACION PUBLICA (ESAP)			
A. PRESUPUESTO DE FUNCIONAMIENTO.				26,427,900,000	26,427,900,000
C. PRESUPUESTO DE INVERSION.				7,600,000,000	7,600,000,000
123		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA ADMINISTRATIVA		200,000,000	200,000,000
	705	EDUCACION SUPERIOR		200,000,000	200,000,000
221		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES, SUMINISTROS Y SERVICIOS ADMINISTRATIVOS		400,000,000	400,000,000
	1600	ADMINISTRACION DEL ESTADO PAGO DE RESERVAS		400,000,000	400,000,000
410		INVESTIGACION BASICA,		1,000,000,000	
		APLICADA Y ESTUDIOS		1,000,000,000	
	705	EDUCACION SUPERIOR		1,000,000,000	1,000,000,000

CTA. PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	T O T A L
510		ASISTENCIA TECNICA, DIVULGACION Y CAPACITACION A FUNCIO-NARIOS DEL ESTADO PARA APOYO A LA ADMINISTRACION DEL ESTADO		3,500,000,000	3,500,000,000
	705	EDUCACION SUPERIOR		500,000,000	500,000,000
	1600	ADMINISTRACION DEL ESTADO PAGO DE RESERVAS		3,000,000,000	3,000,000,000
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO		2,500,000,000	2,500,000,000
	705	EDUCACION SUPERIOR		2,500,000,000	2,500,000,000
TOTAL PRESUPUESTO SECCION				34,027,900,000	34,027,900,000
		SECCION: 0601			
		DEPARTAMENTO ADMINISTRATIVO DE SEGURIDAD (DAS)			
A. PRESUPUESTO DE FUNCIONAMIENTO.			187,397,770,475		187,397,770,475
TOTAL PRESUPUESTO SECCION			187,397,770,475		187,397,770,475
		SECCION: 0602			
		FONDO ROTATORIO DEL DEPARTAMENTO ADMINISTRATIVO DE SEGURIDAD			
A. PRESUPUESTO DE FUNCIONAMIENTO.				16,281,800,051	16,281,800,051
C. PRESUPUESTO DE INVERSION.				22,905,000,000	22,905,000,000
113		MEJORAMIENTO Y MANTENI-MIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR		424,000,000	424,000,000
	101	DEFENSA Y SEGURIDAD INTERNA		424,000,000	424,000,000
211		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES SUMINISTROS Y SERVICIOS PROPIOS DEL SECTOR		16,980,000,000	16,980,000,000
	101	DEFENSA Y SEGURIDAD INTERNA		16,980,000,000	16,980,000,000
212		MANTENIMIENTO DE EQUIPOS, MATERIALES, SUMINISTROS Y SERVICIOS PROPIOS DEL SECTOR		5,501,000,000	5,501,000,000
	101	DEFENSA Y SEGURIDAD INTERNA		5,501,000,000	5,501,000,000
TOTAL PRESUPUESTO SECCION				39,186,800,051	39,186,800,051
		SECCION: 0901			
		DEPARTAMENTO ADMINISTRATIVO NACIONAL DE LA ECONOMIA SOLIDARIA – DANSOCIAL			
A. PRESUPUESTO DE FUNCIONAMIENTO.			3,011,229,768		3,011,229,768
C. PRESUPUESTO DE INVERSION.			1,035,517,500		1,035,517,500
111		CONSTRUCCION DE INFRAES-TRUCTURA PROPIA DEL SECTOR	100,000,000		100,00 0,000
	1503	FORMAS ASOCIATIVAS Y COOPERATIVAS	100,000,000		100,000,000
121		CONSTRUCCION DE INFRAES-TRUCTURA ADMINISTRATIVA	285,517,500		285,517,500
	1503	FORMAS ASOCIATIVAS Y	285,517,500		285,517,500

		COOPERATIVAS			
211		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES SUMINISTROS Y SERVICIOS PROPIOS DEL SECTOR	100,000,000		100,000,000
	1503	FORMAS ASOCIATIVAS Y COOPERATIVAS	100,000,000		100,000,000
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO	100,000,000		100,000,000
	1503	FORMAS ASOCIATIVAS Y COOPERATIVAS	100,000,000		100,000,000
410		INVESTIGACION BASICA, APLICADA Y ESTUDIOS	450,000,000		450,000,000
	1503	FORMAS ASOCIATIVAS Y COOPERATIVAS	450,000,000		450,000,000
TOTAL PRESUPUESTO SECCION			4,046,747,268		4,046,747,268

SECCION: 1101

MINISTERIO DE RELACIONES EXTERIORES

A. PRESUPUESTO DE FUNCIONAMIENTO.			155,839,596,565		155,839,596,565
TOTAL PRESUPUESTO SECCION			155,839,596,565		155,839,596,565

SECCION: 1102

FONDO ROTATORIO DEL MINISTERIO DE RELACIONES EXTERIORES

A. PRESUPUESTO DE FUNCIONAMIENTO.			97,905,552,142	43,246,396,689	141,151,948,831
C. PRESUPUESTO DE INVERSION.			1,035,000,000	4,105,000,000	5,140,000,000
123		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA ADMINISTRATIVA		1,932,250,000	1,932,250,000
	1002	RELACIONES EXTERIORES		1,932,250,000	1,932,250,000
211		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES SUMINISTROS Y SERVICIOS PROPIOS DEL SECTOR	1,035,000,000	1,890,000,000	2,925,000,000
	1002	RELACIONES EXTERIORES	1,035,000,000	1,890,000,000	2,925,000,000
221		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES, SUMINISTROS Y SERVICIOS ADMINISTRATIVOS		282,750,000	282,750,000
	1002	RELACIONES EXTERIORES		282,750,000	282,750,000
TOTAL PRESUPUESTO SECCION			98,940,552,142	47,351,396,689	146,291,948,831

SECCION: 1301

MINISTERIO DE HACIENDA Y CREDITO PUBLICO

A. PRESUPUESTO DE FUNCIONAMIENTO.			5,963,295,429,193		5,963,295,429,193
C. PRESUPUESTO DE INVERSION.			1,861,852,487,441		1,861,852,487,441
111		CONSTRUCCION DE INFRAESTRUCTURA PROPIA DEL SECTOR	271,650,472,000		271,650,472,000
	604	RED URBANA	271,650,472,000		271,650,472,000
123		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA ADMINISTRATIVA	2,072,500,000		2,072,500,000
	1000	INTERSUBSECTORIAL	2,072,500,000		2,072,500,000

		GOBIERNO		
221		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES, SUMINISTROS Y SERVICIOS ADMINISTRATIVOS	4,500,000,000	4,500,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	4,500,000,000	4,500,000,000
510		ASISTENCIA TECNICA, DIVULGACION Y CAPACITACION A FUNCIONARIOS DEL ESTADO PARA APOYO A LA ADMINISTRACION DEL ESTADO	550,000,000	550,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	550,000,000	550,000,000
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO	56,878,515,441	56,878,515,441
	1000	INTERSUBSECTORIAL GOBIERNO	56,878,515,441	56,878,515,441
610		CREDITOS	165,000,000,000	165,000,000,000
	304	SERVICIOS INTEGRALES DE SALUD	165,000,000,000	165,000,000,000
620		SUBSIDIOS DIRECTOS	80,000,000,000	80,000,000,000
	1400	INTERSUBSECTORIAL VIVIENDA	80,000,000,000	80,000,000,000
630		TRANSFERENCIAS	140,361,000,000	140,361,000,000
	600	INTERSUBSECTORIAL TRANSPORTE	140,361,000,000	140,361,000,000
650		CAPITALIZACION	1,140,840,000,000	1,140,840,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	1,140,840,000,000	1,140,840,000,000
TOTAL PRESUPUESTO SECCION			7,825,147,916,634	7,825,147,916,634

SECCION: 1308

UNIDAD ADMINISTRATIVA ESPECIAL CONTADURIA GENERAL DE LA NACION

A. PRESUPUESTO DE FUNCIONAMIENTO.			9,689,831,198	9,689,831,198
C. PRESUPUESTO DE INVERSION.			1,863,000,000	1,863,000,000
221		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES, SUMINISTROS Y SERVICIOS ADMINISTRATIVOS	1,063,000,000	1,063,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	1,063,000,000	1,063,000,000
410		INVESTIGACION BASICA, APLICADA Y ESTUDIOS	300,000,000	300,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	300,000,000	300,000,000
510		ASISTENCIA TECNICA, DIVULGACION Y CAPACITACION A FUNCIONARIOS DEL ESTADO PARA APOYO A LA ADMINISTRACION DEL ESTADO	500,000,000	500,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	500,000,000	500,000,000

TOTAL PRESUPUESTO SECCION		11,552,831,198		11,552,831,198

SECCION: 1309

SUPERINTENDENCIA DE LA ECONOMIA SOLIDARIA

A. PRESUPUESTO DE FUNCIONAMIENTO.			4,700,340,626	4,700,340,626
C. PRESUPUESTO DE INVERSION.		605,000,000	600,000,000	1,205,000,000
211	ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES SUMINISTROS Y SERVICIOS PROPIOS DEL SECTOR	200,000,000	300,000,000	500,000,000

CTA. PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
	1000	INTERSUBSECTORIAL GOBIERNO	200,000,000	300,000,000	500,000,000
510		ASISTENCIA TECNICA, DIVULGACION Y CAPACITACION A FUNCIONARIOS DEL ESTADO PARA APOYO A LA ADMINISTRACION DEL ESTADO		31,000,000	31,000,000
	1000	INTERSUBSECTORIAL GOBIERNO		31,000,000	31,000,000
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO	405,000,000	269,000,000	674,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	405,000,000	269,000,000	674,000,000
TOTAL PRESUPUESTO SECCION			605,000,000	5,300,340,626	5,905,340,626

SECCION: 1310

UNIDAD ADMINISTRATIVA ESPECIAL DIRECCION DE IMPUESTOS Y ADUANAS NACIONALES

CTA. PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A. PRESUPUESTO DE FUNCIONAMIENTO.			273,396,872,288	26,060,700,000	299,457,572,288
C. PRESUPUESTO DE INVERSION.			61,892,100,000	2,000,000,000	63,892,100,000
111		CONSTRUCCION DE INFRAESTRUCTURA PROPIA DEL SECTOR	2,350,000,000		2,350,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	2,350,000,000		2,350,000,000
123		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA ADMINISTRATIVA		2,000,000,000	2,000,000,000
	1000	INTERSUBSECTORIAL GOBIERNO		2,000,000,000	2,000,000,000
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO	59,542,100,000		59,542,100,000
	1000	INTERSUBSECTORIAL GOBIERNO	59,542,100,000		59,542,100,000
TOTAL PRESUPUESTO SECCION			335,288,972,288	28,060,700,000	363,349,672,288

SECCION: 1311

SUPERINTENDENCIA BANCARIA

CTA. PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A. PRESUPUESTO DE FUNCIONAMIENTO.				63,289,210,025	63,289,210,025
C. PRESUPUESTO DE INVERSION.				13,638,900,000	13,638,900,000
123		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA ADMINISTRATIVA		888,900,000	888,900,000
	1000	INTERSUBSECTORIAL GOBIERNO		888,900,000	888,900,000
221		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES, SUMINISTROS Y SERVICIOS ADMINISTRATIVOS		10,387,310,000	10,387,310,000
	1000	INTERSUBSECTORIAL GOBIERNO		10,387,310,000	10,387,310,000

222		MANTENIMIENTO DE EQUIPOS, MATERIALES, SUMINISTROS Y SERVICIOS ADMINISTRATIVOS		600,000,000	600,000,000
	1000	INTERSUBSECTORIAL GOBIERNO		600,000,000	600,000,000
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO		652,500,000	652,500,000
	1000	INTERSUBSECTORIAL GOBIERNO		652,500,000	652,500,000
440		ACTUALIZACION DE INFORMA-CION PARA PROCESAMIENTO		231,150,000	231,150,000
	1000	INTERSUBSECTORIAL GOBIERNO		231,150,000	231,150,000
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO		879,040,000	879,040,000
	1000	INTERSUBSECTORIAL GOBIERNO		879,040,000	879,040,000
TOTAL PRESUPUESTO SECCION				76,928,110,025	76,928,110,025

SECCION: 1312

UNIDAD DE INFORMACION Y ANALISIS FINANCIERO

A. PRESUPUESTO DE FUNCIONAMIENTO.	3,555,775,958		3,555,775,958
TOTAL PRESUPUESTO SECCION	3,555,775,958		3,555,775,958

SECCION: 1401

SERVICIO DE LA DEUDA PUBLICA NACIONAL

B. PRESUPUESTO DE SERVICIO DE LA DEUDA PUBLICA.	31,232,688,975,674		31,232,688,975,674
TOTAL PRESUPUESTO SECCION	31,232,688,975,674		31,232,688,975,674

SECCION: 1501

MINISTERIO DE DEFENSA NACIONAL

A. PRESUPUESTO DE FUNCIONAMIENTO.			4,908,324,413,491		4,908,324,413,491
C. PRESUPUESTO DE INVERSION.			655,484,281,662		655,484,281,662
111		CONSTRUCCION DE INFRAES-TRUCTURA PROPIA DEL SECTOR	60,821,000,000		60,821,000,000
	100	INTERSUBSECTORIAL DEFENSA Y SEGURIDAD	19,251,000,000		19,251,000,000
	101	DEFENSA Y SEGURIDAD INTERNA	28,314,000,000		28,314,000,000
	300	INTERSUBSECTORIAL SALUD	7,400,000,000		7,400,000,000
	607	TRANSPORTE MARITIMO	856,000,000		856,000,000
	1400	INTERSUBSECTORIAL VIVIENDA	5,000,000,000		5,000,000,000
113		MEJORAMIENTO Y MANTENI-MIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR	19,226,000,000		19,226,00 0,000
	100	INTERSUBSECTORIAL DEFENSA Y SEGURIDAD	3,081,000,000		3,081,000,000
	101	DEFENSA Y SEGURIDAD INTERNA	9,811,000,000		9,811,000,000
	705	EDUCACION SUPERIOR	1,000,000,000		1,000,000,000
	1200	INTERSUBSECTORIAL SANEAMIENTO BASICO	1,023,000,000		1,023,000,000
	1201	ACUEDUCTO Y ALCANTARILLADO	4,311,000,000		4,311,000,000

121		CONSTRUCCION DE INFRAESTRUCTURA ADMINISTRATIVA	735,000,000		735,000,000
	101	DEFENSA Y SEGURIDAD INTERNA	735,000,000		735,000,000
211		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES SUMINISTROS Y SERVICIOS PROPIOS DEL SECTOR	436,631,281,662		436,631,281,662
	100	INTERSUBSECTORIAL DEFENSA Y SEGURIDAD	216,336,135,064		216,336,135,064
	101	DEFENSA Y SEGURIDAD INTERNA	214,982,146,598		214,982,146,598
	300	INTERSUBSECTORIAL SALUD	4,500,000,000		4,500,000,000
	1300	INTERSUBSECTORIAL TRABAJO Y SEGURIDAD SOCIAL	813,000,000		813,000,000
212		MANTENIMIENTO DE EQUIPOS, MATERIALES, SUMINISTROS Y SERVICIOS PROPIOS DEL SECTOR	128,023,000,000		128,023,000,000
	100	INTERSUBSECTORIAL DEFENSA Y SEGURIDAD	78,830,000,000		78,830,000,000
	101	DEFENSA Y SEGURIDAD INTERNA	49,193,000,000		49,193,000,000
221		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES, SUMINISTROS Y SERVICIOS ADMINISTRATIVOS	1,654,000,000		1,654,000,000
	101	DEFENSA Y SEGURIDAD INTERNA	1,654,000,000		1,654,000,000
222		MANTENIMIENTO DE EQUIPOS, MATERIALES, SUMINISTROS Y SERVICIOS ADMINISTRATIVOS	7,680,000,000		7,680,000,000
	101	DEFENSA Y SEGURIDAD INTERNA	7,680,000,000		7,680,000,000
410		INVESTIGACION BASICA, APLICADA Y ESTUDIOS	714,000,000		714,000,000
	100	INTERSUBSECTORIAL DEFENSA Y SEGURIDAD	600,000,000		600,000,000
	101	DEFENSA Y SEGURIDAD INTERNA	114,000,000		114,000,000
TOTAL PRESUPUESTO SECCION			5,563,808,695,153		5,563,808,695,153

SECCION: 1503

CAJA DE RETIRO DE LAS FUERZAS MILITARES

A. PRESUPUESTO DE FUNCIONAMIENTO.			743,246,352,609	53,475,823,000	796,722,175,609
C. PRESUPUESTO DE INVERSION.				3,573,000,000	3,573,000,000
211		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES SUMINISTROS Y SERVICIOS PROPIOS DEL SECTOR		200,000,000	200,000,000
	101	DEFENSA Y SEGURIDAD INTERNA		200,000,000	200,000,000
212		MANTENIMIENTO DE EQUIPOS, MATERIALES, SUMINISTROS Y SERVICIOS PROPIOS DEL SECTOR		3,373,000,000	3,373,000,000

CTA. PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
	100	INTERSUBSECTORIAL DEFENSA Y SEGURIDAD		3,373,000,000	3,373,000,000
TOTAL PRESUPUESTO SECCION			743,246,352,609	57,048,823,000	800,295,175,609
		SECCION: 1504			
		FONDO ROTATORIO DEL EJERCITO			
A. PRESUPUESTO DE FUNCIONAMIENTO.				227,516,166,055	227,516,166,055
TOTAL PRESUPUESTO SECCION				227,516,166,055	227,516,166,055
		SECCION: 1505			
		FONDO ROTATORIO DE LA ARMADA NACIONAL			
A. PRESUPUESTO DE FUNCIONAMIENTO.				100,879,474,376	100,879,474,376
TOTAL PRESUPUESTO SECCION				100,879,474,376	100,879,474,376
		SECCION: 1506			
		FONDO ROTATORIO DE LA FUERZA AEREA			
A. PRESUPUESTO DE FUNCIONAMIENTO.				65,188,134,332	65,188,134,332
C. PRESUPUESTO DE INVERSION.				2,050,000,000	2,050,000,000
111		CONSTRUCCION DE INFRAESTRUCTURA PROPIA DEL SECTOR		150,000,000	150,000,000
	100	INTERSUBSECTORIAL DEFENSA Y SEGURIDAD		150,000,000	150,000,000
112		ADQUISICION DE INFRAESTRUCTURA PROPIA DEL SECTOR		400,000,000	400,000,000
	100	INTERSUBSECTORIAL DEFENSA Y SEGURIDAD		400,000,000	400,000,000
113		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR		60,000,000	60,000,000
	100	INTERSUBSECTORIAL DEFENSA Y SEGURIDAD		60,000,000	60,000,000
121		CONSTRUCCION DE INFRAESTRUCTURA ADMINISTRATIVA		1,440,000,000	1,440,000,000
	100	INTERSUBSECTORIAL DEFENSA Y SEGURIDAD		1,440,000,000	1,440,000,000
TOTAL PRESUPUESTO SECCION				67,238,134,332	67,238,134,332
		SECCION: 1507			
		INSTITUTO CASAS FISCALES DEL EJERCITO			
A. PRESUPUESTO DE FUNCIONAMIENTO.				20,156,448,844	20,156,448,844
C. PRESUPUESTO DE INVERSION.				6,411,000,000	6,411,000,000
111		CONSTRUCCION DE INFRAESTRUCTURA PROPIA DEL SECTOR		5,411,000,000	5,411,000,000
	1400	INTERSUBSECTORIAL VIVIENDA		5,411,000,000	5,411,000,000
113		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR		1,000,000,000	1,000,000,000
	1400	INTERSUBSECTORIAL VIVIENDA		1,000,000,000	1,000,000,000

TOTAL PRESUPUESTO SECCION				26,567,448,844	26,567,448,844

SECCION: 1508

DEFENSA CIVIL COLOMBIANA

A. PRESUPUESTO DE FUNCIONAMIENTO.			6,890,326,444	1,026,130,604	7,916,457,048
C. PRESUPUESTO DE INVERSION.			979,000,000		979,000,000
111		CONSTRUCCION DE INFRAES-TRUCTURA PROPIA DEL SECTOR	227,800,000		227,800,000
	103	DEFENSA CIVIL	227,800,000		227,800,000
211		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES SUMINISTROS Y SERVICIOS PROPIOS DEL SECTOR	751,200,000		751,200,000
	103	DEFENSA CIVIL	751,200,000		751,200,000
TOTAL PRESUPUESTO SECCION			7,869,326,444	1,026,130,604	8,895,457,048

SECCION: 1510

CLUB MILITAR DE OFICIALES

A. PRESUPUESTO DE FUNCIONAMIENTO.				19,274,822,998	19,274,822,998
C. PRESUPUESTO DE INVERSION.				4,211,000,000	4,211,000,000
123		MEJORAMIENTO Y MANTENI-MIENTO DE INFRAESTRUCTURA ADMINISTRATIVA		3,011,000,000	3,011,000,000
	100	INTERSUBSECTORIAL DEFENSA Y SEGURIDAD		3,011,000,000	3,011,000,000
640		INVERSIONES Y APORTES FINANCIEROS		1,200,000,000	1,200,000,000
	100	INTERSUBSECTORIAL DEFENSA Y SEGURIDAD		1,200,000,000	1,200,000,000
TOTAL PRESUPUESTO SECCION				23,485,822,998	23,485,822,998

SECCION: 1511

CAJA DE SUELDOS DE RETIRO DE LA POLICIA NACIONAL

A. PRESUPUESTO DE FUNCIONAMIENTO.			870,765,549,134	89,490,030,467	960,255,579,601
TOTAL PRESUPUESTO SECCION			870,765,549,134	89,490,030,467	960,255,579,601

SECCION: 1512

FONDO ROTATORIO DE LA POLICIA

A. PRESUPUESTO DE FUNCIONAMIENTO.				292,920,944,530	292,920,944,530
TOTAL PRESUPUESTO SECCION				292,920,944,530	292,920,944,530

SECCION: 1519

HOSPITAL MILITAR

A. PRESUPUESTO DE FUNCIONAMIENTO.			12,793,817,300	103,027,579,128	115,821,396,428
C. PRESUPUESTO DE INVERSION.			10,046,000,000		10,046,000,000
123		MEJORAMIENTO Y MANTENI-MIENTO DE INFRAESTRUCTURA ADMINISTRATIVA	3,835,000,000		3,835,000,000
	100	INTERSUBSECTORIAL DEFENSA Y SEGURIDAD	3,835,000,000		3,835,000,000
211		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES SUMINISTROS Y SERVICIOS PROPIOS DEL SECTOR	4,373,000,000		4,373,000,000
	100	INTERSUBSECTORIAL DEFENSA Y SEGURIDAD	4,373,000,000		4,373,000,000

212		MANTENIMIENTO DE EQUIPOS, MATERIALES, SUMINISTROS Y SERVICIOS PROPIOS DEL SECTOR	342,000,000		342,000,000
	100	INTERSUBSECTORIAL DEFENSA Y SEGURIDAD	342,000,000		342,000,000
221		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES, SUMINISTROS Y SERVICIOS ADMINISTRATIVOS	1,496,000,000		1,496,000,000
	100	INTERSUBSECTORIAL DEFENSA Y SEGURIDAD	1,496,000,000		1,496,000,000
TOTAL PRESUPUESTO SECCION			22,839,817,300	103,027,579,128	125,867,396,428

SECCION: 1601
POLICIA NACIONAL

A PRESUPUESTO DE FUNCIONAMIENTO.			3,154,273,306,666		3,154,273,306,666
C. PRESUPUESTO DE INVERSION.			102,600,000,000		102,600,000,000
111		CONSTRUCCION DE INFRAESTRUCTURA PROPIA DEL SECTOR	18,000,000,000		18,000,000,000
	101	DEFENSA Y SEGURIDAD INTERNA	16,000,000,000		16,000,000,000
	705	EDUCACION SUPERIOR	2,000,000,000		2,000,000,000
112		ADQUISICION DE INFRAESTRUCTURA PROPIA DEL SECTOR	10,000,000,000		10,000,000,000
	101	DEFENSA Y SEGURIDAD INTERNA	7,000,000,000		7,000,000,000
	1400	INTERSUBSECTORIAL VIVIENDA	3,000,000,000		3,000,000,000
113		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR	1,000,000,000		1,000,000,000
	101	DEFENSA Y SEGURIDAD INTERNA	1,000,000,000		1,000,000,000
211		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES SUMINISTROS Y SERVICIOS PROPIOS DEL SECTOR	69,600,000,000		69,600,000,000
	101	DEFENSA Y SEGURIDAD INTERNA	65,000,000,000		65,000,000,000
	300	INTERSUBSECTORIAL SALUD	4,600,000,000		4,600,000,000
221		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES, SUMINISTROS Y SERVICIOS ADMINISTRATIVOS	4,000,000,000		4,000,000,000
	101	DEFENSA Y SEGURIDAD INTERNA	4,000,000,000		4,000,000,000
TOTAL PRESUPUESTO SECCION			3,256,873,306,666		3,256,873,306,666

SECCION: 1701
MINISTERIO DE AGRICULTURA Y DESARROLLO RURAL

A. PRESUPUESTO DE FUNCIONAMIENTO.			116,376,900,000		116,376,900,000
C. PRESUPUESTO DE INVERSION.			248,832,115,077		248,832,115,077
310		DIVULGACION, ASISTENCIA	14,500,000,000		14,500,000,000

		TECNICA Y CAPACITACION DEL RECURSO HUMANO		
	1100	INTERSUBSECTORIAL AGROPECUARIO	14,500,000,000	14,500,000,000
320		PROTECCION Y BIENESTAR SOCIAL DEL RECURSO HUMANO	7,000,000,000	7,000,000,000
	1500	INTERSUBSECTORIAL DESARROLLO COMUNITARIO	7,000,000,000	7,000,000,000
410		INVESTIGACION BASICA, APLICADA Y ESTUDIOS	14,332,115,077	14,332,115,077
	1100	INTERSUBSECTORIAL AGROPECUARIO	14,332,115,077	14,332,115,077
430		LEVANTAMIENTO DE INFORMACION PARA PROCESAMIENTO	6,400,000,000	6,400,000,000

CTA. PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
	1100	INTERSUBSECTORIAL AGROPECUARIO	6,400,000,000		6,400,000,000
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO	134,600,000,000		134,600,000,000
	1100	INTERSUBSECTORIAL AGROPECUARIO	5,000,000,000		5,000,000,000
	1106	COMERCIALIZACION	129,600,000,000		129,600,000,000
610		CREDITOS	18,000,000,000		18,000,000,000
	1100	INTERSUBSECTORIAL AGROPECUARIO	18,000,000,000		18,000,000,000
620		SUBSIDIOS DIRECTOS	46,000,000,000		46,000,000,000
	1401	SOLUCIONES DE VIVIENDA RURAL	46,000,000,000		46,000,000,000
630		TRANSFERENCIAS	8,000,000,000		8,000,000,000
	902	MANEJO	8,000,000,000		8,000,000,000
TOTAL PRESUPUESTO SECCION			365,209,015,077		365,209,015,077

SECCION: 1702

INSTITUTO COLOMBIANO AGROPECUARIO (ICA)

CTA. PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A. PRESUPUESTO DE FUNCIONAMIENTO.			48,499,400,000	2,722,200,000	51,221,600,000
B. PRESUPUESTO DE SERVICIO DE LA DEUDA PUBLICA.			341,900,000		341,900,000
C. PRESUPUESTO DE INVERSION.			5,844,516,740	21,824,700,000	27,669,216,740
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO		600,000,000	600,000,000
	1100	INTERSUBSECTORIAL AGROPECUARIO		600,000,000	600,000,000
410		INVESTIGACION BASICA, APLICADA Y ESTUDIOS	1,700,000,000		1,700,000,000
	1100	INTERSUBSECTORIAL AGROPECUARIO	1,700,000,000		1,700,000,000
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO	4,144,516,740	21,224,700,000	25,369,216,740
	1100	INTERSUBSECTORIAL AGROPECUARIO	4,144,516,740	21,224,700,000	25,369,216,740
TOTAL PRESUPUESTO SECCION			54,685,816,740	24,546,900,000	79,232,716,740

SECCION: 1703

INSTITUTO COLOMBIANO DE LA REFORMA AGRARIA - INCORA EN LIQUIDACION

CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A. PRESUPUESTO DE FUNCIONAMIENTO.	71,196,400,000	849,700,000	72,046,100,000
TOTAL PRESUPUESTO SECCION	71,196,400,000	849,700,000	72,046,100,000

SECCION: 1705

INSTITUTO NACIONAL DE ADECUACION DE TIERRAS - INAT EN LIQUIDACION

CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A. PRESUPUESTO DE FUNCIONAMIENTO.	14,636,500,000	267,000,000	14,903,500,000
TOTAL PRESUPUESTO SECCION	14,636,500,000	267,000,000	14,903,500,000

SECCION: 1713

INSTITUTO COLOMBIANO DE DESARROLLO RURAL – INCODER

CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A. PRESUPUESTO DE FUNCIONAMIENTO.	32,124,300,000	1,760,200,000	33,884,500,000

C. PRESUPUESTO DE INVERSION.			98,770,742,000	18,661,800,000	117,432,542,00 0
111		CONSTRUCCION DE INFRAES-TRUCTURA PROPIA DEL SECTOR	79,407,100,000	12,481,800,000	91,888,900,000
	1101	PRODUCCION Y APROVE-CHAMIENTO AGRICOLA	79,407,100,000	12,481,800,000	91,888,900,000
112		ADQUISICION DE INFRAES-TRUCTURA PROPIA DEL SECTOR	6,300,000,000	830,000,000	7,130,000,000
	1107	TENENCIA DE LA TIERRA	6,300,000,000	830,000,000	7,130,000,000
113		MEJORAMIENTO Y MANTENI-MIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR		300,000,000	300,000,000
	1101	PRODUCCION Y APROVECHA-MIENTO AGRICOLA		300,000,000	300,000,000
211		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES SUMINISTROS Y SERVICIOS PROPIOS DEL SECTOR	1,000,000,000		1,000,000,000
	1102	PRODUCCION Y APROVECHAMIENTO PECUARIO	1,000,000,000		1,000,000,000
320		PROTECCION Y BIENESTAR SOCIAL DEL RECURSO HUMANO	6,260,000,000		6,260,000,000
	1100	INTERSUBSECTORIAL AGROPECUARIO	6,260,000,000		6,260,000,000
410		INVESTIGACION BASICA, APLICADA Y ESTUDIOS	362,000,000	750,000,000	1,112,000,000
	1104	PESCA Y ACUICULTURA	362,000,000	750,000,000	1,112,000,000
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO	441,642,000	800,000,000	1,241,642,000
	1104	PESCA Y ACUICULTURA	441,642,000	800,000,000	1,241,642,000
620		SUBSIDIOS DIRECTOS	5,000,000,000	3,500,000,000	8,500,000,000
	1107	TENENCIA DE LA TIERRA	5,000,000,000	3,500,000,000	8,500,000,000
TOTAL PRESUPUESTO SECCION			130,895,042,000	20,422,000,000	151,317,042,00 0

SECCION: 2101
MINISTERIO DE MINAS Y ENERGIA

A. PRESUPUESTO DE FUNCIONAMIENTO.			67,726,274,700		67,726,274,700
C. PRESUPUESTO DE INVERSION.			624,468,690,000		624,468,690,00 0
111		CONSTRUCCION DE INFRAES-TRUCTURA PROPIA DEL SECTOR	925,000,000		925,000,000
	506	RECURSOS NATURALES ENERGETICOS NO RENOVABLES	925,000,000		925,000,000
113		MEJORAMIENTO Y MANTENI-MIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR	900,000,000		900,000,000
	400	INTERSUBSECTORIAL COMUNICACIONES	600,000,000		600,000,000
	406	SERVICIOS DE VALOR AGRE-GADO EN COMUNICACIONES	300,000,000		300,000,000
410		INVESTIGACION BASICA,	1,700,000,000		1,700,000,000

		APLICADA Y ESTUDIOS			
	500	INTERSUBSECTORIAL ENERGIA	600,000,000		600,000,000
	501	GENERACION ELECTRICA	400,000,000		400,000,000
	502	TRANSMISION ELECTRICA	400,000,000		400,000,000
	504	DISTRIBUCION ELECTRICA	100,000,000		100,000,000
	506	RECURSOS NATURALES ENERGETICOS NO RENOVABLES	200,000,000		200,000,000
620		SUBSIDIOS DIRECTOS	315,000,000,000		315,000,000,000
	500	INTERSUBSECTORIAL ENERGIA	315,000,000,000		315,000,000,000
630		TRANSFERENCIAS	305,943,690,000		305,943,690,000
	500	INTERSUBSECTORIAL ENERGIA	305,943,690,000		305,943,690,000
TOTAL PRESUPUESTO SECCION			692,194,964,700		692,194,964,700

SECCION: 2103

INSTITUTO DE INVESTIGACION E INFORMACION GEOCIENTIFICA, MINERO AMBIENTAL Y NUCLEAR – INGEOMINAS

A. PRESUPUESTO DE FUNCIONAMIENTO.			15,731,012,328	10,635,100,000	26,366,112,328
C. PRESUPUESTO DE INVERSION.			10,000,000,000	15,664,700,000	25,664,700,000
221		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES, SUMINISTROS Y SERVICIOS ADMINISTRATIVOS	3,200,000,000		3,200,000,000
	207	MINERIA	3,200,000,000		3,200,000,000
410		INVESTIGACION BASICA, APLICADA Y ESTUDIOS	5,300,000,000	12,020,000,000	17,320,000,000
	207	MINERIA	5,300,000,000	12,020,000,000	17,320,000,000
430		LEVANTAMIENTO DE INFORMACION PARA PROCESAMIENTO	1,500,000,000	3,644,700,000	5,144,700,000
	207	MINERIA	1,500,000,000	3,644,700,000	5,144,700,000
TOTAL PRESUPUESTO SECCION			25,731,012,328	26,299,800,000	52,030,812,328

SECCION: 2109

UNIDAD DE PLANEACION MINERO ENERGETICA – UPME

A. PRESUPUESTO DE FUNCIONAMIENTO.				3,607,652,479	3,607,652,479
C. PRESUPUESTO DE INVERSION.				7,421,000,000	7,421,000,000
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO		2,313,889,000	2,313,889,000
	500	INTERSUBSECTORIAL ENERGIA		942,889,000	942,889,000
	506	RECURSOS NATURALES ENERGETICOS NO RENOVABLES		1,371,000,000	1,371,000,000
410		INVESTIGACION BASICA, APLICADA Y ESTUDIOS		1,106,115,000	1,106,115,000
	207	MINERIA		1,103,058,000	1,103,058,000
	500	INTERSUBSECTORIAL ENERGIA		3,057,000	3,057,000
510		ASISTENCIA TECNICA, DIVULGA-CION Y CAPACITACION A FUNCIONARIOS DEL ESTADO PARA APOYO A LA ADMINISTRACION DEL ESTADO		3,669,000	3,669,000
	207	MINERIA		3,669,000	3,669,000
520		ADMINISTRACION, CONTROL Y		3,997,327,000	3,997,327,000

	ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO		
500	INTERSUBSECTORIAL ENERGIA	2,095,457,000	2,095,457,000
1000	INTERSUBSECTORIAL GOBIERNO	1,901,870,000	1,901,870,000
TOTAL PRESUPUESTO SECCION		11,028,652,479	11,028,652,479

SECCION: 2110

INSTITUTO DE PLANIFICACION Y PROMOCION DE SOLUCIONES ENERGETICAS – IPSE

CTA. PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A. PRESUPUESTO DE FUNCIONAMIENTO.			24,198,279,897	9,357,025,542	33,555,305,439
B. PRESUPUESTO DE SERVICIO DE LA DEUDA PUBLICA.			20,327,900,000		20,327,900,000
C. PRESUPUESTO DE INVERSION.			5,009,500,000		5,009,500,000
111		CONSTRUCCION DE INFRAESTRUCTURA PROPIA DEL SECTOR	2,650,000,000		2,650,000,000
	501	GENERACION ELECTRICA	2,650,000,000		2,650,000,000
420		ESTUDIOS DE PREINVERSION	2,359,500,000		2,359,500,000
	500	INTERSUBSECTORIAL ENERGIA	2,359,500,000		2,359,500,000
TOTAL PRESUPUESTO SECCION			49,535,679,897	9,357,025,542	58,892,705,439

SECCION: 2111

AGENCIA NACIONAL DE HIDROCARBUROS – ANH

CTA. PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A. PRESUPUESTO DE FUNCIONAMIENTO.				2,017,320,908,940	2,017,320,908,940
C. PRESUPUESTO DE INVERSION.				214,016,500,000	214,016,500,000
112		ADQUISICION DE INFRAESTRUCTURA PROPIA DEL SECTOR		5,500,000,000	5,500,000,000
	506	RECURSOS NATURALES ENERGETICOS NO RENOVABLES		5,500,000,000	5,500,000,000
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO		4,987,500,000	4,987,500,000
	506	RECURSOS NATURALES ENERGETICOS NO RENOVABLES		4,987,500,000	4,987,500,000
410		INVESTIGACION BASICA, APLICADA Y ESTUDIOS		203,529,000,000	203,529,000,000
	506	RECURSOS NATURALES ENERGETICOS NO RENOVABLES		203,529,000,000	203,529,000,000
TOTAL PRESUPUESTO SECCION				2,231,337,408,940	2,231,337,408,940

SECCION: 2201

MINISTERIO DE EDUCACION NACIONAL

CTA. PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A. PRESUPUESTO DE FUNCIONAMIENTO.			11,793,740,631,781		11,793,740,631,781
C. PRESUPUESTO DE INVERSION.			350,543,647,532		350,543,647,532
111		CONSTRUCCION DE INFRAESTRUCTURA PROPIA DEL SECTOR	2,382,000,000		2,382,000,000
	700	INTERSUBSECTORIAL EDUCACION	1,200,000,000		1,200,000,000
	705	EDUCACION SUPERIOR	1,182,000,000		1,182,000,000
113		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR	84,642,000,000		84,642,000,000
	700	INTERSUBSECTORIAL EDUCACION	1,000,000,000		1,000,000,000
	703	EDUCACION SECUNDARIA	82,400,000,000		82,400,000,000
	705	EDUCACION SUPERIOR	1,242,000,000		1,242,000,000
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL	70,716,527,071		70,716,527,071

		RECURSO HUMANO			
	700	INTERSUBSECTORIAL EDUCACION	52,145,057,000		52,145,057,000
	705	EDUCACION SUPERIOR	18,571,470,071		18,571,470,071
620		SUBSIDIOS DIRECTOS	150,000,000,000		150,000,000,000
	703	EDUCACION SECUNDARIA	150,000,000,000		150,000,000,000
640		INVERSIONES Y APORTES FINANCIEROS	42,803,120,461		42,803,120,461
	705	EDUCACION SUPERIOR	42,803,120,461		42,803,120,461
TOTAL PRESUPUESTO SECCION			12,144,284,279,313		12,144,284,279,313

SECCION: 2202

INSTITUTO COLOMBIANO PARA EL FOMENTO DE LA EDUCACION SUPERIOR (ICFES)

A. PRESUPUESTO DE FUNCIONAMIENTO.				18,714,225,173	18,714,225,173
B. PRESUPUESTO DE SERVICIO DE LA DEUDA PUBLICA.			3,798,345,749		3,798,345,749
C. PRESUPUESTO DE INVERSION.				14,000,000,000	14,000,000,000
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO		14,000,000,000	14,000,000,000
	705	EDUCACION SUPERIOR		14,000,000,000	14,000,000,000
TOTAL PRESUPUESTO SECCION			3,798,345,749	32,714,225,173	36,512,570,922

SECCION: 2203

INSTITUTO COLOMBIANO DE CREDITO EDUCATIVO Y ESTUDIOS TECNICOS EN EL EXTERIOR (ICETEX)

A. PRESUPUESTO DE FUNCIONAMIENTO.				15,325,827,160	15,325,827,160
C. PRESUPUESTO DE INVERSION.			109,634,144,756	118,827,866,869	228,462,011,625
221		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES, SUMINISTROS Y SERVICIOS ADMINISTRATIVOS		1,500,000,000	1,500,000,000
	700	INTERSUBSECTORIAL EDUCACION		1,500,000,000	1,500,000,000
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO		300,000,000	300,000,000
	709	ARTE Y CULTURA		300,000,000	300,000,000
610		CREDITOS	109,634,144,756	117,027,866,869	226,662,011,625
	300	INTERSUBSECTORIAL SALUD	8,000,000,000		8,000,000,000
	700	INTERSUBSECTORIAL EDUCACION		1,694,400,000	1,694,400,000
	705	EDUCACION SUPERIOR	101,634,144,756	115,333,466,869	216,967,611,625
TOTAL PRESUPUESTO SECCION			109,634,144,756	134,153,694,029	243,787,838,785

SECCION: 2209

INSTITUTO NACIONAL PARA SORDOS (INSOR)

A. PRESUPUESTO DE FUNCIONAMIENTO.			1,797,470,595	45,250,000	1,842,720,595
C. PRESUPUESTO DE INVERSION.			526,701,000	209,040,000	735,741,000
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO	339,701,000	146,040,000	485,741,000
	705	EDUCACION SUPERIOR	75,000,000	116,040,000	191,040,000

	707	EDUCACION ESPECIAL	264,701,000	30,000,000	294,701,000
320		PROTECCION Y BIENESTAR SOCIAL DEL RECURSO HUMANO	91,000,000	38,000,000	129,000,000
	301	PREVENCION EN SALUD	75,000,000	30,000,000	105,000,000
	1300	INTERSUBSECTORIAL TRABAJO Y SEGURIDAD SOCIAL	16,000,000	8,000,000	24,000,000
410		INVESTIGACION BASICA, APLICADA Y ESTUDIOS	61,000,000	10,000,000	71,000,000
	707	EDUCACION ESPECIAL	61,000,000	10,000,000	71,000,000
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO	35,000,000	15,000,000	50,000,000
	700	INTERSUBSECTORIAL EDUCACION	35,000,000	15,000,000	50,000,000
TOTAL PRESUPUESTO SECCION			2,324,171,595	254,290,000	2,578,461,595

SECCION: 2210

INSTITUTO NACIONAL PARA CIEGOS (INCI)

A. PRESUPUESTO DE FUNCIONAMIENTO.			3,071,379,630	31,700,000	3,103,079,630
C. PRESUPUESTO DE INVERSION.			527,782,750	128,300,000	656,082,750
211		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES SUMINISTROS Y SERVICIOS PROPIOS DEL SECTOR	370,601,278	81,500,000	452,101,278
	707	EDUCACION ESPECIAL	370,601,278	81,500,000	452,101,278
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO	113,999,749	36,200,000	150,199,749
	707	EDUCACION ESPECIAL	113,999,749	36,200,000	150,199,749
410		INVESTIGACION BASICA, APLICADA Y ESTUDIOS	43,181,723	10,600,000	53,781,723
	707	EDUCACION ESPECIAL	43,181,723	10,600,000	53,781,723
TOTAL PRESUPUESTO SECCION			3,599,162,380	160,000,000	3,759,162,380

SECCION: 2211

INSTITUTO TECNOLOGICO PASCUAL BRAVO – MEDELLIN

A. PRESUPUESTO DE FUNCIONAMIENTO.			5,980,017,678	1,006,689,200	6,986,706,878
C. PRESUPUESTO DE INVERSION.				1,536,243,100	1,536,243,100
111		CONSTRUCCION DE INFRAES-TRUCTURA PROPIA DEL SECTOR		1,477,958,593	1,477,958,593
	705	EDUCACION SUPERIOR		1,477,958,593	1,477,958,593
640		INVERSIONES Y APORTES FINANCIEROS		58,284,507	58,284,507
	705	EDUCACION SUPERIOR		58,284,507	58,284,507
TOTAL PRESUPUESTO SECCION			5,980,017,678	2,542,932,300	8,522,949,978

SECCION: 2213

INSTITUTO COLOMBIANO DE LA PARTICIPACION "JORGE ELIECER GAITAN" EN LIQUIDACION

A. PRESUPUESTO DE FUNCIONAMIENTO.			122,139,342		122,139,342
TOTAL PRESUPUESTO SECCION			122,139,342		122,139,342

SECCION: 2226

UNIVERSIDAD NACIONAL ABIERTA Y A DISTANCIA – UNAD

A. PRESUPUESTO DE FUNCIONAMIENTO.			12,252,300,964	5,673,888,039	17,926,189,003
C. PRESUPUESTO DE INVERSION.			527,116,625	14,768,731,119	15,295,847,744
211		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERI ALES SUMINISTROS Y SERVICIOS		4,785,688,879	4,785,688,879

		PROPIOS DEL SECTOR			
	705	EDUCACION SUPERIOR		4,785,688,879	4,785,688,879
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO	375,000,000	8,790,383,990	9,165,383,990
	705	EDUCACION SUPERIOR	375,000,000	8,790,383,990	9,165,383,990

CTA. PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
410		INVESTIGACION BASICA, APLICADA Y ESTUDIOS	152,116,625	1,192,658,250	1,344,774,875
	705	EDUCACION SUPERIOR	152,116,625	1,192,658,250	1,344,774,875
TOTAL PRESUPUESTO SECCION			12,779,417,589	20,442,619,158	33,222,036,747
		SECCION: 2227			
		COLEGIO BOYACA			
A. PRESUPUESTO DE FUNCIONAMIENTO.			3,351,964,354	990,905,155	4,342,869,509
TOTAL PRESUPUESTO SECCION			3,351,964,354	990,905,155	4,342,869,509
		SECCION: 2230			
		COLEGIO MAYOR DE ANTIOQUIA			
A. PRESUPUESTO DE FUNCIONAMIENTO.			1,817,269,223	1,702,001,569	3,519,270,792
TOTAL PRESUPUESTO SECCION			1,817,269,223	1,702,001,569	3,519,270,792
		SECCION: 2231			
		COLEGIO MAYOR DE BOLIVAR			
A. PRESUPUESTO DE FUNCIONAMIENTO.			1,922,265,672	1,031,721,643	2,953,987,315
TOTAL PRESUPUESTO SECCION			1,922,265,672	1,031,721,643	2,953,987,315
		SECCION: 2232			
		COLEGIO MAYOR DEL CAUCA			
A. PRESUPUESTO DE FUNCIONAMIENTO.			1,393,189,815	666,015,084	2,059,204,899
C. PRESUPUESTO DE INVERSION.			100,000,000		100,000,000
113		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR	100,000,000		100,000,000
	705	EDUCACION SUPERIOR	100,000,000		100,000,000
TOTAL PRESUPUESTO SECCION			1,493,189,815	666,015,084	2,159,204,899
		SECCION: 2234			
		INSTITUTO TECNICO CENTRAL			
A. PRESUPUESTO DE FUNCIONAMIENTO.			4,628,626,006	1,126,481,000	5,755,107,006
C. PRESUPUESTO DE INVERSION.				800,000,000	800,000,000
113		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR		250,000,000	250,000,000
	705	EDUCACION SUPERIOR		250,000,000	250,000,000
211		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES SUMINISTROS Y SERVICIOS PROPIOS DEL SECTOR		490,000,000	490,000,000
	700	INTERSUBSECTORIAL EDUCACION		100,000,000	100,000,000
	705	EDUCACION SUPERIOR		390,000,000	390,000,000
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO		60,000,000	60,000,000
	705	EDUCACION SUPERIOR		60,000,000	60,000,000
TOTAL PRESUPUESTO SECCION			4,628,626,006	1,926,481,000	6,555,107,006
		SECCION: 2235			
		INSTITUTO SUPERIOR DE EDUCACION RURAL DE PAMPLONA – ISER			
A. PRESUPUESTO DE FUNCIONAMIENTO.			1,455,441,084	997,300,000	2,452,741,084
TOTAL PRESUPUESTO SECCION			1,455,441,084	997,300,000	2,452,741,084
		SECCION:2236			
		INSTITUTO DE EDUCACION TECNICA PROFESIONAL DE ROLDANILLO			
A. PRESUPUESTO DE FUNCIONAMIENTO.			1,498,383,432	548,091,570	2,046,475,002

TOTAL PRESUPUESTO SECCION	1,498,383,432	548,091,570	2,046,475,002

SECCION: 2237

INSTITUTO NACIONAL DE FORMACION TECNICA PROFESIONAL DE CIENAGA

A. PRESUPUESTO DE FUNCIONAMIENTO.	1,394,749,189	341,650,000	1,736,399,189
TOTAL PRESUPUESTO SECCION	1,394,749,189	341,650,000	1,736,399,189

SECCION: 2238

INSTITUTO NACIONAL DE FORMACION TECNICA PROFESIONAL DE SAN ANDRES Y PROVIDENCIA

A. PRESUPUESTO DE FUNCIONAMIENTO.	652,633,201	243,790,000	896,423,201
TOTAL PRESUPUESTO SECCION	652,633,201	243,790,000	896,423,201

SECCION: 2239

INSTITUTO NACIONAL DE FORMACION TECNICA PROFESIONAL DE SAN JUAN DEL CESAR

A. PRESUPUESTO DE FUNCIONAMIENTO.	1,277,241,695	367,434,049	1,644,675,744
TOTAL PRESUPUESTO SECCION	1,277,241,695	367,434,049	1,644,675,744

SECCION: 2240

INSTITUTO TECNICO AGRICOLA - ITA - DE BUGA

A. PRESUPUESTO DE FUNCIONAMIENTO.	1,461,133,409	277,895,000	1,739,028,409
TOTAL PRESUPUESTO SECCION	1,461,133,409	277,895,000	1,739,028,409

SECCION: 2241

INSTITUTO TOLIMENSE DE FORMACION TECNICA PROFESIONAL

A. PRESUPUESTO DE FUNCIONAMIENTO.	3,544,327,976	591,800,000	4,136,127,976
TOTAL PRESUPUESTO SECCION	3,544,327,976	591,800,000	4,136,127,976

SECCION: 2242

INSTITUTO TECNICO NACIONAL DE COMERCIO "SIMON RODRIGUEZ" DE CALI

A. PRESUPUESTO DE FUNCIONAMIENTO.	1,746,987,593	475,000,000	2,221,987,593
TOTAL PRESUPUESTO SECCION	1,746,987,593	475,000,000	2,221,987,593

SECCION: 2243

COLEGIO INTEGRADO NACIONAL "ORIENTE DE CALDAS"

A. PRESUPUESTO DE FUNCIONAMIENTO.	1,087,872,787	183,734,349	1,271,607,136
TOTAL PRESUPUESTO SECCION	1,087,872,787	183,734,349	1,271,607,136

SECCION: 2244

INSTITUTO PARA EL DESARROLLO DE LA DEMOCRACIA "LUIS CARLOS GALAN SARMIENTO" EN LIQUIDACION

A. PRESUPUESTO DE FUNCIONAMIENTO.	200,340,401		200,340,401
TOTAL PRESUPUESTO SECCION	200,340,401		200,340,401

SECCION: 2245

BIBLIOTECA PUBLICA PILOTO DE MEDELLIN PARA AMERICA LATINA

A. PRESUPUESTO DE FUNCIONAMIENTO.			1,079,101,189	126,907,116	1,206,008,305
C. PRESUPUESTO DE INVERSION.			73,547,100	152,801,826	226,348,926
211		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES SUMINISTROS Y SERVICIOS PROPIOS DEL SECTOR	73,547,100	152,801,826	226,348,926
	700	INTERSUBSECTORIAL EDUCACION	25,000,000	78,000,000	103,000,000
	709	ARTE Y CULTURA	48,547,100	74,801,826	123,348,926
TOTAL PRESUPUESTO SECCION			1,152,648,289	279,708,942	1,432,357,231

SECCION: 2252

INSTITUTO TECNOLOGICO DEL PUTUMAYO

A. PRESUPUESTO DE FUNCIONAMIENTO.	1,004,967,731	379,989,750	1,384,957,481
TOTAL PRESUPUESTO SECCION	1,004,967,731	379,989,750	1,384,957,481

SECCION: 2254

INSTITUTO TECNOLOGICO DE SOLEDAD - ATLANTICO ITSA

A. PRESUPUESTO DE FUNCIONAMIENTO.		1,441,746,667	1,152,831,550	2,594,578,217
C. PRESUPUESTO DE INVERSION.			683,802,032	683,802,032
211	ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES		632,139,032	632,139,032

		SUMINISTROS Y SERVICIOS PROPIOS DEL SECTOR			
	705	EDUCACION SUPERIOR		632,139,032	632,139,032
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO		51,663,000	51,663,000
	705	EDUCACION SUPERIOR		51,663,000	51,663,000
TOTAL PRESUPUESTO SECCION			1,441,746,667	1,836,633,582	3,278,380,249

SECCION: 2301

MINISTERIO DE COMUNICACIONES

A. PRESUPUESTO DE FUNCIONAMIENTO.			42,039,300,000		42,039,300,000
C. PRESUPUESTO DE INVERSION.			2,100,000,000		2,100,000,000
123		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA ADMINISTRATIVA	332,000,000		332,000,000
	400	INTERSUBSECTORIAL COMUNICACIONES	332,000,000		332,000,000
211		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES SUMINISTROS Y SERVICIOS PROPIOS DEL SECTOR	500,000,000		500,000,000
	400	INTERSUBSECTORIAL COMUNICACIONES	500,000,000		500,000,000
510		ASISTENCIA TECNICA, DIVULGACION Y CAPACITACION A FUNCIONARIOS DEL ESTADO PARA APOYO A LA ADMINISTRACION DEL ESTADO	1,268,000,000		1,268,000,000
	400	INTERSUBSECTORIAL COMUNICACIONES	1,268,000,000		1,268,000,000
TOTAL PRESUPUESTO SECCION			44,139,300,000		44,139,300,000

SECCION: 2306

FONDO DE COMUNICACIONES

A. PRESUPUESTO DE FUNCIONAMIENTO.				8,094,000,000	8,094,000,000
C. PRESUPUESTO DE INVERSION.			1,880,475,166	133,851,480,000	135,731,955,166
113		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR		1,852,000,000	1,852,000,000
	400	INTERSUBSECTORIAL COMUNICACIONES		1,852,000,000	1,852,000,000
123		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA ADMINISTRATIVA		2,200,000,000	2,200,000,000
	400	INTERSUBSECTORIAL COMUNICACIONES		2,200,000,000	2,200,000,000
211		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES SUMINISTROS Y SERVICIOS PROPIOS DEL SECTOR		88,263,277,500	88,263,277,500
	400	INTERSUBSECTORIAL COMUNICACIONES		88,263,277,500	88,263,277,500
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO		15,784,840,000	15,784,840,000
	400	INTERSUBSECTORIAL COMUNICACIONES		15,784,840,000	15,784,840,000

CTA. PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
410		INVESTIGACION BASICA, APLICADA Y ESTUDIOS		5,460,000,000	5,460,000,000
	400	INTERSUBSECTORIAL COMUNICACIONES		5,460,000,000	5,460,000,000
510		ASISTENCIA TECNICA, DIVULGACION Y CAPACITACION A FUNCIONARIOS DEL ESTADO PARA APOYO A LA ADMINISTRACION DEL ESTADO		238,000,000	238,000,000
	400	INTERSUBSECTORIAL COMUNICACIONES		238,000,000	238,000,000
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO	1,880,475,166	20,053,362,500	21,933,837,666
	401	CORREO		9,053,362,500	9,053,362,500
	1000	INTERSUBSECTORIAL GOBIERNO	1,880,475,166	11,000,000,000	12,880,475,166
TOTAL PRESUPUESTO SECCION			1,880,475,166	141,945,480,000	143,825,955,166

SECCION: 2307

COMISION NACIONAL DE TELEVISION

A. PRESUPUESTO DE FUNCIONAMIENTO.				104,684,100,000	104,684,100,000
TOTAL PRESUPUESTO SECCION				104,684,100,000	104,684,100,000

SECCION: 2401

MINISTERIO DE TRANSPORTE

A. PRESUPUESTO DE FUNCIONAMIENTO.			100,714,900,000		100,714,900,000
C. PRESUPUESTO DE INVERSION.			6,273,265,000		6,273,265,000
113		MEJORAMIENTO Y MANTENI-MIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR	200,000,000		200,000,000
	600	INTERSUBSECTORIAL TRANSPORTE	200,000,000		200,000,000
211		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES SUMINISTROS Y SERVICIOS PROPIOS DEL SECTOR	200,000,000		200,000,000
	600	INTERSUBSECTORIAL TRANSPORTE	200,000,000		200,000,000
221		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES, SUMINISTROS Y SERVICIOS ADMINISTRATIVOS	450,000,000		450,000,000
	600	INTERSUBSECTORIAL TRANSPORTE	450,000,000		450,000,000
410		INVESTIGACION BASICA, APLICADA Y ESTUDIOS	1,100,000,000		1,100,000,000
	600	INTERSUBSECTORIAL TRANSPORTE	1,100,000,000		1,100,000,000
510		ASISTENCIA TECNICA, DIVULGACION Y CAPACITACION	100,000,000		100,000,000

		A FUNCIONARIOS DEL ESTADO PARA APOYO A LA ADMINISTRACION DEL ESTADO			
	600	INTERSUBSECTORIAL TRANSPORTE	100,000,000		100,000,000
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO	845,600,000		845,600,000
	604	RED URBANA	845,600,000		845,600,000
630		TRANSFERENCIAS	3,377,665,000		3,377,665,000
	600	INTERSUBSECTORIAL TRANSPORTE	3,377,665,000		3,377,665,000
TOTAL PRESUPUESTO SECCION			106,988,165,000		106,988,165,000

SECCION: 2402

INSTITUTO NACIONAL DE VIAS

A. PRESUPUESTO DE FUNCIONAMIENTO.			43,121,600,000	22,036,300,000	65,157,900,000
B. PRESUPUESTO DE SERVICIO DE LA DEUDA PUBLICA.			288,200,200,000		288,200,200,000
C. PRESUPUESTO DE INVERSION.			783,183,745,875	249,007,600,000	1,032,191,345,875
111		CONSTRUCCION DE INFRAESTRUCTURA PROPIA DEL SECTOR	117,610,500,000	22,030,000,000	139,640,500,000
	600	INTERSUBSECTORIAL TRANSPORTE	18,000,000,000	12,030,000,000	30,030,000,000
	601	RED TRONCAL NACIONAL	96,810,500,000	10,000,000,000	106,810,500,000
	603	CAMINOS VECINALES	1,500,000,000		1,500,000,000
	606	TRANSPORTE FLUVIAL	1,300,000,000		1,300,000,000
112		ADQUISICION DE INFRAESTRUCTURA PROPIA DEL SECTOR	4,000,000,000		4,000,000,000
	601	RED TRONCAL NACIONAL	4,000,000,000		4,000,000,000
113		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR	655,961,475,875	189,101,580,000	845,063,055,875
	600	INTERSUBSECTORIAL TRANSPORTE	405,711,840,000	5,053,560,000	410,765,400,000
	601	RED TRONCAL NACIONAL	161,752,560,000	169,048,020,000	330,800,580,000
	603	CAMINOS VECINALES	86,250,000,000		86,250,000,000
	606	TRANSPORTE FLUVIAL	2,072,075,875		2,072,075,875
	607	TRANSPORTE MARITIMO	175,000,000	15,000,000,000	15,175,000,000
121		CONSTRUCCION DE INFRAESTRUCTURA ADMINISTRATIVA		550,000,000	550,000,000
	600	INTERSUBSECTORIAL TRANSPORTE		550,000,000	550,000,000
122		ADQUISICION DE INFRAESTRUCTURA ADMINISTRATIVA	200,000,000	1,300,000,000	1,500,000,000
	600	INTERSUBSECTORIAL TRANSPORTE	200,000,000	1,300,000,000	1,500,000,000
211		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES SUMINISTROS Y SERVICIOS PROPIOS DEL SECTOR		3,500,000,000	3,500,000,000
	600	INTERSUBSECTORIAL TRANSPORTE		3,500,000,000	3,500,000,000

410		INVESTIGACION BASICA, APLICADA Y ESTUDIOS		300,000,000	300,000,000
	600	INTERSUBSECTORIAL TRANSPORTE		300,000,000	300,000,000
420		ESTUDIOS DE PREINVERSION	1,500,000,000	418,230,000	1,918,230,000
	600	INTERSUBSECTORIAL TRANSPORTE	1,500,000,000	418,230,000	1,918,230,000
510		ASISTENCIA TECNICA, DIVULGACION Y CAPACITACION A FUNCIONARIOS DEL ESTADO PARA APOYO A LA ADMINISTRACION DEL ESTADO		150,000,000	150,000,000
	700	INTERSUBSECTORIAL EDUCACION		150,000,000	150,000,000
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO	3,911,770,000	31,657,790,000	35,569,560,000
	600	INTERSUBSECTORIAL TRANSPORTE	3,911,770,000	31,657,790,000	35,569,560,000
TOTAL PRESUPUESTO SECCION			1,114,505,545,875	271,043,900,000	1,385,549,445,875

SECCION: 2403

FONDO NACIONAL DE CAMINOS VECINALES EN LIQUIDACION

A. PRESUPUESTO DE FUNCIONAMIENTO.	3,743,720,000	200,000,000	3,943,720,000
TOTAL PRESUPUESTO SECCION	3,743,720,000	200,000,000	3,943,720,000

SECCION: 2412

UNIDAD ADMINISTRATIVA ESPECIAL DE LA AERONAUTICA CIVIL

A. PRESUPUESTO DE FUNCIONAMIENTO.				181,918,189,603	181,918,189,603
B. PRESUPUESTO DE SERVICIO DE LA DEUDA PUBLICA.				3,936,460,510	3,936,460,510
C. PRESUPUESTO DE INVERSION.			9,780,000,000	139,697,180,000	149,477,180,000
111		CONSTRUCCION DE INFRAESTRUCTURA PROPIA DEL SECTOR	4,750,000,000	4,145,800,000	18,895,800,000
	608	TRANSPORTE AEREO	4,750,000,000	14,145,800,000	18,895,800,000
112		ADQUISICION DE INFRAES-TRUCTURA PROPIA DEL SECTOR		1,380,180,000	1,380,180,000
	608	TRANSPORTE AEREO		1,380,180,000	1,380,180,000
113		MEJORAMIENTO Y MANTENI-MIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR	5,030,000,000	27,393,000,000	32,423,000,000
	608	TRANSPORTE AEREO	5,030,000,000	27,393,000,000	32,423,000,000
123		MEJORAMIENTO Y MANTENI-MIENTO DE INFRAESTRUCTURA ADMINISTRATIVA		1,000,000,000	1,000,000,000
	608	TRANSPORTE AEREO		1,000,000,000	1,000,000,000
211		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES SUMINISTROS Y SERVICIOS PROPIOS DEL SECTOR		66,523,200,000	66,523,200,000
	608	TRANSPORTE AEREO		66,523,200,000	66,523,200,000
212		MANTENIMIENTO DE EQUIPOS, MATERIALES, SUMINISTROS Y SERVICIOS PROPIOS DEL		19,999,000,000	19,999,000,000

		SECTOR			
	608	TRANSPORTE AEREO		19,999,000,000	19,999,000,000
320		PROTECCION Y BIENESTAR SOCIAL DEL RECURSO HUMANO		800,000,000	800,000,000
	608	TRANSPORTE AEREO		800,000,000	800,000,000
430		LEVANTAMIENTO DE INFORMACION PARA PROCESAMIENTO		1,456,000,000	1,456,000,000
	608	TRANSPORTE AEREO		1,456,000,000	1,456,000,000
510		ASISTENCIA TECNICA, DIVULGACION Y CAPACITACION A FUNCIONARIOS DEL ESTADO PARA APOYO A LA ADMINISTRACION DEL ESTADO		7,000,000,000	7,000,000,000
	608	TRANSPORTE AEREO		7,000,000,000	7,000,000,000
TOTAL PRESUPUESTO SECCION			9,780,000,000	325,551,830,113	335,331,830,113

SECCION: 2413

INSTITUTO NACIONAL DE CONCESIONES – INCO

A. PRESUPUESTO DE FUNCIONAMIENTO.				7,374,700,000	7,374,700,000
B. PRESUPUESTO DE SERVICIO DE LA DEUDA PUBLICA.			8,490,900,000		8,490,900,000
C. PRESUPUESTO DE INVERSION.			255,534,053,649	1,810,000,000	257,344,053,649
113		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR	68,678,829,508	1,810,000,000	70,488,829,508
	600	INTERSUBSECTORIAL TRANSPORTE	25,920,000,000		25,920,000,000
	605	TRANSPORTE FERREO	42,758,829,508	1,810,000,000	44,568,829,508
530		ATENCION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA GESTION DEL ESTADO	186,855,224,141		186,855,224,141
	600	INTERSUBSECTORIAL TRANSPORTE	186,855,224,141		186,855,224,141
TOTAL PRESUPUESTO SECCION			264,024,953,649	9,184,700,000	273,209,653,649

SECCION: 2501

MINISTERIO PUBLICO

A. PRESUPUESTO DE FUNCIONAMIENTO.			184,403,965,254		184,403,965,254
C. PRESUPUESTO DE INVERSION.			15,280,700,000		15,280,700,000
112		ADQUISICION DE INFRAESTRUCTURA PROPIA DEL SECTOR	1,000,000,000		1,000,000,000
	803	ADMINISTRACION DE JUSTICIA	1,000,000,000		1,000,000,000
211		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES SUMINISTROS Y SERVICIOS PROPIOS DEL SECTOR	7,303,000,000		7,303,000,000
	800	INTERSUBSECTORIAL JUSTICIA	7,303,000,000		7,303,000,000
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO	6,977,700,000		6,977,700,000
	800	INTERSUBSECTORIAL JUSTICIA	6,977,700,000		6,977,700,000

TOTAL PRESUPUESTO SECCION		199,684,665,254	199,684,665,254

SECCION: 2502
DEFENSORIA DEL PUEBLO

A. PRESUPUESTO DE FUNCIONAMIENTO.		61,410,720,647	61,410,720,647
C. PRESUPUESTO DE INVERSION.		2,468,185,787	2,468,185,787
310	DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO	714,585,787	714,585,787
800	INTERSUBSECTORIAL JUSTICIA	614,585,787	614,585,787
1500	INTERSUBSECTORIAL DESARROLLO COMUNITARIO	100,000,000	100,000,000

CTA. PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO	1,753,600,000		1,753,600,000
	800	INTERSUBSECTORIAL JUSTICIA	1,753,600,000		1,753,600,000
TOTAL PRESUPUESTO SECCION			63,878,906,434		63,878,906,434
		SECCION: 2601			
		CONTRALORIA GENERAL DE LA REPUBLICA			
A. PRESUPUESTO DE FUNCIONAMIENTO.			163,936,317,747		163,936,317,747
C. PRESUPUESTO DE INVERSION.			12,000,000,000		12,000,000,000
211		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES SUMINISTROS Y SERVICIOS PROPIOS DEL SECTOR	9,951,000,000		9,951,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	9,951,000,000		9,951,000,000
510		ASISTENCIA TECNICA, DIVULGACION Y CAPACITACION A FUNCIONARIOS DEL ESTADO PARA APOYO A LA ADMINISTRACION DEL ESTADO	1,383,000,000		1,383,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	1,383,000,000		1,383,000,000
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO	666,000,000		666,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	666,000,000		666,000,000
TOTAL PRESUPUESTO SECCION			175,936,317,747		175,936,317,747
		SECCION: 2602			
		FONDO DE BIENESTAR SOCIAL DE LA CONTRALORIA GENERAL DE LA REPUBLICA			
A. PRESUPUESTO DE FUNCIONAMIENTO.			17,187,027,750	14,462,986,552	31,650,014,302
TOTAL PRESUPUESTO SECCION			17,187,027,750	14,462,986,552	31,650,014,302
		SECCION: 2701			
		RAMA JUDICIAL			
A. PRESUPUESTO DE FUNCIONAMIENTO.			860,046,584,590		860,046,584,590
C. PRESUPUESTO DE INVERSION.			69,640,718,731		69,640,718,731
111		CONSTRUCCION DE INFRAES-TRUCTURA PROPIA DEL SECTOR	7,400,000,000		7,400,000,000
	803	ADMINISTRACION DE JUSTICIA	7,400,000,000		7,400,000,000
112		ADQUISICION DE INFRAES-TRUCTURA PROPIA DEL SECTOR	434,714,731		434,714,731
	803	ADMINISTRACION DE JUSTICIA	434,714,731		434,714,731
113		MEJORAMIENTO Y MANTENI-MIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR	12,148,000,000		12,148,000,000
	803	ADMINISTRACION DE JUSTICIA	12,148,000,000		12,148,000,000
211		ADQUISICION Y/O PRODUCCION	32,432,300,000		32,432,300,000

		DE EQUIPOS, MATERIALES SUMINISTROS Y SERVICIOS PROPIOS DEL SECTOR			
	803	ADMINISTRACION DE JUSTICIA	32,432,300,000		32,432,300,000
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO	8,044,175,000		8,044,175,000
	803	ADMINISTRACION DE JUSTICIA	8,044,175,000		8,044,175,000
410		INVESTIGACION BASICA, APLICADA Y ESTUDIOS	9,031,529,000		9,031,529,000
	803	ADMINISTRACION DE JUSTICIA	9,031,529,000		9,031,529,000
420		ESTUDIOS DE PREINVERSION	150,000,000		150,000,000
	803	ADMINISTRACION DE JUSTICIA	150,000,000		150,000,000
TOTAL PRESUPUESTO SECCION			929,687,303,321		929,687,303,32 1

SECCION: 2801

REGISTRADURIA NACIONAL DEL ESTADO CIVIL

A. PRESUPUESTO DE FUNCIONAMIENTO.			122,890,977,129		122,890,977,12 9
C. PRESUPUESTO DE INVERSION.			57,000,000,000		57,000,000,000
221		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES, SUMINISTROS Y SERVICIOS ADMINISTRATIVOS	46,450,000,000		46,450,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	46,450,000,000		46,450,000,000
222		MANTENIMIENTO DE EQUIPOS, MATERIALES, SUMINISTROS Y SERVICIOS ADMINISTRATIVOS	10,550,000,000		10,550,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	10,550,000,000		10,550,000,000
TOTAL PRESUPUESTO SECCION			179,890,977,129		179,890,977,12 9

SECCION: 2802

FONDO ROTATORIO DE LA REGISTRADURIA

A. PRESUPUESTO DE FUNCIONAMIENTO.				10,627,289,386	10,627,289,386
C. PRESUPUESTO DE INVERSION.				1,539,600,000	1,539,600,000
123		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA ADMINISTRATIVA		1,539,600,000	1,539,600,000
	1000	INTERSUBSECTORIAL GOBIERNO		1,539,600,000	1,539,600,000
TOTAL PRESUPUESTO SECCION				12,166,889,386	12,166,889,386

SECCION: 2803

FONDO SOCIAL DE VIVIENDA DE LA REGISTRADURIA NACIONAL DEL ESTADO CIVIL

A. PRESUPUESTO DE FUNCIONAMIENTO.			2,184,027,237	1,024,495,424	3,208,522,661
TOTAL PRESUPUESTO SECCION			2,184,027,237	1,024,495,424	3,208,522,661

SECCION: 2901

FISCALIA GENERAL DE LA NACION

A. PRESUPUESTO DE FUNCIONAMIENTO.			674,005,422,400		674,005,422,40 0
C. PRESUPUESTO DE INVERSION.			35,288,280,000		35,288,280,000
111		CONSTRUCCION DE INFRAESTRUCTURA PROPIA DEL SECTOR	11,488,532,737		11,488,532,737
	803	ADMINISTRACION DE JUSTICIA	11,488,532,737		11,488,532,737
113		MEJORAMIENTO Y MANTENI-	3,324,047,263		3,324,047,263

		MIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR			
	803	ADMINISTRACION DE JUSTICIA	3,324,047,263		3,324,047,263
211		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES SUMINISTROS Y SERVICIOS PROPIOS DEL SECTOR	12,975,7 00,000		12,975,700,000
	803	ADMINISTRACION DE JUSTICIA	12,975,700,000		12,975,700,000
221		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES, SUMINISTROS Y SERVICIOS ADMINISTRATIVOS	2,900,000,000		2,900,000,000
	803	ADMINISTRACION DE JUSTICIA	2,900,000,000		2,900,000,000
222		MANTENIMIENTO DE EQUIPOS, MATERIALES, SUMINISTROS Y SERVICIOS ADMINISTRATIVOS	2,200,000,000		2,200,000,000
	803	ADMINISTRACION DE JUSTICIA	2,200,000,000		2,200,000,000
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO	1,000,000,000		1,000,000,000
	803	ADMINISTRACION DE JUSTICIA	1,000,000,000		1,000,000,000
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO	1,400,000,000		1,400,000,000
	803	ADMINISTRACION DE JUSTICIA	1,400,000,000		1,400,000,000
TOTAL PRESUPUESTO SECCION			709,293,702,400		709,293,702,40 0

SECCION: 2902

INSTITUTO NACIONAL DE MEDICINA LEGAL Y CIENCIAS FORENSES

A. PRESUPUESTO DE FUNCIONAMIENTO.			48,095,553,662	229,936,492	48,325,490,154
C. PRESUPUESTO DE INVERSION.			9,064,146,552		9,064,146,552
111		CONSTRUCCION DE INFRAESTRUCTURA PROPIA DEL SECTOR	900,000,000		900,000,000
	803	ADMINISTRACION DE JUSTICIA	900,000,000		900,000,000
113		MEJORAMIENTO Y MANTENI-MIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR	600,000,000		600,000,000
	803	ADMINISTRACION DE JUSTICIA	600,000,000		600,000,000
211		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES SUMINISTROS Y SERVICIOS PROPIOS DEL SECTOR	3,259,146,552		3,259,146,552
	803	ADMINISTRACION DE JUSTICIA	3,259,146,552		3,259,146,552
221		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES, SUMINISTROS Y SERVICIOS ADMINISTRATIVOS	1,755,000,000		1,755,000,000
	803	ADMINISTRACION DE JUSTICIA	1,755,000,000		1,755,000,000
510		ASISTENCIA TECNICA, DIVULGACION Y CAPACITACION A FUNCIONARIOS DEL ESTADO PARA APOYO A LA ADMINISTRACION DEL ESTADO	250,000,000		250,000,000
	803	ADMINISTRACION DE JUSTICIA	250,000,000		250,000,000
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL	2,300,000,000		2,300,000,000

	PARA APOYO A LA ADMINISTRACION DEL ESTADO			
803	ADMINISTRACION DE JUSTICIA	2,300,000,000		2,300,000,000
TOTAL PRESUPUESTO SECCION		57,159,700,214	229,936,492	57,389,636,706

SECCION: 3201

MINISTERIO DE AMBIENTE, VIVIENDA Y DESARROLLO TERRITORIAL

CTA. PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A. PRESUPUESTO DE FUNCIONAMIENTO.			59,910,049,988		59,910,049,988
C. PRESUPUESTO DE INVERSION.			165,818,150,000		165,818,150,000
111		CONSTRUCCION DE INFRAES-TRUCTURA PROPIA DEL SECTOR	113,069,300,000		113,069,300,000
	1200	INTERSUBSECTORIAL SANEAMIENTO BASICO	99,069,300,000		99,069,300,000
	1201	ACUEDUCTO Y ALCANTARILLADO	14,000,000,000		14,000,000,000
113		MEJORAMIENTO Y MANTENI-MIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR	220,000,000		220,000,000
	900	INTERSUBSECTORIAL MEDIO AMBIENTE	220,000,000		220,000,000
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO	6,560,350,000		6,560,350,000
	900	INTERSUBSECTORIAL MEDIO AMBIENTE	5,870,350,000		5,870,350,000
	1001	ATENCION DE EMERGENCIAS Y DESASTRES	50,000,000		50,000,000
	1200	INTERSUBSECTORIAL SANEAMIENTO BASICO	640,000,000		640,000,000
410		INVESTIGACION BASICA, APLICADA Y ESTUDIOS	4,530,000,000		4,530,000,000
	900	INTERSUBSECTORIAL MEDIO AMBIENTE	2,300,000,000		2,300,000,000
	901	CONSERVACION	1,190,000,000		1,190,000,000
	902	MANEJO	240,000,000		240,000,000
	903	MITIGACION	300,000,000		300,000,000
	1101	PRODUCCION Y APROVECHAMIENTO AGRICOLA	500,000,000		500,000,000
420		ESTUDIOS DE PREINVERSION	484,500,000		484,500,000
	1000	INTERSUBSECTORIAL GOBIERNO	484,500,000		484,500,000
440		ACTUALIZACION DE INFORMA-CION PARA PROCESAMIENTO	450,000,000		450,000,000
	900	INTERSUBSECTORIAL MEDIO AMBIENTE	450,000,000		450,000,000
510		ASISTENCIA TECNICA, DIVULGACION Y CAPACITACION A FUNCIONARIOS DEL ESTADO PARA APOYO A LA ADMINISTRACION DEL ESTADO	3,750,000,000		3,750,000,000
	900	INTERSUBSECTORIAL MEDIO AMBIENTE	250,000,000		250,000,000
	902	MANEJO	200,000,000		200,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	800,000,000		800,000,000
	1200	INTERSUBSECTORIAL SANEAMIENTO BASICO	2,500,000,000		2,500,000,000
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL	14,404,000,000		14,404,000,000

		PARA APOYO A LA ADMINISTRACION DEL ESTADO			
	900	INTERSUBSECTORIAL MEDIO AMBIENTE	5,548,000,000		5,548,000,000
	901	CONSERVACION	1,750,000,000		1,750,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	300,000,000		300,000,000
	1201	ACUEDUCTO Y ALCANTARILLADO	2,525,000,000		2,525,000,000
	1400	INTERSUBSECTORIAL VIVIENDA	1,181,000,000		1,181,000,000
	1501	ASISTENCIA DIRECTA A LA COMUNIDAD	3,100,000,000		3,100,000,000
610		CREDITOS	2,000,000,000		2,000,000,000
	900	INTERSUBSECTORIAL MEDIO AMBIENTE	2,000,000,000		2,000,000,000
630		TRANSFERENCIAS	20,000,000,000		20,000,000,000
	900	INTERSUBSECTORIAL MEDIO AMBIENTE	20,000,000,000		20,000,000,000
640		INVERSIONES Y APORTES FINANCIEROS	350,000,000		350,000,000
	900	INTERSUBSECTORIAL MEDIO AMBIENTE	350,000,000		350,000,000
TOTAL PRESUPUESTO SECCION			225,728,199,988		225,728,199,988

SECCION: 3202

INSTITUTO DE HIDROLOGIA, METEOROLOGIA Y ESTUDIOS AMBIENTALES- IDEAM

A. PRESUPUESTO DE FUNCIONAMIENTO.			22,517,146,961		22,517,146,961
C. PRESUPUESTO DE INVERSION.			1,707,750,000	4,800,000,000	6,507,750,000
113		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR		2,800,000,000	2,800,000,000
	900	INTERSUBSECTORIAL MEDIO AMBIENTE		2,800,000,000	2,800,000,000
122		ADQUISICION DE INFRAESTRUCTURA ADMINISTRATIVA	700,000,000		700,000,000
	900	INTERSUBSECTORIAL MEDIO AMBIENTE	700,000,000		700,000,000
410		INVESTIGACION BASICA, APLICADA Y ESTUDIOS		500,000,000	500,000,000
	900	INTERSUBSECTORIAL MEDIO AMBIENTE		500,000,000	500,000,000
430		LEVANTAMIENTO DE INFORMACION PARA PROCESAMIENTO	671,000,000	1,000,000,000	1,671,000,000
	900	INTERSUBSECTORIAL MEDIO AMBIENTE	671,000,000	1,000,000,000	1,671,000,000
440		ACTUALIZACION DE INFORMACION PARA PROCESAMIENTO	336,750,000	500,000,000	836,750,000
	900	INTERSUBSECTORIAL MEDIO AMBIENTE	336,750,000	500,000,000	836,750,000
TOTAL PRESUPUESTO SECCION			24,224,896,961	4,800,000,000	29,024,896,961

SECCION: 3204

FONDO NACIONAL AMBIENTAL

C. PRESUPUESTO DE INVERSION.			12,500,000,000	6,810,000,000	19,310,000,000
113		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR	12,500,000,000		12,500,000,000
	900	INTERSUBSECTORIAL MEDIO	12,500,000,000		12,500,000,000

	AMBIENTE			
520	ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO		6,810,000,000	6,810,000,000
900	INTERSUBSECTORIAL MEDIO AMBIENTE		5,810,000,000	5,810,000,000
902	MANEJO		1,000,000,000	1,000,000,000
TOTAL PRESUPUESTO SECCION		12,500,000,000	6,810,000,000	19,310,000,000
	SECCION: 3208			
	CORPORACION AUTONOMA REGIONAL DE LOS VALLES DEL SINU Y SAN JORGE (CVS)			
A. PRESUPUESTO DE FUNCIONAMIENTO.		113,875,315		113,875,315
TOTAL PRESUPUESTO SECCION		113,875,315		113,875,315
	SECCION: 3209			
	CORPORACION AUTONOMA REGIONAL DEL QUINDIO (CRQ)			
A. PRESUPUESTO DE FUNCIONAMIENTO.		2,802,412,617		2,802,412,617
TOTAL PRESUPUESTO SECCION		2,802,412,617		2,802,412,617
	SECCION: 3210			
	CORPORACION PARA EL DESARROLLO SOSTENIBLE DEL URABA – CORPOURABA			
A. PRESUPUESTO DE FUNCIONAMIENTO.		1,949,599,554		1,949,599,554
C. PRESUPUESTO DE INVERSION.		150,000,000		150,000,000
113	MEJORAMIENTO Y MANTENI-MIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR	150,000,000		150,000,000
901	CONSERVACION	50,000,000		50,000,000
902	MANEJO	70,000,000		70,000,000
1202	MANEJO Y CONTROL DE RESIDUOS SOLIDOS Y LIQUIDOS	30,000,000		30,000,000
TOTAL PRESUPUESTO SECCION		2,099,599,554		2,099,599,554
	SECCION: 3211			
	CORPORACION AUTONOMA REGIONAL DE CALDAS (CORPOCALDAS)			
A. PRESUPUESTO DE FUNCIONAMIENTO.		1,866,582,535		1,866,582,535
TOTAL PRESUPUESTO SECCION		1,866,582,535		1,866,582,535
	SECCION: 3212			
	CORPORACION AUTONOMA REGIONAL PARA EL DESARROLLO SOSTENIBLE DEL CHOCO – CODECHOCO			
A. PRESUPUESTO DE FUNCIONAMIENTO.		954,795,886		954,795,886
C. PRESUPUESTO DE INVERSION.		200,000,000		200,000,000
410	INVESTIGACION BASICA, APLICADA Y ESTUDIOS	200,000,000		200,000,000
900	INTERSUBSECTORIAL MEDIO AMBIENTE	200,000,000		200,000,000
TOTAL PRESUPUESTO SECCION		1,154,795,886		1,154,795,886
	SECCION: 3214			
	CORPORACION AUTONOMA REGIONAL DEL TOLIMA (CORTOLIMA)			
A. PRESUPUESTO DE FUNCIONAMIENTO.		1,088,368,112		1,088,368,112
TOTAL PRESUPUESTO SECCION		1,088,368,112		1,088,368,112
	SECCION: 3215			
	CORPORACION AUTONOMA REGIONAL DE RISARALDA (CARDER)			
A. PRESUPUESTO DE FUNCIONAMIENTO.		1,358,504,133		1,358,504,133
TOTAL PRESUPUESTO SECCION		1,358,504,133		1,358,504,133
	SECCION: 3216			
	CORPORACION AUTONOMA REGIONAL DE NARINO (CORPONARINO)			
A. PRESUPUESTO DE FUNCIONAMIENTO.		974,427,655		974,427,655
TOTAL PRESUPUESTO SECCION		974,427,655		974,427,655

CTA. PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
		SECCION: 3217			
		CORPORACION AUTONOMA REGIONAL DE LA FRONTERA NORORIENTAL (CORPONOR)			
A. PRESUPUESTO DE FUNCIONAMIENTO.			1,498,236,192		1,498,236,192
TOTAL PRESUPUESTO SECCION			1,498,236,192		1,498,236,192
		SECCION: 3219			
		CORPORACION AUTONOMA REGIONAL DEL CESAR (CORPOCESAR)			
A. PRESUPUESTO DE FUNCIONAMIENTO.			1,567,654,790		1,567,654,790
C. PRESUPUESTO DE INVERSION.			150,000,000		150,000,000
113		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR	50,000,000		50,000,000
	900	INTERSUBSECTORIAL MEDIO AMBIENTE	50,000,000		50,000,000
123		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA ADMINISTRATIVA	50,000,000		50,000,000
	900	INTERSUBSECTORIAL MEDIO AMBIENTE	50,000,000		50,000,000
420		ESTUDIOS DE PREINVERSION	50,000,000		50,000,000
	1200	INTERSUBSECTORIAL SANEAMIENTO BASICO	50,000,000		50,000,000
TOTAL PRESUPUESTO SECCION			1,717,654,790		1,717,654,790
		SECCION: 3221			
		CORPORACION AUTONOMA REGIONAL DEL CAUCA (CRC)			
A. PRESUPUESTO DE FUNCIONAMIENTO.			2,909,866,984		2,909,866,984
TOTAL PRESUPUESTO SECCION			2,909,866,984		2,909,866,984
		SECCION: 3222			
		CORPORACION AUTONOMA REGIONAL DEL MAGDALENA (CORPAMAG)			
A. PRESUPUESTO DE FUNCIONAMIENTO.			1,914,260,018		1,914,260,018
TOTAL PRESUPUESTO SECCION			1,914,260,018		1,914,260,018
		SECCION: 3223			
		CORPORACION PARA EL DESARROLLO SOSTENIBLE DEL SUR DE LA AMAZONIA – CORPOAMAZONIA			
A. PRESUPUESTO DE FUNCIONAMIENTO.			1,343,482,757		1,343,482,757
C. PRESUPUESTO DE INVERSION.			150,000,000		150,000,000
410		INVESTIGACION BASICA, APLICADA Y ESTUDIOS	50,000,000		50,000,000
	900	INTERSUBSECTORIAL MEDIO AMBIENTE	50,000,000		50,000,000
510		ASISTENCIA TECNICA, DIVULGACION Y CAPACITACION A FUNCIONARIOS DEL ESTADO PARA APOYO A LA ADMINISTRACION DEL ESTADO	50,000,000		50,000,000
	902	MANEJO	50,000,000		50,000,000
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO	50,000,000		50,000,000
	900	INTERSUBSECTORIAL MEDIO AMBIENTE	50,000,000		50,000,000

TOTAL PRESUPUESTO SECCION			1,493,482,757		1,493,482,757

SECCION: 3224

CORPORACION PARA EL DESARROLLO SOSTENIBLE DEL NORTE Y ORIENTE DE LA AMAZONIA – CDA

A. PRESUPUESTO DE FUNCIONAMIENTO.			1,316,318,460		1,316,318,460
C. PRESUPUESTO DE INVERSION.			200,000,000		200,000,000
113		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR	200,000,000		200,000,000
	900	INTERSUBSECTORIAL MEDIO AMBIENTE	200,000,000	200,000,000	
TOTAL PRESUPUESTO SECCION			1,516,318,460		1,516,318,460

SECCION: 3226

CORPORACION PARA EL DESARROLLO SOSTENIBLE DEL ARCHIPIELAGO DE SAN ANDRES, PROVIDENCIA Y SANTA CATALINA – CORALINA

A. PRESUPUESTO DE FUNCIONAMIENTO.			1,210,065,928		1,210,065,928
C. PRESUPUESTO DE INVERSION.			200,000,000		200,000,000
112		ADQUISICION DE INFRAESTRUCTURA PROPIA DEL SECTOR	30,000,000		30,000,000
	900	INTERSUBSECTORIAL MEDIO AMBIENTE	30,000,000		30,000,000
410		INVESTIGACION BASICA, APLICADA Y ESTUDIOS	80,000,000		80,000,000
	900	INTERSUBSECTORIAL MEDIO AMBIENTE	80,000,000		80,000,000
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO	90,000,000		90,000,000
	900	INTERSUBSECTORIAL MEDIO AMBIENTE	40,000,000		40,000,000
	903	MITIGACION	50,000,000		50,000,000
TOTAL PRESUPUESTO SECCION			1,410,065,928		1,410,065,928

SECCION: 3227

CORPORACION PARA EL DESARROLLO SOSTENIBLE DEL AREA DE MANEJO ESPECIAL LA MACARENA – CORMACARENA

A. PRESUPUESTO DE FUNCIONAMIENTO.			1,439,301,624		1,439,301,624
C. PRESUPUESTO DE INVERSION.			200,000,000		200,000,000
410		INVESTIGACION BASICA, APLICADA Y ESTUDIOS	60,000,000		60,000,000
	900	INTERSUBSECTORIAL MEDIO AMBIENTE	60,000,000		60,000,000
430		LEVANTAMIENTO DE INFORMACION PARA PROCESAMIENTO	140,000,000		140,000,000
	901	CONSERVACION	80,000,000		80,000,000
	902	MANEJO	60,000,000		60,000,000
TOTAL PRESUPUESTO SECCION			1,639,301,624		1,639,301,624

SECCION: 3228

CORPORACION PARA EL DESARROLLO SOSTENIBLE DE LA MOJANA Y EL SAN JORGE – CORPOMOJANA

A. PRESUPUESTO DE FUNCIONAMIENTO.			1,238,012,048		1,238,012,048
C. PRESUPUESTO DE INVERSION.			250,000,000		250,000,000
113		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR	90,000,000		90,000,000

	900	INTERSUBSECTORIAL MEDIO AMBIENTE	90,000,000	90,000,000
410		INVESTIGACION BASICA, APLICADA Y ESTUDIOS	110,000,000	110,000,000
	900	INTERSUBSECTORIAL MEDIO AMBIENTE	80,000,000	80,000,000
	902	MANEJO	30,000,000	30,000,000
430		LEVANTAMIENTO DE INFORMACION PARA PROCESAMIENTO	50,000,000	50,000,000
	902	MANEJO	50,000,000	50,000,000
TOTAL PRESUPUESTO SECCION			1,488,012,048	1,488,012,048

SECCION: 3229

CORPORACION AUTONOMA REGIONAL DE LA ORINOQUIA (CORPORINOQUIA)

A. PRESUPUESTO DE FUNCIONAMIENTO.	1,145,799,909	1,145,799,909
TOTAL PRESUPUESTO SECCION	1,145,799,909	1,145,799,909

SECCION: 3230

CORPORACION AUTONOMA REGIONAL DE SUCRE (CARSUCRE)

A. PRESUPUESTO DE FUNCIONAMIENTO.			1,203,281,326	1,203,281,326
C. PRESUPUESTO DE INVERSION.			150,000,000	150,000,000
113		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR	30,000,000	30,000,000
	900	INTERSUBSECTORIAL MEDIO AMBIENTE	30,000,000	30,000,000
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO	70,000,000	70,000,000
	900	INTERSUBSECTORIAL MEDIO AMBIENTE	70,000,000	70,000,000
410		INVESTIGACION BASICA, APLICADA Y ESTUDIOS	50,000,000	50,000,000
	900	INTERSUBSECTORIAL MEDIO AMBIENTE	50,000,000	50,000,000
TOTAL PRESUPUESTO SECCION			1,353,281,326	1,353,281,326

SECCION: 3231

CORPORACION AUTONOMA REGIONAL DEL ALTO MAGDALENA (CAM)

A. PRESUPUESTO DE FUNCIONAMIENTO.	1,187,369,044	1,187,369,044
TOTAL PRESUPUESTO SECCION	1,187,369,044	1,187,369,044

SECCION: 3232

CORPORACION AUTONOMA REGIONAL DEL CENTRO DE ANTIOQUIA (CORANTIOQUIA)

A. PRESUPUESTO DE FUNCIONAMIENTO.	1,250,229,116	1,250,229,116
TOTAL PRESUPUESTO SECCION	1,250,229,116	1,250,229,116

SECCION: 3233

CORPORACION AUTONOMA REGIONAL DEL ATLANTICO (CRA)

A. PRESUPUESTO DE FUNCIONAMIENTO.	1,077,950,724	1,077,950,724
TOTAL PRESUPUESTO SECCION	1,077,950,724	1,077,950,724

SECCION: 3234

CORPORACION AUTONOMA REGIONAL DE SANTANDER (CAS)

A. PRESUPUESTO DE FUNCIONAMIENTO.	1,191,402,880	1,191,402,880
TOTAL PRESUPUESTO SECCION	1,191,402,880	1,191,402,880

SECCION: 3235

CORPORACION AUTONOMA REGIONAL DE BOYACA (CORPOBOYACA)

A. PRESUPUESTO DE FUNCIONAMIENTO.	1,149,788,965	1,149,788,965
TOTAL PRESUPUESTO SECCION	1,149,788,965	1,149,788,96 5

CTA. PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
		SECCION: 3236			
		CORPORACION AUTONOMA REGIONAL DE CHIVOR (CORPOCHIVOR)			
A. PRESUPUESTO DE FUNCIONAMIENTO.			1,046,700,431		1,046,700,431
TOTAL PRESUPUESTO SECCION			1,046,700,431		1,046,700,431
		SECCION: 3237			
		CORPORACION AUTONOMA REGIONAL DEL GUAVIO (CORPOGUAVIO)			
A. PRESUPUESTO DE FUNCIONAMIENTO.			187,244,780		187,244,780
TOTAL PRESUPUESTO SECCION			187,244,780		187,244,780
		SECCION: 3238			
		CORPORACION AUTONOMA REGIONAL DEL CANAL DEL DIQUE (CARDIQUE)			
A. PRESUPUESTO DE FUNCIONAMIENTO.			1,243,169,202		1,243,169,202
TOTAL PRESUPUESTO SECCION			1,243,169,202		1,243,169,202
		SECCION: 3239			
		CORPORACION AUTONOMA REGIONAL DEL SUR DE BOLIVAR (CSB)			
A. PRESUPUESTO DE FUNCIONAMIENTO.			1,128,633,449		1,128,633,449
C. PRESUPUESTO DE INVERSION.			250,000,000		250,000,000
111		CONSTRUCCION DE INFRAESTRUCTURA PROPIA DEL SECTOR	80,000,000		80,000,000
	1202	MANEJO Y CONTROL DE RESIDUOS SOLIDOS Y LIQUIDOS	80,000,000		80,000,000
113		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR	50,000,000		50,000,000
	900	INTERSUBSECTORIAL MEDIO AMBIENTE	50,000,000		50,000,000
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO	50,000,000		50,000,000
	900	INTERSUBSECTORIAL MEDIO AMBIENTE	50,000,000		50,000,000
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO	70,000,000		70,000,000
	900	INTERSUBSECTORIAL MEDIO AMBIENTE	70,000,000		70,000,000
TOTAL PRESUPUESTO SECCION			1,378,633,449		1,378,633,449
		SECCION: 3240			
		INSTITUTO NACIONAL DE VIVIENDA DE INTERES SOCIAL Y REFORMA URBANA -INURBE- EN LIQUIDACION			
A. PRESUPUESTO DE FUNCIONAMIENTO.			7,237,940,867	8,850,000,000	16,087,940,867
TOTAL PRESUPUESTO SECCION			7,237,940,867	8,850,000,000	16,087,940,867
		SECCION: 3241			
		FONDO NACIONAL DE VIVIENDA – FONVIVIENDA			
C. PRESUPUESTO DE INVERSION.			154,000,000,000	80,000,000,000	234,000,000,000
620		SUBSIDIOS DIRECTOS	154,000,000,000	80,000,000,000	234,000,000,000
	1402	SOLUCIONES DE VIVIENDA URBANA	154,000,000,000	80,000,000,000	234,000,000,000

TOTAL PRESUPUESTO SECCION			154,000,000,000	80,000,000,000	234,000,000,00 0

SECCION: 3301
MINISTERIO DE CULTURA

A. PRESUPUESTO DE FUNCIONAMIENTO.			61,681,118,520		61,681,118,520
C. PRESUPUESTO DE INVERSION.			30,880,250,000		30,880,250,000
111		CONSTRUCCION DE INFRAES-TRUCTURA PROPIA DEL SECTOR	3,202,000,000		3,202,000,000
	709	ARTE Y CULTURA	3,202,000,000		3,202,000,000
112		ADQUISICION DE INFRAES-TRUCTURA PROPIA DEL SECTOR	1,300,000,000		1,300,000,000
	709	ARTE Y CULTURA	1,300,000,000		1,300,000,000
113		MEJORAMIENTO Y MANTENI-MIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR	5,300,000,000		5,300,000,000
	709	ARTE Y CULTURA	5,300,000,000		5,300,000,000
211		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES SUMINISTROS Y SERVICIOS PROPIOS DEL SECTOR	12,700,000,000		12,700,000,000
	709	ARTE Y CULTURA	12,700,000,000		12,700,000,000
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO	1,200,000,000		1,200,000,000
	709	ARTE Y CULTURA	1,200,000,000		1,200,000,000
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO	1,878,250,000		1,878,250,000
	709	ARTE Y CULTURA	1,878,250,000		1,878,250,000
620		SUBSIDIOS DIRECTOS	1,200,000,000		1,200,000,000
	709	ARTE Y CULTURA	1,200,000,000		1,200,000,000
650		CAPITALIZACION	4,100,000,000		4,100,000,000
	709	ARTE Y CULTURA	4,100,000,000		4,100,000,000
TOTAL PRESUPUESTO SECCION			92,561,368,520		92,561,368,520

SECCION: 3304
ARCHIVO GENERAL DE LA NACION

A. PRESUPUESTO DE FUNCIONAMIENTO.			3,012,932,266	295,792,614	3,308,724,880
C. PRESUPUESTO DE INVERSION.			832,630,000	449,000,000	1,281,630,000
113		MEJORAMIENTO Y MANTENI-MIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR	48,500,000	35,600,000	84,100,000
	709	ARTE Y CULTURA	48,500,000	35,600,000	84,100,000
221		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES, SUMINISTROS Y SERVICIOS ADMINISTRATIVOS	96,728,000	148,600,000	245,328,000
	709	ARTE Y CULTURA	96,728,000	148,600,000	245,328,000
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO	589,621,632	172,580,368	762,202,000
	709	ARTE Y CULTURA	589,621,632	172,580,368	762,202,000
440		ACTUALIZACION DE INFORMACION PARA PROCESAMIENTO	48,890,368	46,109,632	95,000,000

	709	ARTE Y CULTURA	48,890,368	46,109,632	95,000,000
510		ASISTENCIA TECNICA, DIVULGACION Y CAPACITACION A FUNCIONARIOS DEL ESTADO PARA APOYO A LA ADMINISTRACION DEL ESTADO	48,890,000	46,110,000	95,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	48,890,000	46,110,000	95,000,000
TOTAL PRESUPUESTO SECCION			3,845,562,266	744,792,614	4,590,354,880

SECCION: 3305

INSTITUTO COLOMBIANO DE ANTROPOLOGIA E HISTORIA

A. PRESUPUESTO DE FUNCIONAMIENTO.			2,917,524,445	258,526,000	3,176,050,445
C. PRESUPUESTO DE INVERSION.			840,787,500		840,787,500
113		MEJORAMIENTO Y MANTENI-MIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR	410,000,000		410,000,000
	709	ARTE Y CULTURA	410,000,000		410,000,000
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO	100,000,000		100,000,000
	709	ARTE Y CULTURA	100,000,000		100,000,000
410		INVESTIGACION BASICA, APLICADA Y ESTUDIOS	130,000,000		130,000,000
	709	ARTE Y CULTURA	130,000,000		130,000,000
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO	200,787,500		200,787,500
	709	ARTE Y CULTURA	200,787,500		200,787,500
TOTAL PRESUPUESTO SECCION			3,758,311,945	258,526,000	4,016,837,945

SECCION: 3306

INSTITUTO COLOMBIANO DEL DEPORTE – COLDEPORTES

A. PRESUPUESTO DE FUNCIONAMIENTO.			6,499,145,363	1,989,129,999	8,488,275,362
C. PRESUPUESTO DE INVERSION.			52,250,000,000	11,707,000,000	63,957,000,000
111		CONSTRUCCION DE INFRAES-TRUCTURA PROPIA DEL SECTOR	34,985,000,000	1,317,000,000	36,302,000,000
	708	RECREACION, EDUCACION FISICA Y DEPORTE	34,985,000,000	1,317,000,000	36,302,000,000
113		MEJORAMIENTO Y MANTENI-MIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR	3,000,000,000		3,000,000,000
	708	RECREACION, EDUCACION FISICA Y DEPORTE	3,000,000,000		3,000,000,000
123		MEJORAMIENTO Y MANTENI-MIENTO DE INFRAESTRUCTURA ADMINISTRATIVA	144,000,000		144,000,000
	708	RECREACION, EDUCACION FISICA Y DEPORTE	144,000,000		144,000,000
211		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES SUMINISTROS Y SERVICIOS PROPIOS DEL SECTOR	784,000,000	900,000,000	1,684,000,000

CTA. PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	T O T A L
	708	RECREACION, EDUCACION FISICA Y DEPORTE	784,000,000	900,000,000	1,684,000,000
212		MANTENIMIENTO DE EQUIPOS, MATERIALES, SUMINISTROS Y SERVICIOS PROPIOS DEL SECTOR	480,000,000	250,000,000	730,000,000
	708	RECREACION, EDUCACION FISICA Y DEPORTE	480,000,000	250,000,000	730,000,000
221		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES, SUMINISTROS Y SERVICIOS ADMINISTRATIVOS	92,000,000	300,000,000	392,000,000
	708	RECREACION, EDUCACION FISICA Y DEPORTE	92,000,000	300,000,000	392,000,000
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO	12,501,000,000	8,790,000,000	21,291,000,000
	708	RECREACION, EDUCACION FISICA Y DEPORTE	12,501,000,000	8,790,000,000	21,291,000,000
410		INVESTIGACION BASICA, APLICADA Y ESTUDIOS	120,000,000		120,000,000
	708	RECREACION, EDUCACION FISICA Y DEPORTE	120,000,000		120,000,000
510		ASISTENCIA TECNICA, DIVULGACION Y CAPACITACION A FUNCIONARIOS DEL ESTADO PARA APOYO A LA ADMINISTRACION DEL ESTADO	144,000,000	150,000,000	294,000,000
	708	RECREACION, EDUCACION FISICA Y DEPORTE	144,000,000	150,000,000	294,000,000
TOTAL PRESUPUESTO SECCION			58,749,145,363	13,696,129,999	72,445,275,362
		SECCION: 3307			
		INSTITUTO CARO Y CUERVO			
A. PRESUPUESTO DE FUNCIONAMIENTO.			2,734,935,279	67,500,000	2,802,435,279
C. PRESUPUESTO DE INVERSION.			865,260,000		865,260,000
122		ADQUISICION DE INFRAES-TRUCTURA ADMINISTRATIVA	80,000,000		80,000,000
	709	ARTE Y CULTURA	80,000,000		80,000,000
211		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES SUMINISTROS Y SERVICIOS PROPIOS DEL SECTOR	130,000,000		130,000,000
	709	ARTE Y CULTURA	130,000,000		130,000,000
410		INVESTIGACION BASICA, APLICADA Y ESTUDIOS	655,260,000		655,260,000
	709	ARTE Y CULTURA	655,260,000		655,260,000
TOTAL PRESUPUESTO SECCION			3,600,195,279	67,500,000	3,667,695,279
		SECCION: 3401			
		AUDITORIA GENERAL DE LA REPUBLICA			
A. PRESUPUESTO DE FUNCIONAMIENTO.			10,428,340,158		10,428,340,158
C. PRESUPUESTO DE INVERSION.			1,100,000,000		1,100,000,000

211		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES SUMINISTROS Y SERVICIOS PROPIOS DEL SECTOR	369,371,985	369,371,985
	1000	INTERSUBSECTORIAL GOBIERNO	369,371,985	369,371,985
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO	100,000,000	100,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	100,000,000	100,000,000
510		ASISTENCIA TECNICA, DIVULGACION Y CAPACITACION A FUNCIONARIOS DEL ESTADO PARA APOYO A LA ADMINISTRACION DEL ESTADO	198,186,174	198,186,174
	1000	INTERSUBSECTORIAL GOBIERNO	198,186,174	198,186,174
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO	432,441,841	432,441,841
	1000	INTERSUBSECTORIAL GOBIERNO	432,441,841	432,441,841
TOTAL PRESUPUESTO SECCION			11,528,340,158	11,528,340,158

SECCION: 3501

MINISTERIO DE COMERCIO, INDUSTRIA Y TURISMO

A. PRESUPUESTO DE FUNCIONAMIENTO.			126,779,180,640	126,779,180,64 0
C. PRESUPUESTO DE INVERSION.			42,792,052,000	42,792,052,000
111		CONSTRUCCION DE INFRAESTRUCTURA PROPIA DEL SECTOR	4,110,602,000	4,110,602,000
	200	INTERSUBSECTORIAL INDUSTRIA Y COMERCIO	1,000,000,000	1,000,000,000
	201	MICROEMPRESA E INDUSTRIA ARTESANAL	900,000,000	900,000,000
	206	TURISMO	2,210,602,000	2,210,602,000
211		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES SUMINISTROS Y SERVICIOS PROPIOS DEL SECTOR	859,950,000	859,950,000
	200	INTERSUBSECTORIAL INDUSTRIA Y COMERCIO	859,950,000	859,950,000
212		MANTENIMIENTO DE EQUIPOS, MATERIALES, SUMINISTROS Y SERVICIOS PROPIOS DEL SECTOR	545,000,000	545,000,000
	205	COMERCIO EXTERNO	545,000,000	545,000,000
221		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES, SUMINISTROS Y	1,000,000,000	1,000,000,000

		SERVICIOS ADMINISTRATIVOS			
	205	COMERCIO EXTERNO	1,000,000,000		1,000,000,000
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO	2,390,000,000		2,390,000,000
	200	INTERSUBSECTORIAL INDUSTRIA Y COMERCIO	380,000,000		380,000,000
	202	PEQUENA Y MEDIANA INDUSTRIA	100,000,000		100,000,000
	204	COMERCIO INTERNO	150,000,000		150,000,000
	205	COMERCIO EXTERNO	500,000,000		500,000,000
	206	TURISMO	1,160,000,000		1,160,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	100,000,000		100,000,000
320		PROTECCION Y BIENESTAR SOCIAL DEL RECURSO HUMANO	800,000,000		800,000,000
	201	MICROEMPRESA E INDUSTRIA ARTESANAL	800,000,000		800,000,000
410		INVESTIGACION BASICA, APLICADA Y ESTUDIOS	200,000,000		200,000,000
	204	COMERCIO INTERNO	100,000,000		100,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	100,000,000		100,000,000
430		LEVANTAMIENTO DE INFORMA-CION PARA PROCESAMIENTO	1,868,000,000		1,868,000,000
	205	COMERCIO EXTERNO	1,868,000,000		1,868,000,000
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO	20,300,000,000		20,300,000,000
	200	INTERSUBSECTORIAL INDUSTRIA Y COMERCIO	300,000,000		300,000,000
	201	MICROEMPRESA E INDUSTRIA ARTESANAL	20,000,000,000		20,000,000,000
530		ATENCION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA GESTION DEL ESTADO	1,000,000,000		1,000,000,000
	200	INTERSUBSECTORIAL INDUSTRIA Y COMERCIO	1,000,000,000		1,000,000,000
610		CREDITOS	9,718,500,000		9,718,500,000
	200	INTERSUBSECTORIAL INDUSTRIA Y COMERCIO	9,718,500,000		9,718,500,000
TOTAL PRESUPUESTO SECCION			169,571,232,640		169,571,232,640

SECCION: 3502

SUPERINTENDENCIA DE SOCIEDADES

A. PRESUPUESTO DE FUNCIONAMIENTO.				47,910,100,000	47,910,100,000
C. PRESUPUESTO DE INVERSION.				4,883,000,000	4,883,000,000
112		ADQUISICION DE INFRAES-TRUCTURA PROPIA DEL SECTOR		4,883,000,000	4,883,000,000
	1000	INTERSUBSECTORIAL GOBIERNO		4,883,000,000	4,883,000,000

TOTAL PRESUPUESTO SECCION	52,793,100,000	52,793,100,000

CTA. PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
		SECCION: 3601			
		MINISTERIO DE LA PROTECCION SOCIAL			
A. PRESUPUESTO DE FUNCIONAMIENTO.			10,589,452,281,282		10,589,452,281,282
C. PRESUPUESTO DE INVERSION.			1,678,543,487,500		1,678,543,487,500
112		ADQUISICION DE INFRAES-TRUCTURA PROPIA DEL SECTOR	300,000,000		300,000,000
	300	INTERSUBSECTORIAL SALUD	300,000,000		300,000,000
113		MEJORAMIENTO Y MANTENI-MIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR	2,145,000,000		2,145,000,000
	300	INTERSUBSECTORIAL SALUD	2,145,000,000		2,145,000,000
123		MEJORAMIENTO Y MANTENI-MIENTO DE INFRAESTRUCTURA ADMINISTRATIVA	2,445,000,000		2,445,000,000
	1302	BIENESTAR SOCIAL A TRABAJADORES	2,445,000,000		2,445,000,000
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO	9,325,000,000		9,325,000,000
	300	INTERSUBSECTORIAL SALUD	8,350,000,000		8,350,000,000
	1300	INTERSUBSECTORIAL TRABAJO Y SEGURIDAD SOCIAL	975,000,000		975,000,000
320		PROTECCION Y BIENESTAR SOCIAL DEL RECURSO HUMANO	121,057,260,000		121,057,260,000
	300	INTERSUBSECTORIAL SALUD	6,465,260,000		6,465,260,000
	301	PREVENCION EN SALUD	114,592,000,000		114,592,000,000
410		INVESTIGACION BASICA, APLICADA Y ESTUDIOS	10,246,797,000		10,246,797,000
	300	INTERSUBSECTORIAL SALUD	6,076,240,000		6,076,240,000
	303	SERVICIOS ESPECIALIZADOS DE SALUD	2,418,057,000		2,418,057,000
	1300	INTERSUBSECTORIAL TRABAJO Y SEGURIDAD SOCIAL	1,752,500,000		1,752,500,000
430		LEVANTAMIENTO DE INFORMA-CION PARA PROCESAMIENTO	1,800,000,000		1,800,000,000
	300	INTERSUBSECTORIAL SALUD	1,800,000,000		1,800,000,000
510		ASISTENCIA TECNICA, DIVULGACION Y CAPACITACION A FUNCIONARIOS DEL ESTADO PARA APOYO A LA ADMINISTRACION DEL ESTADO	12,427,580,500		12,427,580,500
	300	INTERSUBSECTORIAL SALUD	12,189,590,000		12,189,590,000
	303	SERVICIOS ESPECIALIZADOS DE SALUD	87,990,500		87,990,500

	903	MITIGACION	150,000,000		150,000,000
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO	210,000,000		210,000,000
	301	PREVENCION EN SALUD	210,000,000		210,000,000
530		ATENCION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA GESTION DEL ESTADO	485,000,000		485,000,000
	300	INTERSUBSECTORIAL SALUD	285,000,000		285,000,000
	1302	BIENESTAR SOCIAL A TRABAJADORES	200,000,0 00		200,000,000
620		SUBSIDIOS DIRECTOS	249,871,580,000		249,871,580,00 0
	1300	INTERSUBSECTORIAL TRABAJO Y SEGURIDAD SOCIAL	122,000,000,000		122,000,000,00 0
	1501	ASISTENCIA DIRECTA A LA COMUNIDAD	127,871,580,000		127,871,580,00 0
630		TRANSFERENCIAS	1,268,230,270,000		1,268,230,270,000
	304	SERVICIOS INTEGRALES DE SALUD	1,246,929,430,000		1,246,929,430,000
	1302	BIENESTAR SOCIAL A TRABAJADORES	21,300,840,000		21,300,840,000
TOTAL PRESUPUESTO SECCION			12,267,995,768,782		12,267,995,768,782

SECCION: 3602

SERVICIO NACIONAL DE APRENDIZAJE (SENA)

A. PRESUPUESTO DE FUNCIONAMIENTO.				45,724,728,000	45,724,728,000
B. PRESUPUESTO DE SERVICIO DE LA DEUDA PUBLICA				258,800,000	258,800,000
C. PRESUPUESTO DE INVERSION.				843,000,000,000	843,000,000,00 0
111		CONSTRUCCION DE INFRAESTRUCTURA PROPIA DEL SECTOR		5,000,000,000	5,000,000,000
	704	CAPACITACION TECNICA NO PROFESIONAL		5,000,000,000	5,000,000,000
211		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES SUMINISTROS Y SERVICIOS PROPIOS DEL SECTOR		6,000,000,000	6,000,000,000
	704	CAPACITACION TECNICA NO PROFESIONAL		6,000,000,000	6,000,000,000
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO		533,179,100,000	533,179,100,00 0
	704	CAPACITACION TECNICA NO PROFESIONAL		531,179,100,000	531,179,100,00 0
	1300	INTERSUBSECTORIAL TRABAJO Y SEGURIDAD SOCIAL		2,000,000,000	2,000,000,000
320		PROTECCION Y BIENESTAR SOCIAL DEL RECURSO HUMANO		85,258,778,000	85,258,778,000

	1302	BIENESTAR SOCIAL A TRABAJADORES		85,258,778,000	85,258,778,000
410		INVESTIGACION BASICA, APLICADA Y ESTUDIOS		145,924,400,000	145,924,400,00 0
	704	CAPACITACION TECNICA NO PROFESIONAL		145,924,400,000	145,924,400,00 0
610		CREDITOS		34,137,722,000	34,137,722,000
	1302	BIENESTAR SOCIAL A TRABAJADORES		34,137,722,000	34,137,722,000
620		SUBSIDIOS DIRECTOS		33,500,000,000	33,500,000,000
	1300	INTERSUBSECTORIAL TRABAJO Y SEGURIDAD SOCIAL		33,500,000,000	33,500,000,000
TOTAL PRESUPUESTO SECCION				888,983,528,000	888,983,528,00 0

SECCION: 3603

FONDO DE PREVISION SOCIAL DEL CONGRESO

A. PRESUPUESTO DE FUNCIONAMIENTO.	204,567,064,000	13,766,585,000	218,333,649,00 0
TOTAL PRESUPUESTO SECCION	204,567,064,000	13,766,585,000	218,333,649,00 0

SECCION: 3604

CAJA DE PREVISION SOCIAL DE LA SUPERINTENDENCIA BANCARIA EN LIQUIDACION

A. PRESUPUESTO DE FUNCIONAMIENTO.				15,371,802,000	15,371,802,000
C. PRESUPUESTO DE INVERSION.				12,382,119,000	12,382,119,000
640		INVERSIONES Y APORTES FINANCIEROS		12,382,119,000	12,382,119,000
	1302	BIENESTAR SOCIAL A TRABAJADORES		12,382,119,000	12,382,119,000
TOTAL PRESUPUESTO SECCION				27,753,921,000	27,753,921,000

SECCION: 3605

FONDO DE PASIVO SOCIAL DE FERROCARRILES NACIONALES DE COLOMBIA

A. PRESUPUESTO DE FUNCIONAMIENTO.	267,470,462,000	36,324,796,000	303,795,258,00 0
TOTAL PRESUPUESTO SECCION	267,470,462,000	36,324,796,000	303,795,258,00 0

SECCION: 3606

INSTITUTO NACIONAL DE SALUD (INS)

A. PRESUPUESTO DE FUNCIONAMIENTO.			9,577,000,000	957,000,000	10,534,000,000
C. PRESUPUESTO DE INVERSION.			4,820,264,100	921,000,000	5,741,264,100
212		MANTENIMIENTO DE EQUIPOS, MATERIALES, SUMINISTROS Y SERVICIOS PROPIOS DEL SECTOR	882,000,000	397,000,000	1,279,000,000
	300	INTERSUBSECTORIAL SALUD	882,000,000	397,000,000	1,279,000,000
221		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES, SUMINISTROS Y SERVICIOS ADMINISTRATIVOS	444,000,000	87,000,000	531,000,000
	406	SERVICIOS DE VALOR AGRE-GADO EN COMUNICACIONES	444,000,000	87,000,000	531,000,000
410		INVESTIGACION BASICA, APLICADA Y ESTUDIOS	1,418,000,000	265,000,000	1,683,000,000
	300	INTERSUBSECTORIAL SALUD	1,418,000,000	265,000,000	1,683,000,000
510		ASISTENCIA TECNICA, DIVULGACION Y CAPACITACION A	1,969,000,000	153,000,000	2,122,000,000

300	FUNCIONARIOS DEL ESTADO PARA APOYO A LA ADMINISTRACION DEL ESTADO INTERSUBSECTORIAL SALUD	1,969,000,000	153,000,000	2,122,000,000

CTA. PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO	107,264,100	19,000,000	126,264,100
	304	SERVICIOS INTEGRALES DE SALUD	107,264,100	19,000,000	126,264,100
TOTAL PRESUPUESTO SECCION			14,397,264,100	1,878,000,000	16,275,264,100

SECCION: 3607

INSTITUTO COLOMBIANO DE BIENESTAR FAMILIAR (ICBF)

CTA. PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A. PRESUPUESTO DE FUNCIONAMIENTO.				147,156,956,025	147,156,956,025
C. PRESUPUESTO DE INVERSION.			121,225,000,000	1,125,387,000,000	1,246,612,000,000
111		CONSTRUCCION DE INFRAESTRUCTURA PROPIA DEL SECTOR	2,725,000,000		2,725,000,000
	1500	INTERSUBSECTORIAL DESARROLLO COMUNITARIO	2,725,000,000		2,725,000,000
123		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA ADMINISTRATIVA		12,500,000,000	12,500,000,000
	300	INTERSUBSECTORIAL SALUD		12,500,000,000	12,500,000,000
221		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES, SUMINISTROS Y SERVICIOS ADMINISTRATIVOS		7,000,000,000	7,000,000,000
	300	INTERSUBSECTORIAL SALUD		7,000,000,000	7,000,000,000
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO		14,000,000,000	14,000,000,000
	300	INTERSUBSECTORIAL SALUD		14,000,000,000	14,000,000,000
320		PROTECCION Y BIENESTAR SOCIAL DEL RECURSO HUMANO	118,500,000,000	1,087,887,000,000	1,206,387,000,000
	1501	ASISTENCIA DIRECTA A LA COMUNIDAD	118,500,000,000	1,087,887,000,000	1,206,387,000,000
410		INVESTIGACION BASICA, APLICADA Y ESTUDIOS		2,500,000,000	2,500,000,000
	300	INTERSUBSECTORIAL SALUD		2,500,000,000	2,500,000,000
510		ASISTENCIA TECNICA, DIVULGACION Y CAPACITACION A FUNCIONARIOS DEL ESTADO PARA APOYO A LA ADMINISTRACION DEL ESTADO		1,500,000,000	1,500,000,000
	300	INTERSUBSECTORIAL SALUD		1,500,000,000	1,500,000,000
TOTAL PRESUPUESTO SECCION			121,225,000,000	1,272,543,956,025	1,393,768,956,025

SECCION: 3608

SUPERINTENDENCIA NACIONAL DE SALUD

CTA. PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A. PRESUPUESTO DE FUNCIONAMIENTO.				12,958,415,000	12,958,415,000
C. PRESUPUESTO DE INVERSION.			1,946,835,000	492,890,000	2,439,725,000
440		ACTUALIZACION DE INFORMACION PARA	1,946,835,000	492,890,000	2,439,725,000

		PROCESAMIENTO			
	300	INTERSUBSECTORIAL SALUD	1,946,835,000	492,890,000	2,439,725,000
TOTAL PRESUPUESTO SECCION			1,946,835,000	13,451,305,000	15,398,140,000

SECCION: 3609

INSTITUTO NACIONAL DE VIGILANCIA DE MEDICAMENTOS Y ALIMENTOS – INVIMA

A. PRESUPUESTO DE FUNCIONAMIENTO.				4,777,000,000	4,777,000,000
C. PRESUPUESTO DE INVERSION.				11,822,000,000	11,822,000,000
112		ADQUISICION DE INFRAESTRUCTURA PROPIA DEL SECTOR		1,497,000,000	1,497,000,000
	300	INTERSUBSECTORIAL SALUD		1,497,000,000	1,497,000,000
211		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES SUMINISTROS Y SERVICIOS PROPIOS DEL SECTOR		2,720,000,000	2,720,000,000
	300	INTERSUBSECTORIAL SALUD		2,720,000,000	2,720,000,000
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO		563,000,000	563,000,000
	300	INTERSUBSECTORIAL SALUD		563,000,000	563,000,000
410		INVESTIGACION BASICA, APLICADA Y ESTUDIOS		358,000,000	358,000,000
	300	INTERSUBSECTORIAL SALUD		358,000,000	358,000,000
430		LEVANTAMIENTO DE INFORMACION PARA PROCESAMIENTO		964,000,000	964,000,000
	301	PREVENCION EN SALUD		964,000,000	964,000,000
510		ASISTENCIA TECNICA, DIVULGACION Y CAPACITACION A FUNCIONARIOS DEL ESTADO PARA APOYO A LA ADMINISTRACION DEL ESTADO		5,720,000,000	5,720,000,000
	301	PREVENCION EN SALUD		5,720,000,000	5,720,000,000
TOTAL PRESUPUESTO SECCION				16,599,000,000	16,599,000,000

SECCION: 3701

MINISTERIO DEL INTERIOR Y LA JUSTICIA

A. PRESUPUESTO DE FUNCIONAMIENTO.			186,660,601,844		186,660,601,84 4
C. PRESUPUESTO DE INVERSION.			57,679,676,050	57,679,676,050	
111		CONSTRUCCION DE INFRAESTRUCTURA PROPIA DEL SECTOR	40,000,000,000		40,000,000,000
	802	SISTEMA PENITENCIARIO Y CARCELARIO	40,000,000,000		40,000,000,000
112		ADQUISICION DE INFRAESTRUCTURA PROPIA DEL SECTOR	1,320,702,179		1,320,702,179
	1107	TENENCIA DE LA TIERRA	1,320,702,179		1,320,702,179
113		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR	6,270,880,000		6,270,880,000
	802	SISTEMA PENITENCIARIO Y CARCELARIO	6,270,880,000		6,270,880,000
211		ADQUISICION Y/O	2,408,403,256		2,408,403,256

		PRODUCCION DE EQUIPOS, MATERIALES SUMINISTROS Y SERVICIOS PROPIOS DEL SECTOR		
	1000	INTERSUBSECTORIAL GOBIERNO	955,903,256	955,903,256
	1001	ATENCION DE EMERGENCIAS Y DESASTRES	1,452,500,000	1,452,500,000
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO	599,297,821	599,297,821
	1500	INTERSUBSECTORIAL DESARROLLO COMUNITARIO	599,297,821	599,297,821
410		INVESTIGACION BASICA, APLICADA Y ESTUDIOS	125,000,000	125,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	125,000,000	125,000,000
510		ASISTENCIA TECNICA, DIVULGACION Y CAPACITACION A FUNCIONARIOS DEL ESTADO PARA APOYO A LA ADMINISTRACION DEL ESTADO	1,552,500,000	1,552,500,000
	1000	INTERSUBSECTORIAL GOBIERNO	1,552,500,000	1,552,500,000
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO	5,402,892,794	5,402,892,794
	101	DEFENSA Y SEGURIDAD INTERNA	2,528,456,049	2,528,456,049
	800	INTERSUBSECTORIAL JUSTICIA	1,120,000,000	1,120,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	1,754,436,745	1,754,436,745
TOTAL PRESUPUESTO SECCION			244,340,277,894	244,340,277,894

SECCION: 3702

FONDO PARA LA PARTICIPACION Y EL FORTALECIMIENTO DE LA DEMOCRACIA

A. PRESUPUESTO DE FUNCIONAMIENTO.	1,222,816,188	1,222,816,188
TOTAL PRESUPUESTO SECCION	1,222,816,188	1,222,816,188

SECCION: 3703

DIRECCION NACIONAL DEL DERECHO DE AUTOR

A. PRESUPUESTO DE FUNCIONAMIENTO.	1,454,883,525	1,454,883,525
TOTAL PRESUPUESTO SECCION	1,454,883,525	1,454,883,525

SECCION: 3704

CORPORACION NACIONAL PARA LA RECONSTRUCCION DE LA CUENCA DEL RIO PAEZ Y ZONAS ALEDAÑAS NASA KIWE

A. PRESUPUESTO DE FUNCIONAMIENTO.			1,291,656,312	1,291,656,312
C. PRESUPUESTO DE INVERSION.			5,600,000,000	5,600,000,000
113		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR	5,600,000,000	5,600,000,000
	1500	INTERSUBSECTORIAL DESARROLLO COMUNITARIO	5,600,000,000	5,600,000,000
TOTAL PRESUPUESTO SECCION			6,891,656,312	6,891,656,312

CTA. PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	T O T A L
		SECCION: 3705			
		SUPERINTENDENCIA DE NOTARIADO Y REGISTRO			
A. PRESUPUESTO DE FUNCIONAMIENTO.				115,671,543,796	115,671,543,796
C. PRESUPUESTO DE INVERSION.				104,736,590,000	104,736,590,000
113		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR		400,000,000	400,000,000
	800	INTERSUBSECTORIAL JUSTICIA		400,000,000	400,000,000
430		LEVANTAMIENTO DE INFORMACION PARA PROCESAMIENTO		20,755,030,000	20,755,030,000
	800	INTERSUBSECTORIAL JUSTICIA		20,755,030,000	20,755,030,000
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO		2,532,000,000	2,532,000,000
	800	INTERSUBSECTORIAL JUSTICIA		2,532,000,0 00	2,532,000,000
630		TRANSFERENCIAS		81,049,560,000	81,049,560,000
	803	ADMINISTRACION DE JUSTICIA		81,049,560,000	81,049,560,000
TOTAL PRESUPUESTO SECCION				220,408,133,796	220,408,133,796
		SECCION: 3706			
		INSTITUTO NACIONAL PENITENCIARIO Y CARCELARIO – INPEC			
A. PRESUPUESTO DE FUNCIONAMIENTO.			525,376,625,998	354,500,000	525,731,125,998
C. PRESUPUESTO DE INVERSION.			5,396,100,000		5,396,100,000
113		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR	993,922,000		993,922,000
	802	SISTEMA PENITENCIARIO Y CARCELARIO	993,922,000		993,922,000
211		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES SUMINISTROS Y SERVICIOS PROPIOS DEL SECTOR	773,178,000		773,178,000
	802	SISTEMA PENITENCIARIO Y CARCELARIO	773,178,000		773,178,000
221		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES, SUMINISTROS Y SERVICIOS ADMINISTRATIVOS	1,380,000,000		1,380,000,000
	802	SISTEMA PENITENCIARIO Y CARCELARIO	1,380,000,000		1,380,000,000
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO	1,445,000,000		1,445,000,000

	802	SISTEMA PENITENCIARIO Y CARCELARIO	1,445,000,000		1,445,000,000
320		PROTECCION Y BIENESTAR SOCIAL DEL RECURSO HUMANO	804,000,000		804,000,000
	802	SISTEMA PENITENCIARIO Y CARCELARIO	804,000,000		804,000,000
	TOTAL PRESUPUESTO SECCION		530,772,725,998	354,500,000	531,127,225,99 8
SECCION: 3707					
DIRECCION NACIONAL DE ESTUPEFACIENTES					
A. PRESUPUESTO DE FUNCIONAMIENTO.			2,007,629,295	10,130,668,706	12,138,298,001
C. PRESUPUESTO DE INVERSION.			1,000,000,000		1,000,000,000
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO	297,000,000		297,000,000
	800	INTERSUBSECTORIAL JUSTICIA	297,000,000		297,000,000
410		INVESTIGACION BASICA, APLICADA Y ESTUDIOS	200,000,000		200,000,000
	800	INTERSUBSECTORIAL JUSTICIA	200,000,000		200,000,000
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIO-NAL PARA APOYO A LA ADMINISTRACION DEL ESTADO	503,000,000		503,000,000
	800	INTERSUBSECTORIAL JUSTICIA	503,000,000		503,000,000
TOTAL PRESUPUESTO SECCION			3,007,629,295	10,130,668,706	13,138,298,001
SECCION: 3801					
COMISION NACIONAL DEL SERVICIO CIVIL					
A. PRESUPUESTO DE FUNCIONAMIENTO.			600,000,000		600,000,000
TOTAL PRESUPUESTO SECCION			600,000,000		600,000,000
TOTAL PRESUPUESTO NACIONAL			84,120,055,689,377	7,462,317,771,514	91,582,373,460,891

Artículo 3°. El monto de los gastos que se financiarán con los recursos que se someten a consideración del Congreso de la República en virtud del proyecto de ley de financiamiento que se presentará al Congreso en los términos del artículo 347 de la Constitución Política, ascienden a la suma de Un billón cuatrocientos ochenta y seis mil millones de pesos moneda legal ($1.486.000.000.000), con lo cual el presupuesto total de apropiaciones se fija en un valor de Noventa y tres billones sesenta y ocho mil trescientos setenta y tres millones cuatrocientos sesenta mil ochocientos noventa y un pesos moneda legal ($93.068.373.460.891).

CTA. PROG	SUBC SUBP	CONCEPTO	**APORTE NACIONAL**	**RECURSOS PROPIOS**	**TOTAL**
SECCION: 1301					
MINISTERIO DE HACIENDA Y CREDITO PUBLICO					
A. PRESUPUESTO DE FUNCIONAMIENTO.			10,253,769,455		10,253,769,455
TOTAL PRESUPUESTO SECCION			10,253,769,455		10,253,769,455
SECCION: 3601					
MINISTERIO DE LA PROTECCION SOCIAL					
A. PRESUPUESTO DE FUNCIONAMIENTO.			1,475,746,230,545		1,475,746,230,545

TOTAL PRESUPUESTO SECCION	1,475,746,230,545		1,475,746,230,545
TOTAL PRESUPUESTO NACIONAL	1,486,000,000,000		1,486,000,000,000

Artículo 4°. Se entienden incorporados al presupuesto de rentas y recursos de capital, los ingresos provenientes del proyecto de ley de financiamiento a que se refiere el artículo 347 de la Constitución Política que presente el Ejecutivo por la suma de un billón cuatrocientos ochenta y seis mil millones de pesos moneda legal ($1.486.000.000.000), si el Congreso de la República la aprueba, con el objeto de equilibrar el presupuesto de Ingresos con el de Gastos.

TERCERA PARTE

DISPOSICIONES GENERALES

Artículo 5°. Las disposiciones generales de la presente ley son complementarias de las Leyes 38 de 1989, 179 de 1994, 225 de 1995 y 819 de 2003, Orgánicas del Presupuesto, y deben aplicarse en armonía con estas.

Las disposiciones generales rigen para los órganos que conforman el Presupuesto General de la Nación y para los recursos de la Nación asignados a las Empresas Industriales y Comerciales del Estado y a las Sociedades de Economía Mixta con el régimen de aquellas.

Los fondos sin personería jurídica deben ser creados por ley o por su autorización expresa y estarán sujetos a las normas y procedimientos establecidos en la Constitución Política, el Estatuto Orgánico del Presupuesto, la presente ley y las demás normas que reglamenten los órganos a los cuales pertenecen.

CAPÍTULO I

De las Rentas y Recursos

Artículo 6°. El Gobierno Nacional podrá emitir títulos de Tesorería, TES, Clase "B" con base en la facultad de la Ley 51 de 1990 de acuerdo con las siguientes reglas: no contarán con la garantía solidaria del Banco de la República; el estimativo de los ingresos producto de su colocación se incluirá en el Presupuesto General de la Nación como recursos de capital, con excepción de los provenientes de la colocación de títulos para operaciones temporales de tesorería; sus rendimientos se atenderán con cargo al Presupuesto General de la Nación; su redención se atenderá con cargo a los recursos del Presupuesto General de la Nación, con excepción de las operaciones temporales de tesorería cuyo monto de emisión se fijará en el decreto que las autorice; podrán ser administrados directamente por la Nación; podrán ser denominados en moneda extranjera; su emisión solo requerirá del decreto que la autorice y fije sus condiciones financieras; su emisión no afectará el cupo de endeudamiento y estará limitada, para las destinadas a financiar las apropiaciones presupuestales por el monto de estas.

Artículo 7°. La Dirección General de Crédito Público y del Tesoro Nacional del Ministerio de Hacienda y Crédito Público informará a los diferentes órganos las fechas de perfeccionamiento y desembolso de los recursos del crédito interno y externo de la Nación. Los establecimientos públicos del orden nacional reportarán a la referida Dirección el monto y las fechas de los recursos de crédito externo e interno contratados directamente.

Artículo 8°. Cuando exista apropiación presupuestal en el servicio de la deuda pública podrán efectuarse anticipos en el pago de los contratos de empréstito. Igualmente podrá atenderse con cargo a la vigencia en curso las del servicio de la deuda pública correspondiente al mes de enero de 2006.

Artículo 9°. La representación legal y la ordenación del gasto del servicio de la deuda está a cargo del Ministro de Hacienda y Crédito Público o en quien este delegue, según las disposiciones de la Ley Orgánica del Presupuesto.

Artículo 10. Los gastos que sean necesarios para la administración, consecución y servicio de las operaciones de crédito público, las asimiladas a ellas, las propias del manejo de la deuda, las operaciones conexas y las demás relacionadas con los recursos del Crédito serán atendidos con cargo a las apropiaciones del Servicio de la Deuda Pública.

Artículo 11. Facúltase a la Dirección General de Crédito Público y del Tesoro Nacional para que con los excedentes de liquidez en moneda nacional y extranjera de los fondos que administre, realice las siguientes operaciones: compra y venta de títulos valores emitidos por la Nación, el Banco de la República, Fogafín, entidades sujetas al control y vigilancia de la Superintendencia Bancaria y otros gobiernos y tesorerías; compra de deuda de la Nación; compras con pacto de retroventa con entidades públicas y con entidades financieras sujetas al control y vigilancia de la Superintendencia Bancaria, dentro de los cupos que autorice el Ministro de Hacienda y Crédito Público; depósitos remunerados e inversiones financieras en entidades sujetas al control y vigilancia de la Superintendencia Bancaria; depósitos a término y compras de títulos emitidos por entidades bancarias y financieras del exterior; operaciones de cubrimiento de riesgos; y las demás que autorice el Gobierno Nacional; así mismo, préstamos transitorios a la Dirección General de Crédito Público y del Tesoro Nacional, reconociendo tasa de mercado durante el período de utilización, evento que no implica unidad de caja; y préstamos de títulos valores a la citada Dirección a tasas de mercado.

Parágrafo. Lo anterior aplica cuando, de acuerdo con las disposiciones legales, la Dirección General de Crédito Público y del Tesoro Nacional no pueda hacer unidad de caja con los recursos de los fondos que administre.

Artículo 12. El Gobierno Nacional podrá realizar sin operación presupuestal alguna, sustituciones en su portafolio de inversiones con sus entidades descentralizadas, de conformidad con las normas legales vigentes.

Artículo 13. Los ingresos corrientes de la Nación y aquellas contribuciones y recursos que en las normas legales no se haya autorizado su recaudo y manejo a otro órgano, deben consignarse en la Dirección General de Crédito Público y del Tesoro Nacional, por quienes estén encargados de su recaudo.

Las Superintendencias que no sean una sección presupuestal deben consignar mensualmente en la Dirección General de Crédito Público y del Tesoro Nacional, el valor total de las contribuciones establecidas en la ley.

Artículo 14. El Ministro de Hacienda y Crédito Público fijará los criterios técnicos para el manejo de los excedentes de liquidez del Tesoro Nacional acorde con los objetivos monetarios, cambiarios y de tasa de interés a corto y largo plazo.

Artículo 15. Los rendimientos financieros originados con recursos de la Nación, incluidos los negocios fiduciarios, deben consignarse en la Dirección General de Crédito Público y del Tesoro Nacional en el mes siguiente de su recaudo.

Artículo 16. Los establecimientos públicos podrán pagar con sus ingresos propios obligaciones financiadas con recursos de la Nación mientras la Dirección General de Crédito Público y del Tesoro Nacional del Ministerio de Hacienda y Crédito Público transfiere los dineros respectivos.

Igual procedimiento será aplicable a los órganos del Presupuesto General de la Nación cuando administren fondos especiales y a las Empresas Industriales y Comerciales del Estado y Sociedades de Economía Mixta con el régimen de aquellas sobre los recursos de la Nación.

Estas operaciones deben contar con autorización previa de la Dirección General de Crédito Público y del Tesoro Nacional.

CAPÍTULO II

De los Gastos

Artículo 17. Las afectaciones al presupuesto se harán teniendo en cuenta la prestación principal originada en los compromisos que se adquieran y con cargo a este rubro se cubrirán los demás costos inherentes o accesorios.

Con cargo a las apropiaciones de cada rubro presupuestal, que sean afectadas con los compromisos iniciales, se atenderán las obligaciones derivadas de estos compromisos, tales como los costos imprevistos, ajustes y revisión de valores e intereses moratorios y gastos de nacionalización.

Artículo 18. Prohíbese tramitar actos administrativos u obligaciones que afecten el presupuesto de gastos cuando no reúnan los requisitos legales o se configuren como hechos cumplidos. El representante legal y el ordenador del gasto o en quienes estos hayan delegado, responderán disciplinaria, fiscal y penalmente por incumplir lo establecido en esta norma.

Artículo 19. Para proveer empleos vacantes se requerirá del certificado de disponibilidad presupuestal por la vigencia fiscal de 2005. Por medio de este, el Jefe de Presupuesto o quien haga sus veces garantizará la existencia de los recursos del 1° de enero al 31 de diciembre de 2005, por todo concepto de gastos de personal, salvo que el nombramiento sea en reemplazo de un cargo provisto o creado durante la vigencia, para lo cual se deberá expedir el certificado de disponibilidad presupuestal para lo que resta del año fiscal.

Toda provisión de empleos de los servidores públicos deberá corresponder a los previstos en la planta de personal, incluyendo las vinculaciones de los trabajadores oficiales.

Previo al reconocimiento de la Prima Técnica se expedirá el certificado de disponibilidad presupuestal. Por medio de este se deberá garantizar la existencia de recursos del 1° de enero al 31 de diciembre de 2005.

La vinculación de supernumerarios, por períodos superiores a tres meses, deberá ser autorizada mediante resolución suscrita por el jefe del respectivo órgano.

Artículo 20. La solicitud de modificación a las plantas de personal requerirá para su consideración y trámite, por parte del Ministerio de Hacienda y Crédito Público, Dirección General del Presupuesto Público Nacional, los siguientes requisitos:

1. Exposición de motivos.

2. Costos comparativos de las plantas vigente y propuesta.

3. Efectos sobre los gastos generales.

4. Concepto del Departamento Nacional de Planeación si se afectan los gastos de Inversión.

5. Y los demás que la Dirección General del Presupuesto Público Nacional considere pertinentes.

El Departamento Administrativo de la Función Pública aprobará las propuestas de modificaciones a las plantas de personal, cuando hayan obtenido la viabilidad presupuestal del Ministerio de Hacienda y Crédito Público - Dirección General del Presupuesto Público Nacional.

Artículo 21. Los recursos destinados a programas de capacitación y bienestar social no pueden tener por objeto crear o incrementar salarios, bonificaciones, sobresueldos, primas, prestaciones sociales, remuneraciones extralegales o estímulos pecuniarios ocasionales que la ley no haya establecido para los servidores públicos, ni servir para otorgar beneficios directos en dinero o en especie.

Los programas de capacitación podrán comprender matrículas de los funcionarios, que se girarán directamente a los establecimientos educativos, salvo lo previsto por el artículo 114 de la Ley 30 de 1992. Su otorgamiento se hará en virtud de la reglamentación interna del órgano respectivo.

Artículo 22. La Dirección General del Presupuesto Público Nacional del Ministerio de Hacienda y Crédito Público será la competente para expedir la resolución que regirá la constitución y funcionamiento de las cajas menores en los órganos que conforman el Presupuesto General de la Nación, y en las entidades nacionales con régimen presupuestal de Empresas Industriales y Comerciales del Estado con carácter no financiero, respecto de los recursos que le asigna la Nación.

Artículo 23. La adquisición de los bienes que necesiten los órganos que hacen parte del Presupuesto General de la Nación para su funcionamiento y organización requieren de un Plan de Compras. Este plan deberá aprobarse por cada órgano acorde con las apropiaciones autorizadas en el Presupuesto General de la Nación y se modificará cuando las apropiaciones que la respaldan sean modificadas.

Cuando los órganos de que trata el artículo 5º de la presente ley requieran adquirir vehículos, deben obtener autorización previa de la Dirección General del Presupuesto Público Nacional. Para ello se deberá incluir una justificación en que se detalle el inventario de vehículos y su programa de reposición.

Exceptúanse los vehículos de los Presidentes de las Ramas del Poder Público y los operativos de la Fuerza Pública y el Departamento Administrativo de Seguridad, DAS.

Artículo 24. Se podrá hacer distribuciones en el presupuesto de ingresos y gastos, sin cambiar su destinación ni cuantía, mediante resolución suscrita por el jefe del respectivo órgano. En el caso de los establecimientos públicos del orden nacional estas distribuciones se harán por resolución o acuerdo de las Juntas o Consejos Directivos. Si no existen Juntas o Consejos Directivos lo hará el representante legal de estos.

Dichos actos administrativos requerirán para su validez de la aprobación del Ministerio de Hacienda y Crédito Público - Dirección General del Presupuesto Público Nacional.

Los jefes de los órganos responderán por la legalidad de los actos en mención.

A fin de evitar duplicaciones en los casos en los cuales la distribución afecte el presupuesto de otro órgano que haga parte del Presupuesto General de la Nación, el mismo acto administrativo servirá de base para realizar los ajustes correspondientes en el órgano que distribuye e incorporar las del órgano receptor. La ejecución presupuestal de estas deberá iniciarse en la misma vigencia de la distribución; en caso de requerirse se abrirán subordinales.

El jefe del órgano o en quien este haya delegado la ordenación del gasto podrá efectuar a nivel del decreto de liquidación asignaciones internas de apropiaciones en sus dependencias, seccionales o regionales a fin de facilitar su manejo operativo y de gestión, sin que las mismas impliquen cambiar su destinación. Estas asignaciones para su validez no requerirán aprobación del Ministerio de Hacienda y Crédito Público - Dirección General del Presupuesto Público Nacional.

Artículo 25. Los órganos de que trata el artículo 5° de la presente ley podrán pactar anticipos únicamente cuando cuenten con Programa Anual Mensualizado de Caja - PAC aprobado.

Artículo 26. El Gobierno Nacional en el decreto de liquidación clasificará y definirá los ingresos y gastos. Así mismo, cuando las partidas se incorporen en numerales rentísticos, secciones, programas y subprogramas que no correspondan a su objeto o naturaleza, las ubicará en el sitio que corresponda.

El Ministerio de Hacienda y Crédito Público - Dirección General del Presupuesto Público Nacional hará mediante Resolución, las operaciones que en igual sentido se requieran durante el transcurso de la vigencia.

Cuando se trate del presupuesto de gastos de inversión requerirá del concepto previo favorable del Departamento Nacional de Planeación.

Artículo 27. El Ministerio de Hacienda y Crédito Público - Dirección General del Presupuesto Público Nacional, de oficio o a petición del Jefe del órgano respectivo, hará por resolución las aclaraciones y correcciones de leyenda necesarias para enmendar los errores de transcripción y aritméticos que figuren en el Presupuesto General de la Nación para la vigencia fiscal de 2005.

Artículo 28. El Ministerio de Hacienda y Crédito Público - Dirección General del Presupuesto Público Nacional podrá abstenerse de adelantar los trámites de cualquier operación presupuestal de las entidades señaladas en el artículo 5° de la presente ley que incumplan los objetivos y metas trazados en el Plan Financiero, en la Programación Macroeconómica del Gobierno Nacional y en el Programa Anual de Caja. Para tal efecto, los órganos y entidades enviarán a la Dirección General del Presupuesto Público Nacional informes mensuales sobre la ejecución de ingresos y gastos, dentro de los cinco (5) primeros días del mes siguiente.

Artículo 29. Los compromisos y las obligaciones de los órganos que sean una sección del Presupuesto General de la Nación correspondientes a las apropiaciones financiadas con rentas provenientes de contratos o convenios, solo podrán ser asumidos cuando estos se hayan perfeccionado.

Artículo 30. Cuando los órganos que hacen parte del Presupuesto General de la Nación, celebren contratos entre sí, que afecten sus presupuestos, con excepción de los de crédito, harán los ajustes mediante resoluciones del Jefe del órgano respectivo. En el caso de los Establecimientos Públicos del Orden Nacional, las Superintendencias y Unidades Administrativas Especiales con personería jurídica así como las señaladas en el artículo 5° del Estatuto Orgánico del Presupuesto, dichos ajustes deben realizarse por acuerdo o resolución de las juntas o consejos directivos o el representante legal del órgano, si no existen juntas o consejos directivos.

Para iniciar la ejecución de los actos a que se refiere el inciso anterior, el Ministerio de Hacienda y Crédito Público - Dirección General del Presupuesto Público Nacional, aprobará las resoluciones o los acuerdos que deben ser remitidos para estos efectos, acompañados del respectivo certificado de disponibilidad presupuestal y su justificación económica en la cual se señale el objeto, valor y duración de los contratos.

Los jefes de los órganos responderán por la legalidad de los actos en mención.

Artículo 31. Cuando los órganos que conforman el Presupuesto General de la Nación posean bienes inmuebles que en la actualidad no estén utilizando o que no sean necesarios para el desarrollo normal de sus funciones, deben desarrollar todas las actividades tendientes a cumplir con lo establecido en el artículo 8° de la Ley 708 de 2001 y sus decretos reglamentarios.

Así mismo, cuando dichos órganos funcionen en inmuebles de propiedad de particulares en calidad de arrendatarios, deben efectuar las gestiones necesarias para su traslado a un inmueble que actualmente no se encuentre ocupado por otra entidad pública y que sea de su propiedad.

Artículo 32. Ningún órgano podrá contraer compromisos que impliquen el pago de cuotas a organismos internacionales con cargo al Presupuesto General de la Nación, sin que exista la ley aprobatoria de tratados públicos o que el Presidente de la República haya autorizado su aplicación provisional en los términos del artículo 224 de la Constitución Política.

Una vez cumplidos los requisitos del inciso anterior, previa autorización del Ministerio de Relaciones Exteriores, los establecimientos públicos del nivel nacional, solo podrán pagar con cargo a sus recursos propios las cuotas a dichos organismos.

Los aportes y contribuciones de la República de Colombia a los Organismos Financieros Internacionales se pagarán con cargo al Presupuesto General de la Nación, salvo en aquellos casos en que los aportes se contabilicen como reservas internacionales, que serán pagados de conformidad con lo previsto en la Ley 31 de 1992 o aquellas que la modifiquen o adicionen.

Artículo 33. Los órganos que conforman el Presupuesto General de la Nación deben reintegrar, dentro del primer trimestre de 2005, a la Dirección General de Crédito Público y del Tesoro Nacional, y a sus tesorerías cuando correspondan a recursos propios, los recursos originados en convenios con organismos internacionales que no estén amparando compromisos u obligaciones, y que correspondan a apropiaciones presupuestales de la vigencia fiscal 2003 y anteriores, incluidos sus rendimientos financieros, diferencial cambiario, y demás réditos originados en aquellos, con el soporte correspondiente.

CAPÍTULO III

De las reservas presupuestales y cuentas por pagar

Artículo 34. Las reservas presupuestales y las cuentas por pagar de los órganos que conforman el Presupuesto General de la Nación, correspondientes al año 2004, deben constituirse a más tardar el 20 de enero de 2005 y remitirse a la Dirección General del Presupuesto Público Nacional en la misma fecha. Las primeras serán constituidas por el ordenador del gasto y el jefe de presupuesto o quien haga sus veces, y las segundas por el ordenador del gasto y el tesorero de cada órgano.

Cuando se trate de aportes de la Nación a las Empresas Industriales y Comerciales del Estado o a las Sociedades de Economía Mixta con el régimen de aquellas, tanto las reservas como las cuentas por pagar deben constituirse en el mismo plazo, por el ordenador del gasto y el jefe de presupuesto o por quien haga sus veces, en el primer caso, y por el ordenador del gasto y el tesorero de cada empresa o sociedad en el segundo caso.

Igual procedimiento será aplicable a las Superintendencias y a las Unidades Administrativas Especiales cuando no figuren como secciones presupuestales.

Únicamente en casos excepcionales se podrá efectuar correcciones a la información suministrada respecto de la constitución de las reservas presupuestales y/o cuentas por pagar. Estas correcciones se podrán efectuar hasta el 31 de enero de 2005.

Los casos excepcionales serán calificados por el jefe del órgano o representante legal del órgano o entidad, según el caso.

Artículo 35. Constituidas las cuentas por pagar y las reservas presupuestales de la vigencia fiscal de 2004, los dineros sobrantes serán reintegrados a la Dirección General de Crédito Público y del Tesoro Nacional.

Las cuentas por pagar y las reservas presupuestales correspondientes a la vigencia fiscal de 2004 que no se hayan ejecutado a 31 de diciembre de 2005, expirarán sin excepción. En consecuencia, deben reintegrarse a la Dirección General de Crédito Público y del Tesoro Nacional.

Los recursos incorporados en el Presupuesto General de la Nación con destino a las Empresas Industriales y Comerciales del Estado y a las Sociedades de Economía Mixta con el régimen de aquellas, que no hayan sido comprometidos o ejecutados a 31 diciembre de 2005, deben ser reintegrados por estas a la Dirección General de Crédito Público y del Tesoro Nacional.

Parágrafo. Los reintegros de que trata el inciso primero del presente artículo deben realizarse por el ordenador del gasto y el funcionario de manejo del respectivo órgano, a más tardar el 20 de enero de 2005. Los mismos funcionarios reintegrarán los recursos a que se refieren los incisos segundo y tercero, a más tardar el 20 de enero de 2006.

CAPÍTULO IV

De las vigencias futuras

Artículo 36. Los cupos anuales autorizados para asumir compromisos de vigencias futuras no utilizados a 31 de diciembre del año en que se concede la autorización, caducan sin excepción. En los casos de licitación, concurso de méritos o cualquier otro proceso de selección, se entienden utilizados los cupos anuales de vigencias futuras con el acto de adjudicación.

Artículo 37. Las solicitudes para comprometer recursos de la Nación, que afecten vigencias fiscales futuras de las Empresas Industriales y Comerciales del Estado o Sociedades de Economia Mixta con régimen de aquellas, deben tramitarse a través de los órganos que conforman el Presupuesto General de la Nación a los cuales estén vinculadas.

CAPÍTULO V

Disposiciones varias

Artículo 38. El servidor público que reciba una orden de embargo sobre los recursos incorporados en el Presupuesto General de la Nación, incluidas las transferencias que hace la Nación a las Entidades Territoriales, está obligado a efectuar los trámites correspondientes para solicitar su desembargo. Para este efecto, solicitará a la Dirección General del Presupuesto Público Nacional del Ministerio de Hacienda y Crédito Público, la constancia sobre la naturaleza de estos recursos. La solicitud debe indicar el tipo de proceso, las partes involucradas, el despacho judicial que profirió las medidas cautelares, y el origen de los recursos que fueron embargados.

Cualquier medida cautelar sobre rentas del Presupuesto General de la Nación, en los términos del artículo 177 del Código Contencioso Administrativo, originado en procesos laborales de cualquier jurisdicción, únicamente podrá afectar las cuentas de la entidad nominadora.

Artículo 39. Las sentencias, conciliaciones y cesantías parciales, serán incorporadas al presupuesto de acuerdo con la disponibilidad de recursos, de conformidad con el artículo 39 del Estatuto Orgánico del Presupuesto.

Artículo 40. Los órganos a que se refiere el artículo 5º de la presente ley pagarán los fallos de tutela con cargo al rubro que corresponda a la naturaleza del negocio fallado. Para pagarlas, en primera instancia se deben efectuar los traslados presupuestales requeridos, con cargo a los saldos de apropiación disponibles durante la vigencia fiscal en curso.

Los Establecimientos públicos deben atender las providencias que se profieran en su contra, en primer lugar con recursos propios.

Con cargo a las apropiaciones del rubro sentencias y conciliaciones se podrán pagar todos los gastos originados en los Tribunales de Arbitramento.

Artículo 41. En virtud de la autonomía consagrada en el artículo 69 de la Constitución Política, las Universidades Estatales pagarán las sentencias o fallos proferidos en contra de la Nación con los recursos asignados por parte de esta, en cumplimiento del artículo 86 de la Ley 30 de 1992.

Artículo 42. Las obligaciones por concepto de servicios médico-asistenciales, servicios públicos domiciliarios, gastos de operación aduanera, comunicaciones, transporte y contribuciones inherentes a la nómina, causados en el último trimestre de 2004, se pueden pagar con cargo a las apropiaciones de la vigencia fiscal de 2005.

La prima de vacaciones, la indemnización a las mismas, las cesantías, las pensiones y los impuestos, podrán ser pagados con cargo al presupuesto vigente cualquiera que sea el año de su causación.

Artículo 43. Autorízase a la Nación y sus entidades descentralizadas para efectuar cruces de cuentas entre sí o con entidades territoriales y sus descentralizadas, sobre las obligaciones que recíprocamente tengan causadas. Para estos efectos se requerirá acuerdo previo entre las partes. Estas operaciones deben reflejarse en el presupuesto, conservando, únicamente, la destinación para la cual fueron programadas las apropiaciones respectivas.

En el caso de las obligaciones de origen legal que tenga la Nación y sus entidades descentralizadas para con otros órganos públicos, se deben tener en cuenta, para efectos de estas compensaciones, las transferencias y aportes, a cualquier título, que las primeras hayan efectuado a las últimas en cualquier vigencia fiscal. Si quedare algún saldo en contra de la Nación, esta podrá sufragarlo a través de títulos de deuda pública, sin que implique operación presupuestal alguna.

Cuando se combinen las calidades de acreedor y deudor en una misma persona, como consecuencia de un proceso de liquidación o privatización de órganos nacionales de derecho público, se compensarán las cuentas automáticamente, sin operación presupuestal alguna.

Artículo 44. La Nación podrá emitir bonos en condiciones de mercado u otros títulos de deuda pública para pagar las obligaciones financieras a su cargo, causadas o acumuladas a diciembre 31 de 1993, por concepto de pasivo por pensiones y cesantías de las personas beneficiarias del extinto Fondo del Pasivo Prestacional del sector salud, y para sanear los pasivos correspondientes a las cesantías de las Universidades Estatales, a que se refiere el artículo 88 de la Ley 30 de 1992, del personal administrativo y docentes no acogidos al nuevo régimen salarial. Igualmente, se podrán emitir los bonos pensionales de que trata la Ley 100 de 1993. La emisión de los bonos o títulos de que trata este artículo, no implica operación presupuestal alguna y sólo deben presupuestarse para efectos de su redención. El mismo procedimiento se aplicará a los bonos que se expidan en cumplimiento del artículo 29 de la Ley 344 de 1996.

Artículo 45. El presupuesto inicial correspondiente a la vigencia fiscal de 2005 contiene la reducción ordenada en el artículo 31 de la Ley 344 de 1996, y en el artículo 8° de la Ley 819 de 2003. En consecuencia, para dicho año se cumple con lo establecido en las mencionadas normas.

Artículo 46. El porcentaje de la cesión del Impuesto a las Ventas asignado a las Cajas Departamentales de Previsión y al Fondo de Prestaciones Sociales del Magisterio, con destino al pago de las cesantías definitivas y pensiones del personal docente nacionalizado, continuará pagándose tomando como base los convenios suscritos en virtud de lo dispuesto en la Ley 91 de 1989.

Artículo 47. La Nación podrá aportar a la Administración Postal Nacional los recursos necesarios, para garantizar el servicio de franquicia postal previsto por la ley, a los órganos que hacen parte del Presupuesto General de la Nación, así como el servicio de telegrafía prestado por esta de manera directa, o a través de otras empresas, a la Rama Judicial.

Para el servicio de telegrafía, las entidades partícipes expedirán los respectivos paz y salvos con fundamento en el reconocimiento de la deuda que por este concepto realice cada uno de los órganos deudores y procederán a realizar los respectivos ajustes contables, sin operación presupuestal alguna.

Artículo 48. La Fiscalía General de la Nación, la Policía Nacional, el Ejército Nacional, la Armada Nacional, la Fuerza Aérea y el Departamento Administrativo de Seguridad deben cubrir con cargo a sus respectivos presupuestos los gastos del personal vinculado a dichos órganos y que conforman los Grupos de Acción Unificada por la Libertad Personal -Gaula- a que se refiere la Ley 282 de 1996.

Artículo 49. Los órganos de que trata el artículo 5 de la presente ley deben remitir al Departamento Nacional de Planeación, antes del 30 de marzo de 2005, el presupuesto de inversión debidamente regionalizado.

Cuando se realicen modificaciones al Presupuesto que afecten la regionalización, los diferentes órganos deben remitir esta información al Departamento Nacional de Planeación, dentro del mes siguiente al perfeccionamiento de dicha operación.

Artículo 50. Todos los programas y proyectos en carreteras y aeropuertos que no estén a cargo de la Nación y que estén financiados con recursos del Fondo de Inversiones para la Paz, FIP, podrán ser ejecutados por el Instituto Nacional de Vías, la Unidad Administrativa Especial de la Aeronáutica Civil, UAEAC, o mediante convenios con las entidades territoriales, según el caso.

Artículo 51. En desarrollo del artículo 119 del Estatuto Orgánico del Presupuesto, y para garantizar su saneamiento financiero, el Instituto de Planificación y Promoción de Soluciones Energéticas -IPSE- o quien haga sus veces, podrá capitalizar, previa consulta con los representantes legales de las entidades territoriales accionistas, en las Empresas de Servicios Públicos de Energía los activos de su propiedad que posee en el sistema interconectado y no interconectado Nacional. Una vez capitalizados estos activos, el Instituto podrá entregar a la Nación las acciones en dación en pago. Todas estas transacciones no requerirán operación presupuestal alguna.

Artículo 52. La Agencia Nacional de Hidrocarburos en desarrollo de lo previsto en el Decreto 1760 de 2003, reflejará en su presupuesto las regalías de que trata el artículo 5 de dicho decreto.

Artículo 53. La ejecución de los recursos que deban ser girados al Fondo Nacional de Pensiones de las entidades territoriales con cargo al Presupuesto General de la Nación, se realizará por medio de resolución expedida por el Ministerio de Hacienda y Crédito Público, ordenando el giro de los recursos. Si no fuere posible realizar el giro de los recursos a las administradoras del Fondo, bastará para el mismo efecto, que por dicha resolución se disponga la administración de los mismos por parte de la Dirección de Crédito Público y del Tesoro Nacional a través de una cuenta especial, mientras los recursos puedan ser efectivamente entregados.

Los recursos serán girados con la periodicidad que disponga el Gobierno Nacional. En el evento en que los recursos no se hayan distribuido en su totalidad entre las entidades territoriales, los no distribuidos se podrán girar a una cuenta del Fondo, administrada de la misma manera que los demás recursos del Fondo, como recursos por abonar a las cuentas correspondientes de las entidades territoriales.

Para efectos de realizar la verificación de las condiciones a las que hace referencia el parágrafo 3 del artículo 2° de la Ley 549 de 1999, el Gobierno determinará las condiciones sustanciales que deben acreditarse, los documentos que deben remitirse para el efecto, y el procedimiento con que la misma se realizará. Mientras se producen las verificaciones, se girarán los recursos en la forma prevista en el inciso anterior. Cuando se establezca que la realidad no corresponde con lo que se acreditó, se descontarán los recursos correspondientes, para efectos de ser redistribuidos, sin que dicha nueva distribución constituya un nuevo acto de ejecución presupuestal.

Artículo 54. Los proyectos viales de las redes secundaria o terciaria y urbana, los aeropuertos y transporte fluvial a cargo de la Nación, que hayan sido seleccionados y priorizados en los distintos departamentos durante las Audiencias Públicas celebradas en cumplimiento del artículo 6º de la Ley 812 de 2003 y demás apropiaciones programadas por la presente ley a las entidades especializadas del sector transporte para estos propósitos, podrán ser ejecutados directamente por estas o mediante convenios con las entidades territoriales y/o sus descentralizadas. La responsabilidad de la Nación se limitará a la ejecución de los proyectos, y dichas redes seguirán a cargo de las entidades territoriales; en ningún caso podrá modificar el mantenimiento que actualmente la Nación adelanta en vías secundarias o terciarias.

Artículo 55. En cumplimiento del artículo 80 de la Ley 812 de 2003, y en caso de no ser posible el cruce de cuentas, el Gobierno Nacional a través de los Ministerios de Hacienda y Crédito Público y de Educación Nacional suscribirán con las respectivas entidades territoriales los correspondientes acuerdos de pago para el saneamiento de las deudas que estas últimas tienen con los docentes y administrativos por concepto de salarios y prestaciones que se financiaban con los recursos del situado fiscal y que estuvieren vigentes a 31 de diciembre de 2001, los cuales se atenderán con cargo al servicio de la deuda.

Artículo 56. Las entidades estatales podrán constituir mediante patrimonio autónomo los fondos a que se refiere el artículo 107 de la Ley 42 de 1993. Los recursos que se coloquen en dichos fondos ampararán los bienes del Estado cuando los estudios técnicos indiquen que es más conveniente la cobertura de los riesgos con reservas públicas que con seguros comerciales.

Cuando los estudios técnicos permitan establecer que determinados bienes no son asegurables o que su aseguramiento implica costos de tal naturaleza que la relación costo beneficios del aseguramiento es negativa, o que los recursos para autoprotección mediante fondos de aseguramiento son de tal magnitud que no es posible o conveniente su uso para tal fin, se podrá asumir el riesgo frente a estos bienes y no asegurarlos ni ampararlos con fondos de aseguramiento.

Esta disposición será aplicable a las empresas industriales y comerciales del Estado y a las sociedades de economía mixta asimiladas a estas.

Artículo 57. La Nación - Ministerio de Minas y Energía podrá financiar en la vigencia fiscal de 2005 hasta por la suma de ochenta mil millones de pesos ($80.000.000.000), los subsidios para pagos por menores tarifas eléctricas de las Zonas Interconectadas y no Interconectadas, con los recursos del Fondo de Energía Social.

El Gobierno procederá a realizar los ajustes que correspondan a los ingresos en virtud de la presente disposición.

Artículo 58. Las entidades responsables de la Atención Integral de la Población Desplazada por la Violencia en los niveles nacional, departamental, municipal y distrital, darán prioridad en la ejecución de sus respectivos presupuestos a la atención de la población desplazada por la violencia, de acuerdo con el plan diseñado por el Gobierno Nacional en desarrollo de la sentencia T-025 de 2004 proferida por la honorable Corte Constitucional.

Artículo 59. Los créditos condonables o no reembolsables que contraten las entidades territoriales en el mercado internacional, no computarán dentro de los indicadores a que hace referencia la Ley 358 de 1997, siempre y cuando la respectiva entidad territorial cumpla los requisitos que se establezcan para su condonación.

Lo dispuesto en el inciso anterior, es aplicable independientemente que la entidad territorial se encuentre incursa en un acuerdo de reestructuración de pasivos con sus acreedores en los términos de la Ley 550 de 1999, requiriéndose en todo caso la observancia de los requisitos legales para la celebración de la respectiva operación de Crédito Público.

Artículo 60. El inciso 8, numeral 3, literal d), artículo 8°, del Capítulo II, del Título II de la Ley 812 de 2003, quedará así:

"Los municipios y distritos, realizarán y adoptarán la estratificación socioeconómica de cabeceras municipales o distritales y de centros poblados rurales, a más tardar doce (12) meses contados a partir del momento en que la entidad competente defina las metodologías y los municipios a los que le corresponde aplicarlas.

Las empresas de servicios públicos domiciliarios, la aplicarán al cobro de los servicios públicos a más tardar cinco (5) meses después de haber sido adoptadas por la alcaldía, o la gobernación en el caso de San Andrés, en el Departamento de San Andrés y Providencia.

Artículo 61. En desarrollo de lo establecido por el artículo 61 de la Ley 179 de 1994, el Gobierno Nacional mediante decreto incorporará durante la vigencia fiscal de 2005 al Presupuesto General de la Nación, los recursos provenientes de donaciones o recursos de asistencia o ayuda internacional con destino a la financiación de los procesos de negociación que adelante el Gobierno con organizaciones armadas al margen de la ley.

Artículo 62. El Incoder o la entidad nacional competente, deberá incluir en el contrato para el desarrollo del proyecto Distrito de Riego de Ranchería, mediante los procedimientos legales correspondientes, los recursos que por la venta de las acciones de Carbocol deben ser invertidos en el Departamento de La Guajira, de conformidad con el artículo 23 de la Ley 226 de 1995, y los recursos que ha entregado y se ha obligado a entregar el Departamento de La Guajira, en virtud del convenio interadministrativo celebrado por el INAT cedido al Incoder, para la financiación del mencionado proyecto.

Se autoriza a la Nación, para que, previa la celebración de conciliación prejudicial, a través de la autoridad competente, apruebe las vigencias futuras necesarias para garantizar la ejecución del proyecto Distrito de Riego de Ranchería, incluyendo los recursos a que se refiere el presente artículo, todo lo cual no implica legalizar hechos cumplidos.

Artículo 63. Autorízase a la Nación - Ministerio de Hacienda y Crédito Público, para asumir la deuda de la Empresa Servicio Aéreo a Territorios Nacionales, Satena, originada en la adquisición del avión Boeing B-737-700 BBJ para el servicio de la Presidencia de la República. Para tal efecto, sólo se requerirá que la Empresa Servicio Aéreo a Territorios Nacionales, Satena, transfiera la propiedad de la mencionada aeronave al Ministerio de Defensa Nacional - Fuerza Aérea Colombiana, quien deberá atender con cargo a su presupuesto los demás gastos y costos en que dicha Empresa haya incurrido para su adquisición y hasta la fecha de la transferencia.

Artículo 64. El Gobierno Nacional, con cargo a las apropiaciones de la presente vigencia fiscal, podrá otorgar créditos que podrán ser condonables al Instituto de Seguros Sociales y a las Empresas Sociales del Estado creadas mediante Decreto 1750 de 2003, con el objeto de apoyar sus procesos de reestructuración, en las condiciones que establezca la Dirección General de Crédito Público y del Tesoro Nacional. El incumplimiento de dichas condiciones dará lugar a la exigibilidad de los créditos.

Artículo 65. El plazo para el ofrecimiento de la cobertura previsto en el Inciso 3° del artículo 96 de la Ley 795 de 2003, se amplía hasta el 31 de diciembre de 2005.

Artículo 66. Cuando la estructuración financiera de proyectos de infraestructura a cargo de entidades públicas del orden nacional requiera otorgar condiciones o garantías de liquidez, la Dirección General de Crédito Público y del Tesoro Nacional del Ministerio de Hacienda y Crédito Público podrá implementar los mecanismos que garanticen dicha liquidez.

Artículo 67. Los subsidios para vivienda establecidos en el artículo 24 del Decreto 353 de 1994, podrán ser reconocidos y pagados también con cargo a los excedentes de que trata el parágrafo 2° del artículo 22 del citado Decreto o a las provisiones que para tal fin haya efectuado la Caja Promotora de Vivienda Militar, a los afiliados o vinculados por contrato de prestación de servicios que cumplieron requisitos en años anteriores al de la vigencia de la presente ley.

Artículo 68. Modificase el artículo 80 de la Ley 633 de 2000, el cual quedará así: "De conformidad con los artículos 64, 65 y 66 de la Constitución Política, la Nación asignará un monto suficiente de recursos destinados a cubrir el valor correspondiente al cincuenta por ciento (50%) del costo de la energía eléctrica, debidamente comprobado por las electrificadoras de cada región, de los usuarios de los distritos de riego y de los distritos de riego administrados por el Estado o por las Asociaciones de Usuarios debidamente reconocidos por el Ministerio de Agricultura y Desarrollo Rural.

Parágrafo 1°. Para el caso de los usuarios de los distritos de riego cuya facturación sea individual, este beneficio se otorgará para aquellos que no posean más de cincuenta (50) hectáreas.

Parágrafo 2°. Para efectos de la clasificación de los usuarios del servicio de energía, según la Ley 142 de 1994, la utilización de la energía eléctrica para riego dirigido a la producción agropecuaria se clasificará dentro de la clase especial, la cual no pagará contribución. Además con el objeto de comercializar la energía eléctrica, los usuarios en los distritos de riego y los distritos de riego, se clasificarán como usuarios no regulados."

Artículo 69. Aclárase el inciso quinto del artículo 24 de la Ley 715 de 2001 en el sentido de que el valor máximo al cual allí se hace referencia es el equivalente a un punto del incremento adicional que tenga el Sistema General de Participaciones en los términos del segundo parágrafo transitorio del Acto Legislativo 01 de 2001.

Artículo 70. Las partidas asignadas a proyectos viales correspondientes a las redes urbanas, secundarias y terciarias y a transporte fluvial estarán sujetas al concepto previo y favorable del Departamento Nacional de Planeación.

Artículo 71. La presente ley rige a partir de la fecha de su publicación y surte efectos fiscales a partir del 1° de enero de 2005.

El Presidente del honorable Senado de la República,
Luis Humberto Gómez Gallo.

El Secretario General del honorable Senado de la República,
Emilio Ramón Otero Dajud.

La Presidenta de la honorable Cámara de Representantes,
Zulema Jattin Corrales.

El Secretario General de la honorable Cámara de Representantes,
Angelino Lizcano Rivera.

REPUBLICA DE COLOMBIA - GOBIERNO NACIONAL

Publíquese y cúmplase.

Dada en Bogotá, D. C., a 23 de diciembre de 2004.

ÁLVARO URIBE VÉLEZ

El Ministro de Hacienda y Crédito Público,
Alberto Carrasquilla Barrera.